46

08001495

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Plus Income Fund

*CURRENT ADDRESS

PROCESSED

MAR 3 1 2008

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34838 FISCAL YEAR 12-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 3/27/08

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

AR/S
12-31-07

Annual Information Form

(for the fiscal year ended December 31, 2007)

March 10, 2008

TABLE OF CONTENTS

In this Annual Information Form, all dollar figures are in Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

Forward Looking Information

Certain information included or incorporated by reference herein is forward-looking, within the meeting of applicable Canadian securities laws. Forward-looking information includes, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, distributable cash flow, taxes and plans and objectives of or involving Superior Plus Income Fund (the "Fund") or Superior Plus LP ("Superior LP" or the "Partnership"). Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Annual Information Form ("AIF") includes, but is not limited to, outlooks, capital expenditures, business strategy and objectives. The Fund and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks identified in this AIF under the heading "Risk Factors" and in the Fund's most recent Annual Management's Discussion and Analysis. Any forward-looking information made is provided as of the date hereof and, except as required by law, neither the Fund nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

With respect to forward-looking information contained in this AIF and in addition to other assumptions identified in this AIF, we have made assumptions regarding, among other things:

Corporate

- The Fund expects current economic conditions in Canada and the United States to prevail for 2008 with an improved outlook for 2009;
- The Fund continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt is expected to remain stable to marginally lower throughout 2008, increasing modestly in 2009;
- Financial and physical counterparties continue to fulfill their obligations to Superior; and
- Regulatory authorities do not impose any new regulations impacting the Fund.

Superior Propane

- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five year average;
- Superior Propane expects that wholesale propane prices will not significantly impact demand for propane and related propane services;
- Total gross profit for Superior Propane is projected to increase due to the on-going implementation of customer service programs and an increase in propane volumes; and
- Market opportunities for Superior Propane's wholesale trading division are expected to be consistent with the prior years.

ERCO

- Current supply and demand fundamentals for sodium chlorate and potassium/chloralkali products will remain stable, resulting in no significant changes to total chemical sales prices and sales volumes;
- ERCO's average plant utilization is expected to be greater than 90%;
- The foreign currency exchange rate between the Canadian and US dollar is expected to be par on all unhedged foreign currency transactions; and

- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for US $95 million is expected to be completed on-budget in the second half of 2009.

Winroc

- The current economic conditions in Canada and the United States are expected to prevail in 2008 with slight improvement in 2009; and
- Gross profit is expected to be stable as strong demand in Western Canada for residential and commercial sales volumes continues to offset weakness in Ontario and United States residential sales volumes.

Superior Energy Management ("SEM")

- SEM is able to access sales channel agents on acceptable contract terms;
- Natural gas markets in Ontario and British Columbia will continue to provide significant growth opportunities for SEM; and
- The electricity market in Ontario is expected to provide an additional growth opportunity for SEM.

Non-GAAP Measures

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders is equal to cash generated from operations adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital") are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow, these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Standardized Distributable Cash Flow

During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis and accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expenses, which can, from quarter to quarter, differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information and is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

CORPORATE STRUCTURE

Superior Plus Income Fund

Superior Plus Income Fund (the "Fund") is a limited purpose, unincorporated trust established under the laws of the Province of Alberta by a Declaration of Trust made as of August 2, 1996, as amended and restated most recently on September 30, 2006 (the "Declaration of Trust"). On February 26, 2003, the name of the Fund was changed from Superior Propane Income Fund to its current name. On October 7, 2003, the Declaration of Trust was amended and restated in connection with the governance reorganization (the "Governance Reorganization") of the Fund, which included the elimination of individual trustees and the appointment of Computershare Trust Company of Canada as trustee of the Fund ("Computershare" or the "Trustee"). On September 30, 2006, the Fund was further reorganized such that its business is now conducted by Superior LP and related entities rather than Superior Plus Inc. ("Superior") and related entities (the "Reorganization"). See "General Development of the Fund - The Reorganization".

The head and registered office of the Fund is located at Suite 2820, 605 – 5th Avenue SW, Calgary, Alberta T2P 3H5.

The Fund's investments in Superior LP are comprised of 2,997 Class A limited and 3 Class B general partnership units of Superior LP. The Fund's investments in Superior LP are financed by trust unit equity and 5.75% convertible unsecured subordinated debentures due December 31, 2012 and convertible at $36.00 per trust unit (the "5.75% Debentures"), and 5.85% convertible unsecured subordinated debentures due October 31, 2015 and convertible at $31.25 per trust unit (the "5.85% Debentures") collectively, (the "Debentures"). The Fund distributes to holders of trust units of the Fund ("Unitholders"), distributions received from its investment in Superior LP, after payment of Fund expenses and interest payments to the holders of Debentures of the Fund ("Debentureholders").

The Fund does not conduct active business operations, but rather, it distributes to Unitholders the income it receives from Superior LP, net of expenses and interest payable on the Debentures. Pursuant to the Declaration of Trust, the Fund is generally restricted to owning, investing in and transferring securities of Superior LP and any other entities, including without limitation, bodies corporate, partnerships or trusts, temporarily holding cash and short-term investments, disposing of the assets of the Fund, including without limitation, any securities of Superior LP, issuing securities of the Fund, borrowing funds and incurring indebtedness, making distributions and paying costs, fees and expenses of the Fund.

Subject to certain limitations which require the approval of Unitholders or the board of directors of Superior Plus Administration Inc. (the "Administrator"), the Declaration of Trust provides the Trustee with full, absolute and exclusive power, control and authority over the assets and affairs of the Fund and authorizes the Trustee to do all such acts and things as in its sole judgement and discretion are necessary or incidental to carrying out the purposes of the Fund. See "Capital Structure – Trust Units and Declaration of Trust". However, the Trustee is party to the Amended and Restated Administration Agreement dated September 30, 2006 with the Administrator, delegating broad power and authority to the Administrator to effect the actual administration of the duties of the Trustee (the "Administration Agreement"). The Administration Agreement delegates to the Administrator, and by implication, its board of directors, the exclusive authority to manage the operations and affairs of the Fund. In addition, the Administration Agreement provides the Administrator with a power of attorney to sign documents on behalf of the Fund. As a result, the Administrator and its board of directors are responsible for managing the affairs and operations of the Fund pursuant to the Administration Agreement.

Superior Plus LP

Superior LP was formed pursuant to a Partnership Agreement dated September 17, 2006 and a Declaration filed under the *Limited Partnerships Act* (Ontario) on September 19, 2006 with its initial general partner being Superior General Partner Limited and its initial limited partner being Superior. As a result of the Reorganization, Superior Plus Inc. (the "General Partner") became the general partner and the Fund the limited partner of Superior LP. Superior LP was established to carry on the propane distribution business, the specialty chemicals business, the construction products distribution business and the fixed-price energy services business, in addition to other related businesses and such other businesses as the directors of the General Partner may determine, including all activities ancillary thereto. The head and registered office of Superior LP is located at Suite 2820, 605 – 5th Avenue SW, Calgary, Alberta T2P 3H5.

The Administrator

Superior Plus Administration Inc., which is a wholly-owned subsidiary of the Fund, was incorporated on August 22, 2006 pursuant to the *Canada Business Corporations Act* and acts as the Administrator of the Fund pursuant to the Administration Agreement. The head and registered office of the Administrator is located at Suite 2820, 605 – 5th Avenue SW, Calgary, Alberta T2P 3H5.

The General Partner

Superior Plus Inc., the general partner of Superior LP, was formed on September 30, 2006 pursuant to the amalgamation of Superior MFC Inc. and Superior General Partner Limited under the *Canada Business Corporations Act* which was completed as part of the Reorganization. The General Partner is a wholly-owned subsidiary of the Administrator. The head and registered office of Superior is located at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5.

Inter-Corporate Relationships

The operations of Superior LP are comprised of four businesses:

- the propane distribution business operating under the trade name "Superior Propane";
- the specialty chemicals business, operating under the trade name "ERCO Worldwide";
- the construction products distribution business, operating under the trade name "Winroc"; and
- the fixed-price energy services business, operating under the trade name "Superior Energy Management".

The following is a diagram illustrating the structure of the Fund, Superior LP and their principal subsidiaries as of March 10, 2008.



Unitholders
Debentureholders
Superior Plus Income Fund
100%
Superior Plus Administration Inc.
99.9%
100%
Superior Plus Inc. (GP)
0.1%
0.01%
Superior Energy Management Gas LP (1)
Superior Plus LP
99.9%
100%
0.01%
99.9%
Superior Energy Management Electricity LP (1)
Superior International Inc.
100%
99%
1%
Commercial E Industrial ERCO (Chile) Limitdada (3)
Superior Plus US Holdings Inc. (2)

Notes:

(1) Superior Plus LP and Superior Plus Inc. indirecty own 99.9% and 0.01%, respectively, of Superior Energy Management Gas LP and Superior Energy Management Electricity LP.

(2) Superior Plus US Holdings Inc., a Delaware Corporation, has wholly-owned subsidiaries through which ERCO Worldwide and Winroc conduct operations in the United States.

(3) A corporation incorporated pursuant to the laws of Chile.

(4) Except where otherwise noted,all corporations were incorporated pursuant to the laws of Canada and all limited partnerships have been formed pursuant to the laws of Ontario.

GENERAL DEVELOPMENT OF THE FUND

Three Year History

The Fund's strategy includes adding value to Unitholders by developing and executing sound business strategies in each of Superior LP's businesses while further expanding and diversifying such business operations over time.

On February 2, 2005, Superior Propane closed the acquisition of the business of Foster Energy Corporation ("Foster Energy"), a wholesale marketer of natural gas liquids based in Calgary, Alberta for a purchase price of approximately $25.6 million. Foster Energy operates under the trade name "Superior Gas Liquids" and provides natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada.

On April 11, 2005, Winroc closed the acquisition of Leon's Insulation Inc. and associated entities (collectively, "Leon's Insulation") for $31.7 million on a debt-free basis, subject to certain adjustments. At the time of its acquisition, Leon's Insulation was Ontario's largest distributor of drywall, insulation and associated products.

On April 12, 2005, ERCO Worldwide entered into an agreement to purchase and on June 7, 2005 acquired a chloralkali business located in Port Edwards, Wisconsin for $22.4 million on a debt-free basis. At the time, this business was the second largest producer of potassium products in North America.

On June 14, 2005, the Fund issued $175.0 million aggregate principal amount of 5.75% Debentures for net proceeds of $167.6 million. The proceeds of the public offering were used to reduce indebtedness under Superior's credit facilities, which indebtedness was incurred in connection with four previous business acquisitions and the construction of a sodium chlorate manufacturing plant in Chile.

On October 19, 2005, Superior Plus US Holdings Inc. ("Superior USA"), a wholly owned subsidiary of Superior, completed the acquisition of all of the issued and outstanding shares of JW Aluminum, on a debt free basis, for a purchase price of $405.4 million pursuant to the terms of a stock purchase agreement dated September 29, 2005. This acquisition further diversified Superior's operations into the specialty flat-rolled aluminum industry. In order to partially finance this acquisition, the Fund issued approximately 6.2 million trust units and $75.0 million aggregate principal amount of 5.85% Debentures on October 19, 2005 for net proceeds of approximately $223.2 million.

On March 3, 2006, Superior completed a 10-year, $200.0 million 5.50% senior secured debt issue in the Canadian public bond market. Proceeds were used to repay the JW Aluminum bank acquisition credit facility and other revolving bank debt. On July 10, 2006, the $200.0 million senior secured debt was retired as part of a refinancing undertaken in connection with the strategic plan.

On March 8, 2006, due to challenging business conditions at Superior Propane and ERCO Worldwide, the Fund reduced its monthly cash distribution level from $0.205 per trust unit to $0.185 per trust unit.

On April 24, 2006, the Fund initiated a comprehensive strategic review process designed to maximize Unitholder value and reduced its monthly cash distribution level from $0.185 per trust unit to $0.13 per trust unit commencing with the May, 2006 distribution. The strategic review was commenced due to weak first quarter results of Superior Propane predominantly caused by record warm weather conditions, anticipated weakness in ERCO Worldwide over the medium term, as well as due to the reduction of the Fund's monthly distribution and weakness in the market price of the trust units. A strategic review committee of the board of directors of Superior was formed and financial advisors were retained to assist in the review.

On July 10, 2006, the Fund completed the strategic review process which considered a wide range of alternatives for the Fund, and asserted a new strategy which included:

- continuing as a diversified trust while focusing on stability of distributions with value growth driven by the Fund's existing businesses;
- disposing of the investment in JW Aluminum and using the proceeds to reduce debt levels and focusing on the Canadian based businesses;
- providing enhanced visibility, transparency and accountability of the Fund's businesses to its investors;
- lowering the average senior debt levels to 1.5 to 2.0 times EBITDA and average total debt levels to 2.5 to 3.0 times EBITDA;
- reducing the Fund's target payout ratio to 85% to 90% of distributable cash flow; and
- closing ERCO's Bruderheim, Alberta sodium chlorate facility.

In addition, the board of directors appointed Grant Billing as Chairman and Chief Executive Officer and Wayne Bingham as Executive Vice-President and Chief Financial Officer of the Fund. The Fund also restructured some of the debt of its subsidiaries to provide enhanced debt repayment flexibility and announced its intention to complete the Reorganization.

On September 29, 2006, Superior Plus LP entered into an Assumption Agreement with Superior Plus Inc. whereby Superior Plus LP assumed all liabilities relating to the Note Purchase Agreement, which was originally entered into on October 29, 2003 for a total of US$160,000,000 consisting of US$10,000,000 Series A, 6.13% Senior Secured Notes due October 29, 2013 and US$150,000,000 Series B, 6.62% Senior Secured Notes due October 29, 2015.

On September 30, 2006, the Fund completed the Reorganization from a "trust over corporation" structure to a "trust over partnership" structure. Effective September 30, 2006, the business operations previously carried on by Superior and its related subsidiaries were being conducted by Superior LP and its related subsidiaries. See "General Development of the Fund - The Reorganization".

On October 31, 2006, Federal Finance Minister Jim Flaherty (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholders. The Finance Minister said existing trusts would have a four-year transition period and would not be subject to the new rules until 2011, (provided the Fund only experiences "normal growth" and no "undue expansion" before then). On June 22, 2007, Bill C-52 containing these rules received Royal Assent and became law.

On December 7, 2006, Superior Plus US Holdings Inc., a wholly owned subsidiary of Superior, completed the disposition of all of the issued and outstanding shares of JW Aluminum, on a debt free basis, for a purchase price of Cdn $356.1 million pursuant to the terms of a stock purchase agreement dated November 8, 2006 (the "Stock Purchase Agreement") among Superior USA, Palmetto Holdings Inc. (an entity affiliate with Wellspring Capital Management LLC) and JW Aluminum Holding Company. The Stock Purchase Agreement contained customary terms, conditions, representations, warranties and covenants for a transaction of this nature and was subject to receipt of all other necessary approvals which were subsequently obtained or waived. This disposition was a result of the Fund's strategic plan adopted in July, 2006. Proceeds from the sale were used to repay debt.

During 2007, the Fund reorganized the SEM business into two separate operating structures, one to carry on SEM's existing retail gas marketing business and the other to carry on SEM's new retail electricity marketing business in Ontario. Superior Energy Management Gas LP, an Ontario limited partnership indirectly owned by Superior LP and Superior which was formed to carry on the gas marketing business, entered into a 5 year supply agreement with Constellation Energy Commodities Group Inc. for the supply of gas for all new retail contracts and renewals of all existing retail contracts in connection with the reorganization. Superior Energy Management Electricity LP, an Ontario limited partnership indirectly owned by Superior LP and Superior which was formed to carry on the new retail electricity business, entered into a 3 year supply agreement with Bruce Power LP, Ontario's largest independent electricity generator, for the supply of electricity for all retail electricity contracts. This reorganization secured long term supply of the commodities marketed by SEM and structurally separated the business from the remainder of Superior LP's businesses, providing Superior LP with additional financial flexibility. In addition, on May 1, 2007, SEM, through Superior Energy Management Gas LP, entered into the British Columbia residential gas market.

On June 28, 2007, Superior Plus LP and Superior Plus US Holdings Inc. entered into a $535 million syndicated Credit Agreement with the option to expand up to CDN$600 million. The facility is a secured three year revolving term credit facility extendible annually. On October 25, 2007, Superior Plus LP and Superior Plus US Holdings entered into an Amended and Restated Credit Agreement whereby the syndicated credit facility was increased to $595 million.

On August 8, 2007, the Fund announced that ERCO Worldwide would be converting its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology. The project maintains the facility's ability to produce both sodium and potassium products, provides increased production capacity of approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US$95 million.

On November 5, 2007, the Fund redeemed all the outstanding Series 2 8% extendible convertible unsecured subordinated debentures due November 1, 2008. The aggregate amount of the outstanding debentures was approximately $59,000,000.

The Reorganization

The Reorganization, which was completed on September 30, 2006, was an internal reorganization of the subsidiaries of the Fund and was undertaken to restructure the manner in which the Fund held its interest in its assets. The Reorganization did not include the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interests in operating assets. Immediately following completion of the Reorganization, Unitholders held the same number of trust units and the Fund continued to own, directly and indirectly, the same proportionate interest in its assets that it held immediately prior to the effective time of the Reorganization.

The Reorganization created a "flow-through" structure for Canadian tax purposes which resulted in the activities carried on by Superior being carried on by Superior LP and distributions from the Superior LP being taxed under the *Income Tax Act* (Canada) (the "Tax Act") at the Unitholder level.

In connection with the Reorganization, the Fund received an advanced tax ruling from the Canada Revenue Agency ("CRA") dated August 16, 2006 (as supplemented by letter from the CRA dated August 18, 2006) confirming the anticipated tax consequences of the Reorganization which tax consequences were summarized in the information circular describing the Reorganization.

The results of the Reorganization are as follows:

(a) the Fund directly owns a 99.9% limited partnership interest in Superior LP, which holds the Canadian operating assets, equity in the various operating entities previously owned directly or indirectly by Superior and US$140 million subordinated notes of Superior Plus U.S. Holdings Inc.;

(b) the Declaration of Trust was amended to give effect to the Reorganization, to reflect the different organizational structure of the Fund resulting from the Reorganization, to update certain provisions to reflect current income trust practices and to largely preserve, in modified form, the governance policies and practices in place for the benefit of Unitholders prior to the Reorganization; and

(c) the Administrator was created to administer the Fund pursuant to the Administration Agreement and Superior became the General Partner to carry on the business of the newly formed partnership, Superior LP pursuant to the Partnership Agreement. The boards of directors of the Administrator and the General Partner consist of the same members as the board of directors of Superior immediately prior to the Reorganization. The governance policies and practices of the Fund in place for the benefit of Unitholders prior to the Reorganization, including those of the Audit Committee, the Governance and Nominating Committee and the Compensation Committee of the Fund, were revised to reflect the introduction of separate legal entities acting as administrator of the Fund and general partner of Superior LP, without any derogation in the benefits and protections to Unitholders.

SUPERIOR LP'S OPERATIONS

Superior LP strives to generate stable cash flows and distributions and achieve long-term value-based growth driven from its existing Canadian based businesses.

Superior LP through its businesses, is engaged in the distribution and retail marketing of propane, related products and services, and provides natural gas liquids wholesale marketing services; the production and sale of specialty chemicals and related technology; construction products distribution; and the marketing of fixed-price energy services.

Superior LP's corporate office acts as strategic capital manager for the overall portfolio of Superior's assets. As such, the corporate office is focused on strategy execution, capital allocation, risk management and succession planning. The corporate office is comprised of 12 employees including executive management, treasury, tax, financial reporting, business development, business compliance and oversight, investor relations and corporate secretarial functions.

Since operational management is key, there is an experienced and strong management team in place at each business. Management at this level is compensated to maintain and grow the distributable cash flow generated by their business over time.

Superior's operations are composed of four different businesses. The graph below details the composition of the Fund's operating distributable cash flow by business for the 12 month period ended December 31, 2007.


15%
6%
44%
35%

44% **Superior Propane:**
Propane distribution

35% **ERCO Worldwide:**
Specialty chemicals

15% **Winroc:**
Construction products distribution

6% **Superior Energy Management:**
Fixed price energy services

Geographically, for the year ended December 31, 2007, consolidated revenues from customers were derived: 82% from Canada, 15% from United States, and 3% from other countries.

Superior Propane

Superior Propane, head-quartered in Calgary, Alberta, began operations in 1951. It is engaged primarily in the distribution and retail sales of propane, refined fuels, propane consuming appliances and related services in Canada. In addition, it provides value-added natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada.

Product

Propane is extracted from natural gas during production and processing and from crude oil during the refining process. As propane is colourless and odourless, an odorant is added to facilitate its detection.

Propane, like natural gas, is a non-toxic clean burning and efficient energy source but unlike natural gas can be compressed at low pressures into liquid form. As a liquid, propane is easily transported by truck or rail and can be stored in propane tanks and cylinders. When the pressure is reduced, the liquid propane becomes a gas which is ignited and burned to create energy for many different uses.

Competitive Conditions

Key competitive factors across Superior Propane include selling prices, service levels, cost efficiencies, logistical capability and competition from other sources of energy.

Superior Propane through its 1,730 employees and 170 operating locations, serves customers from coast to coast across Canada. Superior Propane is Canada's largest national retailer with an estimated 50% of the total estimated propane retail market. Superior Propane competes in a highly fragmented industry with approximately 200 local and regional propane retailers across Canada. Propane distribution is a local, relationship based, business in which Superior Propane competes for market share based on price and level of service.

The retail propane industry in Canada is mature, representing less than 2% of Canada's total energy consumption. Propane competes with other energy sources such as natural gas, fuel oil, electricity and wood for traditional uses, and gasoline and other alternative fuels for transportation uses. In Canada, the cheapest source of heating fuel is predominately natural gas. Where natural gas is available, propane can be used as a portable fuel and a standby fuel for peak period requirements in industrial applications. In areas where natural gas is not available, propane is an alternative due to its portability. Propane is generally less expensive than electricity but more expensive than fuel oil on a heat content basis depending upon regional market conditions. However, the cleanliness, versatility and operating efficiencies of propane make it competitive with fuel oil for heating purposes.

Business Operations

Superior Propane operates in six geographical market regions, which are managed by general managers. The general managers have direct responsibility for several territories including satellite operations, customers, administration and the overall profitability of their geographic business units. Superior Propane's 45 larger territory centres, are typically located in a rural, industrial or commercial setting on two to five acre parcels of land with propane storage tanks, a cylinder dock, surplus land to store a working supply of customer tanks and cylinders, truck parking, warehouse space for rental equipment, appliance, materials and supplies inventories, an office and an appliance show room. These territory locations are supplemented by 125 satellite and storage yards.

The satellite and storage yards are strategically located close to customers to minimize distribution costs and enhance security of supply, particularly during peak winter demand periods when road conditions may be poor and can interrupt efficient distribution. The operating area is generally limited to a radius of 80 to 150 kilometres around branch or satellite locations, depending on the nature of the customer base and local road infrastructure. Under Superior Propane's business structure, each territory maintains a local presence through a territory office. Teams are responsible for managing their local business and pursuing local opportunities. The territory centres are supported by six regional operating centres and three sales and administration centres. The regional operating centres for each market region are located in Moncton, New Brunswick, Ste Catherines, Quebec, Guelph, Ontario, Winnipeg, Manitoba, Calgary, Alberta and Coquitlam, British Columbia. The sales and administration centres are located in Dartmouth, Nova Scotia, Laval, Quebec and Thunder Bay, Ontario. The regional operating centers assist existing customers with fuel orders and service requests. The sales and administration centres assist new customers with opening an account and existing customers with general inquiries, billing inquiries and credit and collection issues. The territory centres are further supported by services provided by Superior Propane's national office including, propane supply and transportation, invoicing, credit and collections, business systems and marketing. Superior Propane operates from and stores product at 116 owned and 87 locations that are leased from third parties under normal course operating leases. See Note 18(i) to the 2007 Annual Consolidated Financial Statements of the Fund.

Superior Propane has historically provided value added services to customers as an integral component of its core propane distribution business. In 2007, Superior Propane started to strategically segregate these service offerings into a separately managed segment. It aims to develop this into a separate profitable segment with an expanded offering of services to customers who buy propane as well as customers who purchase services only. The services provided include the supply, installation and repair of equipment and appliances as well as warranty and preventative maintenance programs for installed equipment and appliances. These services improve Superior Propane's ability to retain customers by providing them with a comprehensive propane supply and maintenance solution.

Distribution of Refined Fuel Products

Superior PetroFuels offers a variety of fuels and lubricants to commercial, industrial, agricultural and residential customers throughout Southwestern Ontario. This business allows Superior Propane to apply its rural energy presence and experience in propane distribution to the fuels and lubricants market.

Natural Gas Liquids Wholesale Marketing

Superior Gas Liquids, which operates within Superior Propane, offers value-added natural gas liquids wholesale marketing services, primarily to small and medium sized propane retailers in the United States and Canada. It provides transportation, storage, risk management, supply and logistics services with annual sales volumes of approximately 2.1 billion litres with over 85 counterparties.

Sales and Marketing

Superior Propane primarily sells propane and related products and services to the residential, commercial, agricultural, industrial and automotive customer markets. Approximately 50% of Superior Propane's sales volumes are related to heating related applications and 50% are related to economic activity levels. However, approximately 80% of Superior Propane's annual cash flows are typically generated in the October to March winter heating season. A detailed analysis of sales volumes and gross profit is provided in the Superior Propane section of the Annual Management's Discussion and Analysis contained in the Fund's 2007 Annual Report.

Residential/Commercial: In these markets, propane is consumed primarily in areas where natural gas is not readily available. It is used for space heating, water and pool heating, cooking, refrigeration, laundry and off grid electrical generation. Consumption in these markets is sensitive to winter weather conditions. In addition, residential consumption is dependent on product costs, while commercial consumption varies with economic activity levels.

Agricultural: In the agricultural market, propane is used for space heating, for brooding and greenhouse operations, grain drying, and tobacco curing and weed control. The agricultural business is extremely competitive, particularly as natural gas availability expands in rural markets. Propane demand for crop drying depends on weather conditions and crop values.

Industrial: Industrial usage includes forklift truck, welding, resale agent, construction and roofing markets, process heating and heat treatment for manufacturing, forestry, mining and fuel for internal combustion engines that drive oil pumpjacks in Western Canada. Industrial demand is generally tied to economic activity levels.

Automotive: In the automotive market, propane is used as a transportation fuel, particularly for public and private fleets and other large volume users. Engine technology has outpaced propane conversion technology, limiting the ability to convert new vehicles to propane. Propane vehicle emissions are low in greenhouse gas emissions and other pollutants that contribute to ground level ozone and respiratory health problems. Auto propane has the potential to make a significant contribution to Canada's greenhouse gas emission performance. However, the demand is expected to continue to decline in the medium term at an estimated rate of 10 to 15 percent per year, although original equipment vehicle manufacturers have re-introduced limited propane vehicle offerings.

Propane Pricing

Pricing to customers is primarily based on a margin above product and transportation costs. There are minor delays that affect retail margins as price changes from producers may not be immediately passed through to customers. When the wholesale price of propane increases, the retail gross margins tend to erode in the short-term as it takes more time to pass on all of the price increases to the customers. Conversely, when wholesale prices decrease, retail gross margins and profitability tend to increase.

Increases or decreases in retail prices can have an immediate and direct impact on competitors and customer demand. Propane margins vary between end-use applications and geographic segments. Customer pricing is managed at the corporate, regional and local market level and reflects local marketplace and alternate fuel cost conditions. Factors contributing to the consumer's buying decision include: reliability of supply, long-term availability, price, fuel quality, convenience, portability, storage requirements, available space, capital cost, equipment efficiency and the supplier's local presence and service reputation in the community.

Supply and Storage

An estimated 11 billion litres of propane are produced in Canada annually of which about 4 billion litres are consumed domestically in the energy and petro-chemical feedstock markets and the balance is exported to the United States. Approximately 85% of the propane produced in Canada is extracted from natural gas during gas processing operations at field plants or at large straddle plants located on the major natural gas trunk line systems. Extraction from crude oil occurring during the refining process accounts for the remaining 15% of propane produced. Superior's retail propane supply is currently purchased from approximately 26 propane producers across Canada. Propane is purchased mainly under annual contracts, negotiated and administered by Superior Gas Liquids, with pricing arrangements based on industry posted prices at the time of delivery. Superior Propane arranges propane supply to be provided at multiple supply points in order to match supply to where the customer demand is located. Some of Superior Propane's supply contracts provide it with the ongoing option to increase or decrease its monthly volume of supply and thereby provide flexibility to meet fluctuating demand requirements. Propane supply from Superior Propane's various suppliers has, historically, been readily available because of the substantial surplus of propane in Canada and the relationship Superior Propane typically enjoys with its principal suppliers.

Superior Propane's supply contract year ends March 31, 2008. Approximately 80% of Superior Propane's annual propane requirement is supplied by the following major suppliers, each of which supplies approximately 10% or more of Superior Propane's annual propane requirement:

- BP Canada Energy Resources Company (The single largest propane producer in Canada, which has supplied Superior Propane for over ten years.)
- Spectra Energy Limited
- Shell Canada Limited
- Keyera Energy Partnership
- Provident Energy Trust
- Ultramar Ltd.

Approximately 20 other producer/suppliers supply the remaining 20% of Superior Propane's annual propane requirement. None of these suppliers individually supply more than 10% of Superior Propane's annual propane requirement. Superior Propane renews its supply contracts annually.

Superior Propane leases approximately 100 million litres of combined underground propane storage capacity in Marysville, Michigan, Mt. Belvieu, Texas, Conway, Kansas, Regina, Saskatchewan and in Fort Saskatchewan, Alberta, primarily to secure supply for its fixed-price customer offerings and to enhance security of supply and distribution capacity in periods of supply disruption and high demand in the winter season. The storage lease agreements expire between March 31, 2008 and March 31, 2012. Superior Propane intends to lease annual storage capacity at Fort Saskatchewan, Regina, Sarnia, Marysville, Conway and Mt. Belvieu to cover its growing regional demands and will only enter into long-term storage contracts if it is economically advantageous to do so. Superior Gas Liquids utilizes approximately 25 propane suppliers as well as numerous short-term storage positions to service its wholesale customers in North America. In order to satisfy customer needs and take advantage of opportunities, Superior Gas Liquids will enter into short term forward purchase sale agreements.

Transportation

Primary Distribution

Primary transportation is the delivery of propane from product supply points to Superior Propane's territory and satellite locations or storage yards and to certain large volume customers. Road cargo liners and pressurized railcars are the two primary transportation modes. The capacities of the cargo liners vary from 35,000 to 65,000 litres per trailer. Railcars carry approximately 115,000 litres per car. Superior Propane's cargo liner requirements are provided by third party carriers.

Approximately 25% of Superior's supply is transported by rail. Superior Propane leases 162 railcars to provide approximately 25% of its rail transportation requirements. Railcar lease agreements typically have a three year term. The remainder is transported in railcars provided by propane suppliers in conjunction with their annual propane supply contract obligations to Superior Propane.

Secondary Distribution

Secondary distribution is the delivery of propane and refined fuels and lubricants from Superior Propane's territory and satellite locations, and storage yards to its customers. Superior Propane operates a fleet of owned and leased trucks to transport the propane, refined fuels and lubricants it sells. Superior has implemented a leasing program to accelerate the renewal of its fleet of bulk trucks in 2007 and 2008. Lease arrangements are available at competitive rates and provide savings in maintenance and operating expenses over time. Newer, more reliable vehicles and a better matching of truck size to delivery type should improve employee productivity, fleet reliability, safety and customer service. Propane is delivered in bulk and in pressurized cylinders. Refined fuels and lubricants are also transported and sold in bulk volumes. Superior Propane employs full-time, part-time and seasonal drivers who assist with deliveries during the peak winter demand periods. It operates 352 pressurized bulk delivery trucks that vary in load capacity from 13,000 litres to 32,000 litres, eight refined fuel and lubricant bulk delivery trucks with load capacities of 10,000 to 25,000 litres and 94 cylinder trucks with boxes that vary in length from 12 feet to 26 feet. It also operates 34 tractors and 34 pressurized trailers, which have capacities ranging from 25,000 litres to 54,000 litres for secondary distribution use. Additionally, it operates 50 crane trucks and 287 service vehicles. At December 31, 2007, 69% of the vehicles described above were owned by Superior Propane while the remaining 31% were leased under operating leases.

Employee and Labour Relations

As at December 31, 2007, Superior Propane had 1530 regular and 200 part-time employees. Approximately 390 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba and Quebec. There are four union agreements, with expiry dates ranging from April 30, 2008 to December 31, 2010. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

Superior Propane through its health and safety and environment management system, ensures safety practices and regulatory compliance are an important part of its business. The storage and transfer of propane has limited impact on the environment as there is limited impact to soil or water when propane is released, because it disperses into the atmosphere.

Superior Propane has customer, technical, occupational health and safety and fleet support representatives operating nationally which support its regional and local operations. They are responsible for providing market area personnel with emergency response support services, inspections, advice and training in an effort to ensure that facilities and equipment are maintained and operated safely and in compliance with corporate and regulatory standards. They also provide support to the field operations in the design, construction and inspection of large scale customer installations.

Trademarks, Trade Names and Service Marks

Superior Propane owns all the right, title and interest in the "Superior Propane" ("Superieur" in French) trade name, related design and other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Superior Propane or to marketing activities of Superior Propane. Superior Propane's trademarks are significant as they provide it with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15 year periods.

Financial Information

For selected historical financial information for the past five years, see "Selected Historical Information – Superior Propane".

Capital Expenditures

Capital expenditures for Superior Propane for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	2007	2006	2005	2004	2003
Maintenance capital	4.1	5.2	7.4	7.4	6.5
Proceeds on dispositions[2]	(4.3)	(5.5)	(4.6)	(1.8)	(3.0)
Maintenance capital expenditures, net	(0.2)	(0.3)	2.8	5.6	3.5
Other capital expenditures	0.4	–	27.5 [1]	4.2	0.7
Other capital proceeds	-	–	–	–	(1.0)
Other capital expenditures, net	0.4	–	27.5	4.2	(0.3)
	0.2	(0.3)	30.3	9.8	3.2

(1) The assets of Superior Gas Liquids were acquired on February 2, 2005 for $25.6 million.

(2) Includes sale of surplus properties.

ERCO Worldwide
A division of Superior Plus LP

ERCO Worldwide is a leading provider of specialty chemicals and related technology. The business, which is headquartered in Toronto, Ontario, has been operating since the late 1890s.

Product

ERCO Worldwide is a manufacturer of sodium chlorate, sodium chlorite, chlorine, caustic soda, hydrochloric acid, potassium hydroxide, potassium carbonate and produces hydrogen as a by-product to the electrolysis processes. It owns and operates eight production facilities across North America and one in Chile. In addition, ERCO provides chlorine dioxide generators and related technology to pulp and paper customers worldwide. Chlorine dioxide generators use sodium chlorate as the primary feedstock in the production of chlorine dioxide, an environmentally preferred bleaching agent used in the production of bleached pulp for paper.

Competitive Conditions

Key competitive factors across its business include selling prices; cost efficiencies; product quality; logistical capability; reliability of supply; technical expertise and service.

ERCO Worldwide is the second largest producer of sodium chlorate in North America and third worldwide with an estimated production capacity of 25% and 17%, respectively. The sodium chlorate industry is consolidated with the four largest producers comprising approximately 88% and 78% of estimated North American and global merchant market capacity, respectively.

ERCO Worldwide's patented chlorine dioxide generators and related technology are installed in the majority of pulp and paper mills worldwide. Chlorine dioxide is the basis for elemental chlorine free ("ECF") bleaching. ECF bleaching is considered to be the best available technology for the production of bleached pulp for paper around the world.

In the sodium chlorate business, ERCO Worldwide (17%) competes primarily with three other companies on a worldwide basis with respect to estimated production capacity, Eka Chemicals ("Eka") (29%), Canexus Income Fund ("Canexus") (16%) and Kemira Group ("Kemira") (16%). Only ERCO Worldwide and Eka also provide related chlorine dioxide generators. By providing generator technology and services in addition to chemicals, ERCO Worldwide is able to establish strong, long-term relationships with customers and gains an indepth forward view on market developments.

ERCO Worldwide is the third largest producer of potassium/chloralkali products in North America and has a strong competitive position. In the potassium hydroxide (caustic potash) business, ERCO Worldwide (17%) competes with three other companies in North America based on production capacity, Basic Chemicals (Occidental Chemical) (49%), Olin Corporation (24%) and ASHTA Chemicals Inc. (10%).

Potassium hydroxide is also converted to potassium carbonate and ERCO has an estimated 30% of the North American potassium carbonate production capacity. It competes with one other producer, Armand Products Company, a joint venture between Oxy Chem and Church & Dwight, and a marketer, ASHTA Chemicals Inc.

The five companies that account for approximately 79% of total North American chloralkali production capacity are the Dow Chemical Company (29%), Occidental Chemical Corporation (20%), PPG Industries (12%), Olin Corporation (12%) and Formsa Plastics Corporation (6%). Chlorine production by Dow Chemical Corporation and Formosa Plastics Corporation is integrated into their chlorine derivatives production, and chlorine production from Occidental Chemical Corporation, PPG Industries and Olin Corporation is partially integrated, with all three participating in significant merchant market sales. Most caustic soda production in North America is sold into the merchant domestic and export markets.

ERCO Worldwide is a regional competitor in the chloralkali business in western Canada and the U.S. Midwest. Its total production capacity represents less than 1% of North American chloralkali production capacity.

Business Operations

ERCO Worldwide's operations have become increasingly more diversified with the acquisition of the Port Edwards, Wisconsin chloralkali/potassium facility in June 2005 and the completion of the sodium chlorate plant in Chile in September 2006, reducing its dependency on the North American pulp and paper industry.

For the year ended December 31, 2007, global sodium chlorate, sodium chlorite and technology related sales represented 74% of ERCO's revenue. Chloralkali products in total represented 26% of revenue with potassium products representing 36% of total chloralkali revenue. Geographically, 37% of revenue is derived from customers in Canada, 47% from the United States and 16% from outside North America.

The following chart provides a detailed overview of ERCO Worldwide's business operations:

Product Line	% of 2007 Revenue	Market Structure	Product Fundamentals	Technology Capability	Revenue Diversification	Operating Efficiency
Sodium Chlorate, related chlorine dioxide technology and Sodium Chlorite	74%	Leader in its market	• Mature to declining in North America • Growing globally • Industry operates in excess of 90% capacity utilization	• Leading global installer of chlorine dioxide generators • ERCO "SMARTS" technology enables optimization of customer chlorine dioxide generator process • 199 patents	• 67% Chemical Sales • 7% Technology • More than 50 customers • Largest customer represents 6% of total ERCO Sales	• Competitive cost position in North America • 7 plants and ability to ramp production up or down quickly enables centralized production management and industry leading operational flexibility
Chloralkali: Sodium Products • Caustic Soda • Chlorine • Hydrochloric acid	16%	Leader in regional western Canada and U.S. Midwest markets	• Stable regional demand supported by robust North American pricing environment	• Membrane and mercury grade caustic soda	• More than 100 customers • Largest customer is less than 3% of total ERCO Sales	• Average cost structure, supported by transportation cost advantage in regional markets • Port Edwards product flexibility facilitates profit optimization

Product Line	% of 2007 Revenue	Market Structure	Product Fundamentals	Technology Capability	Revenue Diversification	Operating Efficiency
Chloralkali: Potassium Products • Potassium hydroxide • Potassium carbonate • Chlorine • Hydrochloric acid	10%	Limited number of products in North America	Diversified end-use demand growing 1% to 2% per annum	• Mercury grade quality product capability	• More than 80 customers • Largest customer is less than 3% of total ERCO Sales	• Competitive cost structure and operating flexibility

Production Facilities

ERCO Worldwide's production facilities use simple and safe manufacturing processes and are located close to major rail terminals and reliable supplies of raw materials. Electrical energy costs generally represent 70–85% and salt approximately 10% of the variable costs of producing sodium chlorate. For chloralkali/potassium products, electrical energy generally represents 32% and potash represents approximately 58% of variable costs for producing potassium products.

In response to significant medium-term challenges experienced by the North American pulp and paper industry during 2006, resulting in reduced regional sodium chlorate demand and the impact of high electricity costs and foreign exchange on its operations, ERCO Worldwide closed its higher cost 48,000 metric tonnes ("MT") annual capacity sodium chlorate facility in Thunder Bay, Ontario in April 2006, and its 80,000 MT Bruderheim, Alberta facility in October 2006, thereby improving the utilization of its remaining six sodium chlorate plants in North America with total annual production capacity of approximately 447,000 MT.

Internationally, ERCO Worldwide designed and oversaw construction of a 55,000 MT facility in Chile. The facility commenced production in September 2006, taking advantage of continued growth opportunities in lower pulp and paper cost producing regions of South America. This brings ERCO's total annual sodium chlorate production capacity to approximately 502,000 MT.

ERCO's annual sodium chlorite capacity is 8,600 MT and its annual chloralkali capacity as stated in electrochemical units ("ECUs") is 106,000 MT.

In August 2007, ERCO announced the approval of spending USD$95 million to convert its Port Edwards, Wisconsin potassium chloralkali facility from a mercury based process to membrane technology. The project provides significant improvement in process efficiency and capacity is expected to be increased by approximately 30%. The start-up of the new state of the art technology is projected for the last half of 2009, pending the completion of the permitting process. ERCO is in compliance with existing regulations related to production based on mercury technology.

The chart below provides a summary of ERCO Worldwide's production facilities:

Facility	Product	Production Capacity (MT/Year)	Power Source	Transportation
Buckingham, Quebec	Sodium Chlorate Sodium Chlorite	125,000 3,600	Regulated Hydro Quebec	Rail and truck
North Vancouver, British Columbia	Sodium Chlorate	92,000	Regulated BC Hydro	truck, rail and ocean barges
Grande Prairie, Alberta	Sodium Chlorate	50,000	Deregulated Fixed-price PPA Expiry: Dec, 2017	Rail, truck and pipeline
Saskatoon, Saskatchewan	Sodium Chlorate Chlorine Caustic Soda Hydrochloric acid	40,000 35,000 39,200 dry 22,000 dry	Regulated Sask Hydro	Rail and truck
Hargrave, Manitoba	Sodium Chlorate	40,000	Regulated Manitoba Hydro	Rail
Thunder Bay, Ontario	Sodium Chlorite	5,000	N/A	Rail
Valdosta, Georgia	Sodium Chlorate	100,000	Regulated Georgia Power	Rail
Port Edwards, Wisconsin	Chlorine Caustic Soda Hydrochloric Acid Potassium Hydroxide Potassium Carbonate	71,000 79,400 dry 33,000 dry 75,000 dry 22,700	Regulated Energy Wisconsin Power & Light	Rail and Truck
Mininco, IX Region, Chile	Sodium Chlorate	55,000	Provided by CMPC	Liquids piped to adjacent CMPC mills; some products trucked to customers

Products

Sodium Chlorate

General Overview: Sodium chlorate is an inorganic chemical manufactured through the electrolysis of brine. Sodium chlorate is primarily used to produce chlorine dioxide, an environmental preferred bleaching agent used in the production of bleached pulp for paper. ERCO Worldwide is one of two suppliers in the world to offer patented chlorine dioxide generator technology to the pulp and paper industry as well as the primary raw material (sodium chlorate). Sodium chlorate is an essential ingredient in pulp bleaching and accounts for approximately 5% or less of the cash cost to manufacture bleached pulp. A minor amount of sodium chlorate is also used in the production of agriculture herbicides and defoliants and other industrial applications.

The market for sodium chlorate in North America is estimated at 1.8 million MT and the world market at 3.3 million MT. The demand for sodium chlorate in North America is mature and further growth is expected from developing economic regions of the world, particularly the Asia Pacific and South American regions, as they increase their paper consumption and adopt more stringent environmental standards. North American bleached pulp producers continue to experience global competitive pressures as a result of increased fibre and energy costs and the impact of foreign exchange rates, which resulted in an acceleration of mill closures in 2006, reducing demand for sodium chlorate in North America. Increasingly, new world scale pulp mills locate and/or expand production capacity in off-shore regions with significant access to low cost, renewable wood fibre, relatively stable energy supply and supportive government policies. Given the large size of these projects and the transportation challenges experienced in the South American and Asia Pacific markets, these customers prefer to have sodium chlorate facilities constructed in close proximity to their pulp and paper mills and captive to their requirements. During

2006, ERCO Worldwide constructed and commenced operations of its 55,000 MT facility in Chile to exclusively supply three existing mills owned by CMPC Celulosa S.A. ("CMPC") over a long-term arrangement. ERCO continues to evaluate similar growth opportunities in these expanding markets.

During 2007, the two North American fibre-lines that had closed in 2006 were restarted during the first quarter. However by the end of the third quarter two different fibre-lines were closed resulting in an overall reduction in demand for sodium chlorate of approximately 13,000 MT/yr. Softwood and hardwood pulp prices continued to increase during 2007 as a result of strong demand and a weakening United States dollar.

Production Process: As electrical energy costs generally represent 70% - 85% of the variable costs of manufacturing sodium chlorate, ERCO's ability to manage its North American customer demand with production from its six geographically diverse sodium chlorate plants facilitates efficient and cost effective supply to its customer base.

An electrochemical process using salt, water and electricity as the primary raw materials, which is summarized in the diagram below, produces sodium chlorate. Salt is dissolved in water and the solution, known as saturated brine, is fed through a series of electrolytic cells used to conduct direct electrical current. The chlorine ions in the brine form chlorine gas. The chlorine gas mixes and reacts further with the brine to form sodium chlorate in solution. The hydrogen atoms separate from the water molecules and form hydrogen gas.

A co-product, hydrogen gas, is produced in the electrolytic cells and is purified. Some of the hydrogen gas is then fed to boilers where it is burned as fuel to produce steam for process heating. The hydrogen gas that is not required for fuel can be vented, sold or used as fuel for other applications.



Hydrogen
Treatment Chemicals
Heat
Scrubbers
Water
Hydrogen
Salt
Brine Preparation
Electrolysis
Crystalization Process
Water
Waste
Electrical Energy
Railcars
Transport Truck

The sodium chlorate solution produced is treated and filtered to remove impurities and crystallized by removing excess water. Once cooled, the final product resembles a white crystal that is transported to customers by rail car, truck, pipeline or is bagged and shipped to international customers. ERCO Worldwide exports sodium chlorate from its Vancouver, British Columbia production facility.

Chlorine Dioxide Generators

ERCO Worldwide is the largest worldwide supplier of modern chlorine dioxide generators, which convert sodium chlorate into chlorine dioxide. Chlorine dioxide bleaching is recognized worldwide as the best available technology in the production of bleached pulp for paper. These generators, which are sold under the ERCO™ brand name, are designed and engineered for pulp mills to meet their specific needs for size, technology, pulping conditions, desired whiteness and strength of the final bleached product. ERCO Worldwide provides engineering, design, equipment specification, equipment procurement, on-site technical assistance and operator training and plant start-up services. The business, which licenses its technology to its customers, also provides ongoing technical support services and spare parts. Each mill that uses chlorine dioxide as a bleaching agent requires at least one chlorine dioxide generator. Revenues from the sale of chlorine dioxide generators are received as the generators are constructed at customer sites.

The ERCO Smarts™ product provides customers with an advanced automation software package that optimizes the operating efficiency of the chlorine dioxide generator. Nine customers currently use this program, and two other customers are implementing the ERCO Smarts™ package.

Sodium Chlorite

Sodium chlorite is used as a feedstock in the production of chlorine dioxide in smaller scale operations, a disinfectant for municipal water treatment, industrial process applications and as a biocide/disinfectant for food processing and sanitization as well as other industrial applications. The primary feedstock for sodium chlorite is sodium chlorate. ERCO Worldwide currently produces sodium chlorite at its plants located in Buckingham, Quebec and Thunder Bay, Ontario.

Demand for the product has increased significantly in 2007, as new industrial environmental applications have been developed.

Chloralkali Products

ERCO Worldwide's chloralkali operations are located at Saskatoon, Saskatchewan and Port Edwards, Wisconsin. Both of these locations produce caustic soda, chlorine and hydrochloric acid. In addition, Port Edwards produces potassium hydroxide and potassium carbonate.

Chloralkali products provide for an important diversification of ERCO's product lines, as nearly all of ERCO's chlorine, hydrochloric acid, potassium hydroxide and potassium carbonate production are sold to end markets not related to the pulp and paper industry.

Chlorine: The market for chlorine in North America is estimated at 12.5 million MT. Chlorine is used in a variety of chemical processes including the production of polyvinyl chloride "PVC", water treatment disinfection and other chemical businesses. Chlorine is used directly or in bleach form to eliminate water-borne diseases in drinking water. Chlorine is also used to produce hydrochloric acid, which is used in a variety of industrial applications, including application in the oil and gas industry.

The basis of chlorine production involves dissolving salt (either NaCl or KCl) in water, flowing the brine solution between two electrodes and passing an electric current through it. The chlorine ions (negative) move towards the anode (positive) where they are oxidized to form chlorine gas. The water molecule in the brine solution goes through a similar electrolytic reaction, whereby the hydrogen ion (positive) is reduced at the cathode (negative), releasing hydrogen gas, a by-product of the chlor-alkali process. ERCO recovers some hydrogen for sale, to produce hydrochloric acid or to make steam.

The sodium (or potassium) ions that remain from the salt electrolysis then react with the hydroxide ions left from the water to create the sodium (or potassium) hydroxide. Overall the chemical equation (using sodium salt as the example) is:

$$2NaCl + 2H_2O \rightarrow 2\,NaOH + Cl_2 + H_2$$

The basic reaction follows the laws of chemistry and therefore the chemicals are produced in a definite and consistent ratio to one another. Chemical equivalent amounts of the products will always be produced. Specifically, for every ton of chlorine produced with sodium salt, approximately 1.12 tons of caustic soda will be produced. In the case of potassium salt the ratio is approximately 1.56.

ERCO's Saskatoon plant runs exclusively on sodium salt and uses the membrane cell process to produce chlorine and caustic soda. The Port Edwards facility operates mercury cell technology and has the unusual advantage of being able to produce both sodium products and potassium products in varying amounts according to market demand. ERCO installed environmental control equipment to satisfy the federal MACT regulations prior to the December 19, 2007 deadline.

Caustic Soda: The market for caustic soda in North America is estimated at 13.3 million dry MTs. Caustic soda is used primarily in the pulp and paper, soaps and detergents, alumina, textile and petroleum industries as a chemical intermediate.

Potassium Hydroxide: The market for potassium hydroxide in North America is estimated at 550,000 tons. Potassium hydroxide is used primarily in the production of potassium carbonate, potassium phosphates, potassium soaps and other potassium chemicals such as potassium acetate. Generally, potassium hydroxide is used in applications where the potassium element or increased solubility is of value. Potassium acetate is gaining popularity as a deicing agent for airport runways due to environmental pressures to reduce use of glycol or urea based deicers.

Sales and Marketing

ERCO Worldwide chlorate sales are conducted by its business managers who also have technical expertise related to chlorine dioxide generation and pulp bleaching applications. They develop long-term relationships with clients through the provision of technical service and support. ERCO Worldwide sells sodium chlorate directly to pulp and paper mills typically under one to five year supply arrangements, most of which provide for a significant percentage of total mill requirements at market-based prices. Due to the highly technical nature of ERCO's chlorine dioxide generator operations, a coordinated selling approach between its product sales and marketing team and its technical service and engineering groups is employed.

Increasing portions of ERCO's sodium chlorate sales are to the growing South American and Asia/Pacific markets and ERCO has offices in Chile, Japan and China.

Chloralkali products are sold through a combination of dedicated sales people and distributors.

ERCO Worldwide's top ten customers account for approximately 41% of its revenues with its largest customer comprising approximately 6% of its revenues.

Supply Arrangements

ERCO Worldwide uses four primary raw materials to produce its chemical products: electrical energy, sodium chloride, potassium chloride and water. The business has tariff driven long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located with the exception of the plant in Grande Prairie, Alberta where electricity is publicly traded. In Alberta, 100% of its power requirements are hedged through to 2017 under a power purchase agreement with TransCanada Energy Ltd. See Note 18(iii) to the 2007 Annual Consolidated Financial Statements of the Fund. Also in Georgia, ERCO Worldwide has power arrangements with Georgia Power based on a combination of a standard RTP (Real Time Pricing) and a firm tariff.

The electricity contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. ERCO Worldwide can quickly reduce its power consumption at minimal cost, which in some jurisdictions, allows ERCO to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases sodium and potassium salts from six third-party suppliers to fulfill the requirements at six of its eight plants. The salt contracts are typically fixed-price contracts with terms of one or more years, often with automatic renewals. The Hargrave and Saskatoon facilities are self-supplied through solution mining at the plant site.

Potassium Chloride (KCl) is a major raw material used in the production of Potassium Hydroxide ("KOH") at ERCO's Port Edwards Wisconsin facility. 100% of ERCO's KCl is received from PotashCorp ("PCS"). PCS operates two KCl mines that are able to provide the product specifications required by ERCO. There are currently no alternate KCl suppliers available to ERCO. In the event of a KCl supply interruption, ERCO's Port Edwards facility is able to switch production to the sodium molecule from the potassium molecule. The ability to switch between sodium and potassium significantly mitigates the risks associated with a single point of supply for KCl.

Transportation

Approximately 52% of ERCO Worldwide's product transportation requirements are provided by railcar, 30% by transport truck and the remaining 18% by pipeline and ocean vessel. ERCO Worldwide utilizes third party carriers to transport all of its products. Rail transportation requirements are provided by 1,184 railcars, of which 177 are owned and 1,007 are leased with staggered expiration terms through to 2017. ERCO Worldwide generally extends leases in advance of the expiration date.

All of the plants are located close to major rail terminals and customer sites to facilitate delivery of ERCO Worldwide products to the relevant markets.

Employee and Labour Relations

As at December 31, 2007, ERCO Worldwide had 451 fulltime employees of which approximately 115 were unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. Saskatoon's agreement was renegotiated in 2007 and expires on September 30, 2010. The Buckingham agreement expires in 2008 and Vancouver in 2009. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and that are extensively regulated by environmental, health, safety and transportation laws and regulations. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association and the American Chemistry Council associations that promote the safe and environmentally sound management of chemicals. ERCO has been verified as complying with the Responsible Care® guidelines and ethics for a fourth time, which represents over 12 years of external compliance. ERCO Worldwide continually strives to achieve an environmental and safety record that is "best-in-class" in the chemical industry. It has not had a material environmental or safety incident and has received many awards for its safety and environmental records.

Trademarks, Trade Names and Service Marks

ERCO Worldwide owns all the right, title and interest in the "ERCO Worldwide" ("ERCO Mondial" in French) trade name in Canada, the "ERCO" trademark and related design and certain other trademarks and patents registered or acquired at various times over the years relating to specific technology, products or services that it provides. ERCO Worldwide is also in the process of registering the "ERCO Worldwide" trademark in various other countries. ERCO Worldwide's trademarks are significant as they provide it with ownership of the names, designs and logos associated with its business and technology and are well recognized internationally in the pulp and paper and the water treatment industries. The duration of each of the trademarks is between 10 and 15 years from the date of the first registration, subject to renewals for further 10 to 15 year periods, depending on the country of registration.

Currently, ERCO has over 199 patents (165 patents granted and 34 applications pending) and patent applications worldwide protecting its proprietary chlorine dioxide, sodium chlorate and sodium chlorite technologies. The duration of each patent is between 15 and 20 years from the date the patent was first registered, depending on the country of registration.

Financial Information

For selected historical financial information for ERCO Worldwide for the last five years, see "Selected Historical Information – ERCO Worldwide".

Capital Expenditures

ERCO Worldwide has low and predictable maintenance capital expenditure requirements, averaging $7.7 million annually representing approximately 2% of its average revenue over the past five fiscal years.

Capital expenditures for ERCO Worldwide for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	2007	2006	2005	2004	2003
Maintenance capital expenditures	8.7	7.5	8.1	7.6	6.4
Growth capital expenditures	6.0[1]	51.4[2]	58.6[3]	5.7	130.1[4]
	14.7	58.9	66.7	13.3	136.5

Notes:

a. Growth capital expenditures in 2007 totaling $6.0 million were comprised of $2.0 million for the cell replacement program, $1.4 million for the Port Edwards membrane project, $1.3 million for the North Vancouver hydrogen and rectifier project, $1.3 million for the Saskatoon hydrogen recovery and cell replacement program

b. Growth capital expenditures in 2006 totaling $51.4 million were comprised of $41.3 million for the facility in Chile, $5.6 million for the cell replacement program, $1.3 million for Hydrogen development, $0.7 million for new membrane cells, $0.7 million for Port Edwards acquisition capital and $1.8 million for the dissolving facility in Thunder Bay. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency.

c. Growth capital expenditures in 2005 totaling $58.6 million were comprised of $27.5 million for the facility in Chile, $22.4 million to acquire the Port Edwards chloralkali/potassium facility, $7.9 million for the cell replacement program and $0.8 million for a hydrogen utilization project at the Grande Prairie facility.

d. Growth capital expenditures in 2003 include the acquisition of Albchem Holdings Ltd. for $122.8 million which owned the Bruderheim, Alberta and Hargrave, Manitoba sodium chlorate facilities.

a division of Superior Plus LP

Winroc is a distributor of specialty construction products to the walls and ceilings industry in North America. The business, which is headquartered in Calgary, Alberta, began operations in 1971.

Product

Winroc distributes a number of products used in the walls and ceiling construction industry. Sales can generally be grouped into the following product categories:

Product category	% of 2007 sales
Drywall and components	46%
Insulation	19%
Steel framing	13%
Ceilings	11%
Stucco and plaster	6%
Tools, fasteners and miscellaneous	5%

Competitive Conditions

Competitive factors across Winroc's geographically diversified business include selling prices, service quality, ability to source products in periods of tight supply at competitive prices and competition from other gypsum specialty distributors, lumber yards and manufacturers that engage in direct sales.

The walls and ceilings specialty distribution sector is largely fragmented with only a small number of competitors covering numerous states or provinces. The walls and ceilings specialty distribution business is a local, relationship based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value added "stock and scatter" job site service. Winroc's multi-location distribution network, strong local market position and Allroc purchasing operation provide it with purchasing scale, product line breadth and knowledge to support its customers, providing it with an advantage over smaller competitors.

Business Operations

Winroc has been expanding its distribution network by adding Greenfield operating locations and through acquisitions. In October 2007, Winroc acquired certain assets of Inland Building Supplies (1969) Ltd. in Kamloops, B.C., further penetrating the interior region of the British Columbia market. In December, 2007, Winroc relocated its facility in Victoria, British Columbia area, adding to its operations capabilities. Winroc's 42 distribution branches are managed by branch general managers. The general managers have direct responsibility for branch operations, including responsibility for customer relationships, delivery and service, expense management, pricing, and administration comprising the overall profitability of their geographic business units. Winroc's branches are typically located in an industrial or commercial setting. The branches range from smaller warehouse locations to operations on up to five acres of land, complete with office and showroom areas, covered and uncovered storage areas for the products, as well as receiving and shipping space. The operating area is usually limited to a radius of 100 kilometers around branch locations, depending on the nature of the customer base and local road infrastructure. Under Winroc's business structure, its market presence is through a local office with teams responsible for managing their business and pursuing local opportunities.

Of Winroc's 42 operating locations, two facilities are owned and the remaining 40 are leased from third parties under normal course operating leases. See Note 18(i) to the 2007 Annual Consolidated Financial Statements of the Fund.

<u>Sales and Marketing</u>

Winroc enjoys considerable geographic and customer diversification servicing over 8,000 active customers across 42 distribution branches with 33 locations in Western Canada and Ontario, and nine in the Western and Midwestern United States. Winroc's ten largest customers represent approximately 11% of its annual distribution sales. Annual sales revenues for the North American walls and ceilings industry exceed $20 billion. Winroc is estimated to be the largest specialty distributor in Canada and a leading specialty dealer in North America, with an estimated 2% market share. Specialty distributors, such as Winroc, service the builder/renovation contractor market, represent an estimated 50% to 60% of total industry revenues with the remainder sold through big-box home centers and independent lumber yards who service the builder/contractor market as well as the do-it-yourself market.

A detailed analysis of sales volumes and gross profit is provided in the Annual Management's Discussion and Analysis contained in the Fund's 2007 Annual Report.

Demand Profile

Demand for walls and ceilings building materials is affected by changes in general and local economic factors, including demographic trends, level of activity in the residential and non-residential construction markets, interest rates, employment levels, consumer confidence, availability of financing and overall economic growth. These factors impact the level of existing housing sales, new home construction, new non-residential construction and office/commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home re-sales and turnover of occupants in commercial building space. 50% of Winroc's sales are estimated to be to the commercial new construction and commercial renovation segments and 50% of sales are estimated to be to residential new construction and renovation segments. Winroc sells its full product line to commercial customers. Gypsum board and accessories, insulation and plaster products are the primary products sold to residential construction customers.

Winroc's sales are modestly seasonal, with 53% of revenues typically generated during the second and third quarters. Geographically, 69% of revenue is derived from customers in Canada and 31% from the United States.

Product Pricing

Pricing to customers is primarily based on a margin above product and delivery costs. There are delays from time to time that affect margins when price changes from manufacturers cannot be immediately passed through to customers. Under certain market conditions, when the wholesale price of products increases, gross margins tend to erode in the short term as it takes more time to pass the price increases through to the customers. Conversely, when wholesale prices decrease, gross margins and profitability tend to increase in the short-term.

Product gross margins vary between products and geographic areas. Customer pricing is managed at both the regional and local market level and reflects local marketplace supply and demand conditions.

Supply Arrangements

Product purchasing is a critical component of Winroc's business, as the cost of products, product knowledge and the ability to source products in periods of tight supply are key to Winroc's service position, profitability and ability to differentiate its service to its customers. Winroc's purchasing operations are conducted, centrally, through its Allroc division. Allroc also provides third party purchasing services for 10 other independent companies, allowing Winroc to further leverage its purchasing power. Winroc purchases products from over 128 different suppliers, of which the top ten provide 76% of Winroc's total supply requirements. Winroc is not reliant on any one supplier to source product within its principal product lines.

Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchasing contracts.

Transportation

Winroc's suppliers are typically responsible for arranging transportation of products from the manufacturing facility to Winroc's operating locations. Deliveries are primarily made through either common road carrier or by rail.

Winroc owns and leases a fleet of trucks and forklifts to handle product in its branch locations and transport product from its 42 branch locations to customer job sites. Winroc employs full-time, part-time and seasonal drivers and stockers who deliver products. As at December 31, 2007, Winroc owned and leased; 273 trucks that vary in load capacity from 2,000 to 43,000 kg and 116 trailers that are all used as the primary delivery vehicles. In addition, Winroc owned and leased 203 forklifts, which are used at its warehouse locations and customer job sites to load and unload product from delivery vehicles.

Employee and Labour Relations

As at December 31, 2007, Winroc had 935 employees, of which 320 were salaried and 615 were hourly employees. Approximately 103 of its employees are unionized through collective bargaining agreements at six of its operating locations, with expiry dates ranging from March 2008 to March 2011. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

Distribution of walls and ceilings construction products is a physically challenging job. Winroc is committed to a safe workplace and maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Winroc participates in a number of environmental programs with its suppliers, including return/recycling of supply materials and return recycling of ceiling products removed from renovation jobs by Winroc's customers.

Trademarks, Trade Names and Service Marks

Winroc owns all the right, title and interest in the "Winroc", "Allroc", "Interior Building Supplies" "Inland Buildings Supplies", ("IBS") and "Leon's Insulation" trade names, related design and certain other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Winroc.

Winroc's trademarks are significant as they provide it with ownership of the names, designs and logos associated with its business, which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

For selected historical financial information for the past five years see "Selected Financial Information – Winroc".

Capital Expenditures

Capital expenditures for Winroc for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	2007	2006	2005	2004(1)	2003(1)
Maintenance capital	1.1	6.7	5.7	7.1	6.1
Proceeds on dispositions	(0.5)	(0.1)	(0.1)	(0.2)	(0.3)
Maintenance capital expenditures, net	0.6	6.6	5.6	6.9	5.8
Other capital expenditures	5.2(2)	1.6	31.7	12.2	–
Other capital proceeds	-	–	0.2	–	(1.1)
Other capital expenditures, net	5.2	1.6	31.9	12.2	(1.1)
	5.8	8.2	37.5	19.1	4.7

Notes:

(1) Winroc was acquired effective June 11, 2004. Prior years results are unaudited and provided for comparison purposes.

(2) Acquisition of certain assets of Inland Building Supplies on October 29, 2007 and Kenroc Drywall Supplies Inc. on July 2, 2007.

Superior Energy Management
A division of Superior Plus LP

Superior Energy Management ("SEM"), headquartered in Mississauga, Ontario, began operations in June of 2002. SEM started providing natural gas retailing services under fixed-price, term contracts, predominantly to residential and to mid-sized commercial and industrial customers in Ontario. In Quebec, SEM has been servicing the commercial and light industrial market in the Gaz Metropolitain franchise region. In May of 2007, SEM initiated selling fixed-price natural gas retail contracts in the newly opened British Columbia market. In August of 2007, SEM also initiated selling fixed-price electricity contracts in Ontario.

<u>Competitive Conditions</u>

Key competitive factors across its business include commodity prices; sales channel activity; product diversification; cost efficiencies; and service.

SEM has been in the Ontario natural gas market since its inception in 2002. SEM has had a strong commericial and industrial base during this period and over the last couple of years SEM has been focusing on the higher margin residential business.

During 2007, SEM expanded its market with the entry into the Ontario electricity market and the newly opened British Columbia natural gas market. By entering these markets, SEM has been able to add geographic and product diversification.

Natural Gas

The natural gas market in Ontario has been deregulated since 1986 and since January 2004 in Quebec for commercial and light industrial customers who consume greater than 280 gigajoules per year. Consumers are able to choose their natural gas supplier and can elect between various prices and terms. The market of supplying gas to customers is competitive, with a number of companies supplying different market sectors. The residential sector in Ontario has approximately 12 active market suppliers, while commercial and industrial consumers have approximately 10 active market suppliers in Ontario and four in Quebec. Each competitor offers different options relating to price, term and related services. Under deregulation, consumers also have the option of having their gas supply provided by their utility company at a variable price that is adjusted on a quarterly basis and is subject to retroactive adjustments. Approximately 60% of natural gas consumers in Ontario and 95% in Quebec are still supplied by utilities, providing SEM with opportunities for customer growth. As of December 31, 2007, the Quebec residential market was not open for natural gas retailing.

On April 13th, 2006, Terasen Gas filed an application requesting approval for necessary Tariff Agreement changes required to support a residential choice program. Teresen Gas is the largest natural gas distribution utility in British Columbia, providing service to approximately 800,000 customers in the province including the Inland, Columbia and Lower Mainland service areas. Their service territory delivers gas to over eighty percent of natural gas customers in British Columbia. The British Columbia Utilities Commission ("BCUC") approved the program allowing marketers to enroll customers as of May 2007, with gas flowing to enrolled customers starting November 1, 2007. SEM commenced marketing natural gas contracts in British Columbia at market open and began to service these customers with physical supply in November, 2007. The British Columbia model is in many ways identical to the Ontario model in terms of delivery, billing and receivables. As delivery obligations are sourced from Alberta, mirroring Ontario, SEM uses its in house capability to manage commodity obligations. Management believes approximately 65,000 customers are enrolled in the choice program, with 15 registered market participants, which provides for continued opportunity. As in Ontario, under deregulation, consumers also have the option of having their gas supply provided by the local utility company at a variable price that is adjusted on a quarterly basis and is subject to retroactive adjustments. Natural gas competes favourably with other fuel sources, such as oil, electricity and propane. Natural gas enjoys both environmental and price advantages over other fuel options. However, since gas is delivered through pipeline systems, its availability is constrained by distribution system infrastructure.

Electricity

Ontario opened its electricity markets in April of 2002 however a government sponsored rate freeze was implemented in the fall of 2002 essentially suspending retail opportunities until 2005. This price freeze was lifted in 2005 once again exposing consumers to price volatility and price increases which afforded retailers the opportunity to promote fixed price products. SEM finalized a strategic alliance with Bruce Power in July of 2007 and commenced marketing fixed-price electricity contracts in Ontario in August 2007. There are currently ten marketers in the Ontario electricity market. There are approximately 4,000,000 meters available for choice in the Ontario market and management believes approximately 635,000 meters are enrolled in long term electricity contracts with a retailer.

Business Operations

SEM provides fixed-price natural gas solutions for contract terms up to five years. In order to capture a fixed selling margin for the term of the customer contract, a fixed-price natural gas supply matching the volume and term of the customer obligation is contracted with various producers and financial counterparties. The local distribution companies (the "LDC's") are required to provide SEM with transportation, storage and distribution services to SEM's customers as well as billing and collection services.

SEM expanded into the British Columbia natural gas market as of May 2007. The newly regulated British Columbia residential natural gas market is estimated to have 800,000 customers.

In 2007, SEM entered into a long term natural gas supply agreement with Constellation Energy Commodities Group, Inc. ("Constellation"). Under the terms of the agreement, Constellation will supply natural gas to support SEM's fixed-priced natural gas marketing business. The deal is structured with an initial term of five years and may renew annually thereafter. During the term of the agreement, SEM will purchase natural gas from Constellation for customer contracts of terms up to five years.

SEM entered the residential and small commercial electricity market in Ontario in August 2007. The Ontario electricity market is estimated to have approximately 4.0 million residential electricity customers and a much lower market penetration relative to the residential natural gas market in Ontario. In June 2007, SEM entered into a long term electricity supply agreement with Bruce Power LP ("BPLP"). BPLP agreed to provide fixed-price electricity to SEM in order to fix prices for residential and small commercial customers for terms up to five years. During the term of the agreement, SEM will purchase supply from BPLP for customer contract terms of up to five years to which BPLP will continue to supply beyond the contract term to match the customer contracts.

Sales and Marketing

For the year-ended December 31, 2007, SEM supplied approximately 36.5 million Gigajoules of natural gas to approximately 81,300[1] (2006 – 85,900[1]) residential and 6,400[1] (2006 – 6,700) commercial flowing customers under term, fixed-price contracts in Ontario and Quebec. In addition SEM also supplied 0.3 million Gigajoules of natural gas to 13,100 residential and 60 commercial customers in British Columbia since November 2007. SEM markets its gas supply service to consumers throughout Ontario, Quebec and British Columbia through an internal sales force and through independent sales agencies, primarily on a door-to-door basis. Commercial sales channels are also through a combination of internal and external sales forces, SEM continues to leverage off its current strong commercial base as it strives to further develop commercial sales channels. Customer contracts are registered with and administered by the LDC. The gas supply contracts have terms typically ranging from one to five years and are at a fixed-price. At December 31, 2007, the average remaining customer contract life was 37 months.

In August, 2007, SEM commenced selling electricity in Ontario and end the year with 1,630 flowing electricity customers.

A detailed analysis of sales volumes and gross profit is provided in the Management's Discussion and Analysis contained in the Fund's 2007 Annual Report.

Notes:

(1) In 2007, SEM restated customer numbers for a decrease of approximately 6,200 natural gas residential customers identified through utility reconciliations.

Supply and Transportation

During 2007, SEM had eight financial and physical natural gas suppliers and contracts for natural gas for fixed term and price to match contractual customer requirements. SEM's largest supplier represented 30% of its supply commitments at December 31, 2007. SEM's supply commitments for the next five years as at December 31, 2007, are detailed in notes to the Fund's 2007 Annual Consolidated Financial Statements. The financial condition of each counter party is evaluated and credit limits are established to reduce SEM's exposure to the credit risk of non-performance. At the end of 2007, SEM entered into a long term supply agreement with Constellation. Under the terms of the agreement, Constellation will supply natural gas to all new natural gas customers in the Canadian markets which are billed through the utility, supporting SEM's fixed-priced natural gas marketing business. The deal with Constellation is structured with an initial term of five years and may renew annually thereafter. During the term of the agreement, SEM will purchase natural gas from Constellation for customer contracts of terms up to five years. The agreement with Constellation provides increased physical and financial capacity for SEM's energy marketing services business.

Although customers purchase their gas supply through SEM, LDC's such as Union Energy, Enbridge Gas, Terasen Gas and Gaz Metropolitan are required on a regulated basis to distribute the gas to SEM's customers. LDC's are also required to assign SEM pipeline transportation and storage capability sufficient to service its customers under contract.

Employee and Labour Relations

As at December 31, 2007, SEM had 54 full time and two part time and 10 temporary employees. Approximately four independent contract sales agencies were engaged at December 31, 2007 in the door-to-door marketing of natural gas contracts.

Environmental, Safety and Regulatory

SEM supplies natural gas to end-use customers. The natural gas is transported through pipeline systems by pipeline and utility companies. These pipeline and utility companies are regulated by the National Energy Board, the Ontario Energy Board, and the Régie du L'Enegie and are required to maintain environmental and safety standards.

Effective June 2007, the Ontario Energy Board implemented customer portability rules in the Ontario natural gas market. The new regulation referred to as Gas Distribution Access Rules ("GDAR") has allowed utilities to enroll customers with a natural gas marketer regardless if they are already on a contract with an different natural gas marketer. This can create customer enrollment issues, whereby customers have been enrolled with a new natural gas marketer without completing their contractual obligation with their original natural gas marketer, leaving the customer financially obligated to both retailers. In most cases, the customer is faced with early cancellation fees by the natural gas marketer it wishes to leave.

Trademarks, Trade Names and Service Marks

SEM owns all the right, title and interest in the "Superior Energy Management" trade name and related design. SEM's trademarks are significant as they provide it with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Financial Information

For selected historical financial information for the past five years, see "Selected Financial Information – Superior Energy Management".

SELECTED HISTORICAL INFORMATION

SUPERIOR PROPANE

	Years Ended December 31				
(millions of dollars except litres of propane and per litre amounts)	**2007**	2006	2005	2004	2003
Litres of propane sold (millions)	**1,429**	1,386	1,468	1,546	1,625
Total sales margin (cents per litre)	**20.6**	19.7	19.4	18.6	17.9
Revenues	**1,075.7**	985.4	856.2	720.2	727.1
Cost of products sold	**781.5**	712.5	571.8	433.5	436.5
Gross profit (1)	**294.2**	272.9	284.4	286.7	290.6
Cash operating, administrative and tax costs	**194.8**	182.6	187.4	175.1	178.4
Cash generated from operations before changes in net working capital	**99.4**	90.3	97.0	111.6	112.2

(1) Includes gross profit from other service revenues.

ERCO WORLDWIDE

(millions of dollars except thousands of metric tonnes ("MT") and per MT amounts)	Years Ended December 31				
	2007	2006	2005	2004	2003
Total chemical sales (MT)	**768**	756	742	649	574
Average chemical selling price (dollars per MT)	**558**	540	550	571	573
Revenues	**460.6**	437.2	431.6	396.0	356.3
Cost of products sold	**252.9**	233.1	224.7	202.8	183.3
Gross profit	**207.7**	204.1	206.9	193.2	173.0
Cash operating, administrative and tax costs	**119.7**	120.9	105.7	94.3	89.2
Cash generated from operations before changes in net working capital	**88.0**	83.2	101.2	98.9	83.8

WINROC

(millions of dollars)	Years Ended December 31				
	2007	2006	2005	2004 [1]	2003 [1]
Revenues	**512.3**	518.7	486.6	384.3	310.9
Cost of products sold	**382.5**	386.5	368.8	300.0	245.6
Gross profit	**129.8**	132.2	117.8	84.3	65.3
Cash operating, administrative and tax costs	**94.6**	91.0	82.0	56.4	47.4
Cash generated from operations before changes in net working capital	**35.2**	41.2	35.8	27.9	17.9

(1) Winroc was acquired effective June 11, 2004. Prior year results are unaudited and provided for comparison purposes.

SUPERIOR ENERGY MANAGEMENT

(millions of dollars except per gigajoule ("GJ") and per GJ amounts)	Years Ended December 31				
	2007	2006	2005	2004	2003
Natural gas sold (millions of GJs)	**37**	40	37	28	21
Natural gas sales margin (cents per GJ)	**81.3**	54.3	39.2	47.7	38.8
Revenues	**320.4**	325.6	288.4	211.3	152.2
Cost of products sold	**290.3**	303.9	273.9	197.9	144.1
Gross profit	**30.1**	21.7	14.5	13.4	8.1
Cash operating, administrative and selling costs	**18.0**	11.4	9.2	5.7	3.6
Cash generated from operations before changes in net working capital	**12.1**	10.3	5.3	7.7	4.5

CONSOLIDATED FINANCIALS

(millions of dollars except average number of trust Units and per trust unit amounts)	Years Ended December 31				
	2007	2006	2005	2004	2003
Revenues	**2,355.4**	2,264.3	2,059.2 [1]	1,552.8	1,234.3
Gross profit	**661.8**	630.9	623.6 [1]	542.8	471.7
Operating distributable cash flow	**225.6**	250.1	231.4	219.4	190.6
Distributable cash flow	**170.4**	180.4	187.0	184.4	146.5
Per trust unit	**$1.97**	$2.11	$2.35	$2.54	$2.47
Average number of trust units outstanding (millions)	**86.5**	85.5	79.7	72.7	59.4
Growth capital	**8.8**	53.0	509.5 [1]	126.3	129.8
Total assets	**1,542.8**	1,536.9	2,373.6	1,579.7	1,475.3
Total revolving term bank credit and term loans [2]	**438.0**	441.7	744.7	546.2	417.8

(1) Adjusted for discontinued operations

(2) Includes accounts receivable securitization program.

CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the securities of the Fund, including the trust units, special voting rights, Debentures and warrants.

Trust Units and Declaration of Trust

The authorized capital of the Fund includes an unlimited number of trust units which may be issued pursuant to the Declaration of Trust. As at the date hereof, approximately 88.1 million trust units are issued and outstanding. The holders of trust units are entitled to vote at all meetings of Unitholders on the basis of one vote per trust unit. Holders of trust units are entitled to elect the directors of the General Partner and the Administrator and appoint the auditors of the Fund and the General Partner at each annual meeting of the Fund. Each trust unit is transferable and represents an equal fractional undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its Unitholders. All trust units are of the same class with equal rights and privileges. Trust units are not subject to future calls or assessments. The Fund may create and issue additional trust units, rights, warrants, options or other securities to purchase, convert into or exchange into trust units, including without limitation, installment receipts or similar securities, debentures, notes or other evidences of indebtedness from time to time on terms and conditions acceptable to the board of directors of the Administrator.

Trust units are redeemable at any time at the option of the holder upon delivery to the Fund of the certificate or certificates representing such trust units accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request, the holder is entitled to receive a price per trust unit (the "Redemption Price") equal to the lesser of: i) 90% of the "market price" of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and ii) the "closing market price" on the principal market on which the trust units are quoted for trading on the date the trust units are surrendered for redemption. For the purposes of the Declaration of Trust "market price" generally means the amount equal to the simple average of closing prices of the trust units on the Toronto Stock Exchange for each of the trading days on which there was a closing price and "closing market price" generally means the closing price of the trust units on the Toronto Stock Exchange if there was a trade on that date.

The aggregate redemption price payable by the Fund in respect of any trust units surrendered for redemption in any calendar month shall be satisfied by way of cash payment on the last day of the following month. Holders of trust units are not entitled to cash on redemption if the total amount payable in the month by the Fund pursuant to redemptions exceeds $100,000, provided that Superior may waive such limitation in respect of a particular month. If the value of redemptions exceeds $100,000 the Fund shall satisfy its obligation to pay the Redemption Price by issuing unsecured promissory notes to the Holders having a maturity date to be determined by the board of directors of the Administrator (not to be longer than five years from the date of issue) bearing interest at the prime rate of interest of a Canadian Chartered bank determined at the time of issuance by the board of directors of the Administrator, payable for each month during the term on the 15th day of each subsequent month with all principal due on maturity.

Although the redemption right described above is available to Unitholders, the primary mechanism for Unitholders to dispose of their investment in the Fund is the sale of trust units. The promissory notes which may be distributed to Unitholders in connection with a redemption will not be listed on any stock exchange and such promissory notes may be subject to resale restrictions under applicable securities law.

The Declaration of Trust restricts the Trustee from implementing any of the following fundamental changes without first obtaining approval of 66 2/3% of the Unitholders that vote on a resolution approving such action: i) a sale, lease or disposition of all or substantially all of the assets of the Fund (other than in conjunction with an internal reorganization or certain security arrangements), ii) the winding-up, liquidation or dissolution of the General Partner, Superior LP or the Administrator prior to the end of the term of the Fund (other than in conjunction with an internal reorganization) iii) any amendment to the Partnership Agreement, the constating documents of the General Partner or the Administrator which may materially prejudice the rights of Unitholders, iv) the sale, lease or disposition of any securities of the General Partner, Superior LP or the Administrator (other than in conjunction with an internal reorganization or certain security arrangements) or v) termination of the Administration Agreement.

The Declaration of Trust further restricts the trustee from voting the Fund's interests in Superior LP or the Administrator, without first obtaining approval of 66 2/3% of the Unitholders that vote on a resolution approving such action, to authorize any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving the General Partner, Superior LP or the Administrator (other than in conjunction with an internal reorganization).

The Declaration of Trust restricts the trustee from voting the Fund's interest in the securities of the Administrator, without first obtaining approval of a majority of the Unitholders that vote on a resolution approving such action, to elect or remove directors of the Administrator. It also restricts the Administrator from voting the securities of the General Partner, without first obtaining approval of a majority of the Unitholders that vote on a resolution approving such action, to elect or remove directors of the General Partner. It also provides that the Trustee and the Administrator will vote the securities of the Administrator held by the Fund and the securities of the General Partner held by the Administrator with regard to the appointment of the auditors of such entities to ensure they are the same auditors selected by the Unitholders to be the auditors of the Fund.

Finally, the Trustee cannot, without the approval of the board of directors of the Administrator: i) sell, transfer or otherwise dispose of securities issued by the General Partner, Superior LP or the Administrator ii) issue any securities of the Fund; iii) acquire or invest in securities of other entities, including bodies corporate, partnerships or trusts; iv) borrow funds or incur other indebtedness; or v) dispose of any of the assets of the Fund.

The Declaration of Trust provides that at no time may more than one half of the outstanding trust units be held by non-residents of Canada or Non-Canadian Partnerships (collectively "non-residents"), each within the meaning of the Tax Act nor shall the Fund be maintained primarily for the benefit of non-residents. To monitor compliance with this requirement, the Administrator may at any time and from time to time, in its sole discretion, require the Trustee to obtain declarations as to beneficial ownership, perform residency searches and take such other steps to determine or estimate as best as possible the residence of the beneficial holders of trust units.

The Fund takes certain steps annually to estimate its level of foreign ownership. The Fund's current foreign ownership levels are estimated to be significantly lower than 49%. Should the Administrator become aware that the beneficial owners of 49% or more of the trust units are or may be non-residents or that such a situation is imminent and the board of directors of the Administrator determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, or that it is otherwise in the interest of the Fund, the Administrator may require the Trustee to refuse to accept a subscription for trust units or register a transfer of trust units unless the person to receive such trust units provides a declaration that they are not a non-resident or take such other action as the board of directors of the Administrator determines is appropriate in the circumstances. If the Administrator determines that a majority of trust units are beneficially owned by non-residents and the board of directors of the Administrator determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a mutual fund trust under the Tax Act, or that it is otherwise in the interest of the Fund, the Administrator may require the Trustee to send a notice to registered holders of trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration (or in such other manner as the Administrator may consider equitable and practicable), requiring them to sell their trust units or a portion thereof within a period of not less than 60 days. If such Unitholders do not sell the indicated trust units or do not provide satisfactory evidence that trust units are not beneficially owned by non-residents, the Administrator may require the Trustee, on behalf of such registered holder(s) to sell such trust units, and in the interim, suspend the voting and distribution rights attached to such trust units. Non-residents are not entitled to vote on any resolution to amend these restrictions contained in the Declaration of Trust.

The Declaration of Trust also provides that if an offer is made for trust units which is a take-over bid for trust units within the meaning of the *Securities Act* (Alberta) and not less than 90% of the trust units (other than trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the trust units held by the holders of trust units who did not accept the offer on the terms offered by the offeror.

The Declaration of Trust also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the Trustee of the Fund and the form of trust unit certificates. The Declaration of Trust provides that no Unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund. See "Material Contracts".

Debentures

The Fund has two separate series of Debentures issued pursuant to a trust indenture between the Fund and Computershare, as trustee (the "Debenture Trustee") dated June 14, 2005 which was amended by a supplemental indenture dated October 19, 2005 (collectively, the "Indenture"). The 5.75% Debentures and the 5.85% Debentures (collectively, the "Outstanding Debentures") were issued pursuant to the Indenture. The Fund can issue additional Debentures under the Indenture from time to time.

The Fund also has a trust indenture between the Fund and the Debenture Trustee dated March 7, 2001, which was amended by a supplemental indenture dated December 17, 2002. The Series 1 8% Debentures and Series 2 8% Debentures were issued pursuant to this indenture.

The Series 1 8% Debentures matured on July 31, 2007. At that time, there were approximately $8.1 million aggregate principal amount of Series 1 8% Debentures issued and outstanding. The Series 1 8% Debentures were fully registered, issuable in denominations of $1,000 principal amount and bore interest at a rate of 8% per annum, which was payable semi-annually in arrears on January 31 and July 31 in each year. The Series 1 8% Debentures were convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on July 31, 2007 at a conversion price of $16.00 per trust unit.

In accordance with the indenture governing the Series 1 and Series 2 8% Debentures, the Series 2 8% Debentures were redeemed on November 5, 2007 at the redemption price, which was equal to the outstanding principal amount of the Series 2 8% Debentures, together with all accrued and unpaid interest thereon up to November 5, 2007, being $1,000.8768 per $1,000 principal amount of Debentures. The Debentures ceased to bear interest from and after November 5, 2007. The aggregate amount of outstanding Series 2 8% Debentures at that time was $59.2 million.

The Series 2 8% Debentures were issuable in denominations of $1,000 principal amount and bore interest at a rate of 8% per annum, which was payable semi-annually in arrears on May 1 and November 1 in each year. Prior to the redemption, the Series 2 8% Debentures were due to mature on November 1, 2008. Under the terms of the indenture, the Series 2 8% Debentures were convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on November 1, 2008 and the business day immediately prior to a date specified by the Fund for redemption of the Series 2 8% Debentures at a conversion price of $20.00 per trust unit.

5.75% Debentures

Currently there are approximately $174.9 million aggregate principal amount of 5.75% Debentures issued and outstanding. The 5.75% Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 5.75% per annum, which is payable semi-annually in arrears on June 30 and December 31 of each year. The 5.75% Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on December 31, 2012 and the business day immediately prior to a date specified by the Fund for redemption of the 5.75% Debentures at a conversion price of $36.00 per trust unit.

The 5.75% Debentures are not redeemable by the Fund before July 1, 2008. On or after July 1, 2008 and prior to July 1, 2010, the 5.75% Debentures are redeemable in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after July 1, 2010, the 5.75% Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

5.85% Debentures

Currently there are approximately $75.0 million aggregate principal amount of 5.85% Debentures issued and outstanding. The 5.85% Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 5.85% per annum, which is payable semi-annually in arrears on April 30 and October 31 of each year. The 5.85% Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on October 31, 2015 and the business day immediately prior to a date specified by the Fund for redemption of the 5.85% Debentures at a conversion price of $31.25 per trust unit.

The 5.85% Debentures are not redeemable by the Fund on or before October 31, 2008. On or after November 1, 2008 and on or before October 31, 2010, the 5.85% Debentures are redeemable in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after November 1, 2010, the 5.85% Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

General Terms

Each series of Outstanding Debentures have the following general terms:

The Fund will, on redemption or maturity of the Debentures, repay the indebtedness represented by the Debentures by paying the Debenture Trustee an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Fund has the option, on not more than 60 days and not less than 30 days prior notice and subject to regulatory approval, to satisfy its obligation to repay the principal amount and/or accrued interest thereon of the Debentures which are to be redeemed or have matured, by issuing trust units to holders thereof. The number of trust units to be issued will be determined by dividing the aggregate principal amount to be redeemed or which have matured by 95% of the current market price of the particular series of Debentures on the date fixed for redemption or maturity, as the case may be.

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Fund. "Senior Indebtedness" in this context generally means the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Fund, other than indebtedness evidenced by the Debentures and all other existing or future indebtedness or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to the Debentures.

The Indenture provides that an event of default ("Event of Default") in respect of Debentures issued under the Indenture, will occur if any one or more of the following described events has occurred and is continuing with respect to such Debentures: (i) failure for 15 days to pay interest on such Debentures when due; (ii) failure to pay principal or premium, if any, on such Debentures, whether at maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon request of holders of not less than 25% in principal amount of such Debentures, declare the principal of and interest on all outstanding Debentures issued under that Indenture, to be immediately due and payable.

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66 2/3% or more of the trust units of the Fund (a "Change of Control"), each Debentureholder may require the Fund to purchase, on the date which is 30 days following the giving of notice of the Change of Control (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date. If 90% or more in aggregate principal amount of the Debentures issued and outstanding under a particular Indenture on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Fund will have the right to redeem all the remaining Debentures issued under such Indenture on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee, to the holders of the Debentures not tendered for purchase.

The Indenture provides that if an offer is made for Debentures issued under the Indenture, which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of such Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire such Debentures held by the holders of such Debentures who did not accept the offer on the terms offered by the offeror.

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all Debentureholders resolutions passed at meetings of holders of Debentures issued under the Indenture by the holders of not less than 66 2/3% of the principal amount of the Debentures issued under the Indenture which are voted at the meeting, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures issued under the Indenture. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series issued under the Indenture.

The Indenture governing the Outstanding Debentures, provides that if the Administrator becomes aware that the beneficial owners of 49% of the Debentures issued under the Indenture then outstanding are or may be non-residents and the Board determines that such steps are required in order for the Fund to maintain its status as a mutual fund trust under the Trust Act, or is otherwise in the interest of the Fund, the Administrator may require the Debenture Trustee to refuse to: i) issue or register a transfer of Debentures issued under the Indenture to a person unless the person provides a declaration that the Debentures to be issued or transferred are not beneficially owned by a non-resident; and ii) send a notice to registered holders of Debentures issued under the Indenture which are beneficially owned by non-residents chosen in inverse order to the order of acquisition or registration or in such other manner the Administrator may consider equitable and practicable, requiring them to sell such Debentures or a portion thereof within a specified period of not less than 60 days. If such Debentureholders do not comply within the specified time period, the Administrator may require the Debenture Trustee to sell such Debentures and in the interim suspend the rights attached to such Debentures.

Special Voting Rights

The Declaration of Trust provides that the Fund is authorized to issue an unlimited number of special voting rights ("Special Voting Rights") in connection with or in relation to an issuance of securities that carry a right to convert or exchange into trust units of the Fund for no additional consideration ("Exchangeable Securities"). The Special Voting Rights shall not be entitled to any interest or share in the distributions or net assets of the Fund. Special Voting Rights may be issued in series and shall only be issued in connection with Exchangeable Securities on such terms as may be determined by the board of directors of the Administrator. Each Special Voting Right entitles the holder thereof to the number of votes at meetings of Unitholders equal to the number of trust units into which the associated Exchangeable Securities are exchangeable or convertible. Holders of Special Voting Rights are not entitled to distributions of the Fund and do not have any beneficial interest in the assets of the Fund on termination or winding up of the Fund. There are no Special Voting Rights outstanding.

Warrants

The Fund entered into a warrant indenture with CIBC Mellon Trust Company dated May 8, 2003 (the "Warrant Indenture") in connection with the Internalization. Pursuant to the terms of the Warrant Indenture, the Fund issued 3.5 million trust unit purchase warrants (the "Warrants") and, as of the date hereof, there are 2.3 million Warrants issued and outstanding. Each Warrant entitles the holder thereof to acquire one trust unit upon exercise thereof and payment of $20.00 (the "Exercise Price"), subject to adjustment as contemplated below, for a period of five years from the date of issuance. The Warrants are not listed on any stock exchange. Holders of Warrants do not have any rights as Unitholders of the Fund, including the right to vote at meetings of Unitholders of the Fund or receive distributions of the Fund. The Warrant Indenture contains customary anti-dilution provisions which will provide adjustments to the number of trust units issuable upon exercise of the Warrants and the Exercise Price in certain circumstances, including where the Fund has made certain changes to its issued capital.

Ratings

Credit Ratings

Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold securities. Disruptions in the banking and capital markets not specifically related to Superior LP may affect its ability to access these funding sources or cause an increase in the return required by investors. Credit rating agencies consider quantitative and qualitative factors when assigning a rating to an individual company. Outlooks fall into one of four categories: positive, negative, stable, or developing and should not be seen as a prescursor to a rating change or future action. Superior LP provides the Rating Agencies with confidential, in-depth information in support of the rating process. Credit ratings should be evaluated independently and are subject to revision or withdrawal at any time by the assigning rating agency. Superior LP's credit ratings at the date hereof were as follows:

	Dominion Bond Rating Service Limited ("DBRS")	Standard & Poor's ("S&P")
Senior secured credit rating	BBB (low)	BBB –
Senior unsecured credit rating	N/A	BB+ \ negative outlook

DBRS Ratings

DBRS' credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined to be speculative, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support. A rating of B is defined to be highly speculative, and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

DBRS' uses the "high" and "low" grades to indicate the relative standing of a credit within a particular rating category. The lack of one of these designations indicates a rating that is essentially in the middle of the category.

S&P's Ratings

S&P's credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined as less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. A rating of B is defined as more vulnerable to non-payment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

A plus (+) or minus (-) on an S&P credit rating is used to show the relative standing of an issue within the major rating categories.

Stability Rating

A stability rating is an opinion of an independent rating agency about the relative stability and sustainability of an income trust's cash distribution stream. It reflects the rating agency's assessment of an income trust's underlying business model, and the sustainability and variability in cash flow generation in the medium to long-term. The stability rating on the Fund's trust units assigned by DBRS is currently STA-3 (low). DBRS's stability ratings are designed to measure the volatility and sustainability of distributions per trust unit, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest possible. Each rating category is refined into further subcategories of high, middle, and low. Stability ratings are not directly related to debt ratings, as stability and sustainability are only two factors in a debt rating. DBRS's stability rating encompasses seven main factors: operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance and growth. DBRS stability ratings do not take such factors as pricing or stock market risk into consideration. A stability rating is not a recommendation to buy, sell or hold trust units and may be subject to revision or withdrawal at any time by the rating organization.

Debt Covenants

Senior bank debt covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's consolidated senior debt (including proceeds raised from the accounts receivable sales program) exceeds 3.5 times to 1.0 EBITDA (as previously defined) for the last 12 month period as adjusted for the pro forma impact of acquisitions and dispositions. Senior secured notes covenant limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's consolidated senior debt (including proceeds raised from the accounts receivable sales program) exceeds 3.0 times to 1.0 EBITDA (as previously defined) for the last 12 month period as adjusted for the pro forma impact of acquisitions and dispositions. Additionally, the Fund's distributions (including payments to debenture holders) cannot exceed EBITDA (plus $25.0 million.)

As at December 31, 2007, Superior's total debt (including Debentures) to EBITDA (as previously defined) was 3.0 times to 1.0 after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. Debt covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's total debt (including proceeds raised from the accounts receivable sales program) exceeds 5.0 times EBITDA for senior bank debt and 5.5 times EBITDA for senior secured notes (see Non-GAAP Financial Measures) for the last 12 month period as adjusted for the pro forma impact of acquisitions and dispositions.

At December 31, 2007, senior debt and total debt ratios when calculated in accordance with Superior's senior credit agreements were 2.0 to 1.0 (December 31, 2006 – 2.1 to 1.0). Total debt to EBITDA for purposes of senior credit agreements does not include the Debentures.

DIVIDENDS/CASH DISTRIBUTIONS

Distribution Policies

Under the terms of the Declaration of Trust, the Administrator has the sole discretion, subject to limitations imposed by any agreements entered into with lenders to the Fund, Superior LP or any affiliate of the Fund, to determine the amount of the distribution payable to Unitholders of the Fund for the applicable distribution period. The proportionate share for each trust unit of the amount of such distribution shall be determined by dividing such amount by the number of issued and outstanding trust units on the applicable distribution record date. The Declaration of Trust also provides that, subject to any limitations imposed by any agreements entered into with lenders of the Fund or affiliates of the Fund and also subject to any decision to the contrary as evidenced by a resolution of the board of directors of the Administrator, the Fund will distribute an additional amount to Unitholders on December 31 of each year so that the Fund is not liable for ordinary income taxes for such year.

The board of directors of the Administrator has adopted a policy to make monthly distributions designed to achieve a target payout ratio of below 90% of the Fund's annual distributable cash flow over time. Such distributions are paid monthly to Unitholders of record on the last business day of each calendar month with actual payment to be made to such Unitholders on or about the 15th day of the following month, subject to any contractual restrictions on such distributions including any agreements entered into with lenders of the Fund or its affiliates. The board of directors of the Administrator can, subject to the terms of the Declaration of Trust, modify the distribution policy from time to time in its discretion.

The board of directors of the General Partner, in its capacity as general partner of Superior LP, have discretion, subject to the limits prescribed in the Partnership Agreement, to determine the amount and frequency of Superior LP's distributions to the Fund. The board of directors of the General Partner have implemented a distribution policy that enables the Fund to maintain its current distribution policy, subject to any contractual restrictions on such distributions including any agreements entered into with lenders of Superior LP or its affiliates. However, the board of directors of the General Partner can, subject to the terms of the Partnership Agreement, modify the distribution policy from time to time in its discretion.

__Cash Distributions__

The following table sets forth the amount of cash distributions the Fund has paid on the trust units for the three most recently completed financial years.

Record Date	Payment Date	Distribution Per Trust Unit ($)	Annual Distribution Tax Year
December 31, 2007	January 15, 2007	0.13	**2007: $1.56**
November 30, 2007	December 14, 2007	0.13	
October 31, 2007	November 15, 2007	0.13	
September 30, 2007	October 15, 2007	0.13	
August 31, 2007	September 14, 2007	0.13	
July 31, 2007	August 15, 2007	0.13	
June 30, 2007	July 13, 2007	0.13	
May 31, 2007	June 15, 2007	0.13	
April 30, 2007	May 15, 2007	0.13	
March 31, 2007	April 13, 2007	0.13	
February 28, 2007	March 15, 2007	0.13	
January 31, 2007	February 15, 2007	0.13	
Dec 31, 2006	Jan 13, 2007	0.13	**2006: $1.82**
Nov 30, 2006	Dec 15, 2006	0.13	
Oct 31, 2006	Nov 15, 2006	0.13	
Sep 30, 2006	Oct 14, 2006	0.13	
Aug 31, 2006	Sep 15, 2006	0.13	
Jul 31, 2006	Aug 15, 2006	0.13	
Jun 30, 2006	Jul 15, 2006	0.13	
May 31, 2006	Jun 15, 2006	0.13	
Apr 30, 2006	May 13, 2006	0.185	
Mar 31, 2006	Apr 15, 2006	0.185	
Feb 28, 2006	Mar 15, 2006	0.205	
Jan 31, 2006	Feb 15, 2006	0.205	
Dec 31, 2005	Jan 13, 2006	0.205	**2005: $2.41**
Nov 30, 2005	Dec 15, 2005	0.205	
Oct 31, 2005	Nov 15, 2005	0.20	
Sep 30, 2005	Oct 14, 2005	0.20	
Aug 31, 2005	Sep 15, 2005	0.20	
Jul 31, 2005	Aug 15, 2005	0.20	

Record Date	Payment Date	Distribution Per Trust Unit ($)	Annual Distribution Tax Year
Jun 30, 2005	Jul 15, 2005	0.20	
May 31, 2005	Jun 15, 2005	0.20	
Apr 30, 2005	May 13, 2005	0.20	
Mar 31, 2005	Apr 15, 2005	0.20	
Feb 28, 2005	Mar 15, 2005	0.20	
Jan 31, 2005	Feb 15, 2005	0.20	

MARKET FOR SECURITIES

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") under the following symbols:

Trading Symbol	Security
SPF.un	Trust Units
SPF.db.b	5.75% Debentures
SPF.db.c	5.85% Debentures

The following table summarizes the trading activity of the Fund's securities on the TSX for the year ended December 31, 2007:

Trust units : SPF.un	High	Low	Volume
January	11.620	10.620	6,188,022
February	12.400	11.200	4,207,861
March	12.930	11.700	7,954,447
April	14.430	12.460	8,131,287
May	15.150	13.450	7,314,904
June	15.800	14.610	4,914,041
July	16.270	14.770	5,507,828
August	15.020	12.080	5,649,039
September	14.120	12.500	3,699,317
October	13.480	12.400	3,576,784
November	12.650	10.990	3,397,306
December	12.500	11.020	3,209,541
2007	**16.270**	**10.620**	63,750,377

5.75% Debentures: SPF.db.b	High	Low	Volume
January	97.000	89.000	42,470
February	99.000	94.000	22,120
March	98.470	94.030	26,290
April	98.990	93.760	20,010
May	99.990	97.010	25,460
June	99.480	96.000	19,230
July	96.980	94.000	20,980
August	96.490	93.500	10,540
September	96.240	90.000	12,000
October	95.890	90.000	9,810
November	94.750	91.000	19,110
December	94.740	87.000	15,310
2007	99.990	87.000	243,330

5.85% Debentures: SPF.db.c	High	Low	Volume
January	94.990	87.510	15,320
February	95.500	90.600	33,670
March	95.490	93.600	20,190
April	95.500	91.100	37,120
May	98.500	93.760	62,720
June	98.490	94.500	20,830
July	96.590	91.750	13,540
August	93.500	90.000	7,080
September	92.500	88.510	9,600
October	92.500	87.000	6,460
November	93.990	90.000	14,140
December	90.500	85.000	8,080
2007	98.500	87.00	248,750

DIRECTORS AND OFFICERS OF THE ADMINISTRATOR

Each of the Administrator and the General Partner is, directly or indirectly, a wholly-owned subsidiary of the Fund. The directors of the Administrator and the General Partner are, pursuant to the terms of the Declaration of Trust, elected annually by the Unitholders of the Fund. The board of directors of the Administrator and the General Partner are currently comprised of the same individuals.

The names, municipalities of residence, principal occupations for the five most recently completed financial years and committee membership of the directors of the Administrator and the General Partner as of the date hereof are set out below. Each current director was appointed to serve until the next annual meeting or until a successor is elected or appointed.

As at March 10, 2008, the directors and officers as a group owned, directly or indirectly 2,041,238 trust units of the Fund, representing approximately 2.3% of the Fund's outstanding trust units. The number of trust units of the Fund that each director beneficially owns, directly or indirectly, or exercises control or direction over, as at March 10, 2008, is included in the following table. The information as to the ownership or control or direction of trust units, not being within the knowledge of the Fund, has been furnished by the directors individually.

Name, Province and Country of Residence	Director Since	Number of Trust Units	Principal Occupation
Catherine M. (Kay) Best (1) Alberta, Canada	July, 2007	Nil	Executive Vice-President, Risk Management and Chief Financial Officer of the Calgary Health Region.
Grant D. Billing(4) Alberta, Canada	1994	1,791,997	Executive Chairman and Chief Executive Officer of the Administrator and the General Partner.
Robert J. Engbloom, Q.C. (2) Alberta, Canada	1996	17,010	Partner, Macleod Dixon LLP (law firm).
Randall J. Findlay (2) Alberta, Canada	2007	10,000	Corporate Director. From 2001 until 2006, Mr. Findlay was President of Provident Energy Ltd. (a diversified energy business).
Norman R. Gish(3) (4) (5) Alberta, Canada	2003	28,910	Corporate Director and independent businessman.
Peter A.W. Green (1)(2)(6) Ontario, Canada	1996	10,466	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company).
James S.A. MacDonald (3) (7) (8) Ontario, Canada	2000 (7) (also, May 28/98 - Dec 11/98)	151,889	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI") (investment management company).
Walentin (Val) Mirosh(3) Alberta, Canada	2007	Nil	Vice President, NOVA Chemicals; President, Nova Chemicals Olefins and Feedstock. From 2001 to 2003, he was a Partner, Macleod Dixon LLP (law firm).
David P. Smith (1) (8) Ontario, Canada	1998	29,137	Managing Partner of ECMI.
Peter Valentine (1) Alberta, Canada	2004	1,829	Corporate director and consultant.

Notes:

1) Member of Audit Committee of the Administrator.
2) Member of Governance and Nominating Committee of the Administrator.
3) Member of Compensation Committee of General Partner.
4) Messrs. Billing and Gish also own $1,000,000 and $60,000 principal amount of Convertible Debentures of the Fund, respectively.
5) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG Propane Inc. ("ICG") from December 1998 to September 2000.
6) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.
7) Director of ICG for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.
8) Messrs. MacDonald and Smith also own 54,382 and 3,298 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.

(9) The Corporation does not have an Executive Committee.
(10) The directors of Superior hold an aggregate of 410,000 options to acquire trust units at exercise prices between $19.65-$32.19.

Officers of the General Partner and Administrator who are not Directors

Name and Municipality of Residence	Principal Occupation
Wayne M. Bingham Calgary, Canada	Executive Vice-President and Chief Financial Officer since November 1, 2006 and from May 1, 2003 to January 31, 2006 Executive Vice-President and Chief Financial Officer of Finning International Inc., (a heavy equipment distribution business) and from April, 1999 to April, 2003, Executive Vice-President and Chief Financial Officer of Ontario Power Generation.
Jay Bachman Calgary, Canada	Corporate Controller since March 2007 and Manager, Corporate Reporting since August 2004. Prior thereto, Manager at KPMG Chartered Accountants.
A. Scott Daniel Calgary, Canada	Vice-President, Treasurer and Investor Relations since March 2007 and from February 2005 to March 2007, Manager of Treasury and Investor Relations at Daylight Resources Trust (an oil and gas trust) and from 1994 to February 2005, various senior corporate finance positions within CIBC, a major Canadian Bank.
Craig S. Flint Calgary, Canada	Vice-President, Business Process and Compliance since September 2006 and prior thereto, various senior financial positions with Superior and the businesses. From April 1991 to October 1998, Manager at PricewaterhouseCoopers.
Leanne E. Likness Calgary, Canada	Corporate Secretary since May 6, 2007 and Assistant Corporate Secretary since September 2006. From 2004 to August, 2006, Corporate Paralegal and Board Liaison at Shell Canada Limited (an integrated oil and gas company) and prior thereto various corporate positions.

AUDIT COMMITTEE

Information with respect to the Audit Committee of the Administrator, including its composition, education and experience of its members and the external auditor service fees are disclosed in the Information Circular of the Fund dated March 10, 2008, under the headings "Audit Committee" and "Audit Fees", which information is incorporated by reference herein.

RISK FACTORS

Cash Distributions to Unitholders are Dependent on the Performance of Superior LP

Distributable cash generally refers to the net cash received by the Fund that is available for payment to Unitholders on a monthly basis. The Fund is entirely dependent upon the operations and assets of Superior LP. The Fund's ability to make cash distributions to Unitholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although the Fund intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, the Fund pays in connection with the redemption of trust units, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP, and therefore, funds available for distribution to Unitholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors, including without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or the Fund. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for distribution to Unitholders and such decrease could be material.

The Fund's distribution policy and that of Superior LP is subject to change at the discretion of the board of directors of the Administrator or the board of directors of the General Partner, as applicable. The Fund's distribution policy and that of Superior LP are also limited by contractual agreements including agreements with lenders to the Fund and its affiliates. The recourse of Unitholders who disagree with any change in such distribution policy is limited.

Income Tax

There is no assurance that Canadian federal income tax laws, including the treatment of mutual fund trusts thereunder, will not be changed in a manner that affects Unitholders in a material adverse way. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the trust units would cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Furthermore, as the trust units would then constitute "taxable Canadian property" for purposes of the Tax Act, Unitholders that are Non-Residents would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Units.

The Declaration of Trust provides that, subject to the Administrator determining otherwise, in the event that the aggregate income of the Fund for a taxation year, including net taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions in that year or amounts otherwise made payable in the year, the amount of such excess may become payable to the Unitholders of record on the last day of that year and be paid to the Unitholders in the following year. This may result in income distributable to Unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional Units may be distributed to Unitholders in lieu of cash distributions and Unitholders will generally be required to include an amount equal to the fair market value of those Units in their Canadian federal taxable income.

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities (the "SIFT Rules"). Bill C-52, *Budget Implementation Act, 2007*, which received Royal Assent on June 22, 2007, contained the SIFT Rules. Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a specified investment flow-through ("SIFT") trust and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. Existing SIFT trusts will have a four-year transition period, and subject to the qualifications below, will not be subject to the SIFT Rules until January 1, 2011.

Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would have otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Fund level. Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

Management believes that the SIFT Rules may reduce the value of the trust units, which would be expected to increase the cost to the Fund of raising capital in the public capital markets. In addition, management believes that the SIFT Rules are expected to: (a) substantially eliminate the competitive advantage that the Fund and other Canadian trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner, and (b) place the Fund and other Canadian trusts at a competitive disadvantage relative to industry competitors. The SIFT Rules are expected to make the trust units less attractive as an acquisition currency. As a result, it may become more difficult for the Fund to compete effectively for acquisition opportunities. There can be no assurance that the Fund will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT Rules.

The Rules provide that there is no intention to inhibit "normal growth" of a SIFT during the transition period, but "undue expansion" could result in the transition period being "revisited" presumably with the loss of the benefit to the SIFT of that transitional period. As a result, the adverse tax consequences associated with the SIFT Rules could be realized by the Fund sooner than January 1, 2011. Specifically, SIFT Rules state that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% for each calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the SIFT Rules include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop such substitutes); and

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour limits;

The Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Units, was approximately $1,117 million, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $447 million and for each of calendar years 2008, 2009 and 2010 is approximately an additional $223 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect the Fund's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital.

It is not known at this time if significant changes to the SIFT Rules will be made prior to January 1, 2011 that may positively or negatively impact the Fund.

Access to Capital

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units. Please refer to page 46 for a description of the requirements contained in Superior's debt covenants.

The payout by Superior LP of substantially all of its available cash means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for distribution to Unitholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior LP's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Forward-Looking Information May Prove Inaccurate

Numerous statements containing forward-looking information are found in this Annual Information Form, documents incorporated by reference herein and other documents forming part of the Fund's public disclosure record. Such statements and information are subject to risks and uncertainties and involve certain assumptions, some, but not all, of which are discussed elsewhere in this document. The occurrence or non-occurrence, as the case may be, of any of the events described in such risks could cause actual results to differ materially from those expressed in the forward-looking information.

Interest Rates

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately 50% of Superior Propane's sales and substantially all of ERCO Worldwide's and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned.

Foreign Exchange Risk

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging.

Capital Investment

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to the Fund for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

Nature of Units

The trust units do not represent a traditional investment. The trust units represent a fractional interest in the Fund. The trust units do not represent a direct investment in Superior LP's business. Holders of trust units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act (Canada)* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to such liability, such liability will only be enforceable against and satisfied out of the assets of the Fund. The Declaration of Trust also provides that all written instruments signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding on Unitholders personally. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts. The possibility of any such personal liability of this nature arising, especially given legislation in certain provinces of Canada providing that beneficiaries of an income trust are not liable for actions of trustee of an income trust, is considered remote by the Fund.

Limited Liability

The Fund holds a 99.9% limited partnership interest in Superior LP. As a limited partner of a limited partnership existing under the laws of the Province of Ontario, the Fund's liability for indebtedness, claims and other liabilities of Superior LP is limited to its investment in such partnership. However, there are certain circumstances in which the Fund could lose its limited liability in connection with its investment in Superior LP. For example, if the Fund were to directly assume active management of Superior LP, its limited liability would be jeopardized.

Redemption Right

Registered Unitholders are entitled to require the Fund to redeem their Units in accordance with the terms of the Declaration of Trust, which may be at a value less than their market price. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment in the trust units. Cash redemptions are subject to limitations set out in the Declaration of Trust. Securities of the Fund distributed in this manner may not be qualified investments for deferred income plans or registered education savings plans, depending upon the circumstances at the time. For more information, please refer to "Trust Units and Declaration of Trust" on page 39 of this AIF.

Additional Units

The Declaration of Trust authorizes the board of directors of the Administrator to issue an unlimited number of trust units or other securities for the consideration, and on terms and conditions, established by such board without the approval of Unitholders. If the board of directors of the Administrator decides to issue additional trust units or securities convertible into trust units, existing Unitholders may suffer significant dilution and distributable cash per trust unit could decline.

Non-Resident Ownership Restriction

To retain its status as a mutual fund trust for the purposes of the Tax Act, at no time may the Fund be maintained primarily for the benefit of non-residents. Periodically, management endeavours to estimate the level of ownership of Units by non-residents. If the board of directors of the Administrator becomes aware that ownership by non-residents has reached a level such that it is prudent to implement remedial measures, or such a situation is imminent, the board of directors of the Administrator is authorized under the Declaration of Trust to take certain steps to maintain or reduce the trust unit holdings of non-residents. Such steps could include requiring non-residents to dispose of their trust units, placing limitations on the ability of non-residents (including existing Unitholders) to acquire trust units or certain other actions that could reduce the liquidity of the trust units or result in their delisting from certain exchanges. The market price of the trust units could decline in the event that the board of directors of the Administrator elects to undertake one or more of these measures.

Operating Risks and Insurance Coverage

Superior LP's operations are subject to the risks associated with the operations of each of its businesses some of which are outlined below. Superior LP is and will continue to be involved in various legal proceedings and litigation that arises in the normal course of its business. Superior LP maintains insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect Superior LP from all material expenses related to potential future claims related to the operations of its businesses or that such levels of insurance will be available in the future at economical prices.

Superior LP May Not Be Successful in Making Acquisitions

Superior LP and its predecessors have historically expanded their business through organic growth and acquisitions. Superior LP intends to consider and evaluate opportunities for growth acquisitions. There can be no assurance that Superior LP will find attractive acquisition candidates in the future, or that Superior LP will be able to acquire such candidates on economically acceptable terms.

Superior Propane

Competition

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, some of which are less costly on an energy equivalent basis. While propane is usually more cost effective than electricity, electricity is a major competitor in most areas. Fuel oil is also used as a residential, commercial and industrial source of heat and, in general, is less costly on an equivalent energy basis, although operating efficiencies and environmental and air quality factors help make propane competitive with fuel oil. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas already exists. Other alternative energy sources such as compressed natural gas, methanol and ethanol are available or could be further developed and could have an impact on the propane industry and Superior Propane in the future. The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior Propane's sales. Demand for automotive uses is presently declining at a rate of approximately 10% to 15% per year due to the development of more fuel efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Propane commodity prices are affected by crude oil and natural gas commodity prices. Crude oil and natural gas commodity prices have recently been volatile and at historically high levels. In turn, propane commodity prices have followed similar trends. As a result, the competitiveness of propane relative to certain other energy sources may have been reduced.

In addition to competition from other energy sources, Superior Propane competes with approximately 200 other retail marketers. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. The industry is mature, with limited growth potential and barriers to entry are relatively low. Superior Propane's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Volume Variability Due to Weather Conditions and Economic Demand

Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications, such as crop drying. Approximately 80% of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to its fixed-price customers during the winter heating season.

Propane Demand, Supply and Pricing

Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. However, increases in the cost of propane encourage customers to conserve fuel consumption and to invest in more energy efficient equipment, reducing demand. Automotive propane demand is presently declining at a rate of approximately 10% to 15% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Reversal of this market trend will require increased support of governments and original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11 billion litres of propane are produced in Canada of which about four billion litres are consumed domestically. The remainder is exported to the United States. Superior

Propane's supply is currently purchased from 26 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan, Mt. Belvieu, Texas, Conway, Kansas, Regina, Saskatchewan and Fort Saskatchewan, Alberta and accumulates propane storage positions during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts, with pricing arrangements based principally on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product costs. Changes in propane supply costs are normally passed through to customers, but timing lags may result in positive or negative gross margin fluctuations.

Health, Safety and Environment

Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Superior Propane's operations are subject to the risks associated with handling, storing and transporting propane in bulk. The potential exists for accidents to occur or equipment to fail which could result in the release of propane and any such release could result in a fire or explosion causing damage to facilities, death or injury and liabilities to third parties.

Employee and Labour Relations

As of December 31, 2007, Superior Propane had 1,530 regular and 200 part-time employees. Approximately 390 or 20% of its employees are unionized through six provincial or regional certifications in British Columbia/Yukon, Manitoba and Quebec with expiry dates ranging from April 2008 to December 2010. Collective bargaining agreements are renegotiated in the normal course of business.

Fixed-Price Offerings

Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. See Note 18(ii)) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts. To the extent that Superior Propane has an exposure related to US dollars, the exposure is mitigated through foreign currency hedge contracts. See "Foreign Currency Hedging" and Note 12 to the Consolidated Financial Statements.

ERCO Worldwide

Competition

ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka, Kemira and Canexus on a worldwide basis. The business also competes with a number of smaller regional producers. Key competitive factors include price, product quality, logistics capability, reliability of supply, and technical capability and service. Of the global producers, Kemira and Canexus do not provide chlorine dioxide generators or related technology. The business also competes with chloralkali producers, such as Dow Chemicals, and potassium producers such as Occidental Chemicals, Olin Corporation, Ashta Chemicals and PPG Industries.

In addition, the end-use markets for ERCO Worldwide's products are correlated to the general economic environment and the competitiveness of its customers which is outside of its control. North American bleached pulp producers are experiencing global competitive pressure as a result of increased fibre and energy costs and the impact of exchange rates which may result in reduced demand for sodium chlorate in North America. In addition, North American demand for chlorine and chlorine related products may be impacted by the general economic environment, which can directly impact the pricing for chloralkali products.

Supply Arrangements

ERCO Worldwide uses four primary raw materials to produce its chemical products: electricity, salt, potash and water. Electricity comprises 70% to 85% of variable production costs for sodium chlorate. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power supply and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid. In jurisdictions where electrical costs are deregulated, fixed-price term supply contracts are entered into in order to manage production costs. Approximately 10% of ERCO Worldwide's annual power requirements are located in deregulated electricity jurisdictions, of which 100% has been sourced through fixed-price electrical contracts, for remaining terms up to ten years. Electricity for ERCO's Chilean facility is supplied from CMPC and is supplied as part of ERCO's long-term sodium chlorate supply agreement with CMPC. See Note 18(iii) to the Consolidated Financial Statements for a summary of ERCO's fixed-price electricity commitments.

ERCO Worldwide purchases salt from third-party suppliers at each of its plants with the exception of the Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution-mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Potassium Chloride ("KCl") is a major raw material used in the production of KOH at ERCO's Port Edwards Wisconsin facility. 100% of ERCO's KCl is received from PCS. PCS operates two KCl mines that are able to provide the product specifications required by ERCO. There are currently no alternate KCl suppliers available to ERCO. In the event of a KCl supply interruption, ERCO's Port Edwards facility is able to switch production to the sodium molecule from the potassium molecule. The ability to switch between sodium and potassium significantly mitigates the risks associated with a single point of supply for KCl.

The cost of electricity is far greater than all other costs of production combined for ERCO Worldwide. Therefore, supply of electricity at reasonable prices and on acceptable terms is critical. If ERCO Worldwide is unable to obtain electricity at reasonable prices and on acceptable terms, it will have a negative impact on its results of operations. The electricity that ERCO Worldwide uses is supplied by others and may be subject to wide price fluctuations for a variety of reasons beyond ERCO Worldwide's control. The current trend towards deregulation of electric power makes short-term future costs for electric power uncertain in certain jurisdictions in which this business operates. There is no assurance that ERCO Worldwide will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Foreign Currency Exchange

ERCO Worldwide's exposure to fluctuations in the United States dollar and Canadian dollar foreign currency exchange rates is approximately $100 million to $110 million, and consists of US denominated net revenue from Canadian operations and the net cash flow generated from operations in the United

States and Chile. ERCO Worldwide manages its exposure to fluctuations between the United States and Canadian dollar by entering into hedge contracts with external third parties and internally with other Superior Plus businesses. Approximately 85% and 40% of ERCO Worldwide's estimated United States dollar exposure for 2008 and 2009 have been hedged.

Health, Safety and Environment
ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals. ERCO Worldwide manages its environmental and safety risk in a manner consistent with Responsible Care® protocols and strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. ERCO applies this ethic worldwide through Global Charter. The business has not had a material environmental or safety incident for over 14 years and has steadily reduced the number of safety and environmental incidents at all of its facilities.

Regulatory
ERCO Worldwide's operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect ERCO Worldwide.

Operational Matters
The operations of ERCO Worldwide are subject to the risks normally incident to the handling, production, transportation and disposal of chemical products. ERCO Worldwide's facilities produce large volumes of chemicals, using equipment with fine tolerances. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

Employee and Labour Relations
As at December 31, 2007, ERCO Worldwide had 451 fulltime employees of which approximately 115 (25%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements which expire from 2008 to 2010. During 2007, the Saskatoon facility renewed its collective agreement until 2010. Collective bargaining agreements are renegotiated in the normal course of business.

Winroc

Competition
The North American walls and ceilings construction product business generates estimated annual sales revenues of more than $20 billion. Specialty distributors such as Winroc service the builder/contractor market representing 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards that service the "do-it-yourself" market as well as direct sales to modular home manufacturers. The specialty walls and ceilings distribution business is a local, relationship-based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value-added "stock and scatter" job site service. Winroc's multi-location distribution network, strong market position and Allroc purchasing operation, provide it with purchasing scale, product line breadth and knowledge that assists its customers, providing it with a competitive advantage over smaller

competitors. The specialty distribution sector is highly fragmented with the top six competitors representing an estimated 32% of overall North American industry revenues.

Demand, Supply and Pricing

Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home resales and turnover of occupants in commercial building space. Winroc's sales are moderately seasonal, consistent with new construction and renovation market activity, with approximately 53% of annual revenues generated during the second and third quarters.

Winroc carries a comprehensive product line comprised of approximately 40,000 stock-keeping units. Its six principal product lines, are sourced from 128 suppliers. Winroc is not reliant on any one supplier to source product within its principal product lines. Winroc leverages its purchasing capability through its Allroc purchasing division, which also provides third-party purchasing services to ten independent distributors and retailers. Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchase contracts.

The walls and ceilings specialty distribution business is a "margin-based" business where the level of profitability is dependent on the difference earned between selling prices and wholesale product cost, management of operating expenses and working capital. Changes in product costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Health, Safety and Environment

Distribution of walls and ceilings construction products is a physically challenging job. Winroc maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Employee and Labour Relations

As at December 31, 2007, Winroc had 935 employees of which approximately 103 (11%) are unionized at six locations. Collective bargaining agreements expire from 2008 to 2011, and are renegotiated in the normal course of business.

Superior Energy Management

Competition

The energy retailing business is competitive and many of SEM's competitors have greater financial and other resources than SEM. It is possible that new entrants may enter the market and compete directly for the customer base that SEM targets, slowing or reducing its market share. Such competition may have an adverse effect on the results of this business.

Effective June 2007, the Ontario Energy Board implemented customer portability rules in the Ontario natural gas market. The new regulation referred to as Gas Distribution Access Rules ("GDAR") has allowed utilities to enroll customers with a natural gas marketer regardless if they are already on a contract with a different natural gas marketer. This can create customer enrollment issues, whereby customers have been enrolled with a new natural gas marketer without completing their contractual obligation with their original natural gas marketer, leaving the customer financially obligated to both retailers. In most cases, the customer is faced with early cancellation fees by the natural gas marketer it wishes to leave. In addition, suppliers may be required to collect from unwilling customers who have switched retailers which could result in increase collection costs or customer defaults.

Fixed-Price Offering

Gas Fixed-Price Offerings. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas of its customers. Depending on a number of factors, including weather and customer attrition, customer natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate potential balancing risk, SEM closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, SEM maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

Power Fixed-Price Offerings. SEM matches its customers estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customer's energy consumption may vary from the volumes purchased by SEM. SEM is able to invoice existing electricity customers for balancing charges when the amount of energy used is greater than or less than the amount of energy that SEM estimated. In certain circumstances, there can be balancing issues for which SEM is responsible when customer aggregation forecasts are not realized.

Supply and Third Party Credit

Superior Energy Management resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. Superior Energy Management transacts with eight financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of its obligations to Superior Energy Management. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize Superior Energy Management's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched, however, this is monitored daily in compliance with Superior Energy Management's risk management policy.

Starting with 2008, the supply for new natural gas business in Canada billed through the utility will be transacted with Constellation, accordingly, failure by Constellation meet its obligations would have a material adverse effect on the results of SEM, however SEM monitors this credit risk on a regular basis.

For the electricity business, SEM has entered into a long term electricity supply agreement with Bruce Power L.P. ("BPLP"), Ontario's largest independent electricity generator. Under the terms of the agreement, BPLP has agreed to supply electricity ("Supply") to SEM in order to fix prices for residential and small commercial customers for terms up to five years. While SEM has the ability to select alternative suppliers under certain circumstances, failure by BPLP to meet its obligations would have a material adverse effect on the results of SEM, however SEM monitors this credit risk on a regular basis.

Dependence on Sales Agents

SEM must retain qualified sales agents in order to properly execute its business strategy. The continued growth of SEM is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of SEM would limit future growth of the cash flow.

Regulatory

SEM operates in the highly regulated natural gas industry in the provinces of Ontario and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of SEM, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or change to these rules could have a significant adverse effect on the results of this business.

TRANSFER AGENT AND REGISTRAR

The Fund's transfer agent and registrar for all its publicly traded securities is Computershare Trust Company of Canada with offices in Calgary and Toronto.

EXPERTS

Deloitte & Touche LLP is the auditor of the Fund and Superior LP. Deloitte and Touche LLP is independent of the Fund and Superior LP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

MATERIAL CONTRACTS

The Fund did not enter into any material contracts during the most recently completed financial year or prior thereto, which are still material and in effect, other than contracts entered into in the ordinary course of business.

DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by reference in the Annual Information Form can be found on SEDAR under the Fund's profile at *www.sedar.com.*

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions and audit committee information, where applicable, is contained in the Information Circular of the Fund dated March 10, 2008. Also, additional financial information is included in the Consolidated Financial Statements and MD&A of the Fund for the year ended December 31, 2007, which are included in the Fund's 2007 Annual Report as filed with the applicable Canadian regulatory authorities. These documents are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior LP at Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta, T2P 3H5.

2007 ANNUAL REPORT


Superior

DISTRIBUTION STABILITY WITH GROWTH



Superior Plus
Income Fund

SUPERIOR PLUS AT A GLANCE

SUPERIOR PLUS INCOME FUND, which was established in 1996, has a portfolio of diversified businesses which operate in four different sectors including: Propane Distribution, Specialty Chemicals , Construction Products Distribution, and Fixed-Price Energy Services. Each of the high-quality businesses has a strong market position focused on operational excellence, quality service, and high safety standards. The Fund continues to focus on its core businesses providing a foundation for stable distributions with a growth profile.

Superior Plus Income Fund trust units are listed on the Toronto Stock Exchange under the symbol SPF.UN.

	COMPANY OPERATIONS	KEY STRENGTHS
PROPANE DISTRIBUTION Superior Propane is Canada's largest distributor of propane, related products and services and provider of natural gas liquids wholesale marketing services.	› Began operations in 1951. › Operational locations: six regions, 45 markets, 125 satellites. › Approximately 1,700 employees.	› Leading competitive position. › Geographic and end-use customer diversification. › Full service capabilities and brand reputation.
SPECIALTY CHEMICALS ERCO Worldwide is a leading supplier of sodium chlorate and technology to the pulp and paper industries, and a U.S. regional Midwest supplier of potassium and chloralkali products.	› In business since 1897. › Nine specialty chemicals plants strategically located with six in Canada, two in the United States and one in Chile. › Approximately 500 employees.	› Leading competitive position. › Geographic and customer diversification. › Low cost structure. › Simple and safe manufacturing process.
CONSTRUCTION PRODUCTS DISTRIBUTION Winroc is the largest distributor of specialty construction products to the walls and ceilings industry in Canada and a leading distributor in North America.	› In business since 1971. › 42 branches with 34 locations in Western Canada and Ontario, and eight in Minnesota and parts of the southwestern United States. › Approximately 900 employees.	› Leading competitive position. › Geographic and end-use customer diversification. › Full service capabilities and brand reputation. › Attractive industry. › Consolidation opportunities.
FIXED-PRICE ENERGY SERVICES Superior Energy Management is a provider of fixed-price natural gas supply services in Ontario, Quebec, and British Columbia and fixed-price electricity supply services in Ontario.	› Commenced operations in 2002. › Main focus areas are residential customers in Ontario and British Columbia. › Provides fixed-price natural gas and electricity solutions to commercial customers in Ontario and Quebec. › Approximately 55 employees.	› Stable contract-based business. › Predictable customer acquisition costs. › Strong growth potential in other North American jurisdictions.

CONTENTS

2007 HIGHLIGHTS

Operating Highlights	2007	2006
(millions of dollars, except per trust unit amounts)		
Revenue	**2,355.4**	2,264.3 (4)
Gross profit	**661.8**	630.9 (4)
EBITDA (1)	**221.6**	205.8 (4)
Net earnings (loss) from continuing operations	**119.4**	(55.6)
Net earnings (loss)	**119.8**	(80.8)
Operating distributable cash flow		
Superior Propane	**99.6**	90.6
ERCO Worldwide	**79.3**	75.7
Winroc	**34.6**	34.6
Superior Energy Management (SEM)	**12.1**	10.3
Operating distributable cash flow from continuing operations	**225.6**	211.2
Discontinued operations—JW Aluminum	-	38.9
Total operating distributable cash flow	**225.6**	250.1
Distributable cash flow (1)	**170.4**	180.4
Distributable cash flow per trust unit, basic	**1.97**	2.11
Distribution payout ratio	**79%**	86%

Balance Sheet Highlights		
Total assets	**1,542.8**	1,536.9
Total liabilities	**926.1**	941.3
Growth and acquisition capital expenditures	**13.1**	53.0
Senior debt (2)	**440.5**	441.7
Total debt (2)	**687.8** (5)	755.6
Senior debt/EBITDA (3)	**1.9**	1.9 (4)
Total debt/EBITDA (3)	**3.0**	3.4 (4)
Average number of trust units outstanding (millions)	**86.5**	85.5

(1) EBITDA and distributable cash flow are not defined performance measures under the Canadian Generally Accepted Accounting Principles. Non-GAAP financial measures are defined in the Management's Discussion and Analysis.
(2) Includes off-balance sheet receivable sales program amounts.
(3) Debt ratios include off-balance sheet receivable sales program amounts and cash on hand.
(4) Excludes EBITDA from discontinued operations.
(5) Excludes deferred issue costs.

› Strong performance from all of our businesses resulted in a 7% increase in operating distributable cash flow from continuing operations.

› Distributable cash flow per trust unit for the year ended December 31, 2007 was $1.97 resulting in a payout ratio of 79%.

› Superior Plus announced a distribution increase of 4% to $0.135 per trust unit per month ($1.62 annualized) commencing with the April 15, 2008 payment, due to a positive outlook and solid financial results.

› Total debt levels were reduced to 3.0 times EBITDA and financial capacity increased to greater than $330 million as at December 31, 2007.

› Efficiency improvement and growth projects provide the foundation for distribution stability with long-term growth.

DIVERSIFICATION WORKS

Historical Gross Profit by Business *($ millions)*


800
700
600
500
400
300
200
100
0
471.7
542.8
623.6
630.9
661.8
'03
'04
'05
'06
'07
Superior Energy Management
Winroc
ERCO Worldwide
Superior Propane

Market Diversification


5%
19%
10%
10%
12%
11%
9%
4%
15%
SUPERIOR PROPANE
Propane Heating
Propane Non-Heating
Value Added Services
Wholesale Supply/Fixed-Price Program
ERCO WORLDWIDE
North American Sodium Chlorate
International Sodium Chlorate
Chloralkali and Potassium
Technology
WINROC
Residential Construction
Commercial Construction
SUPERIOR ENERGY MANAGEMENT
Natural Gas

Geographic Diversification


5%
5%
5%
20%
10%
19%
11%
5%
15%
5%
SUPERIOR PROPANE
Western Canada
Eastern Canada
Atlantic Canada
ERCO WORLDWIDE
North American Sodium Chlorate and Technology
International Sodium Chlorate and Technology
North American Chloralkali and Potassium
WINROC
Western Canada Construction
Ontario Construction
US Construction
SUPERIOR ENERGY MANAGEMENT
Natural Gas

WE MADE SIGNIFICANT PROGRESS IN 2007

Chairman and CEO, Grant D. Billing

FOR SUPERIOR PLUS, 2007 was an excellent year with strong results from each of the four divisions. The Fund is well diversified and consists of high-quality businesses with growth opportunities in each of its core sectors: Propane Distribution, Specialty Chemicals, Construction Products Distribution, and Fixed-Price Energy Services. All of Superior's businesses have an inventory of efficiency improvement projects and growth opportunities, positioning the Fund to execute on its long-term objective of stability of distributions with value growth. The strong performance in 2007 and the positive outlook going forward supported the Board's decision to increase the monthly cash distribution rate by 4%.

OVER THE PAST YEAR, we increased efficiencies in our core businesses, strengthened our balance sheet, and proactively managed risk factors. In addition, we improved our corporate governance processes and enhanced our Board of Directors with the addition of three new members. The new members provided valuable expertise and relevant experience to the Board and their respective business advisory committees on which they sit.

EACH BUSINESS SEGMENT HAS EFFICIENCY IMPROVEMENT AND GROWTH PROJECTS WITH A MINIMUM AFTER-TAX RETURN OF 15%


$2,355.4MM
Total revenues
$661.8MM
Total gross profit
170.4MM
$1.97
Distributable cash flow per trust unit

85-90%
TARGETED PAY-OUT RATIO IN 2007

79%
ACTUAL PAY-OUT RATIO IN 2007

13¢/month
DISTRIBUTION PER TRUST UNIT IN 2007

$1.56
PER TRUST UNIT IN 2007

Execution of the Growth Strategy

2007 MARKED THE LAUNCH of Superior's corporate growth strategy which included the following major accomplishments:

- Superior Propane increased sales volumes by 3% as a result of customer improvement initiatives and weather conditions consistent with the historical five-year average.
- Superior Propane's customer service initiative was enhanced with a reorganization of the business into six regional markets allowing for increased focus on customer retention and growth through improved service.
- Superior Propane's total gross profit increased to $294.2 million from $272.9 million representing an increase of 8% over the prior year primarily driven from increases in volumes, margins and value-added services.
- ERCO achieved a 98% average utilization rate at its facilities demonstrating excellent operational management and continued progress on its efficiency improvement projects.
- ERCO announced the US$95 million Port Edwards modernization and expansion project.
- SEM expanded into the British Columbia fixed-price natural gas market and entered the Ontario fixed-price electricity market penetrating two new growth channels.
- SEM established long-term supply partnerships with Bruce Power LP and Constellation Energy Commodities Group, Inc. providing increased financial flexibility and stability of supply for its customers.
- Winroc added two new greenfield locations and completed two regional tuck-in acquisitions while maintaining a strict focus on relationship, margin and expense management.

Stability of Distributions

THE FUND CONTINUED to invest in efficiency improvement projects in each of the four businesses providing a foundation for long-term, stable distributions in 2007. Total cash distributions in 2007 were $1.56 per trust unit representing a constant $0.13 per trust unit per month. A targeted payout ratio of 85-90% was established in 2006 in order to provide increased financial flexibility for future growth. Distributable cash flow of $1.97 per trust unit resulted in an actual payout ratio of 79% in 2007, which was well below our targeted range. The Fund continues to forecast a payout ratio well below 90%, following the announced distribution increase to $0.135 per unit per month ($1.62 annualized). Superior will also be suspending its distribution reinvestment program commencing with the April 15, 2008 payment due to forecast surplus cash flows and declining debt levels. In addition, we consider this program to be dilutive for our unitholders at this time.

OUR PROJECTED GROWTH RATE IS EXPECTED TO OFFSET THE 2011 TAX CHANGES

Income Funds New Tax Regime

ON OCTOBER 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities (the "SIFT Rules") which received Royal Assent on June 22, 2007. Following the announcement, Superior Plus completed a five-year business plan incorporating its tax pools and announced growth projects to assess the impact of the new tax. The results of the detailed planning model indicated Superior Plus will have growth opportunities to more than offset the impact of the new SIFT tax post-2011 resulting in stable distributions for its unitholders over the long-term.

Financial Position

IN 2007, SUPERIOR PLUS continued to improve and maintain a strong balance sheet. The Fund established a new syndicated credit facility of $595 million with enhanced debt covenants and increased financial capacity maturing in 2010. Superior Plus has conservative leverage target ranges with its Senior Debt to EBITDA ratio between 1.5x-2.0x and its Total Debt to EBITDA ratio between 2.5x-3.0x. In 2008, the Fund has forecast it will be at the mid-point of the target ranges, which are significantly lower than its lenders' covenants. As at December 31, 2007, Superior Plus had $670 million of credit capacity with 11 chartered banks and approximately $330 million of undrawn credit availability excluding its securitization program.

Financial Outlook

(millions of dollars, except per trust unit amounts)	2007E	2007A	2008P[3]	2009P[3]
Operating distributable cash flow				
Superior Propane	95-100	99.6	100-105	105-110
ERCO	70-75	79.3	75-80	78-83
Winroc	30-35	34.6	32-37	32-37
SEM	12-15	12.1	15-18	18-23
Distributable cash per trust unit	1.80-1.90	1.97	1.90-2.10	2.05-2.25
Payout ratio	84%	79%	80%[1]	75%[1]
Average Senior Debt/EBITDA (target of 1.5 to 2.0x)	2.0[2]	1.9[2]	1.7[2]	1.6[2]
Average Total Debt/EBITDA (target of 2.5 to 3.0x)	3.1[2]	3.0[2]	2.8[2]	2.7[2]

(1) Based on mid-point of the distributable cash flow per unit range and includes distribution increase effective April 15, 2008.

(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, suspension of DRIP program, and the Port Edwards Project.

(3) The assumptions relating to the Financial Outlook are discussed in the Financial Discussion of 2007 Fourth Quarter and 2007 Year-End Results.

WE EXPECT TO GROW DISTRIBUTABLE CASH FLOW IN 2008 AND 2009

Consolidated Outlook

SUPERIOR'S operating distributable cash flow per trust unit was $1.97 in 2007, exceeding the Fund's expectations due to strong performance from all of its core businesses. Superior Propane continues to expand its product offering and increase propane volumes while experiencing average weather conditions. ERCO Worldwide continues to operate at a high level of utilization due to increased demand in the sodium chlorate industry with most of its volumes contracted in 2008 and 2009. Winroc's market and geographic diversification strategy continues to provide stability to its business during a US housing downturn. SEM continues to penetrate the fixed-price electricity market in Ontario while expanding its fixed-price natural gas presence in British Columbia.

Given the strong momentum achieved in 2007 and our positive outlook, we have increased our 2008 expectations of consolidated distributable cash flow per trust unit to the range of $1.90 to $2.10, increasing in 2009 to the range of $2.05 to $2.25. The improved operating environments of our core businesses, reduced payout ratio, increased financial capacity, and inventory of efficiency and expansion projects provide our unitholders a platform for distribution stability and growth over the long term.

Acknowledgements

SUPERIOR PLUS made significant progress over the past year due to the hard work of over 3,200 employees. I would like to thank all of our employees for their dedication and commitment to their respective businesses. In addition, I would also like to thank each of our directors for your guidance, stewardship, and efforts in helping achieve strong financial results. Finally, on behalf of the entire organization, I would like to thank our securityholders for your continued support and confidence in the Fund.

(signed) "Grant D. Billing"
Chairman and Chief Executive Officer

March 10, 2008

Management Team



Grant D. Billing
Chairman and Chief Executive Officer
Mr. Billing has served as Chairman of Superior Plus since the Fund's inception in 1996. He assumed the dual role of Chairman and CEO in 2006 to focus on maximizing unitholder value and long-term value growth. Mr. Billing has extensive strategic and business experience and is a chartered accountant.



Wayne M. Bingham
Executive Vice-President and Chief Financial Officer
Mr. Bingham joined Superior Plus in 2006. He previously was Chief Financial Officer at Finning International Inc. and Ontario Power Generation. He has extensive experience in financial reporting, strategy, compliance, risk management, treasury and supply chain operations. Mr. Bingham holds a B.Comm. (Honours) and is a chartered accountant.



John D. Gleason
President, Superior Propane
Mr. Gleason joined Superior Plus as Senior Vice-President, Corporate Development in 2005 and became President of Superior Propane in early 2006. He held executive positions in finance and business development at MDS Inc. for 14 years and holds B. Comm., M.B.A. and C.A. designations.



Paul S. Timmons
President, ERCO Worldwide
Mr. Timmons has been with ERCO for 27 years and was appointed President in 2001. He holds an Engineering Diploma from St. Francis Xavier University and a degree in Metallurgical Engineering from Technical University of Nova Scotia.



Paul J. Vanderberg
President, Winroc
Mr. Vanderberg has been President of Winroc since 2000 and previously held various executive positions in general management and business development at USG Corporation, a leading building products manufacturer. He holds B.A. and M.B.A. designations.



Greg L. McCamus
President, Superior Energy Management
Mr. McCamus joined SEM as President in 2005. He previously was President of Sprint Canada Business Solutions and held various executive positions within the deregulated telecom industry over a 20-year period. He holds B.A. and M.B.A. designations.

Our Businesses:
PROPANE DISTRIBUTION

$1,075.7MM Total revenues | **$294.2MM** Total gross profit | **20.6¢/L** Gross profit margin | **$99.6MM** Distributable cash flow

2007 RESULTS

SUPERIOR PROPANE contributed $99.6 million in operating distributable cash flow in 2007, an increase of 10% over 2006. The increase in sales volumes and value-added services revenue contributed to a total gross profit of $294.2 million or 20.6 cents per litre. These results reflect considerable improvement in all areas of the business due to the implementation of several initiatives as described below.

The reorganization of the business into six regional centres has already shown early signs of improving customer retention and growth. This new structure allows for relationships to be managed with direct customer contact at the local level while receiving benefits of standardized processes and a technology platform.

During 2006, Superior completed the installation of on-board bulk truck computers which reduced driver and office administration in 2007. This on-board technology improves our ability to reduce out-of-gas occurrences and is expected to improve distribution efficiencies for routing and scheduling logistics. The implementation of asset management, real-time communications and GPS technology are scheduled for 2008 with forecasting of routing and scheduling improvements to be completed in 2009.


Operating Distributable Cash Flow
(millions of dollars)
120
100
80
60
40
20
0
91
100
100-105
105-110
06A
07A
08P
09P
A actual
P projected
estimated range

Superior expanded its master lease program adding 134 new bulk and service trucks in 2007 with another 113 trucks expected to be brought into service in 2008. This level of fleet renewal is approximately double the amount invested compared to prior years. The reduction in maintenance capital and lower repair costs is expected to offset the increase in lease costs over the life of the fleet. The dollar value equivalent of trucks brought into service during 2007 by way of operating lease was $20 million.

Our wholesale natural gas liquids marketing business continues to provide transportation, storage, risk management, supply, logistics and fixed-price offerings for Superior Propane as well as to third parties in Canada and the United States.

Superior continues to expand its service offerings such as preventative maintenance and warranty programs and has separated its service business from the propane delivery business to gain further efficiencies and implement best practices across Canada.

We continue to implement these initiatives and forecast an operating distributable cash flow for 2008 in the range of $100-$105 million, increasing in 2009 to $105-$110 million. We are encouraged by the significant improvements made in the propane distribution business and expect further growth to be achieved over the long term.

Our Businesses: SPECIALTY CHEMICALS

$460.6 MM Total revenues | $207.7 MM Total gross profit | $272.0 MM Gross profit margin | $79.3 MM Distributable cash flow

ERCO WORLDWIDE contributed $79.3 million in operating distributable cash flow in 2007, compared to $75.7 million in 2006. Total gross profit increased to $207.7 million due to higher chemical volumes and strong pricing received on sodium chlorate and chloralkali/potassium products. Pulp prices continued to rise throughout 2007 resulting in increased demand for North American sodium chlorate. Total chemical sales volumes were 768,000 tonnes, representing an increase of 12,000 tonnes over the prior year as ERCO's Chilean facility completed its first full year of operations. ERCO was able to achieve a 1% increase in average sodium chlorate prices over the prior year despite an 18% increase in the appreciation of the Canadian dollar against the United States dollar due to the Fund's proactive hedging program.

ERCO achieved a 98% average utilization rate at its facilities based upon total production capacity of approximately 733,000 metric tonnes. ERCO is the second largest producer of sodium chlorate in North America and has patented technology utilizing industry leading equipment and processes required by pulp producers. This proprietary technology allows ERCO to have an early look on investment opportunities both domestically and internationally.


Operating Distributable Cash Flow
(millions of dollars)
90
75
60
45
30
15
0
76
79
75-80
78-83
06A
07A
08P
09P
A actual
P projected
estimated range

ERCO continues to invest growth capital into the business with half of the expenditures allocated to its ongoing electrical cell replacement program which provides for a reduction in overall electrical consumption. In addition, ERCO has several projects which capture hydrogen, replace fossil fuels, and reduce greenhouse gas emissions. With the closure of two high cost facilities in 2006, ERCO is now well positioned as a low-cost manufacturer with facilities close to its customers.

Strategic diversification of our chemical sales volumes towards higher volume of chloralkali products has reduced our portfolio weighting to sodium chlorate and our dependency on the North American pulp and paper industry over the past three years. ERCO's chlorine, hydrochloric acid, potassium hydroxide and potassium carbonate production, and approximately 94% of its caustic soda production are sold to end markets not related to the pulp and paper industry.

In August 2007, ERCO announced the conversion of its Port Edwards, Wisconsin potassium/chloralkali facility from a mercury-based process to membrane technology at a cost of approximately US$95 million and with a projected completion date in the second half of 2009. This project will allow ERCO to further enhance its diversification strategy and will improve the facility's capacity and process efficiency. The project is expected to reduce plant costs by approximately 25% and increase facility capacity by an additional 30% generating a forecast after-tax rate of return over 15%. This plant was anticipated to be closed within 4-6 years before the Fund made the decision to convert the facility.

Based on the current inventory of efficiency improvement and growth projects, the stability of the sodium chlorate market, and a proactive hedging program, we expect ERCO's operating distributable cash flow net of maintenance capital expenditures to be $75-$80 million for 2008, increasing in 2009 to $78-$83 million.

Our Businesses:
CONSTRUCTION PRODUCTS DISTRIBUTION

$512.3MM Total revenues

$129.8MM Total gross profit

$34.6MM Distributable cash flow

2007 RESULTS

WINROC contributed operating distributable cash flow of $34.6 million in 2007, matching the record distributable cash flow in 2006 despite a significant downturn in United States residential housing demand. Total revenue and total gross profit were $512.3 million and $129.8 million, respectively, a decrease of 1% and 2%, respectively, from the prior year.

Strong Western Canada residential and commercial sales demand continued to primarily offset weakness in United States residential markets and some softness in Ontario markets. Winroc's geographical diversification provides stability of sales volumes as different geographical regions should experience changes in end-use demand at different rates. Winroc's end-use market split is approximately 50% residential new construction and renovation and 50% commercial.

While Winroc is a distribution business, providing premium service is the key to its continued success. It is a productivity partner for its installing contractor customers utilizing a stock and scatter delivery model. Winroc estimates its gypsum board market position at an average market share between 10%-20% in Canada and 8%-10% in the four states of Utah, Nevada, Arizona and Minnesota. These significant market positions are important both to suppliers and customers during changes in the economic cycle. Winroc continues to focus on improving its core operating areas including: service, contractor and supplier relationships, margin and operating expense, and working capital management.


Operating Distributable Cash Flow
(millions of dollars)
60
50
40
30
20
10
0
35
35
32-37
32-37

Winroc continues to invest in the business expanding its master lease program by adding 19 new trucks in 2007 with an additional 35 trucks expected to be brought into service in 2008. The reduction in maintenance capital and lower repair costs are expected to offset the increase in lease costs while lowering the average age of the fleet. For 2007, Winroc entered into an equivalent dollar value of $3.6 million worth of leases, replacing previously owned trucks.

The fragmented nature of the specialty building distribution industry continues to provide attractive consolidation opportunities. Winroc has identified a number of acquisition and expansion opportunities which are expected to add value over the long term. In 2007, Winroc added two new greenfield locations and completed two regional acquisitions, increasing its branch network to 42 locations.

For 2008, we expect continued weakness in the new home construction market in the United States to be offset by strength in the Western Canada residential and commercial markets. We are estimating operating distributable cash flow after maintenance capital expenditures in the range of $32-$37 million for both 2008 and 2009, with some improvement in the new home construction segment in 2009.

Our Businesses:
FIXED-PRICE ENERGY SERVICES


$320.4MM
Total revenues
$30.1MM
Total gross profit
81.3¢/GJ
Gross profit margin
$12.1MM
Distributable cash flow
2007

SUPERIOR ENERGY MANAGEMENT contributed $12.1 million of operating distributable cash flow in 2007, representing an increase of 17% over the prior year. These results reflect SEM's successful strategy of increased focus on lower volume, higher margin residential customers. The improvement in margins contributed to a total gross profit of $30.1 million or 81.3 cents per gigajoule.

During 2007, SEM made substantial progress in expanding the infrastructure to support its growth plans beyond the Ontario residential market and the Ontario and Quebec commercial natural gas markets. SEM expanded into the newly deregulated natural gas market in British Columbia on May 1, 2007 resulting in the addition of 13,100 customers with the natural gas flow commencing November 1, 2007. On January 7, 2008, SEM announced it had entered into a long-term fixed-price natural gas agreement with Constellation Energy Commodities Group, Inc. This partnership provides SEM with stability of supply and increased financial capacity to achieve its long-term growth objectives.

In addition, SEM entered the high-growth fixed-price retail electricity market by establishing a long-term electricity supply agreement with Bruce Power LP, one of Ontario's largest independent electricity generators. SEM is marketing fixed-price electricity contracts to residential and commercial customers in Ontario, which will result in the electricity flow in 2008. This market has approximately four million customers and a low penetration rate relative to the mature Ontario natural gas market and thereby represents a significant growth opportunity for SEM.

SEM invested $10.9 million in customer costs, exiting 2007 with 94,400 residential and 6,400 commercial natural gas customers and 1,630 electricity customers. SEM incurred $1.5 million in growth capital expenditures related to its entrance into the fixed-price electricity market in Ontario during 2007.

Based on the growth profile in its existing business, SEM is expected to generate operating distributable cash flow for 2008 of $15-$18 million, increasing in 2009 to $18-$23 million. SEM continues to assess the potential of entering certain United States markets in the future to further enhance its growth platform.


Operating Distributable Cash Flow
(millions of dollars)
30
25
20
15
10
5
0
10
12
12-15
18-23
06A
07A
08P
09P
A actual
P projected
estimated range

Board of Directors



Grant D. Billing
Chairman and CEO of Superior Plus since July 2006, Executive Chairman since 1998 and Director since 1994. Director of Provident Energy Ltd. (Provident), and BreitBurn Energy Partners L.P. (BreitBurn). Previously, President and CEO of Norcen Energy Resources Limited.



Peter A.W. Green
Lead Director since 2003, Director since 2006 and Chairman and Trustee of the Fund from 1996 to 2003. Chairman of Frog Hollow Group Inc. and Patheon Inc. Member of Audit Committee. Chair of Governance and Nominating Committee.



Catherine (Kay) M. Best
Director since July 1, 2003. Executive Vice President, Risk Management and Chief Financial Officer of the Calgary Health Region. Director of Canadian Natural Resources Limited and Enbridge Income Fund. Member of the Audit Committee.



James S.A. MacDonald
Director since 2000, Director of ICG Propane Inc. from 1998 to 2000 and Director in 1998. Chairman and Managing Partner, Enterprise Capital Management Inc. and Director of Manitoba Telecom Inc. and MDS Inc. Member of Compensation Committee.



Robert J. Engbloom, Q.C.
Director since 1996. Partner of Macleod Dixon LLP. Member of Governance and Nominating Committee.



Walentin (Val) Mirosh
Director since March 6, 2007. Vice President of NOVA Chemicals and President of NOVA Chemicals Olefins and Feedstock. Also current Director of the Energy Council of Canada, and Co-Chairman of the Advisory Council to the Faculty of Social Sciences, University of Calgary. Member of Compensation Committee.



Randall J. Findlay
Director since March 6, 2007. Corporate Director of Provident, BreitBurn, Canadian Helicopters Income Fund and Pembina Pipeline Corporation. Formerly President of Provident. Senior Vice President of TransCanada Pipelines Ltd., and President of TransCanada Midstream. Member of Governance and Nominating Committee.



David P. Smith
Director since 1998. Managing Partner, Enterprise Capital Management Inc. and Director of Jannock Properties Limited and Creststreet Kettles Hill Windpower General Partner Limited. Chair of Audit Committee.



Norman R. Gish
Director since 2003, Trustee of the Fund from 2000 to 2003 and Chairman of ICG Propane Inc. from 1998 to 2000. Director of Provident, and Chairman and Director of Railpower Technologies Corp. Previously Chairman, President and CEO of Alliance Pipeline Ltd. Chair of Compensation Committee.



Peter Valentine
Director since 2004, Corporate Director and Consultant. Former senior advisor to the CEO of the Calgary Health Region and past senior advisor to the Dean of Medicine, University of Calgary. Auditor General of Alberta from 1995 to 2002. Also current Director of Fording Canadian Coal Trust, Livingstone International Income Fund and ResMor Trust Company. Member of Audit Committee.

Corporate Governance

SUPERIOR PLUS ADMINISTRATION INC. is the administrator of the Fund and its Board is responsible for overseeing the Fund's investments and reporting to Unitholders. Superior Plus Inc., as general partner of Superior Plus LP is governed by a Board that is responsible for overseeing the management and operations of the business of the partnership. Unitholders are entitled to elect the directors of both boards at each annual meeting of the Fund.

Both Boards have the same directors. Each director has extensive business and board experience, high standards of ethics and strong visions dedicated to guiding the strategic direction of your investment. Of the ten members, nine are independent, with Grant Billing, Chairman and Chief Executive Officer, being the sole management director. Since 2003, Peter Green has served as lead director to strengthen the independence of the Boards from management.

Following a thorough review of the makeup of the Boards over the past year, three new directors were added to the Boards bringing with them valuable skill sets and expertise relating to the Fund's business sectors. Both Randall (Randy) Findlay and Walentin (Val) Mirosh have extensive experience in energy, midstream and international business. Catherine (Kay) Best has extensive experience in the areas of risk management, finance and strategic business development.

In keeping with Superior's ongoing commitment to high standards of corporate governance, the Fund's advisory committees completed their first full year of contribution to the businesses. The focus on operational performance helps provide stability of cash flow and distributions and long-term value growth. These disciplines are reinforced throughout the businesses and underpinned by Superior's performance-oriented culture, dedicated to economic, environmental and social responsibility.

The Boards' fundamental objectives are to enhance the Fund's investments and ensure that the Fund and Superior Plus meet their obligations and operate the underlying businesses in a responsible, reliable and safe manner. During 2007, the Board conducted a two-day strategy session which includes a detailed analysis of the five-year business plans for each of the Fund's businesses. The Boards work with management to identify business risks and to oversee the appropriate strategies to maximize unitholder value.

In addition, the Boards review the organization's policies and procedures on an annual basis, including the Code of Business Conduct and Ethics, the Communication and Disclosure, Insider Trading and Whistleblower policies, which are all designed to promote honesty and integrity throughout Superior Plus and its businesses.

To assist the Boards with their fiduciary responsibilities, the Board of the administrator is supported by an Audit Committee and by a Governance and Nominating Committee. The Board of the general partner is supported by a Compensation Committee. Only independent directors serve on Board committees. As Superior Plus moves forward, the Boards of Superior Plus continue to be committed to high standards in corporate governance and corporate conduct.

A detailed overview of the Fund's corporate governance practices, including compliance with corporate governance guidelines is contained in the Fund's 2008 Information Circular. The Board and committee mandates, position descriptions, as well as the policies and procedures are posted on the Fund's website at www.superiorplus.com.

Management's Discussion and Analysis

The following discussion is a review of the financial performance and position of the Superior Plus Income Fund (the Fund) for the years ended December 31, 2007 and 2006. The information in this Management's Discussion and Analysis is current to March 10, 2008. The discussion should be read in conjunction with the Fund's audited Consolidated Financial Statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise noted.

Organization and Structure

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP (Superior), a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from the allocation of Superior's income to the Fund by means of partnership allocations. Superior has four operating businesses: a propane distribution and related services business operating under the trade name Superior Propane; a specialty chemicals business operating under the trade name ERCO Worldwide; a construction products distribution business operating under the trade name Winroc; and a fixed-price energy services business operating under the trade name Superior Energy Management or SEM.

Summary Financial Results

DISTRIBUTABLE CASH FLOW [1] (millions of dollars except per unit amounts)	2007	2006
Cash flows from operating activities of continuing operations	134.3	151.7
Less: Total capital expenditures	(27.0)	(72.3)
Standardized distributable cash flow [2]	107.3	79.4
Add: Growth capital expenditures	8.8	53.0
Proceeds on disposal of capital items	4.8	5.5
Natural gas customer acquisition costs capitalized	10.9	8.4
Acquisitions	4.3	–
Management internalization costs	0.5	1.3
Strategic plan costs	5.7	19.7
Distributable cash flow from discontinued operations [3]	–	38.9
Less: Increase (decrease) in non-cash working capital	34.7	(22.6)
Amortization of natural gas customer acquisition costs	(6.6)	(3.2)
Distributable cash flow	170.4	180.4
Distributable cash flow	170.4	180.4
Distributable cash flow reinvested [6]	(35.5)	(24.7)
Distributed cash flow	134.9	155.7
Distributable cash flow per trust unit, basic [4] and diluted [5]	$1.97	$2.11
Distribution payout ratio [6]	79%	86%

(1) See the Consolidated Financial Statements for cash flows from operating activities of continuing operations, capital expenditures (maintenance, growth and acquisitions), natural gas customer acquisition costs, management internalization costs, and changes in non-cash working capital.

(2) Standardized distributable cash flow is a measure defined by the Canadian Institute of Chartered Accountants (CICA). See Non-GAAP Financial Measures.

(3) See Discontinued Operation – JW Aluminum.

(4) The weighted average number of trust units outstanding for the year ended December 31, 2007 was 86.5 million (2006 – 85.5 million).

(5) For the year ended December 31, 2007 and December 31, 2006 there were no dilutive instruments.

(6) See "Distributions Paid to Unitholders".

Management's Discussion and Analysis

Distributable cash flow for the year ended December 31, 2007 was $170.4 million, a decrease of $10.0 million or 6% from the prior year, as improved operating cash flow at Superior Propane, ERCO and SEM, and lower interest costs were fully offset by the absence of JW Aluminum as a result of its sale on December 7, 2006. Distributable cash flow per trust unit was $1.97 per trust unit, compared to $2.11 per trust unit in the prior year due to a 6% decrease in the distributable cash flow and a 1% increase in the weighed average number of trust units outstanding.

As outlined in the following chart, the Fund is well diversified with Superior Propane, ERCO Worldwide, Winroc and SEM contributing 44%, 35%, 15% and 6% of operating distributable cash flow in 2007, respectively.

Operating Distributable Cash Flow *($ millions)*


■ Superior Propane
ERCO Worldwide
Winroc
□ JW Aluminum(1)
■ Superior Energy Management
300
250
200
150
100
50
0
$190.6
4.5
77.4
108.7
$219.4
7.7
14.4
91.3
106.0
$231.4
5.3
8.6
30.2
93.1
94.2
$250.1
10.3
38.9
34.6
75.7
90.6
$225.6
12.1
34.6
79.3
99.6
03
04
05
06
07

(1) JW Aluminum was sold on December 7, 2006. See Note 3 to the Consolidated Financial Statements.

The Fund had net earnings of $119.8 million for 2007, compared to a net loss of $80.8 million for 2006. The change in net earnings for 2007 from a net loss in 2006 is due principally to non-cash impairment charges of $170.8 million (net of tax) recorded in the prior year related to the write-down of ERCO Worldwide's Bruderheim, Alberta and Valdosta, Georgia sodium chlorate facilities and ERCO Worldwide's goodwill. (See Note 5 to the Consolidated Financial Statements). Additionally, Superior recorded a $56.3 million impairment on the carrying value of JWA during 2006 (see Note 3 to the Consolidated Financial Statements). Consolidated revenues of $2,355.4 million in 2007 were $91.1 million higher than in the prior year due principally to higher revenues at Superior Propane as a result of higher sales volumes and selling prices. Gross profits of $661.8 million were $30.9 million higher than the prior year, reflecting improved operating results at Superior Propane and ERCO Worldwide. Operating expenses of $439.7 million in 2007 were $15.8 million higher than in the prior year and were the result of higher sales activity at Superior Propane and Superior Energy Management. Amortization was lower than in the prior year due to reduced amortization at ERCO, as a result of asset impairments recorded in the prior year. Total interest expense of $44.7 million was $18.6 million lower than the prior year due principally to lower average debt levels as a result of the sale of JW Aluminum on December 7, 2006 for net proceeds of $356.1 million. Future income taxes were impacted in 2006 due to the recognition of the asset impairments that were noted above (see Note 13 to the Consolidated Financial Statements). The change in net earnings from discontinued operations is due to the sale of JW Aluminum on December 7, 2006. Additionally, net earnings for 2007 were affected for the same reasons as distributable cash flow.

A more detailed discussion and analysis of the annual financial and operating results of Superior's businesses is provided on the following pages.

SUPERIOR PROPANE

Superior Propane generated operating distributable cash flow of $99.6 million for 2007. Compared to 2006, Superior Propane's operating distributable cash flow increased by $9.0 million or 10% due to improved gross profit in all segments, offset in part, by higher operating costs.

Condensed operating results for 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results and page 72 for selected historical information for the last five years.

	2007		2006	
(millions of dollars except per litre amounts)		¢/litre		¢/litre
Revenue [1]	1,075.7	75.3	985.4	71.1
Cost of sales	(781.5)	(54.7)	(712.5)	(51.4)
Gross profit	294.2	20.6	272.9	19.7
Less: Cash operating, administration and tax costs	(194.8)	(13.6)	(182.6)	(13.2)
Cash generated from operations before changes in net working capital	99.4	7.0	90.3	6.5
Maintenance capital proceeds (expenditures), net	0.2	–	0.3	–
Operating distributable cash flow	99.6	7.0	90.6	6.5
Propane retail volumes sold (millions of litres)	1,429		1,386	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 12 and 20 to the Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in revenue for the year ended December 31, 2007 is $1.2 million in realized foreign currency forward contract gains.

Revenues were $1,075.7 million in 2007, an increase of $90.3 million from revenues of $985.4 million in 2006. The increase in revenues is principally due to higher propane sales volumes in conjunction with higher retail propane prices. Total gross profit for 2007 was $294.2 million, an increase of $21.3 million over the prior year. Total gross profit per litre for 2007 was 20.6 cents/litre, an increase of 0.9 cents/litre or 5% from the prior year, due to Superior Propane's ongoing efforts to increase total gross profit per litre by unbundling the price of propane and the price of value-added services to its customers. Traditionally, Superior Propane had included a portion of its service offerings in the base price of its retail propane. As the price of propane and other services is unbundled, Superior Propane will continue to benefit from the focus on its service business, ensuring that value-added services are separately billed.

Gross Profit by Segment (millions of dollars)	2007	2006
Retail propane and delivery	246.1	239.0
Other services	24.7	20.8
Wholesale and related	23.4	13.1
Total gross profit	294.2	272.9

Retail propane and delivery gross profits for 2007 were $246.1 million, an increase of $7.1 million or 3% from 2006 due principally to an increase in sales volume of 43 million litres or 3% from 2007. Residential and commercial sales volumes in 2007 increased by 27 million litres or 6% from the prior year due principally to colder weather in most of Canada in 2007 compared to the record warm weather experienced across most of Canada in the first quarter of 2006, which negatively impacted prior year volumes. Average temperatures across Canada in 2007 were 7% colder than in 2006 and 2% colder than the five-year average. Residential and commercial sales volumes also benefited from improved customer growth and retention due to customer service initiatives implemented throughout 2006 and 2007. Industrial sales volumes in 2007 increased by 30 million litres or 4% as heating-related volumes were positively impacted by the colder weather and continued strong demand from oilfield activities. Agricultural volumes were consistent with the prior year due to comparable crop drying conditions. Auto propane sales volumes declined by 17 million litres or 11% due to the continued structural decline in this end-use market.

Superior Propane continues to actively manage sales margins, resulting in average retail propane and delivery sales margins of 17.2 cents per litre in 2007, which was consistent with sales margins of 17.2 cents per litre in 2006, despite volatile and high wholesale propane costs experienced throughout 2007. As shown in the following chart, wholesale propane costs were driven up by record or near record high crude oil prices. Approximately 50% of Superior Propane's sales volumes are due to heating-related applications and 50% are related to economic activity levels.

Relative Change in WTI Crude Oil and Natural Gas Prices vs. Sarnia Propane Price


Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas
200
150
100
50
(Relative change)
JAN 06 FEB 06 MAR 06 APR 06 MAY 06 JUN 06 JUL 06 AUG 06 SEP 06 OCT 06 NOV 06 DEC 06 JAN 07 FEB 07 MAR 07 APR 07 MAY 07 JUN 07 JUL 07 AUG 07 SEP 07 OCT 07 NOV 07 DEC 07

Other services' gross profit reached $24.7 million in 2007, an increase of $3.9 million or 19% from the prior year. The increase in other services' gross profit is due to improved service and equipment rental gross profits, the result of Superior Propane's continued focus on providing and billing for value-added services. Wholesale and related gross profits were $23.4 million in 2007, an increase of $10.3 million or 79% from the prior year due to Superior Propane's fixed-price propane sales program returning to normal profitability in 2007. The 2005/2006 fixed-price heating season program was negatively impacted by the 2005 Gulf Coast hurricanes which dramatically increased hedging costs of this program. Gross profits from Superior Propane's wholesale trading business were consistent with the prior year.

Superior Propane continues to benefit from its leading market share and considerable operational and customer diversification. Superior Propane's operations are well distributed across its 45 market operations, with the largest five markets representing approximately 22% of cash generated from operations. Superior Propane's customer base is well diversified geographically and across end-use applications as illustrated in the following table. Its largest customer contributed approximately 3% of gross profits in 2007.

Superior Propane Annual Sales Volumes

Volumes by End-Use Application [1]	2007	2006	Volumes by Region [1] [2]	2007	2006
Residential	**171**	163	Western Canada	**768**	747
Commercial	**315**	296	Eastern Canada	**556**	542
Agricultural	**92**	89	Atlantic Canada	**105**	97
Industrial	**716**	686			
Automotive	**135**	152			
	1,429	1,386		**1,429**	1,386

[1] Volume: Volume of retail propane sold (millions of litres).

[2] Regions: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec.

Cash operating, administration and tax costs were $194.8 million in 2007, an increase of $12.2 million or 7% from 2006. The increase in expenses was principally due to higher wages and benefits, higher truck leasing costs and higher fuel and operating costs. Cost increases were due in part to inflationary pressures, higher sales volumes and the ongoing investment in the service business. Operating costs were also impacted by Superior Propane reorganizing its administrative and marketing centers from a centralized model to a regional model, to assist in Superior Propane's ongoing customer service improvement initiatives. Cash operating costs were 13.6 cents per litre, an increase of 0.4 cents per litre or 3% over 2006 as the increase in costs noted above more than offset the increase in sales volumes.

Capital Expenditure Summary

(millions of dollars)	2007	2006
Maintenance capital expenditures	**4.1**	5.2
Maintenance capital proceeds	**(4.3)**	(5.5)
Other capital expenditures – growth	**0.4**	–
Acquisitions	**–**	–
Other capital [1]	**20.0**	5.1

[1] Other capital, as it relates to Superior Propane, reflects the total dollar value of capital items that have been acquired through operating leases. See discussion below.

Net maintenance capital expenditures resulted in proceeds of $0.2 million in 2007 compared to proceeds of $0.3 million in 2006. Gross maintenance capital expenditures were $4.1 million in 2007 compared to $5.2 million in 2006, and were directed principally towards infrastructure associated with Superior Propane's customer service initiatives. Maintenance capital associated with fleet renewal was lower in 2007 than in 2006 due to the implementation of a master leasing agreement. Proceeds on disposals were $4.3 million in 2007 (2006 – $5.5 million) and consisted of the sale of excess land and surplus fleet, tanks and cylinders. Growth capital expenditures were $0.4 million in 2007 and consisted of a small acquisition. There were no growth capital expenditures in 2006.

Superior Propane had been leasing a portion of its service trucks, crane trucks and tandem tractors for several years, and during 2007 expanded and streamlined its leasing programs with a master lease and other lease arrangements at competitive rates. Superior has expanded the program to include bulk trucks to accelerate the fleet renewal for 2007 and 2008, resulting in 134 new bulk and service trucks being brought into service during 2007, and 113 trucks anticipated to be brought into service during 2008. Increasing lease costs are anticipated to be offset over time by lower operating costs resulting from lower repair and maintenance costs and lower maintenance capital expenditures. Additional benefits are also expected in the form of improved fleet reliability, improved productivity, safety and corporate image. The program is designed to better align the cost structure with Superior Propane's ongoing operations and result in customer service improvements. The dollar value equivalent of trucks entered into service during 2007 by means of operating lease was $20.0 million, (2006 – $5.1 million) and is denoted as other capital in the capital expenditure summary table.

Outlook

Superior Propane expects operating distributable cash flow for 2008 to be between $100 million and $105 million, increasing in 2009 to between $105 million and $110 million. Superior Propane's significant assumptions underlying its outlook are:

- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five year average;
- Superior Propane expects that wholesale propane prices will not significantly impact demand for propane and related propane services;
- Total gross profit for Superior Propane is projected to increase due to the ongoing implementation of customer service programs and an increase in propane volumes; and
- Market opportunities for Superior Propane's wholesale trading division are expected to be consistent with prior years.

In addition to Superior Propane's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of Superior Propane's operations and its significant business risks.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $79.3 million for 2007, an increase of $3.6 million or 5% from $75.7 million generated in 2006. The increase in operating distributable cash flow is principally due to improved sodium chlorate operating cash flow, the result of strong sodium chlorate sales volumes and pricing, offset in part by the appreciation of the Canadian dollar on US dollar denominated sales.

Condensed operating results for 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results and page 72 for selected historical information for the last five years.

	2007		2006	
(millions of dollars except per metric tonne (MT) amounts)		$/MT		$/MT
Revenue				
Chemicals (1)	**430.3**	**560**	408.6	540
Technology	**30.3**	**40**	28.6	38
Cost of sales				
Chemicals (1)	**(231.9)**	**(301)**	(214.9)	(284)
Technology	**(21.0)**	**(27)**	(18.2)	(24)
Gross profit	**207.7**	**272**	204.1	270
Less: cash operating, administration and tax costs	**(119.7)**	**(156)**	(120.9)	(160)
Cash generated from operations before changes in net working capital	**88.0**	**116**	83.2	110
Maintenance capital expenditures, net	**(8.7)**	**(11)**	(7.5)	(10)
Operating distributable cash flow	**79.3**	**105**	75.7	100
Chemical volumes sold (thousands of MT)	**768**		756	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 12 and 20 to the Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in gross profit for the year ended December 31, 2007 is $13.6 million in realized foreign currency forward contract gains and included in chemical cost of sales for the year ended December 31, 2007 is $7.6 million in realized fixed-price electricity gains.

Management's Discussion and Analysis

Chemical and technology revenues were $460.6 million in 2007, $23.4 million or 5% higher than in the prior year due to higher chemical sales volumes and pricing. Gross profit of $207.7 million in 2007, increased by $3.6 million or 2% over 2006 due to higher chemical gross profits, offset by lower technology gross profits.

Chemical gross profits increased by $4.7 million or 2% due to an increase in sodium chlorate and chloralkali/potassium gross profits. Sodium chlorate gross profit increased by $2.9 million or 2% due to a 20,000-tonne (4%) increase in the sales volume for sodium chlorate, the result of a full year's impact of ERCO's 55,000-tonne Chilean facility, offset in part, by reduced North American volumes as a result of the closure of ERCO's Bruderheim, Alberta facility in November 2006. Average selling prices for sodium chlorate were 1% higher than in the prior year, as product price increases and the impact of foreign currency hedging gains, more than offset the 18% year-over-year appreciation of the Canadian dollar against the US dollar. ERCO realized $13.7 million in hedging gains in 2007 as a result of its foreign currency hedging program. See "Financial Instruments – Risk Management" for a discussion of hedge positions. Operating costs for sodium chlorate were 4% lower than in the prior year due principally to the impact of the appreciation of the Canadian dollar on US denominated expenses. Electrical costs, which represent approximately 70% to 85% of the variable costs of the production of sodium chlorate, were 3% higher than in the prior year due principally to higher electrical costs at ERCO's Valdosta, Georgia facility as a result of the renewal of ERCO's power supply agreement at a higher effective electrical rate. Chloralkali/potassium gross profits increased by $1.8 million or 3%, as a 6% increase in the average aggregate selling price, more than offset the 8,000-tonne or 3% decrease in sales volumes. Sales volumes decreased as a result of ERCO not renewing several low-margin contracts in 2007. Technology gross profits of $9.3 million (including $1.0 million in hedging gains) were $1.1 million lower than the prior year due to reduced project activity.

Total chemical sales volumes were 768,000 tonnes in 2007, an increase of 12,000 tonnes or 2% over the prior year, as the increase in sodium chlorate sales volumes more than offset the decrease in chloralkali/potassium sales volumes. Average chemical revenue per MT was $560, compared to $540 per MT in 2006, an increase of 3% reflecting improved overall pricing on sodium chlorate and chloralkali/potassium, that more than offset the impact of the appreciation of the Canadian dollar on US-denominated sales. Sodium chlorate and chloralkali/potassium production capacity utilization averaged 99% (2006 – 89%) and 97% (2006 – 92%), respectively.

Cash operating, administration and tax costs were $119.7 million in 2007, a decrease of $1.2 million or 1% from the prior year. Operating expenses benefited from the impact of the appreciation of the Canadian dollar on US-denominated expenses and the closure of ERCO's Bruderheim facility in 2006, offset by a full year's costs associated with the sodium chlorate facility in Chile and losses on US-denominated working capital due to the appreciation of the Canadian dollar.

Chloralkali/potassium sales in 2007 contributed 28% of operating cash flow from chemical operations before maintenance capital expenditures, a decrease of 2% from the 30% contribution in 2006. Sodium chlorate sales in 2007 represented 72% of ERCO's operating cash flow from chemical operations before maintenance capital expenditures, an increase of 2% from the 70% contribution in 2007. Sodium chlorate is principally sold to bleached pulp manufacturers, as it is a required input to generate chlorine dioxide, which is in turn used to bleach pulp. Sodium chlorate represents approximately 5% of the variable cost to manufacture bleached pulp. As a result, sodium chlorate sales volumes and prices tend to be stable over time despite the volatility of bleached pulp prices (see the chart on the following page). ERCO Worldwide's top 10 customers comprised approximately 41% of its revenues in 2007, with its largest customer representing 6% of its revenues.

Management's Discussion and Analysis

Pulp Prices Compared to Sodium Chlorate Prices and Sales Volumes


Sodium Chlorate
(Source Market Wire)
NBSK
(Source Paper Loop)
Sodium Chlorate Sales Volumes
(ERCO Worldwide)
(US$/tonne)
(000s Metric Tonnes)
950
850
750
650
550
450
350
250
2000
2001
2002
2003
2004
2005
2006
2007

Capital Expenditure Summary

(millions of dollars)	**2007**	2006
Maintenance capital expenditures	**8.7**	7.5
Other capital expenditures – growth	**6.0**	51.4
Acquisitions	**–**	–
Other capital	**–**	–

ERCO's maintenance capital expenditures were $8.7 million in 2007, $1.2 million higher than the prior year. The increase in maintenance capital costs for 2007 is due to the number and timing of projects in 2007 and a full year of operations at the Chilean facility.

Growth capital expenditures were $6.0 million in 2007, with $1.8 million of expenditures related to the ongoing electrical cell replacement program, which provides the benefit of reducing overall electrical consumption. ERCO continues to evaluate the merits of converting additional electrical cells. Additionally, ERCO spent $2.8 million on various other plant efficiency projects and $1.4 million (USD and CDN) related to its Port Edwards, Wisconsin chloralkali facility. Growth capital expenditures of $51.4 million in 2006 were principally directed towards the completion of ERCO's Chilean sodium chlorate facility.

During 2007, ERCO determined that it would convert its Port Edwards, Wisconsin chloralkali facility from mercury-based technology to membrane technology. The project is intended to maintain the facility's ability to produce both sodium and potassium products, provides increased production capacity of approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $95 million and is expected to be completed during the second half of 2009.

During 2007, ERCO completed the closure and decommissioning of its Bruderheim, Alberta sodium chlorate facility, incurring $4.9 million in costs during the year (2006 – $4.1 million). See the discussion on strategic plan costs in the "Corporate" section for additional details.

Management's Discussion and Analysis

Outlook

ERCO Worldwide expects operating distributable cash flow for 2008 to be between $75 million and $80 million, increasing in 2009 to between $78 million and $83 million. ERCO Worldwide's significant assumptions underlying its outlook are:

- Current supply and demand fundamentals for sodium chlorate and potassium/chloralkali products will remain stable, resulting in no significant changes to total chemical sales prices and sales volumes;
- ERCO's average plant utilization is expected to be greater than 90%;
- The foreign currency exchange rate between the Canadian and US dollar is expected to be par on all unhedged foreign currency transactions; and
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury-based technology to membrane technology for US $95 million is expected to be completed on-budget in the second half of 2009.

In addition to ERCO Worldwide's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of ERCO Worldwide's operations and its significant business risks.

WINROC

Winroc generated operating distributable cash flow of $34.6 million in 2007, consistent with the $34.6 million generated in 2006. Operating distributable cash flow was impacted by reduced sales and gross profits and higher operating and administrative expenses, offset by reduced maintenance capital expenditures.

Condensed operating results for 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results and page 72 for selected historical information for the last five years.

	Years Ended December 31	
(millions of dollars)	**2007**	2006
Distribution and direct sales revenue	**512.3**	518.7
Distribution and direct sales cost of sales	**(382.5)**	(386.5)
Distribution and direct sales gross profit	**129.8**	132.2
Less: Cash operating, administration and tax costs	**(94.6)**	(91.0)
Cash generated from operations before changes in net working capital	**35.2**	41.2
Maintenance capital expenditures	**(0.6)**	(6.6)
Operating distributable cash flow	**34.6**	34.6

Distribution and direct sales revenues of $512.3 million were $6.4 million or 1% lower than in the prior year, due principally to a 10% reduction in drywall sales volumes from the prior year, as drywall sales volumes are an indicator of overall sales volumes. The impact of a decrease in sales volumes was partially offset by an increase in overall average selling prices.

Distribution and direct sales gross profit was $129.8 million in 2007, a decrease of $2.4 million or 2% from 2006, due principally to the reduction in volumes, as noted above. Gross profits were higher than in the prior year in Western Canada but were lower than in the prior year in the United States and Ontario, with the variances due principally to changes in sales volumes in these regions. The reduction in sales volumes was due to reduced demand in the United States and Ontario outpacing the increase in demand in Western Canada. Sales volumes continued to be affected by new housing starts, as reduced new home demand in the United States and Ontario and strong new home demand in Western Canada had a direct impact on overall sales volumes. Non-residential sales volumes, which comprise approximately 50% of sales volumes, were consistent with the prior year in Ontario and the United States and were higher than in the prior year in Western Canada.

Management's Discussion and Analysis

Cash operating, administration and tax costs were $94.6 million for 2007, an increase of $3.6 million or 4% over 2006 due principally to higher volumes in Western Canada, offset in part by reduced volumes in the United States and Ontario. Additionally, operating expenses were impacted by increased occupancy costs due to additional operating branches, general inflationary pressures and the implementation of a comprehensive operating lease program in 2007, which resulted in higher operating expenses and lower maintenance capital.

Capital Expenditure Summary

(millions of dollars)	2007	2006
Maintenance capital expenditures	**0.6**	6.6
Other capital expenditures – growth	**0.9**	1.6
Acquisitions	**4.3**	-
Other capital [1]	**3.6**	-

[1] Other capital reflects the total dollar value of capital items that have been acquired through operating leases. See discussion below.

Maintenance capital expenditures were $0.6 million for 2007 and consisted of expenditures of $1.1 million and proceeds on disposals of $0.5 million. Net maintenance capital expenditures were $6.0 million lower than 2006, due principally to the implementation of a master leasing agreement. Superior Propane and Winroc have entered into master lease arrangements for the ongoing requirements of their delivery fleet, resulting in 19 new Winroc trucks being brought into service during 2007, with a further 35 trucks anticipated to be brought into service during 2008. The dollar value equivalent of trucks brought into service during 2007 by means of operating lease was $3.6 million (2006 – $nil) and is denoted as other capital in the capital expenditure summary table above.

Winroc's growth capital expenditures and acquisitions totaled $5.2 million in 2007. Growth capital was $0.9 million and consisted of a payment made pursuant to the Leon's acquisition agreement (original acquisition made in 2005). Acquisitions totaled $4.3 million and consisted of the purchase of two gypsum supply dealers. For 2006 growth capital expenditures were $1.6 million and consisted of the purchase of a small gypsum supply dealer and a payment pursuant to the Leon's acquisition agreement.

Winroc enjoys considerable geographical and customer diversification, servicing over 8,000 customers across 42 distribution branches. (See "Distribution Revenues by Region" pie chart, below.) Winroc's 10 largest customers represent approximately 11% of its annual distribution sales. Winroc enjoys a strong position in the distribution markets where it operates, supported by its complete walls and ceilings product line and procurement capabilities. (See "Distribution Revenues by Product" pie chart, below.)

Distribution Revenues by Region – 2007



23%
30%
19%
28%
US
Prairies
BC
Ontario

Distribution Revenues by Product – 2007



6%
5%
19%
46%
13%
11%
Drywall & Components
Ceilings
Steel Framing
Insulation
Stucco & Plaster
Tools, Fasteners & Misc.

Management's Discussion and Analysis

Sales to commercial builders and contractors are comprised of Winroc's full product line whereas sales to residential builders and contractors are principally comprised of drywall and components, insulation and plaster products. Demand for walls and ceiling construction products is influenced by overall economic conditions with approximately 50% of sales from servicing residential new construction and remodelling activity and 50% of sales from servicing commercial new construction and remodelling activity. Overall demand has grown steadily over time as new commercial construction demand trends have historically lagged new residential construction, while remodelling expenditures have increased steadily. (See "US and Canadian End-Use Construction Demand Profile" charts below.)

Market Overview USA End-Use Construction Segments


US Non-Residential Construction Footage Put In Place
US Residential Additions and Alterations
US Housing Starts
225
200
175
150
125
100
75
50
(percent change)
1984 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 2007

CDN End-Use Construction Segments


CDN Non-Residential Construction Footage Put In Place
CDN Housing Starts
200
175
150
125
100
75
50
(percent change)
1984 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 2007

Outlook

Winroc expects operating distributable cash flow for 2008 and 2009 to be between $32 million and $37 million. Winroc's significant assumptions underlying its outlook are:

- The current economic conditions in Canada and the United States are expected to prevail in 2008 with a slight improvement in 2009; and
- Gross profit is expected to be stable as strong demand in Western Canada for residential and commercial sales volumes continues to offset weakness in Ontario and United States residential sales volumes.

In addition to Winroc's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of Winroc's operations and its significant business risks.

Superior Energy Management (SEM)

SEM generated operating distributable cash flow of $12.1 million in 2007, an increase of $1.8 million or 17% from $10.3 million in 2006, due principally to improved margins.

Condensed operating results for 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results and page 73 for selected historical information for the last five years.

	2007		2006	
(millions of dollars except per gigajoule (GJ) amounts)		¢/GJ		¢/GJ
Revenue	**320.4**	**865.9**	325.6	814.0
Cost of sales (1)	**(290.3)**	**(784.6)**	(303.9)	(759.7)
Gross profit	**30.1**	**81.3**	21.7	54.3
Less: Operating, administration and selling costs	**(18.0)**	**(48.6)**	(11.4)	(28.5)
Operating distributable cash flow	**12.1**	**32.7**	10.3	25.8
Natural gas sold (millions of GJs)	**37**		40	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 12 and 20 to the Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in cost of sales for the year ended December 31, 2007 is $19.3 million in realized foreign currency forward contract losses and $14.9 million of natural gas commodity realized fixed-price losses.

SEM provides fixed-price, term natural gas sales to residential customers in Ontario and British Columbia (effective May 1, 2007), and to commercial and light industrial consumers in Ontario and Quebec. Additionally, on August 1, 2007, SEM began marketing fixed-price electricity sales contracts to residential and commercial customers in Ontario, which will benefit SEM in 2008 when material amounts of electricity begin to flow to customers.

SEM's revenues of $320.4 million were $5.2 million or 2% lower than in the prior year, due principally to lower overall sales volumes. Gross profit for 2007 reached $30.1 million, an increase of $8.4 million or 39% from $21.7 million in gross profit earned in 2006. Gross profit per gigajoule (GJ) was 81.3 cents per GJ, an increase of 27.0 cents per GJ or 50%, which more than offset the 8% reduction in overall natural gas volumes. The change in gross margin per GJ and the decrease in natural gas volume sold, reflect SEM's continued strategy of increasing gross profit through growth in its lower-volume, higher-margin residential and small commercial customer base. Residential and small commercial customer volumes comprised approximately 32% of total sales volumes in 2007 compared to 26% in 2006. Operating, administration and selling costs were $18.0 million in 2007, an increase of $6.6 million or 58% over 2006. Amortization of customer acquisition costs of $6.6 million (2006 – $3.2 million) accounted for $3.4 million of the increase in expenses. The remaining increase in costs is due to higher customer service and overhead costs attributable to the growth in SEM's business and to $0.4 million in costs associated with the entrance into the British Columbia fixed-price natural gas and Ontario fixed-price electricity markets.

SEM invested $10.9 million in customer acquisition costs ($4.3 million net of amortization) during 2007, compared to $8.4 million ($5.2 million net of amortization) in 2006, resulting in a net increase of 14,200 customers (2006 – increase of 45,000 customers). The acquisition of new customers and the retention rate of SEM's existing customers have been challenged in all of SEM's markets due principally to the low system price of natural gas compared to the fixed-rate option SEM is able to offer on its long-term contracts. The system price of natural gas has been both constant and low due to the absence of volatility in the spot price of natural gas over the past year, resulting in reduced customer demand for long-term, fixed-price natural gas contracts, as the immediate perceived benefit of entering into a long-term deal is reduced at the current fixed-price rates. SEM's sign-up rate for fixed-price electricity customers has also been lower than expected for reasons similar to conditions in the natural gas market.

SEM's fixed-price natural gas contracts are for a maximum term of five years. As at December 31, 2007, the average remaining term of SEM's contracts was 37 months (2006 – 42 months), reflecting the slowdown in the sign-up of new customers, and the retention of existing customers. SEM's largest customer represented 1% of 2007 gross profits (2006 – 3%). At December 31, 2007, SEM's largest fixed-price natural gas supplier represented 30% (2006 – 32%) of its supply portfolio.

During 2007, SEM incurred $1.5 million in growth capital expenditures related to its expansion into the Ontario fixed-price electricity market.

On June 13, 2007, SEM announced it had entered into a long-term electricity supply agreement with Bruce Power LP, enabling SEM to market long-term, fixed-price electricity sales contracts. Additionally, on January 7, 2008, SEM announced it had entered into a long-term natural gas supply agreement with Constellation Energy Commodities Group, Inc., providing SEM with a dependable long-term, fixed-price natural gas supply.

Outlook

SEM expects operating distributable cash flow for 2008 to be between $15 million and $18 million, increasing in 2009 to between $18 million to $23 million. SEM's significant assumptions underlying its outlook are:

- SEM is able to access sales channel agents on acceptable contract terms;
- Natural gas markets in Ontario and British Columbia will continue to provide significant growth opportunities for SEM; and
- The electricity market in Ontario is expected to provide an additional growth opportunity for SEM.

In addition to SEM's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of SEM's operations and its significant business risks.

Discontinued Operation – JW Aluminum

In July 2006, the Fund announced as part of its strategic plan, its decision to sell JWA in order to focus on its Canadian businesses and to reduce debt. As a result, JWA was sold on December 7, 2006 for net proceeds of $356.1 million, resulting in the 2006 comparative period being classified as a discontinued operation.

Operating distributable cash flow for the period ended December 7, 2006 is provided below:

	January 1 – December 7 2006 [(1)]	
(millions of dollars except per pound amounts)		¢/lb
Gross profit	58.7	18.5
Less: Cash operating, administration and tax costs	(17.0)	(5.4)
Cash generated from operations before changes in net working capital	41.7	13.1
Maintenance capital expenditures	(2.8)	(0.9)
Operating distributable cash flow	38.9	12.2
Aluminum sold (millions of pounds)	317	

(1) JWA was sold on December 7, 2006 (see Note 3 to the Consolidated Financial Statements).

Operating distributable cash flow for the period ended December 7, 2006 was $38.9 million. As a result of the sale of JWA on December 7, 2006, the 2007 financial results of the Fund have no contribution from JWA.

Corporate

Cash corporate and administrative costs were $10.5 million in 2007, an increase of $4.1 million from 2006. The increase over the prior year was due to a $5.3 million reversal of executive stock-based compensation and short-term bonuses in the prior year due to the decrease in the value of the Fund's trust units in the prior year. Excluding the impact of long-term compensation, corporate and administrative expenses were consistent with the prior year.

In 2007, costs associated with the completion of the Fund's strategic plan related to the completion of employee retention programs and ERCO's closure of its Bruderheim, Alberta sodium chlorate facility. The Fund's strategic plan was substantially completed in 2006, and included the sale of JW Aluminum and using the sales proceeds to reduce debt, the refinancing of term debt, the reorganization into a trust-over-partnership structure and the closure of ERCO's Bruderheim sodium chlorate facility, all of which have been substantially completed.

Costs associated with the strategic plan totaled $5.7 million during the year (2006 – $19.7 million) and are detailed below:

(millions of dollars)	2007	2006
Operating and administrative expenses:		
Employee severance and retention	0.8	11.0
Partnership reorganization costs	–	1.9
ERCO – Bruderheim closure costs	4.9	4.1
Advisory and other	–	0.7
Write-off of deferred financing costs	–	2.0
Total strategic plan costs	5.7	19.7

On January 31, 2008 ERCO entered into an agreement to sell its Bruderheim facility, excluding a portion of the land, subject to normal purchase/sale conditions, which are anticipated to be closed during the second quarter of 2008. The sale will result in minimum proceeds of approximately $3.5 million less closing costs, with the potential for additional proceeds based on a gross overriding royalty. ERCO will continue to explore opportunities to sell the land not included in the sale of the facility. The Fund does not anticipate any strategic plan costs for 2008.

Interest expense on Superior's revolving term bank credits and term loans was $25.2 million for 2007, a decrease of $17.9 million from $43.1 million in interest incurred in the prior year. The decrease in interest expense was due to lower average debt levels as a result of Superior repaying debt facilities with the net proceeds ($356.1 million) from the sale of JWA to reduce debt, the impact of the appreciation of the Canadian dollar on US-denominated interest costs, offset in part by marginally higher floating interest rates.

Interest on the Fund's convertible unsecured subordinated debentures (the Debentures) was $19.5 million for 2007, a decrease of $0.7 million from 2006. The reduction in Debenture interest is due to the maturity of $8.1 million Series 1, 8% Debentures on July 31, 2007 and the Fund's early redemption of $59.2 million Series 2, 8% Debentures on November 5, 2007.

Income Taxes

Total income tax recovery for 2007 was $5.1 million, comprised of $5.3 million in cash income taxes and a $10.4 million future income tax recovery, compared to a total income tax recovery of $100.0 million in the prior year, comprised of $9.2 million in cash income taxes and a $109.2 million future income tax recovery.

Cash income and withholding taxes with respect to operations in the United States for 2007 were $5.3 million (2006 – $7.5 million). The decrease in United States cash tax was due to lower US-denominated taxable earnings. In Canada, cash capital taxes for 2007 were $nil (2006 – $1.7 million). The decrease in Canadian cash taxes was due to the Fund's conversion to a trust-on-partnership structure on September 30, 2006. Cash income taxes have been charged to the businesses from which the taxable income was derived.

Future income tax recovery for 2007 was $10.4 million (2006 – $109.2 million), resulting in a corresponding future income tax asset of $20.3 million as at December 31, 2007. The change in future income taxes is principally the result of the asset impairments recorded in the prior year that resulted in $95.8 million in future income tax recoveries.

In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including the Superior Plus Income Fund, effective January 1, 2011. Prior to this legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post-2010 reversal of these temporary differences to be 29.5% in 2011 and 28.0% in years thereafter. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Consistent with prior years, the Fund in 2007 also recognized a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

The Fund believes it will be subject to current and future income taxes under the new legislation; however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

As a result of the Government of Canada's enacted legislation imposing additional income taxes on the Fund for taxation years commencing January 1, 2011, the Fund is continuing to evaluate the new legislation and the Fund's organizational alternatives in order to maximize Unitholder value. As the legislation is not effective until 2011, the Fund's current financial condition is unaffected by this change. The Fund is continuing to explore opportunities to grow its businesses to offset the impact of this legislation on the distributable cash flow of the Fund. Superior had approximately $428 million in tax pools as at December 31, 2007. These tax pools will be impacted by adjustments to reduce tax at the Fund level due to a payout ratio below 100% and additional capital outlays.

Consolidated Outlook

The Fund expects consolidated distributable cash flow per trust unit to be between $1.90 and $2.10 per trust in 2008, increasing in 2009 to between $2.05 and $2.25 per trust unit. The Fund's consolidated distributable cash flow outlook is dependent on the operating results of its four divisions. See the discussion of operating results by division for additional details on the Fund's 2008 and 2009 guidance. In addition to the operating results of the Fund's four divisions, significant assumptions underlying the Fund's 2008 and 2009 outlook are:

- The Fund expects current economic conditions in Canada and the United States to prevail for 2008 with an improved outlook for 2009;
- The Fund continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt is expected to remain stable to marginally lower throughout 2008, increasing modestly in 2009;
- Financial and physical counterparties continue to fulfill their obligations to Superior; and
- Regulatory authorities do not impose any new regulations impacting the Fund.

In addition to the Fund's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of the Fund's operations and its significant business risks.

Capital Expenditure Summary and Financing Activities

					2007	2006
(millions of dollars)	Superior Propane	ERCO	Winroc	SEM	Total	Total
Maintenance capital expenditures (proceeds)	(0.2)	8.7	0.6	–	9.1	13.8
Other capital expenditures – growth capital	0.4	6.0	0.9	1.5	8.8	53.0
Acquisitions	–	–	4.3	–	4.3	–
Other capital [1]	20.0	–	3.6	4.3	27.9	5.1

[1] Other capital, as it relates to Superior Propane and Winroc, reflects the total dollar value of capital items that have been acquired through operating leases. Other capital, as it relates to SEM, is equal to SEM's customer acquisition costs, net of amortization.

Management's Discussion and Analysis

Maintenance capital expenditures amounted to $9.1 million in 2007 (2006 – $13.8 million) and were funded from operating cash flow. Growth capital expenditures totaled $8.8 million in 2007 (2006 – $53.0 million) and were funded from a combination of operating cash flow and proceeds received from Superior's trust unit reinvestment program. See operating results by division for additional details on maintenance capital and growth capital expenditures.

Acquisitions for 2007 totaled $4.3 million and were comprised of Winroc's acquisition of two small gypsum supply dealers. Acquisitions were funded from a combination of operating cash flow and proceeds received from Superior's trust unit reinvestment program. Superior did not undertake any acquisitions in 2006.

In January 2007, the Fund commenced a distribution reinvestment plan and an optional unit purchase plan (the DRIP). The DRIP provides Unitholders with the opportunity to reinvest their cash distributions at a 5% discount to the market price of the trust units. For 2007, proceeds of $25.3 million were received from the DRIP and were principally used to fund growth capital and acquisitions.

Liquidity

Superior's total and available sources of credit are detailed in the chart below:

Available Credit Facilities	**As at December 31, 2007**			
(millions of dollars)	Total Amount	Borrowings	Letters of Credit Issued	Amount Available
Revolving term bank credit facilities [(1)]	595.0	162.4	31.7	400.9
Term loans	178.1	178.1	–	–
Accounts receivable sales program	100.0	100.0	–	–
Total	873.1	440.5	31.7	400.9

(1) Revolving term bank credit facilities and term loan balances are presented before deferred financing fees.

Superior's revolving term bank credit and term loans before deferred financing fees, including $100.0 million related to the accounts receivable securitization program totaled $440.5 million as at December 31, 2007, a decrease of $1.2 million from the prior year-end. The decrease in revolving term bank credits and terms loans is predominately due to the repayment of existing debt facilities with operating cash flow in excess of distributions for the year and the non-cash impact of the appreciation of the Canadian dollar on US dollar-denominated debt, offset by the impact of the repayment and redemption of $8.1 million Series 1 and $59.2 million Series 2, 8% convertible unsecured subordinated debentures.

As at December 31, 2007, $400.9 million was available under the credit facilities and accounts receivable sales program and is considered to be sufficient to meet Superior's net working capital funding requirements and expected capital expenditures. Principal covenants are described in "Contractual Obligations and Other Commitments" on page 31.

Consolidated net working capital was $173.0 million as at December 31, 2007, a decrease of $5.9 million from December 31, 2006 ($178.9 million). Net working capital was consistent with the prior year-end as lower cash on-hand and reduced working capital requirements at ERCO were offset by higher working capital requirements at Superior Propane due to higher sales volumes and selling prices. See Note 20 to the Consolidated Financial Statements for segmented net working capital levels by division, net of the accounts receivable sales program. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, and this represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing

Management's Discussion and Analysis

money market rates. As at December 31, 2007, proceeds of $100.0 million (December 31, 2006 – $95.0 million) had been raised from this program and were used to repay revolving term bank credits (See Note 6 to the Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. The program expires on June 30, 2008.

During 2007, Superior renegotiated its previous bilateral and syndicated credit facilities into a syndicated facility of $595.0 million with 11 banks. The secured revolving facility matures on June 28, 2010 and can be expanded to $600.0 million.

On April 26, 2007, DBRS confirmed Superior's senior secured notes rating at BBB (low) and the Fund's stability rating at STA-3 (low), and changed Superior's negative outlook to stable. On August 2, 2007, Standard and Poor's confirmed Superior's BBB- (negative outlook) secured long-term debt credit rating.

Contractual Obligations and Other Commitments

			Payments Due In			
(millions of dollars)	Notes [1]	Total	2008	2009 – 2010	2011 – 2012	Thereafter
Revolving term bank credits and term loans	9	340.5	3.9	179.4	66.3	90.9
Convertible Debentures	10	247.3	-	-	172.8	74.5
Operating lease and capital commitments [2]	18(i)	135.3	42.5	45.9	26.3	20.6
Natural gas, propane and electricity purchase commitments [3] [4]	18(ii)(iii)	651.4	253.1	268.2	41.6	88.5
Future employee benefits [5]	11	23.8	5.3	10.6	7.9	-
Total contractual obligations		1,398.3	304.8	504.1	314.9	274.5

(1) Notes to the Consolidated Financial Statements.

(2) Operating lease and capital commitments together with the accounts receivable sales program, comprise Superior's off-balance sheet obligations.

(3) Superior, with respect to its natural gas and propane commitments, is similarly committed to long-term natural gas and propane sales customer commitments.

(4) Does not include the impact of financial derivatives. See Note 12 to the Consolidated Financial Statements.

(5) Does not include the Superior Propane defined benefit pension asset.

Revolving term bank credits and term loans are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at December 31, 2007, Superior's senior debt to EBITDA ratio (see "Non-GAAP Financial Measures) was 1.9 times to 1.0 after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand (December 31, 2006 – 1.9 times to 1.0).

Senior bank debt covenants limit incurring additional long-term debt and payments of distributions to the Fund if Superior's consolidated senior debt (including proceeds raised from the accounts receivable sales program) exceeds 3.5 times to 1.0 EBITDA (as previously defined) for the last 12-month period as adjusted for the pro forma impact of acquisitions and dispositions. Senior secured notes covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's consolidated senior debt (including proceeds raised from the accounts receivable sales program) exceeds 3.0 times to 1.0 EBITDA (as previously defined) for the last 12-month period as adjusted for the pro forma impact of acquisitions and dispositions. Additionally, the Fund's distributions (including payments to debenture holders) cannot exceed EBITDA plus $25.0 million. At December 31, 2007, senior debt and total debt ratios when calculated in accordance with Superior's senior credit agreements were 2.0 times to 1.0 (December 31, 2006 – 2.1 times to 1.0). Total debt to EBITDA ratio for purposes of senior credit agreements does not include the Debentures.

Debentures are obligations of the Fund and consist of $174.9 million Series 1, 5.75% Debentures maturing on December 31, 2012 and $75.0 million Series 1, 5.85% Debentures maturing on October 31, 2015. The 5.75% Series 1 and 5.85% Series 1 Debentures are convertible at the option of the holder into trust units at $36.00 and $31.25 per trust unit, respectively. During 2007, the Fund repaid and redeemed $8.1 million and $59.2 million, the entire obligation associated with its Series 1 and Series 2, 8% Debentures, respectively. The Fund may elect to satisfy interest and principal Debenture obligations by the issuance of trust units.

As at December 31, 2007, Superior's total debt (including Debentures) to EBITDA ratio was 3.0 times to 1.0 after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. Debt covenants limit incurring additional long-term debt and payments of distributions to the Fund if Superior's total debt (including proceeds raised from the accounts receivable sales program) exceeds 5.0 times EBITDA for senior bank debt and 5.5 times EBITDA for senior secured notes (see Non-GAAP Financial Measures) for the last 12-month period as adjusted for the pro forma impact of acquisitions and dispositions.

Approximately 58% of Superior's revolving term bank credits and term loans and Debenture obligations were not repayable for at least five years and approximately 51% of Superior's total debt obligations (including accounts receivable sales program) are subject to fixed interest rates. Superior's policy is to target a fixed-to-floating interest rate profile of approximately 50%.

Operating leases consist of rail cars, distribution/delivery fleet, other vehicles, premises and other equipment. Rail car leases at December 31, 2007 comprised 23% (2006 – 35%) of total operating lease commitments and are used to transport ERCO Worldwide's finished product to its customer locations and by Superior Propane to transport propane from supply sources to its branch distribution locations. Distribution/delivery operating leases at December 31, 2007 comprised 21% (2006 – 2%) of total operating lease commitment and are used by Superior Propane and Winroc to deliver product to customers.

Natural gas and propane fixed-price supply commitments are used to resource similar volume and term fixed-price sales commitments to customers of SEM and Superior Propane. ERCO Worldwide has entered into fixed-price electricity contracts for a term of up to 10 years representing 100% of its annual power requirements in deregulated jurisdictions.

Superior's operating lease and capital commitments, natural gas, propane and electricity purchase commitments and future employee benefits are normal course operating commitments. Superior expects to fund these commitments through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of trust unit equity.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Management's Discussion and Analysis

Unitholders' Capital

The weighted average number of trust units outstanding was 86.5 million in 2007 compared to 85.5 million units in 2006, an increase of 1% due to trust units issued under the Fund's distribution reinvestment program. The quoted market value of the Fund's trust unit capital and Debentures was $1,024.9 million and $219.7 million, respectively, based on closing prices on December 31, 2007 on the Toronto Stock Exchange.

As at December 31, 2007 and 2006, the following trust units and securities convertible into trust units were outstanding:

	March 10, 2008		December 31, 2007		December 31, 2006	
(millions)	Convertible Securities	Trust Units	Convertible Securities	Trust Units	Convertible Securities	Trust Units
Trust units outstanding		88.1		87.6		85.5
Series 1, 8% Debentures [1]	–	–	–	–	$ 8.1	0.5
Series 2, 8% Debentures [2]	–	–	–	–	$ 59.2	3.0
Series 1, 5.75% Debentures [3]	$ 174.9	4.9	$ 174.9	4.9	$ 174.9	4.9
Series 1, 5.85% Debentures [4]	$ 75.0	2.4	$ 75.0	2.4	$ 75.0	2.4
Warrants	2.3	2.3	2.3	2.3	2.3	2.3
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		97.7		97.2		98.6

(1) Convertible at $16 per trust unit. On July 31, 2007, $8.1 million Series 1, 8% Debentures matured and were repaid.

(2) Convertible at $20 per trust unit. On November 5, 2007, $59.2 million Series 2, 8% Debentures were redeemed.

(3) Convertible at $36 per trust unit.

(4) Convertible at $31.25 per trust unit.

The warrants are exercisable at $20 per trust unit until May 2008. In addition, as at March 10, 2008 and December 31, 2007, there were 500,500 trust unit options outstanding (December 31, 2006 – 1,086,000 trust units) with a weighted average exercise price of $23.87 per trust unit (2006 – $22.69 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised (represented by the market price less the exercise price), times the number of options exercised, divided by the current trust unit market price.

Distributions Paid to Unitholders

The Fund distributes to holders of trust units the income earned by Superior LP after interest payments to holders of the convertible unsecured subordinated debentures (the Debentures) of the Fund (Debentureholders), and provision for administrative expenses and reserves of the Fund. The Fund's distributions to Unitholders are sourced entirely from its equity in Superior LP. See "Summary of Cash Flows" on page 34 for additional details on the sources and uses of cash. The Fund's investments are in turn financed by trust unit equity and by the Debentures.

As detailed on page 14, distributable cash flow for 2007 was $170.4 million, a decrease of $10.0 million or 6% from the prior year. For 2007, distributions paid to Unitholders were $1.56 per trust unit, a decrease of 14% from $1.82 per trust unit, in 2006. This resulted in a payout ratio of 79% in 2007 compared to 86% in 2006. The decrease in distributions paid was the result of a change in the Fund's monthly distributions in 2006 to $0.13 per trust unit ($1.56 on an annualized basis) effective with the May 2006 monthly distribution. The Fund will continue to assess its distribution level in light of the Government of Canada's announcement on October 31, 2006 to tax income trusts and limited partnerships, beginning in 2011.

The Fund's primary sources and uses of cash are detailed below:

Summary of Cash Flows [1] (millions of dollars)	2007	2006
Cash flows from operating activities of continuing operations	**134.3**	151.7
Investing activities:		
Maintenance capital expenditures	(9.1)	(13.8)
Other capital expenditures – growth	(8.8)	(53.0)
Acquisitions	(4.3)	-
Proceeds on the sale of JW Aluminum	1.4	354.7
Cash flows from investing activities	**(20.8)**	287.9
Financing activities:		
Distributions to Unitholders	(134.9)	(155.7)
Repayment of 8%, Series 1 convertible debentures	(8.1)	-
Redemption of 8%, Series 2 convertible debentures	(59.2)	-
Proceeds from DRIP	25.3	-
Revolving term bank credits and term loans	38.4	(290.5)
Other	5.5	(2.7)
Cash flows from financing activities	**(133.0)**	(448.9)
Net increase (decrease) in cash from continuing operations	(19.5)	(9.3)
Net increase (decrease) in cash from discontinued operations	–	23.0
Cash, beginning of year	33.6	19.9
Cash, end of year	**14.1**	33.6

[1] See the Consolidated Statements of Cash Flows for additional details.

For income tax purposes, distributions paid in 2007 of $1.56 per trust unit are classified as other income. A summary of cash distributions since inception and related tax information is posted under the "Investor Information" section of the Fund's website at www.superiorplus.com. For 2008, the Fund expects the majority of the distribution to be in the form of other income.

	2007		2006	
(millions of dollars except per trust unit amounts)		Trust Unit		Trust Unit
Distributions paid in the calendar year	**134.9**	**$1.56**	155.7	$1.82
Distributable cash flow reinvested	**35.5**	**0.41**	24.7	0.29
Distributable cash flow	**170.4**	**$1.97**	180.4	$2.11
Distribution payout ratio	79%		86%	

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges; as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments. Additionally, SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity in deregulated markets.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Superior Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases and sales in US dollars and enter into forward US dollar purchase (sales) contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar-denominated debt is also used to mitigate the impact of foreign exchange fluctuations.

As at December 31, 2007, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 85%[2] and 40%[2] respectively, of its estimated US dollar exposure for the remainder of 2008 and 2009. The estimated distributable cash flow sensitivity for Superior, including divisional US exposures and the impact on US denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate is: 2008 – $0.1 million and 2009 – $0.6 million, after giving effect to United States forward contracts for 2008 and 2009, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2008 and 2009 of 1.00.

(US$ millions)	2008	2009	2010	2011	2012	2013	Total
SEM – US$ forward purchases [1]	118.3	111.1	61.9	5.4	–	–	296.7
Superior Propane – US$ forward purchases (sales)	9.8	–	–	–	–	–	9.8
ERCO – US$ forward sales [2]	(88.3)	(48.0)	–	–	–	–	(136.3)
Net US$ forward purchases	39.8	63.1	61.9	5.4	–	–	170.2
SEM – Average US$ forward purchase rate [1]	1.22	1.21	1.16	1.11	–	–	1.20
Superior Propane – Average US$ forward rate	1.00	–	–	–	–	–	1.00
ERCO – Average US$ forward sales rate [2]	1.11	1.06	–	–	–	–	1.09
Net average external US$/Cdn$ exchange rate	1.17	1.16	1.16	1.11	–	–	1.16

(1) SEM is now sourcing its fixed-price natural gas requirements in Canadian dollars. As such, SEM will no longer be required to use US dollar forward contracts to fix its Canadian dollar exposure.

(2) Does not include the impact of the US dollar conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US$95.0 million in aggregate, of which $1.4 million was incurred in 2007, with the remaining costs expected to be US$37.3 million in 2008 and US$56.3 million in 2009.

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. (See Notes 9, 10 and 12 to the Consolidated Financial Statements.)

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the creditworthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall creditworthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debt risks for residential and small commercial customers. SEM actively monitors the creditworthiness of its industrial customers.

For additional details on the Fund's financial instruments, including the amount and classification of gains and losses recorded in the Fund's Consolidated Financial Statements and significant assumptions used in the calculation of the fair value of the Fund's financial instruments, see Note 12 to the Consolidated Financial Statements.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2007 to the following changes is provided below:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Superior Propane				
Change in sales margin	$0.005/litre	3%	$7.1 million	$0.08
Change in sales volume	50 million litres	4%	$6.8 million	$0.08
ERCO Worldwide				
Change in sales price	$10.00/tonne	2%	$6.6 million	$0.08
Change in sales volume	15,000 metric tonnes	2%	$3.9 million	$0.04
Winroc				
Change in distribution sales margin	1% change in average gross margin	3%	$4.3 million	$0.05
Change in sales volume	4% of distribution sales revenues	4%	$2.6 million	$0.03
Superior Energy Management				
Change in sales margin	$0.02/GJ	2%	$0.7 million	$0.01
Change in sales volume	2 million GJ	5%	$1.6 million	$0.02
Corporate				
Change in Cdn$/US$ exchange rate [1]	$0.01	1%	$0.1 million	–
Corporate change in interest rates	0.5%	10%	$1.4 million	$0.02

(1) After giving effect to US$ forward sales contracts for 2008. See "Financial Instruments – Risk Management".

Critical Accounting Estimates

The Fund's significant accounting policies are contained in Note 2 to the Consolidated Financial Statements. Certain of these policies involve critical accounting estimates because they require the Fund to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. The Fund constantly evaluates these estimates and assumptions.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Fund expects that a certain portion of required customer payments will not be made and maintains an allowance for these doubtful accounts. This allowance is based on the Fund's estimate of the likelihood of recovering its accounts receivable. It incorporates current and expected collection trends. If economic conditions change, actual results or specific industry trends differ from the Fund's expectations, the Fund will adjust its allowance for doubtful accounts and its bad debts expense accordingly.

EMPLOYEE FUTURE BENEFITS

The accrued benefit obligation is determined by independent actuaries using the projected benefit method prorated on service and based on management's best economic and demographic estimates. The benefit relates to the Fund's defined benefit plans. The expected return on plan assets is determined by considering long-term historical returns, future estimates of long-term investment returns and asset allocations.

ASSET IMPAIRMENT

The Fund reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets.

Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is other than temporarily less than the carrying value, goodwill is considered to be impaired and an impairment charge would be recognized immediately.

Changes in Accounting Policies

FINANCIAL INSTRUMENTS

On January 1, 2007, the Fund adopted on a prospective basis four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, *Comprehensive Income*, Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Handbook Section 3861, *Financial Instruments – Disclosure and Presentation*, and Handbook Section 3865, *Hedges*. These standards, and the impact on our financial position and results of operations, are discussed in Note 2 to the Consolidated Financial Statements.

ACCOUNTING CHANGES

On January 1, 2007 the Fund adopted CICA Handbook Section 1506, *Accounting Changes*. The amendments to this section were made to harmonize this section with current International Financial Reporting Standards. Revisions to section 1506 require that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. Accounting policy changes are applied on a retrospective basis unless impractical to do so. Corrections of prior-period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of generally accepted accounting policies (GAAP) and a detailed effect on financial statement line items.

Recent Accounting Pronouncements

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective January 1, 2008 for the Fund, the CICA has replaced Handbook Section 3861, *Financial Instruments Disclosure and Presentation* with Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation*. The revised standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

Management's Discussion and Analysis

CAPITAL DISCLOSURES

Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 1535, *Capital Disclosures.* This section requires the disclosure of (i) the Fund's objectives, policies and processes for managing capital; (ii) quantitative data about what the Fund regards as capital; (iii) whether the Fund has complied with any capital requirements; and (iv) if the Fund has not complied, the consequences of such non-compliance.

INVENTORY

Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 3031, *Inventories*, replacing Handbook Section 3030, *Inventories*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The Fund anticipates that the calculation of the cost of inventory of ERCO Worldwide will be impacted by this revised standard, due to the requirement to inventory the cost of certain fixed overhead items, principally the amortization of property, plant and equipment. The Fund does not anticipate that this will have a material impact on its net earnings, but rather that it will affect the classification of amortization expense on the financial statements. Previously, all amortization was expensed and classified on the income statement as amortization. The revised standard requires that the amortization that is inventoried be classified as a component of cost of product sold.

Selected Financial Information

(millions of dollars except per trust unit amounts)	2007	2006	2005[1]
Total assets (as at December 31)	**1,542.8**	1,536.9	2,373.6
Total revenues [1]	**2,355.4**	2,264.3	2,059.2
Gross profit [1]	**661.8**	630.9	623.6
Net earnings (loss) from continuing operations	**119.4**	(55.6)	101.3
Net earnings (loss)	**119.8**	(80.8)	104.4
Per basic trust unit, from continuing operations	**$ 1.38**	$ (0.65)	$ 1.27
Per diluted trust unit, from continuing operations	**$ 1.38**	$ (0.65)	$ 1.26
Per basic trust unit	**$ 1.38**	$ (0.94)	$ 1.31
Per diluted trust unit	**$ 1.38**	$ (0.94)	$ 1.30
Cash generated from continuing operations	**134.3**	151.7	144.4
Distributable cash flow	**170.4**	180.4	187.0
Per trust unit	**$ 1.97**	$ 2.11	$ 2.35
Cash distributions per trust unit [2]	**$ 1.56**	$ 1.82	$ 2.41
Current and long-term debt [3] (as at December 31)	**340.5**	346.7	644.7

(1) Total revenues and gross profit from continuing operations.

(2) Cash distributions per trust unit paid in fiscal year.

(3) Current and long-term debt before deferred financing fees.

Fourth Quarter Results

Fourth quarter distributable cash flow was $63.0 million, an increase of $7.4 million or 13% over the prior year's quarter. The increase in distributable cash flow was due to improved operating cash flow at Superior Propane, due principally to higher volumes and other service and wholesale gross profits, and at ERCO due to improved sodium chlorate gross profits. Fourth quarter results were also impacted by lower interest and corporate costs, offset in part by the absence of a contribution from JW Aluminum as a result of its sale on December 7, 2006, and marginally lower operating cash flow at Winroc and SEM. Distributable cash flow per trust unit was $0.72 per trust unit in the fourth quarter, an increase of $0.07 per trust unit or 11% from the prior year's quarter, due to the increase in distributable cash flow, offset in part by a 2% increase in the average number of trust units outstanding.

Management's Discussion and Analysis

Net earnings for the fourth quarter were $64.5 million, compared to $38.1 million for the prior year quarter. The increase in net earnings was due principally to improved gross profits at Superior Propane as a result of higher sales volumes. Additionally, the 2007 fourth quarter included unrealized gains on financial instruments that were not present in the prior year's quarter, due to the adoption of new accounting standards on January 1, 2007, (see "Changes in Accounting Policies" for further discussion of these changes). The unrealized gain was the result of gains on SEM's financial natural gas derivative contracts due to changes in the forward price of natural gas, which were partially offset by losses on ERCO Worldwide's fixed-price electricity purchase agreement due to changes in the forecasted price of electricity in deregulated markets. Amortization was lower than the prior year due to reduced amortization at ERCO Worldwide, as a result of asset impairments recorded in the prior year. Total interest expense of $10.7 million in the fourth quarter was $5.7 million lower than in the prior year's quarter, due principally to lower average debt levels. Additionally, fourth quarter net earnings were affected for the same reasons as the analysis of distributable cash flow for the fourth quarter. Further discussion of the 2007 fourth quarter results is provided in the Fund's Fourth Quarter and 2007 Earnings Release, dated February 28, 2008.

Quarterly Financial and Operating Information

Quarterly financial and operating information for 2007 and 2006 is provided in the table below. Superior's overall operating cash flow and working capital funding requirements are modestly seasonal as approximately 80% of Superior Propane's operating cash flow is generated during the first and fourth quarters of each year as approximately 50% of its sales are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. The seasonality of Winroc's operating cash flow and working capital funding requirements is modestly complementary to Superior Propane's as new construction and remodelling activity typically peaks during the second and third quarter of each year. ERCO Worldwide and SEM's operating cash flow and net working capital requirements do not have significant seasonal fluctuations.

	2007 Quarter				2006 Quarter			
(millions of dollars except per trust unit amounts)	Fourth	Third	Second	First	Fourth	Third	Second	First
Propane sales volumes (millions of litres)	416	256	280	477	407	261	270	448
Chemical sales volumes (thousands of metric tonnes)	194	187	193	194	191	190	183	191
Natural gas sales volumes (millions of GJs)	9	9	9	10	10	11	10	9
Gross profit	185.8	145.9	144.4	185.7	174.1	143.5	141.2	172.1
Asset impairments, net of tax	–	–	–	–	–	56.3	170.8	–
Net earnings (loss) from continuing operations	64.5	(25.9)	(25.5)	106.3	25.3	46.3	(157.4)	30.2
Net earnings (loss)	64.5	(26.9)	(25.5)	107.7	38.1	1.1	(153.3)	33.3
Per basic trust unit from continuing operations	$ 0.74	$ (0.30)	$ (0.30)	$ 1.24	$ 0.30	$ 0.54	$ (1.84)	$ 0.35
Per diluted trust unit from continuing operations	$ 0.74	$ (0.30)	$ (0.30)	$ 1.24	$ 0.30	$ 0.54	$ (1.84)	$ 0.35
Per basic trust unit	$ 0.74	$ (0.31)	$ (0.30)	$ 1.26	$ 0.45	$ 0.01	$ (1.79)	$ 0.39
Per diluted trust unit	$ 0.74	$ (0.31)	$ (0.30)	$ 1.26	$ 0.45	$ 0.01	$ (1.79)	$ 0.39
Distributable cash flow	63.0	25.7	19.4	62.3	55.6	33.8	34.6	56.5
Per basic trust unit	$ 0.72	$ 0.30	$ 0.23	$ 0.73	$ 0.65	$ 0.40	$ 0.40	$ 0.66
Per diluted trust unit	$ 0.72	$ 0.30	$ 0.23	$ 0.73	$ 0.65	$ 0.40	$ 0.40	$ 0.66
Net working capital (1)	173.0	141.9	134.1	162.7	178.9	237.9	294.8	310.6

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities.

Segmented Distributable Cash Flow [1]

For the year ended December 31, 2007 (millions of dollars)	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations JWA [2]	Total Consolidated
Net earnings (loss) from continuing operations	103.8	22.9	33.3	17.8	(58.4)	0.4	119.8
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	15.7	42.6	4.2	–	2.8	–	65.3
Future income tax expense (recovery)	(19.9)	12.1	(2.3)	0.8	(1.1)	–	(10.4)
Management internalization costs	–	–	–	–	0.5	–	0.5
Superior Propane non-cash pension expense	1.7	–	–	–	–	–	1.7
Unrealized (gains) losses on financial instruments	(2.3)	5.5	–	(6.9)	1.0	–	(2.7)
Strategic plan costs	0.4	4.9	–	0.4	–	–	5.7
Discontinued operations	–	–	–	–	–	(0.4)	(0.4)
Less: Maintenance capital expenditures, net	0.2	(8.7)	(0.6)	–	–	–	(9.1)
Distributable cash flow before strategic plan costs	**99.6**	**79.3**	**34.6**	**12.1**	**(55.2)**	**–**	**170.4**

(1) See the Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan expense (recovery), management internalization costs, impairment of property, plant and equipment and goodwill, and maintenance capital expenditures.

(2) See Note 3 to the Consolidated Financial Statements.

For the year ended December 31, 2006 (millions of dollars)	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations JWA [1]	Total Consolidated
Net earnings (loss) from continuing operations	115.8	(59.3)	46.0	12.6	(170.7)	-	(55.6)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	20.4	52.6	4.1	-	2.3	-	79.4
Future income tax expense (recovery)	(49.2)	(133.9)	(8.9)	(2.6)	85.4	-	(109.2)
Trust unit incentive plan recovery	-	-	-	-	(1.2)	-	(1.2)
Management internalization costs	-	-	-	-	1.3	-	1.3
Superior Propane non-cash pension expense	2.2	-	-	-	-	-	2.2
Impairment of property, plant and equipment, and goodwill [2]	-	218.7	-	-	-	-	218.7
Strategic plan costs	1.1	5.1	-	0.3	13.2	-	19.7
Distributable cash from discontinued operations	-	-	-	-	-	38.9	38.9
Less: Maintenance capital expenditures, net	0.3	(7.5)	(6.6)	-	-	-	(13.8)
Distributable cash flow before strategic plan costs	**90.6**	**75.7**	**34.6**	**10.3**	**(69.7)**	**38.9**	**180.4**

(1) See Note 3 to the Consolidated Financial Statements.
(2) See Note 5 to the Consolidated Financial Statements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed by, or designed under the supervision of Superior's Chairman and Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO) to provide reasonable assurance that all material information relating to Superior is communicated to them by others in the organizations as it becomes known and is appropriately disclosed as required under the continuous disclosure requirements of securities legislation. In essence, these types of controls are related to the quality and timeliness of financial and non-financial information in securities filings. They are assisted in this responsibility by the Disclosure Committee (DC) which is composed of senior managers of Superior. The DC has established procedures so that it can be aware of any material information affecting Superior in order to evaluate and discuss this information and determine the appropriateness and timing of its public release. An evaluation of the effectiveness of the design and operation of the Fund's disclosure controls and procedures was conducted as at December 31, 2007 by and under the supervision of Superior's management, including the CEO and

CFO. Based on this evaluation, the CEO and CFO have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the times specified in those rules and forms.

Internal Control Over Financial Reporting

Superior's management, including the CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

In 2005, at the direction and oversight of the Audit Committee of the Board of Directors, the CEO and CFO established a project team to ensure Superior's ability to meet its obligations under Multilateral Instrument 52-109. An external advisor was engaged, and a steering committee to oversee the project was established. The evaluation of the design of internal controls over financial reporting was completed as at December 31, 2007. Based on the assessment, management, including the CEO and CFO determined that the design of the Fund's internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

No changes were made in the Fund's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting in the quarter ended December 31, 2007.

Forward Looking Information

Certain information included or incorporated by reference herein is forward-looking, within the meeting of applicable Canadian securities laws. Forward-looking information includes, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, distributable cash flow, taxes and plans and objectives of or involving Superior Plus Income Fund (the Fund) or Superior Plus LP (Superior LP or the Partnership). Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Management's Discussion and Analysis, includes but is not limited to, outlooks, capital expenditures, business strategy and objectives. The Fund and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks identified in the Fund's Annual Information Form under "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither the Fund nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures

DISTRIBUTABLE CASH FLOW

Distributable cash flow of the Fund available for distribution to Unitholders is equal to cash generated from operations adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital") are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian GAAP, and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

STANDARDIZED DISTRIBUTABLE CASH FLOW

During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure*, in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined that, due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis; accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expenses, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12-month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information, and is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

BUSINESS RISKS AND ADDITIONAL INFORMATION

Additional information relating to the Fund and Superior, including a detailed review of the Fund's business risks is provided in the Fund's 2007 Annual Information Form, which is available free of charge on the Fund's website at *www.superiorplus.com* and on the Canadian Securities Administrators' website at *www.sedar.com*.

Management's Report

Management's Responsibility for Financial Reporting

The financial statements of the Superior Plus Income Fund (the Fund) and all of the information in this annual report are the responsibility of the Superior Plus Administration Inc., the Administrator of the Fund.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgments. Actual results may differ from these estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Administration Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

(signed) "Grant D. Billing "
Chairman and Chief Executive Officer
Superior Plus Administration Inc.
Calgary, Alberta

(signed) "Wayne M. Bingham"
Executive Vice-President and Chief Financial Officer
Superior Plus Administration Inc.

February 15, 2008

Auditors' Report

To the Unitholders of Superior Plus Income Fund:

We have audited the consolidated balance sheets of Superior Plus Income Fund as at December 31, 2007 and 2006 and the consolidated statements of net earnings (loss), comprehensive income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 15, 2008

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Consolidated Balance Sheets

As at December 31 (millions of dollars)	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	**14.1**	33.6
Accounts receivable and other (Note 6)	**265.8**	246.1
Inventories (Note 7)	**105.2**	142.8
Current portion of unrealized gains on financial instruments (Note 12)	**48.0**	-
	433.1	422.5
Property, plant and equipment (Note 8)	**514.4**	571.1
Deferred costs (Note 8)	**17.4**	25.9
Intangible assets (Note 8)	**23.5**	31.5
Goodwill	**451.8**	452.4
Accrued pension asset (Note 11)	**21.9**	23.7
Future income tax asset (Note 13)	**20.3**	9.8
Long-term portion of unrealized gains on financial instruments (Note 12)	**60.4**	-
	1,542.8	1,536.9
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	**212.1**	243.6
Current portion of term loans (Note 9 and 10)	**3.9**	10.8
Distributions and interest payable to Unitholders and Debentureholders	**12.1**	17.9
Current portion of unrealized losses on financial instruments (Note 12)	**51.1**	-
	279.2	272.3
Revolving term bank credits and term loans (Note 9)	**334.1**	344.0
Convertible unsecured subordinated debentures (Note 10)	**240.0**	305.8
Future employee benefits (Note 11)	**18.5**	19.2
Long-term portion of unrealized losses on financial instruments (Note 12)	**54.3**	-
Total Liabilities	**926.1**	941.3
Unitholders' Equity		
Unitholders' capital (Note 14)	**1,366.8**	1,340.8
Accumulated deficit	**(729.8)**	(745.3)
Accumulated other comprehensive income (loss) (Note 14)	**(20.3)**	0.1
Total Unitholders' Equity	**616.7**	595.6
	1,542.8	1,536.9

(See Notes to the Consolidated Financial Statements)

(signed) "David Smith"
Director

(signed) "Peter Valentine"
Director

Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Deficit

Years ended December 31 (millions of dollars except per trust unit amounts)	2007	2006
Revenues	2,355.4	2,264.3
Cost of products sold	(1,681.8)	(1,633.4)
Realized gains (losses) on financial instruments (Note 12)	(11.8)	–
Gross profit	661.8	630.9
Expenses		
Operating and administrative	439.7	423.8
Amortization of property, plant and equipment	57.6	72.0
Amortization of intangible assets	4.9	5.1
Interest on revolving term bank credits and term loans	25.2	43.1
Interest on convertible unsecured subordinated debentures	19.5	20.2
Accretion of convertible debenture issue costs	2.8	2.3
Management internalization costs	0.5	1.3
Impairment of property, plant and equipment and goodwill (Note 5)	–	218.7
Unrealized losses (gains) on financial instruments (Note 12)	(2.7)	–
	547.5	786.5
Net earnings (loss) before income taxes from continuing operations	114.3	(155.6)
Income tax recovery (Note 13)	5.1	100.0
Net earnings (loss) from continuing operations	119.4	(55.6)
Net earnings (loss) from discontinued operations (Note 3)	0.4	(25.2)
Net Earnings (Loss)	119.8	(80.8)
Net earnings (loss)	119.8	(80.8)
Other comprehensive income (loss), net of tax:		
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	(13.6)	0.8
Reclassification of derivative gains and losses previously deferred	11.3	–
Comprehensive Income (Loss)	117.5	(80.0)
Deficit, Beginning of Year	(745.3)	(508.8)
Cumulative impact of adopting new accounting requirements for financial instruments (Note 2 (b))	30.6	–
Net earnings (loss)	119.8	(80.8)
Distributions to Unitholders	(134.9)	(155.7)
Deficit, End of Year	(729.8)	(745.3)
Net earnings (loss) per trust unit from continuing operations, basic and diluted (Note 15)	$ 1.38	$ (0.65)
Net earnings (loss) per trust unit from discontinued operations, basic and diluted (Note 15)	$ –	$ (0.29)
Net earnings (loss) per trust unit, basic and diluted (Note 15)	$ 1.38	$ (0.94)

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flows

Years ended December 31 (millions of dollars)	2007	2006
Operating Activities		
Net earnings (loss)	119.8	(80.8)
Net loss (earnings) from discontinued operations	(0.4)	25.2
Items not affecting cash:		
Amortization of property, plant and equipment and intangible assets and accretion of convertible debenture issue costs	65.3	79.4
Amortization of natural gas customer acquisition costs	6.6	3.2
Trust unit incentive plan compensation recovery	–	(1.2)
Superior Propane pension expense	1.7	2.2
Impairment of property, plant and equipment and goodwill	–	218.7
Unrealized losses (gains) on financial instruments	(2.7)	–
Future income tax recovery of Superior	(10.4)	(109.2)
Natural gas customer acquisition costs	(10.9)	(8.4)
Decrease (increase) in non-cash operating working capital items (Note 17)	(34.7)	22.6
Cash flows from operating activities of continuing operations	134.3	151.7
Investing Activities		
Maintenance capital expenditures	(9.1)	(13.8)
Other capital expenditures	(8.8)	(53.0)
Acquisitions (Note 4)	(4.3)	–
Proceeds on sale of JW Aluminum Company (Note 3)	1.4	354.7
Cash flows from investing activities	(20.8)	287.9
Financing Activities		
Revolving term bank credits and term loans	38.4	(122.7)
Repayment of 8%, Series 1 subordinated unsecured convertible debentures	(8.1)	–
Repayment of 8%, Series 2 subordinated unsecured convertible debentures	(59.2)	–
Issuance of Medium Term Notes	–	197.2
Repayment of Medium Term Notes	–	(197.2)
Repayment of JW Aluminum Company acquisition credit facility	–	(167.8)
Net proceeds (repayment) of accounts receivable sales program	5.0	(5.0)
Receipt of management internalization loans receivable	0.5	2.1
Proceeds from exercise of trust unit warrants	–	0.2
Proceeds from trust unit distribution reinvestment plan	25.3	–
Distributions to Unitholders	(134.9)	(155.7)
Cash flows from financing activities	(133.0)	(448.9)
Net increase (decrease) in cash from continuing operations	(19.5)	(9.3)
Net increase (decrease) in cash from discontinued operations (Note 3)	–	23.0
Cash and cash equivalents beginning of year	33.6	19.9
Cash and cash equivalents end of year	14.1	33.6
Supplementary cash flow information:		
Cash income taxes paid	7.8	13.8
Cash interest paid	43.4	63.0

(See Notes to the Consolidated Financial Statements)

Notes to the Consolidated Financial Statements

(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Organization

The Superior Plus Income Fund (the Fund) is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund, directly and indirectly, owns 100% of Superior Plus LP (Superior). The Fund does not conduct active business operations, but rather, it distributes to Unitholders the income it receives from Superior in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the Debentures). The Fund's investment in Superior is comprised of 2,997 Class A limited partnership units and 3 Class B general partnership units of Superior. The Fund's investments in Superior are financed by trust unit equity and Debentures.

2. Accounting Policies

(A) BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and include the accounts of the Fund, its wholly owned subsidiaries, Superior and Superior's subsidiaries. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006, except as noted in Note 2(b). All transactions and balances between the Fund, the Fund's subsidiaries, Superior and Superior's subsidiaries have been eliminated on consolidation.

(B) CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Fund adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, *Comprehensive Income*, Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Handbook Section 3861 *Financial Instruments – Disclosure and Presentation*, and Handbook Section 3865, *Hedges*. The Fund adopted these standards prospectively, accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (OCI). OCI represents changes in equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Fund has included in the Consolidated Financial Statements a Statement of Comprehensive Income for the changes in these items. The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category of Unitholders' equity on the Consolidated Balance Sheets.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the Consolidated Balance Sheets when the Fund becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. After initial recognition, items classified as held-for-trading or available-for-sale are revalued at fair values, and items classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are recorded as part of the underlying financial instrument and are amortized or accreted into net income.

Derivative instruments are recorded on the Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are considered to be derivatives. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation.

Financial Instruments – Presentation and Disclosure
Section 3861 established standards for the presentation and disclosure of financial instruments and non-financial derivatives.

Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The revised standards require the Fund to record all derivatives at fair value. Prior to January 1, 2007, the Fund accounted for derivatives as hedges that qualified for hedge accounting.

Impact Upon Adoption of Sections 1530, 3855, 3861 and 3865
As a result of adopting these standards, on January 1, 2007 the Fund recorded previously unrecorded assets and liabilities of $110.1 million and $97.6 million, respectively, resulting in a $30.6 million reduction to the Fund's opening accumulated deficit as at January 1, 2007 and the recognition of $18.1 million in accumulated other comprehensive income. The Fund's opening adjustment to accumulated other comprehensive income was $18.0 million, reflecting the transitional adjustment of $18.1 million and the Fund's net cumulative translation adjustment on the translation of its self-sustaining foreign operations of $0.1 million.

Additionally, on January 1, 2007, the Fund reclassified $2.9 million of deferred financing fees previously classified as deferred costs to revolving term bank credits and term loans, and $10.1 million of deferred convertible debenture issue costs previously classified as deferred costs to convertible debentures.

Effective January 1, 2007, the Fund ceased formally designating and documenting economic hedges in accordance with the requirements of Section 3865; accordingly, all derivative instruments are now recorded at fair value with changes in the fair value recorded in net income.

ACCOUNTING CHANGES
On January 1, 2007 the Fund adopted CICA Handbook Section 1506, *Accounting Changes*. Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of GAAP and a detailed effect on financial statement line items.

(C) BUSINESS SEGMENTS
Superior operates four continuing distinct business segments; a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). (See Note 20). JW Aluminum Company (JWA or JW Aluminum), a manufacturer of specialty flat-rolled aluminum products, has been sold and classified as a discontinued operation (See Note 3).

(D) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less.

(E) ACCOUNTS RECEIVABLE SALES PROGRAM

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of trade accounts receivable involved in the sales and have been included in interest on revolving term bank credits and term loans. The carrying amount is allocated between the assets sold and retained interests based on their relative fair value at the date of the sale which is calculated by discounting expected cash flows at prevailing money market rates.

(F) INVENTORIES

Superior Propane

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate.

ERCO Worldwide

Inventories are valued at the lower of cost and net realizable value. The cost of chemical inventories is determined on a first-in, first-out basis. Stores and supply inventories are costed on an average basis. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by ERCO are included in inventory.

Winroc

Inventories of building products are valued at the lower of cost and net realizable value. Cost is calculated on a weighted average cost basis.

(G) FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial Instruments

Financial instruments are recognized at fair value upon their initial recognition. Measurement in subsequent periods is dependent on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. After initial recognition, items classified as held-for-trading or available-for-sale are revalued at fair values; items classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are recorded as part of the underlying financial instrument and are amortized or accreted into net income.

Derivatives

Financial and non-financial derivatives, including derivatives that are embedded in financial or non-financial contracts that are considered to be derivatives, are recognized at fair value upon their initial recognition. Measurement in subsequent periods is at fair value with changes in fair value recorded to net income. Effective January 1, 2007, the Fund ceased formally designating and documenting economic hedges in accordance with the requirements of applying hedge accounting under GAAP.

(H) PROPERTY, PLANT AND EQUIPMENT

Cost

Property, plant, and equipment is recorded at cost less accumulated amortization. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations.

Interest Capitalization

Interest costs relating to major capital projects are capitalized as part of property, plant and equipment. Capitalization of interest ceases when the related asset is substantially complete and ready for its intended use.

Amortization

Superior Propane and Winroc

Property, plant and equipment assets are amortized over their respective estimated useful lives using the straight line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Buildings	20 to 40 years
Tanks and cylinders	20 years
Truck tank bodies, chassis and other Winroc distribution equipment	7 to 10 years

ERCO Worldwide

Property, plant and equipment assets are amortized on a straight-line basis. The estimated useful lives of major classes of property, plant and equipment are:

Furniture and fixtures	3 to 5 years
Plant and equipment	15 to 30 years

Asset Retirement Obligations

Certain of ERCO Worldwide's assets may be subject to asset retirement obligations for which the fair value cannot be reasonably determined because the assets currently have an indeterminate life and/or the potential obligations are unknown. The asset retirement obligation for these assets is reviewed regularly, and will be recorded in the first period in which the lives of the assets and the extent of an obligation are known.

Impairment

The Fund reviews long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets.

(I) INTANGIBLE ASSETS AND DEFERRED COSTS

ERCO Worldwide

The value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to 10 years. The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximate 10 years.

Natural Gas Customer Acquisition Costs

Costs incurred by SEM to acquire natural gas customer contracts are capitalized as deferred costs at the time the cost is incurred. The costs are recognized into net earnings as an operating and administrative expense over the term of the underlying contracts, which approximates three to four years.

(J) GOODWILL

All business combinations are accounted for using the purchase method. Goodwill is carried at cost, is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of businesses acquired. Goodwill is tested for impairment on an annual basis using a two-step approach, with the first being to assess whether the fair value of the reporting unit to which goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If the fair value is other than temporarily less than the carrying value, goodwill is considered to be impaired and an impairment charge would be recognized immediately.

(K) REVENUE RECOGNITION

Superior Propane

Revenues from sales are recognized at the time of delivery, or when related services are performed and there is evidence of an arrangement at a fixed or determinable price and the collectibility of the sale is assured.

ERCO Worldwide

Revenues from chemical sales are recognized at the time of delivery and when there is evidence of an arrangement at a fixed or determinable price and the collectibility of the sale is assured. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to the total estimated cost.

Superior Energy Management

Natural gas revenues are recognized as gas is delivered to local natural gas distribution companies and when there is evidence of an arrangement at a fixed or determinable price and the collectibility of the sale is assured. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs. Electricity revenues are recognized as the electricity is consumed by the end-use customer or sold to third parties.

Winroc

Revenue is recognized when products are delivered to the customer and when there is evidence of an arrangement at a fixed or determinable price and the collectibility of the sale is assured. Revenue is stated net of discounts and rebates granted.

(L) REBATES – WINROC

Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

(M) FUTURE EMPLOYEE BENEFITS

Superior has a number of defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans.

(N) INCOME TAXES

The Fund is a mutual fund trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. Future income tax assets and liabilities are determined based on differences between accounting and tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A future tax asset is recognized if it is more likely than not to be realized. The effect of a change in tax rates on future income tax assets and liabilities is recorded in the period in which the change occurs.

(O) FOREIGN CURRENCY TRANSLATION

The accounts of the operations of ERCO and Winroc in the United States, and ERCO's operations in Chile are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are converted using the current rate method.

Notes to the Consolidated Financial Statements

Transactions denominated in a foreign currency, other than the translation of self-sustaining operations, are translated into the functional currency at rates in effect at the date of the transaction. At the balance sheet date, monetary foreign currency assets and liabilities are translated at exchange rates then in effect. The resulting translation gains or losses are recognized in the determination of earnings.

(P) TRUST UNIT-BASED COMPENSATION

Superior has a Trust Unit Incentive Plan (TUIP) as described in Note 16(ii). The TUIP is a Stock Appreciation Right as defined by the CICA. Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

The Fund has established other unit based compensation plans whereby restricted trust units and/or performance trust units may be granted to employees. The fair value of these trust units is estimated and recorded as an expense with an offsetting amount to accrued liabilities, with the payments settled in cash.

(Q) NET EARNINGS PER TRUST UNIT

Basic net earnings per trust unit is calculated by dividing the net earnings by the weighted average number of trust units outstanding during the year. The weighted average number of trust units outstanding during the year is calculated using the number of trust units outstanding at the end of each month during the year. Diluted net earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of trust unit warrants. The Fund uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options are used to repurchase trust units at the average market price during the period.

(R) USE OF ESTIMATES AND ASSUMPTIONS

The preparation of the Fund's Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the allowance for doubtful accounts, employee future benefits and asset impairments require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates thereby impacting the Fund's Consolidated Financial Statements.

(S) FUTURE ACCOUNTING CHANGES

Financial Instruments – Disclosure and Presentation

Effective January 1, 2008 for the Fund, the CICA has replaced Handbook Section 3861 ***Financial Instruments Disclosure and Presentation*** with Handbook Section 3862 ***Financial Instruments – Disclosures*** and Handbook Section 3863 ***Financial Instruments – Presentation***. The revised standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

Capital Disclosures

Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 1535 ***Capital Disclosures***. This section requires the disclosure of (i) the Fund's objectives, policies and processes for managing capital; (ii) quantitative data about what the Fund regards as capital; (iii) whether the Fund has complied with any capital requirements; and (iv) if the Fund has not complied, the consequences of such non-compliance.

Notes to the Consolidated Financial Statements

Inventory

Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 3031 *Inventories*, replacing Handbook Section 3030 *Inventories*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The Fund anticipates that the calculation of the cost of inventory of ERCO Worldwide will be impacted by this revised standard, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. The Fund does not anticipate that this will have a material impact on its net earnings, but rather it will affect the classification of amortization expense on the financial statements. Previously, all amortization was expensed and classified on the income statement as amortization. The revised standard requires that the amortization that is inventoried be classified as a component of cost of product sold.

3. Disposition – JW Aluminum

In July of 2006, the Fund announced the results of its strategic review designed to maximize Unitholder value which included the decision to sell JWA in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Accordingly, effective July 1, 2006, JWA's balance sheet, results of operations and cash flows were classified as discontinued operations on a retroactive basis. As a result of its classification as a discontinued operation, amortization of JWA's property, plant and equipment and intangible assets ceased on July 1, 2006.

On December 7, 2006, the Fund completed the sale of all of the issued and outstanding shares of JWA on a cash and debt free basis to Wellspring Capital Management LLC, for total consideration of $356.1 million (US$310.1 million), net of $4.9 million (US$4.3 million) in disposition costs.

The results of discontinued operations presented in the consolidated statements of net earnings (loss) were as follows:

Years ended December 31	2007	2006
Revenue	–	573.3
Cost of product sold	–	(514.6)
Gross profit	–	58.7
Operating and administrative	–	9.5
Amortization of property, plant and equipment and intangibles	–	19.1
Loss (gain) on sale of JWA, including final working capital adjustments	(0.4)	51.6
Income tax expense (recovery)	–	3.7
Net earnings (loss) from discontinued operations	**0.4**	(25.2)

The cash flows from (used in) discontinued operations were as follows:

Years ended December 31	2007	2 006
Cash generated from discontinued operations before changes in working capital	–	41.7
Increase in non-cash operating working capital items	–	(12.2)
Cash flows from discontinued operations	–	29.5
Maintenance capital expenditures	–	(2.8)
Other capital expenditures	–	(3.7)
Cash flows used in investing activities	–	(6.5)
Cash flows from financing activities	–	–
Cash flows from (used in) discontinued operations	–	23.0

4. Acquisitions

During 2007, Winroc acquired the assets of two gypsum supply dealers, for consideration of $4.3 million.

There were no acquisitions completed by Superior during 2006.

5. Asset Impairments

Superior determined during 2006 that the net book value of ERCO's sodium chlorate facilities located in Bruderheim, Alberta and Valdosta, Georgia and ERCO's goodwill were impaired. An aggregate impairment charge of $218.7 million was recorded in 2006 ($170.8 million net of tax) which was equivalent to the pre-impairment net book value of the assets.

A pre-tax impairment charge of $73.4 million ($47.7 million net of tax) was recorded with respect to ERCO's Bruderheim, Alberta sodium chlorate facility, based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices, lower sodium chlorate selling prices resulting from the appreciation of the Canadian dollar on US dollar-denominated sales, and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

A pre-tax impairment charge of $55.9 million ($33.7 million net of tax) was recorded with respect to ERCO's Valdosta, Georgia sodium chlorate facility based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

As part of Superior's assessment of ERCO's overall operations, the fair value of ERCO was estimated using various valuation methods based on current market assumptions surrounding the sodium chlorate industry which has been negatively impacted by reduced demand for North American sodium chlorate due to various pulp mill closures, the impact of the appreciation of the Canadian dollar on ERCO's US dollar-denominated sales and on the competitiveness of its Canadian pulp producer customer base, and increased power costs. Based on the estimated fair values, it was determined that ERCO's goodwill was impaired and as such an impairment charge of $89.4 million was recorded.

6. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2007 proceeds of $100.0 million (December 31, 2006 – $95.0 million) had been received. The accounts receivable program expires on June 30, 2008.

Included in accounts receivable and other is $15.1 million (2006 – $15.3 million) of prepaid expenses.

7. Inventories

As at December 31	**2007**	2006
Propane	**36.8**	70.8
Propane retailing materials, supplies, appliances and other	**13.9**	13.8
Chemical finished goods and raw materials	**7.9**	10.0
Chemical stores, supplies and other	**11.0**	10.9
Walls and ceiling construction products	**35.6**	37.3
	105.2	142.8

8. Property, Plant and Equipment, Deferred Costs and Intangible Assets

As at December 31	2007			2006		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**22.9**	**–**	**22.9**	29.6	–	29.6
Buildings	**94.3**	**31.7**	**62.6**	86.8	27.7	59.1
ERCO plant and equipment	**558.3**	**211.8**	**346.5**	558.9	177.7	381.2
Superior Propane retailing equipment	**367.6**	**306.0**	**61.6**	386.3	309.9	76.4
Winroc distribution equipment	**28.0**	**7.2**	**20.8**	30.6	5.8	24.8
Property, plant and equipment	**1,071.1**	**556.7**	**514.4**	1,092.2	521.1	571.1
Natural gas customer acquisition costs	**28.9**	**11.5**	**17.4**	20.1	7.2	12.9
Deferred finance costs [1]	**–**	**–**	**–**	22.7	9.7	13.0
Deferred costs	**28.9**	**11.5**	**17.4**	42.8	16.9	25.9
ERCO royalty assets and patents	**41.5**	**20.9**	**20.6**	48.9	19.7	29.2
SEM intangible assets	**1.2**	**–**	**1.2**	–	–	–
Winroc intangible assets	**2.1**	**0.9**	**1.2**	2.1	0.6	1.5
Superior Propane intangible assets	**2.8**	**2.3**	**0.5**	2.8	2.0	0.8
Intangible assets	**47.6**	**24.1**	**23.5**	53.8	22.3	31.5
Total property, plant and equipment, deferred costs and intangible assets	**1,147.6**	**592.3**	**555.3**	1,188.8	560.3	628.5

[1] Deferred finance costs have been reclassified to the obligations they relate to in accordance with the new financial instrument section.

9. Revolving Term Bank Credits and Term Loans

	Maturity Date	Effective Interest Rate	December 31 2007	December 31 2006
Revolving term bank credits [1]				
Bankers Acceptances (BA)	2010	Floating BA rate plus applicable credit spread	**96.5**	35.0
LIBOR Loans (US$66.7 million; 2006 – US$92.3 million)	2010	Floating LIBOR rate plus applicable credit spread	**65.9**	107.5
			162.4	142.5
Other Debt				
Notes payable	2007-2010	Prime	**6.8**	7.4
Deferred consideration	2008-2010	Non-interest bearing	**7.0**	9.2
Loan payable	2008-2014	6.3%	**5.2**	–
Mortgage payable (US$1.0 million; 2006 – US$1.0 million)	2011	7.53%	**1.0**	1.1
			20.0	17.7
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$85.0 million; 2006 – US$85.0 million) [2]	2015	Floating LIBOR rate plus 1.7%	**84.0**	99.1
Senior secured notes subject to fixed interest rates (US$75.0 million; 2006 – US$75.0 million) [2]	2013, 2015	6.65%	**74.1**	87.4
JWA acquisition credit facility (US$145.0 million) [3]	2007	Floating LIBOR rate plus credit applicable spread	**–**	–
Medium Term Notes [4]	2016	5.57%	**–**	–
			158.1	186.5
Total revolving term bank credits and term loans before deferred financing fees			**340.5**	346.7
Deferred financing fees			**(2.5)**	–
Revolving term bank credits and term loans			**338.0**	346.7
Current maturities			**(3.9)**	(2.7)
Revolving term bank credits and term loans			**334.1**	344.0

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada have revolving term bank credit borrowing capacity of $595.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) Senior Secured Notes (the Notes) totaling US$160.0 million (CDN $158.1 million at December 31, 2007 (2006 – CDN $186.5 million) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities and interest rates. The estimated fair value of the Notes at December 31, 2007 was CDN $163.8 million (2006 – CDN $181.0 million). In conjunction with the issue of the Notes, Superior swapped US $85.0 million (CDN $84.0 million at December 31, 2007 (2006 – CDN $99.1 million) of the fixed rate obligation into a US dollar floating rate obligation.

(3) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million to partially finance the acquisition of JWA. The facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006 from proceeds raised through the issuance of Medium Term Notes.

(4) On March 3, 2006, Superior issued $200.0 million, 5.50% coupon, Medium Term Notes maturing on March 3, 2016 with an effective yield to maturity of 5.57%. This facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. On August 8, 2006, Superior repaid the Medium Term Notes from borrowings under the revolving term credit facilities referred to in footnote 1 above, providing enhanced debt repayment and covenant flexibility.

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	3.9
Due in 2009	10.9
Due in 2010	168.5
Due in 2011	33.7
Due in 2012	32.6
Subsequent to 2012	90.9
Total	340.5

10. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1, and 5.85% Series 1 as follows:

	Series 1 [1]	Series 2 [2]	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Interest rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$ 16.00	$ 20.00	$ 36.00	$ 31.25		
Debentures outstanding at December 31, 2006 [3]	8.1	59.2	174.9	75.0	(3.3)	313.9
Conversion and repayment / redemption of Debentures and accretion of discount during 2007	(8.1)	(59.2)	–	–	0.7	(66.6)
Deferred issue costs	–	–	(4.8)	(2.5)		(7.3)
Debentures outstanding	–	–	170.1	72.5	(2.6)	240.0
Quoted market value December 31, 2007	–	–	152.2	67.5		
Quoted market value December 31, 2006	8.2	60.8	157.5	66.4		

[1] On July 31, 2007, $8.1 million Series 1, 8% Debentures matured and were repaid.

[2] On November 5, 2007, $59.2 million Series 2, 8% Debentures were redeemed.

[3] As at December 31, 2006, the current portion of Series 1, 8% Debentures outstanding was $8.1 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

11. Future Employee Benefits

Superior Propane and ERCO Worldwide have defined benefit (DB) and defined contribution (DC) pension plans covering most employees. The benefits provided under DB pension plans are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2007 and 2006 in aggregate, is as follows:

	Superior Propane Pension Benefit Plans		ERCO Pension Benefit Plans		Total Other Benefit Plans	
	2007	2006	**2007**	2006	**2007**	2006
Accrued benefit obligation, beginning of year	**53.9**	56.0	**60.9**	56.9	**26.3**	25.9
Current service cost	**0.1**	0.3	**2.7**	2.7	**0.5**	0.5
Past service cost	**–**	–	**–**	–	**(2.5)**	–
Interest cost	**2.7**	2.9	**3.3**	3.1	**1.4**	1.4
Benefits paid	**(4.1)**	(4.1)	**(1.7)**	(1.4)	**(1.1)**	(1.1)
Actuarial loss (gain)	**(1.4)**	(1.2)	**(1.2)**	(0.4)	**0.1**	(0.4)
Accrued benefit obligation, end of year	**51.2**	53.9	**64.0**	60.9	**24.7**	26.3
Fair value of plan assets, beginning of year	**63.6**	63.4	**53.2**	45.1	**–**	–
Actual return on plan assets	**0.2**	6.8	**0.6**	6.5	**–**	–
Transfers to defined contribution plan	**(2.6)**	(2.5)	**–**	–	**–**	–
Employer contributions	**–**	–	**3.8**	3.0	**1.1**	1.1
Benefits paid	**(4.1)**	(4.1)	**(1.7)**	(1.4)	**(1.1)**	(1.1)
Fair value of plan assets, end of year	**57.1**	63.6	**55.9**	53.2	**–**	–
Funded status – plan surplus (deficit)	**5.9**	9.7	**(8.1)**	(7.7)	**(24.7)**	(26.3)
Unamortized net actuarial loss	**16.0**	14.0	**1.8**	(0.2)	**9.4**	9.9
Unamortized past service costs	**–**	–	**0.3**	0.6	**(2.5)**	–
Unamortized transitional asset	**–**	–	**–**	–	**–**	–
Accrued net pension asset	**21.9**	23.7				
Accrued net benefit obligation			**(6.0)**	(7.3)	**(17.8)**	(16.4)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			**(4.2)**	(3.4)	**(1.1)**	(1.1)
Long-term accrued net benefit obligation (2007: $18.5 million; 2006: $19.2 million)			**(1.8)**	(3.9)	**(16.7)**	(15.3)

The accrued net pension asset related to the Superior Propane pension benefit plan in 2007 was $21.9 million (2006 – $23.7 million) and an expense for the year ended December 31, 2007 of $1.8 million (2006 – $2.2 million). The accrued net benefit obligation related to the ERCO Worldwide pension benefit plan in 2007 was $6.0 million (2006 – $7.3 million) and an expense for the year ended December 31, 2007 of $2.5 million (2006 – $2.7 million).

The accrued net benefit obligation related to the total other benefit plans of Superior Propane and ERCO Worldwide in 2007 was $17.8 million (2006 – $16.4 million) and an expense for the year ended December 31, 2007 of $2.5 million (2006 – $2.5 million).

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2007 was $2.6 million (2006 – $2.5 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. Superior Propane expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

Notes to the Consolidated Financial Statements

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2007	2006	**2007**	2006
Discount rate	**5.50%**	5.25%	**5.50%**	5.25%
Expected long-term rate-of-return on plan assets [(1)]	**7.00%**	7.00%	**-**	-
Rate of compensation increase	**3.50%**	3.25%	**3.50%**	3.25%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued Other Benefit Plan Obligations is 10% initially, decreasing gradually to 5% in 2010 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $2.4 million and a change to the current service expense of $0.2 million.

The most recent funding valuation dates for Superior's defined benefits plans range from January 1, 2006 to January 1, 2007. The next funding valuation dates are scheduled between January 1, 2009 and January 1, 2010.

The fair value of defined benefit plan assets at December 31, 2007 are comprised of the following major investment categories: Cash and cash equivalents 3% (2006 – 2%); Bonds 34% (2006 – 38%); Equities 63% (2006 – 60%).

12. Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which the Fund has immediate access. Where bid and ask prices are unavailable, the Fund uses the closing price of the most recent transaction of the instrument. In the absence of an active market, the Fund determined fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Fund looks primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreements, the valuation of these agreements requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term price of electricity has a material impact on the fair value of these agreements. Any changes in the fair values of financial instruments classified or designated as held-for-trading measured at fair value are recognized in net income.

Notes to the Consolidated Financial Statements

FINANCIAL AND NON-FINANCIAL DERIVATIVES

Description	Notional	Term	Effective Rate	Fair Value as at December 31, 2007	Fair Value as at January 1, 2007
Natural gas financial swaps – NYMEX	43.6 GJ [1]	2008-2011	US$7.30/GJ	33.4	26.9
Natural gas financial swaps – AECO	36.4 GJ [1]	2008-2012	$7.74/GJ CDN	(18.7)	(29.4)
SEM electricity swaps	0.2 MW [2]	2008-2013	$72.54/MWh	(0.4)	–
Foreign currency forward contracts, net	US$170.2 [3]	2007-2011	1.17	(46.0)	(15.0)
Interest rate swaps – US	US$85.0 [3]	2013-2015	4.95%	2.6	(1.2)
Interest rate swaps – CDN	$100.0 CDN [3]	2007	5.33%	–	0.6
Propane wholesale purchase and sale contracts, net	14.4 USG [4]	2007-2008	$1.25/USG	5.5	3.2
ERCO fixed-price electricity purchase agreement	45 MW [2]	2008-2017	$45-$52/MWh	26.6	27.4

[1] Millions of gigajoules purchased [2] Mega watts (MW) on a 24/7 continual basis per year purchased [3] Millions of dollars purchased [4] Millions of United States gallons purchased.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	23.8	34.7	21.6	22.2
SEM electricity swaps	–	0.1	0.3	0.2
Foreign currency forward contracts, net	7.3	2.6	24.0	31.9
Interest rate swaps	0.7	1.9	–	–
Propane wholesale purchase and sale contracts	10.7	–	5.2	–
ERCO fixed-price power purchase agreements	5.5	21.1	–	–
As at December 31, 2007	48.0	60.4	51.1	54.3
As at January 1, 2007 upon adoption of new financial instruments accounting requirements	33.7	76.4	36.1	61.5

	Year Ended December 31, 2007	
Description	Realized Gain (Loss)	Unrealized Gain (Loss)
Natural gas financial swaps – NYMEX and AECO	(14.9)	7.3
SEM electricity swaps	–	(0.4)
Foreign currency forward contracts, net	(4.5)	(33.3)
Interest rate swaps	–	3.8
Propane wholesale purchase and sale contracts	–	2.3
ERCO fixed-price power purchase agreements	7.6	(0.7)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	(11.8)	(21.0)
Foreign currency translation of senior secured notes	–	27.7
Foreign currency translation of ERCO royalty assets	–	(4.0)
Total realized and unrealized gains (losses)	(11.8)	2.7

NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Fund's accounts receivables have been designated as available for sale due to the Fund's accounts receivable securitization program, while the Fund's accounts payable, distributions and interest payable to Unitholders and Debentureholders, while revolving term bank credits and term loans and Debentures have been designated as other liabilities. The carrying value of the Fund's cash, accounts receivable, accounts payable, and distributions and interest payable to Unitholders and Debentureholders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of the Fund's revolving term bank credits and term loans, and Debentures, is provided in Notes 9 and 10 of the Consolidated Financial Statements.

FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Derivative and non-financial derivatives are used by the Fund to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Fund's policy is not to use derivative or non-financial derivative instruments for speculative purposes. The Fund does not formally designate its derivatives as hedges, as a result, the Fund does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity in deregulated markets.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

13. Income Taxes of Superior

The Fund is a Mutual Fund Trust for income tax purposes. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including Superior Plus Income Fund, effective January 1, 2011. Prior to the legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 29.5% in 2011 and 28.0% in years thereafter. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Accordingly, the Fund began recording a Canadian future income tax provision effective June 30, 2007. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

The Fund expects it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

Total income taxes are different than the amount computed by applying the corporate Canadian enacted statutory rate for 2007 of 31.5% (2006 – 32.5%). The reduction in statutory rates reflects previously enacted federal tax rate reductions. The reasons for these differences are as follows:

	2007	2006
Net earnings (loss) from continuing operations	119.4	(55.6)
Income of the Fund taxed directly in the hands of the Unitholders	(89.1)	(83.8)
Income tax recovery of Superior	(5.1)	(100.0)
Earnings (loss) of the Fund before taxes and after distribution of income to Unitholders	25.2	(239.4)
Computed income tax expense (recovery) as a corporate entity	7.9	(77.8)
Establishment of future income tax due to taxation of trusts effective 2011	(12.9)	–
Higher effective foreign tax rates	1.7	(2.8)
Changes in future income tax rates	0.3	(4.2)
Federal and provincial capital taxes	–	1.7
Non-deductible costs and other	(2.1)	16.3
Canadian corporate income taxes	–	(33.2)
Income tax expense (recovery) of Superior	(5.1)	(100.0)

The components of the future income tax asset (liability) as at December 31, 2007 and 2006 are as follows:

	2007	2006
Tax values over carrying value of tangible assets	18.0	7.0
Accounting reserves, deductible when paid	1.3	0.2
Benefit of tax loss carry forwards	4.9	1.0
Unrealized gains/losses on financial instruments	(3.0)	–
Other	(0.9)	1.6
Future income tax asset	20.3	9.8

14. Unitholders' Equity

AUTHORIZED

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders' Equity
Unitholders' equity, December 31, 2005	85.5	828.8
Conversion of Debentures – (8% Series 1 – $0.8 million converted at $16 per trust unit, 8% Series 2 – $0.1 million converted at $20 per trust unit)	–	0.9
Exercise of trust unit warrants	–	0.2
Trust unit incentive plan compensation recovery	–	(1.2)
Repayment of management internalization loans receivable	–	2.6
Other comprehensive income	–	0.8
Net earnings	–	(80.8)
Distributions to Unitholders	–	(155.7)
Unitholders' equity, December 31, 2006	**85.5**	**595.6**
Trust unit distribution reinvestment program	2.0	25.3
Conversion of 8%, Series 1 Debentures ($0.7 million converted at $16 per trust unit)	–	0.7
Transitional adjustment to accumulated other comprehensive income (loss) upon implementation of financial instruments	–	(18.1)
Cumulative impact of deficit upon implementation of financial instruments	–	30.6
Net earnings (loss)	–	119.8
Other comprehensive income (loss)	–	(2.3)
Distributions to Unitholders [(1)]	–	(134.9)
Unitholders' equity, December 31, 2007	**87.5**	**616.7**

(1) Distributions to Unitholders are declared at the discretion of the Fund's Trustee, in accordance with the Fund's Declaration of Trust.

Unitholders' capital, deficit and accumulated other comprehensive income (loss) as at December 31, 2007 and December 31, 2006 consists of the following components:

	2007	2006
Unitholders' capital		
Trust unit equity	**1,362.0**	1,336.0
Conversion feature on warrants and convertible debentures	**4.8**	4.8
	1,366.8	1,340.8
Accumulated deficit		
Retained earnings from operations	**433.3**	313.5
Cumulative impact to deficit upon implementation of financial instruments (Note 2(b))	**30.6**	–
Accumulated distributions on trust unit equity	**(1,193.7)**	(1,058.8)
	(729.8)	(745.3)
Accumulated other comprehensive income (loss)		
Balance at beginning of year	–	–
Transitional adjustment upon implementation of financial instruments (Note 2(b))	**(18.0)**	(0.7)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(13.5)**	0.8
Reclassification of derivative gains and losses previously deferred	**11.2**	–
	(20.3)	0.1

At December 31, 2007, the Fund had 2.3 million trust unit warrants outstanding (December 31, 2006 – 2.3 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

15. Net Earnings (Loss) per Trust Unit

	2007	2006
Net earnings (loss) per trust unit computation, basic and diluted [1]		
Net earnings (loss) from continuing operations	119.4	(55.6)
Net earnings (loss) from discontinued operations	0.4	(25.2)
Net earnings (loss)	119.8	(80.8)
Weighted average trust units outstanding	86.5	85.5
Net earnings (loss) from continuing operations per trust unit, basic and diluted	$ 1.38	$ (0.65)
Net earnings (loss) from discontinued operations per trust unit, basic and diluted	$ –	$ (0.29)
Net earnings (loss) per trust unit, basic and diluted	$ 1.38	$ (0.94)

[1] All outstanding trust unit options and warrants were excluded from this calculation as they were anti-dilutive.

16. Trust Unit Based Compensation

(I) RESTRICTED/PERFORMANCE TRUST UNITS

Under the terms of Superior's long-term incentive program, restricted trust units (RTUs) and/or performance trust units (PTUs) can be granted to directors, senior officers and employees of Superior. Both types of units entitle the holder to receive cash compensation in relation to the value of a specified number of underlying notional trust units. This plan replaces the trust unit incentive plan for 2006 and subsequent years. RTUs vest evenly over a period of three years commencing from the date of grant, except for RTUs issued to directors which vest three years from the date of grant. Payments are made on the anniversary of the RTU to the holders entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units. PTUs, vest three years from the date of grant and their notional value is dependant on the Fund's performance vis-à-vis other trusts' performance based on certain benchmarks. As at December 31, 2007 there were 741,969 RTUs outstanding (2006 – 493,107 RTUs) and 193,838 PTUs outstanding (2006 – 149,487 PTUs). For the year ended December 31, 2007 total compensation expense related to RTUs and PTUs was $4.7 million (2006 – $1.2 million).

(II) TRUST UNIT INCENTIVE PLAN (TUIP)

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a four-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted subsequent to 2003 were granted for a five-year term and are exercisable as to one-fifth immediately and an additional one-fifth on each anniversary date of the grant. During 2007 and 2006, no options were issued and no trust units were issued as a result of the TUIP.

Notes to the Consolidated Financial Statements

A summary of the status of the Fund's TUIP as at December 31, 2007 and 2006 and changes during these years is detailed below:

	2007		2006	
	Options (000s)	Weighted Average Exercise Price	Options (000s)	Weighted Average Exercise Price
Options outstanding at beginning of year	1,086	$ 22.69	1,177	$ 22.82
Granted	–	–	–	–
Exercised	–	–	(16)	19.13
Forfeited	(585)	21.67	(75)	25.55
Options outstanding at end of year	501	$ 23.87	1,086	$ 22.69
Options exercisable at end of year	432	$ 22.96	539	$ 21.51

The following summarizes information about the trust unit options outstanding as at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000s) Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000s) Outstanding	Weighted Average Exercise Price
$17.46 – $21.00	250	0.3	$ 19.65	250	$ 19.65
$22.80 – $28.76	118	1.3	$ 25.17	102	$ 25.06
$29.29 – $32.19	133	2.3	$ 30.68	80	$ 30.68

17. Supplemental Disclosure of Non-Cash Operating Working Capital Changes

As at December 31	2007	2006
Changes in non-cash working capital:		
Accounts receivable and other	(19.7)	4.3
Inventories	37.6	3.5
Accounts payable and accrued liabilities	(31.5)	9.6
Distributions and interest payable to Unitholders and Debentureholders	(5.8)	(6.7)
Other	(15.3)	11.9
	(34.7)	22.6

18. Commitments

(i) Lease and capital commitments for rail cars, vehicles, premises and other equipment for the next five years and thereafter are as follows:

2008	42.5
2009	25.9
2010	20.0
2011	15.2
2012	11.1
2013 and thereafter	20.6

(ii) Purchase commitments under long-term natural gas and propane contracts for the next five years and thereafter are as follows:

	CDN$ (1) Natural Gas	US$ (1) Natural Gas	CDN$ Propane	US$ Propane
2008	64.2	134.3	6.6	32.3
2009	31.1	130.3	–	–
2010	15.6	58.1	–	–
2011	3.0	2.8	–	–
2012	0.4	–	–	–
2013 and thereafter	–	–	–	–

(1) Does not include the impact of financial derivatives. (See Note 12.)

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

(iii) ERCO Worldwide has entered into a fixed-price electricity purchase contract for its Alberta power requirements, for 10 years at an average cost of $45.00 to $52.00 per megawatt hour. Commitments for the next five years and thereafter are as follows:

2008	17.7
2009	17.7
2010	17.7
2011	17.7
2012	17.7
2013 and thereafter	88.5

19. Related Party Transactions and Agreements

(I) MANAGEMENT INTERNALIZATION TRANSACTION

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. As part of the internalization transaction, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four-year period in the form of annual retention bonuses of which $0.5 million was repaid in 2007 (2006 – $2.1 million). As at December 31, 2007, the remaining loans receivable was $nil (December 31, 2006 – $0.5 million).

(II) MANAGEMENT TRUST UNIT PURCHASE PLAN LOAN GUARANTEE

In accordance with the term of the Management Trust Unit Purchase Plan (the MTUPP), certain of Superior's senior employees were eligible to obtain guarantees from Superior related to the purchase of trust units of the Fund, whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 100% of the loan amount. During 2007, the MTUPP was cancelled, and as a result, as at December 31, 2007 Superior had no associated obligation (December 31, 2006 – an obligation of $2.8 million).

20. Business Segments

Superior operates four continuing distinct business segments; a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). JW Aluminum Company (JWA or JW Aluminum), a manufacturer of specialty flat-rolled aluminum products, has been sold and classified as a discontinued operation. (See Note 3.) Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

Year ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	1,075.7	447.0	512.3	320.4	–	2,355.4
Cost of products sold	(782.7)	(260.5)	(382.5)	(256.1)	–	(1,681.8)
Realized gains (losses) on financial instruments	1.2	21.2	–	(34.2)	–	(11.8)
Gross profit	294.2	207.7	129.8	30.1	–	661.8
Expenses						
Operating and administrative	196.9	120.8	93.1	18.4	10.5	439.7
Amortization of property, plant and equipment	15.7	38.0	3.9	–	–	57.6
Amortization of intangible assets	–	4.6	0.3	–	–	4.9
Interest on revolving term bank credits and term loans	–	–	–	–	25.2	25.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	19.5	19.5
Accretion of convertible debenture issue costs	–	–	–	–	2.8	2.8
Management internalization costs	–	–	–	–	0.5	0.5
Unrealized (gains) losses on financial instruments	(2.3)	5.5	–	(6.9)	1.0	(2.7)
	210.3	168.9	97.3	11.5	59.5	547.5
Net earnings (loss) before income taxes from continuing operations	83.9	38.8	32.5	18.6	(59.5)	114.3
Income tax recovery (expense)	19.9	(15.9)	0.8	(0.8)	1.1	5.1
Net earnings from continuing operations	103.8	22.9	33.3	17.8	(58.4)	119.4
Net earnings from discontinued operations (Note 3)						0.4
Net Earnings						119.8

Notes to the Consolidated Financial Statements

Year ended December 31, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	985.4	437.2	518.7	325.6	(2.6)	2,264.3
Cost of products sold	(712.5)	(233.1)	(386.5)	(303.9)	2.6	(1,633.4)
Gross profit	272.9	204.1	132.2	21.7	–	630.9
Expenses						
Operating and administrative	185.3	122.1	87.1	11.7	17.6	423.8
Amortization of property, plant and equipment	20.4	47.9	3.7	–	–	72.0
Amortization of intangible assets	–	4.7	0.4	–	–	5.1
Interest on revolving term bank credits and term loans	–	–	–	–	43.1	43.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	20.2	20.2
Accretion of convertible debenture issue costs	–	–	–	–	2.3	2.3
Management internalization costs	–	–	–	–	1.3	1.3
Impairment of property, plant, and equipment and goodwill	–	218.7	–	–	–	218.7
	205.7	393.4	91.2	11.7	84.5	786.5
Net earnings (loss) before income taxes from continuing operations	67.2	(189.3)	41.0	10.0	(84.5)	(155.6)
Income tax recovery (expense)	48.6	130.0	5.0	2.6	(86.2)	100.0
Net earnings (loss) from continuing operations	115.8	(59.3)	46.0	12.6	(170.7)	(55.6)
Net loss from discontinued operations (Note 3)						(25.2)
Net Loss						(80.8)

TOTAL ASSETS, NET WORKING CAPITAL, ACQUISITIONS AND OTHER CAPITAL EXPENDITURES

	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
As at December 31, 2007						
Net working capital	73.9	19.0	65.7	8.8	5.6	173.0
Total assets	663.0	533.1	195.2	115.2	36.3	1,542.8
As at December 31, 2006						
Net working capital	60.8	32.0	69.7	(2.6)	19.0	178.9
Total assets	679.5	566.4	202.8	46.7	41.5	1,536.9
For the year ended December 31, 2007						
Acquisitions	–	–	4.3	–	–	4.3
Other capital expenditures	0.4	6.0	0.9	1.5	–	8.8
For the year ended December 31, 2006						
Acquisitions	–	–	–	–	–	–
Other capital expenditures	–	51.4	1.6	–	–	53.0

GEOGRAPHIC INFORMATION

	Canada	United States	Other	Total Consolidated	Discontinued Operations (Note 3)
Revenues for the year ended December 31, 2007	1,934.0	346.4	75.0	2,355.4	–
Property, plant and equipment as at December 31, 2007	428.1	28.8	57.5	514.4	–
Total assets as at December 31, 2007	1,360.2	117.8	64.8	1,542.8	–
Revenues for the year ended December 31, 2006	1,824.0	392.5	47.8	2,264.3	573.3
Property, plant and equipment as at December 31, 2006	468.1	33.2	69.8	571.1	–
Total assets as at December 31, 2006	1,305.4	148.5	83.0	1,536.9	–

SELECTED HISTORICAL INFORMATION

Superior Propane

(millions of dollars except litres of propane and per litre amounts)	2007	2006	Years Ended December 31 2005	2004	2003
Litres of propane sold (millions)	**1,429**	1,386	1,468	1,546	1,625
Total sales margin (cents per litre)	**20.6**	19.7	19.4	18.6	17.9
Revenues	**1,075.7**	985.4	856.2	720.2	727.1
Cost of products sold	**781.5**	712.5	571.8	433.5	436.5
Gross profit [1]	**294.2**	272.9	284.4	286.7	290.6
Cash operating, administrative and tax costs	**194.8**	182.6	187.4	175.1	178.4
Cash generated from operations before changes in net working capital	**99.4**	90.3	97.0	111.6	112.2

[1] Includes gross profit from other service revenues.

ERCO Worldwide

(millions of dollars except thousands of metric tonnes ("MT") and per MT amounts)	2007	2006	Years Ended December 31 2005	2004	2003
Total chemical sales (MT)	**768**	756	742	649	574
Average chemical selling price (dollars per MT)	**558**	540	550	571	573
Revenues	**460.6**	437.2	431.6	396.0	356.3
Cost of products sold	**252.9**	233.1	224.7	202.8	183.3
Gross profit	**207.7**	204.1	206.9	193.2	173.0
Cash operating, administrative and tax costs	**119.7**	120.9	105.7	94.3	89.2
Cash generated from operations before changes in net working capital	**88.0**	83.2	101.2	98.9	83.8

Winroc

(millions of dollars)	2007	2006	Years Ended December 31 2005	2004 [1]	2003 [1]
Revenues	**512.3**	518.7	486.6	384.3	310.9
Cost of products sold	**382.5**	386.5	368.8	300.0	245.6
Gross profit	**129.8**	132.2	117.8	84.3	65.3
Cash operating, administrative and tax costs	**94.6**	91.0	82.0	56.4	47.4
Cash generated from operations before changes in net working capital	**35.2**	41.2	35.8	27.9	17.9

[1] Winroc was acquired effective June 11, 2004. Prior year results are unaudited and provided for comparison purposes.

Superior Energy Management

(millions of dollars except per gigajoule ("GJ") and per GJ amounts)	Years Ended December 31				
	2007	2006	2005	2004	2003
Natural gas sold (millions of GJs)	**37**	40	37	28	21
Natural gas sales margin (cents per GJ)	**81.3**	54.3	39.2	47.7	38.8
Revenues	**320.4**	325.6	288.4	211.3	152.2
Cost of products sold	**290.3**	303.9	273.9	197.9	144.1
Gross profit	**30.1**	21.7	14.5	13.4	8.1
Cash operating, administrative and selling costs	**18.0**	11.4	9.2	5.7	3.6
Cash generated from operations before changes in net working capital	**12.1**	10.3	5.3	7.7	4.5

Consolidated Financials

(millions of dollars except average number of trust units and per trust unit amounts)	Years Ended December 31				
	2007	2006	2005	2004	2003
Revenues	**2,355.4**	2,264.3	2,059.2[1]	1,552.8	1,234.3
Gross profit	**661.8**	630.9	623.6[1]	542.8	471.7
Operating distributable cash flow	**225.6**	250.1	231.4	219.4	190.6
Distributable cash flow	**170.4**	180.4	187.0	184.4	146.5
Per trust unit	**$ 1.97**	$ 2.11	$ 2.35	$ 2.54	$ 2.47
Average number of trust units outstanding (millions)	**86.5**	85.5	79.7	72.7	59.4
Growth capital	**8.8**	53.0	509.5[1]	126.3	129.8
Total assets	**1,542.8**	1,536.9	2,373.6	1,579.7	1,475.3
Total revolving term bank credit and term loans [2]	**438.0**	441.7	744.7	546.2	417.8

[1] Adjusted for discontinued operations.
[2] Includes accounts receivable securitization program.

Corporate Information

BOARD OF DIRECTORS

SUPERIOR PLUS

Grant D. Billing
Chairman and CEO
Calgary, Alberta

Catherine (Kay) M. Best (1)
Calgary, Alberta

Robert J. Engbloom, Q.C. (2)
Calgary, Alberta

Randall J. Findlay (2)
Calgary, Alberta

Norman R. Gish (3)
Calgary, Alberta

Peter A.W. Green (1) (2)
Lead Director
Campbellville, Ontario

James S.A. MacDonald (3)
Toronto, Ontario

Walentin (Val) Mirosh (3)
Calgary, Alberta

David P. Smith (1)
Toronto, Ontario

Peter Valentine (1)
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Governance and Nominating Committee
(3) Member of Compensation Committee

OFFICERS

SUPERIOR PLUS INC.
GENERAL PARTNER OF SUPERIOR PLUS LP

Grant D. Billing
Chairman and CEO

Wayne M. Bingham
Executive Vice-President
and Chief Financial Officer

John D. Gleason
President, Superior Propane
a division of Superior Plus LP

Greg L. McCamus
President, Superior Energy Management
a division of Superior Plus LP

Paul S. Timmons
President, ERCO Worldwide
a division of Superior Plus LP

Paul J. Vanderberg
President, Winroc
a division of Superior Plus LP

Jay Bachman
Corporate Controller

A. Scott Daniel
Vice-President, Treasurer and
Investor Relations

Craig S. Flint
Vice-President, Business Process
and Compliance

Leanne E. Likness
Corporate Secretary

DIVISIONS OF SUPERIOR PLUS LP

Superior Propane
1111–49 Avenue NE
Calgary, Alberta T2E 8V2
Telephone: (403) 730-7500
Facsimile: (403) 730-7512
Toll Free: 1-877-341-7500
Website: www.superiorpropane.com

ERCO Worldwide
302 The East Mall, Suite 200
Toronto, Ontario M9B 6C7
Telephone: (416) 239-7111
Facsimile: (416) 239-0235
Website: www.ercoworldwide.com

Winroc
4949–51 Street SE
Calgary, Alberta T2B 3S7
Telephone: (403) 236-5383
Facsimile: (403) 279-0372
Website: www.winroc.com

Superior Energy Management
6860 Century Avenue
East Tower, Suite 2001
Mississauga, Ontario L5N 2W5
Telephone: (866) 772-7727
Facsimile: (905) 542-7715
Website: www.superiorenergy.ca

Unitholder Information

SUPERIOR PLUS INCOME FUND

Suite 2820, 605–5 Avenue SW
Calgary, Alberta T2P 3H5
Telephone: (403) 218-2970
Facsimile: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: info@superiorplus.com
Website: www.superiorplus.com

TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada
Suite 710, 530–8 Avenue SW
Calgary, Alberta T2P 3S8
or:
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone: 1-888-564-6253
Facsimile: 1-888-453-0330
E-mail inquiries: careregistryinfo@computershare.com
Website: www.computershare.com

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
3000 Scotia Centre
700–2nd Street SW
Calgary, Alberta T2P 0S7

ANNUAL GENERAL MEETING

The Annual Meeting of Unitholders of the Fund will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333-4 Avenue SW, Calgary, on Tuesday, May 6, 2008 at 2:00 p.m. (MST).

CASH DISTRIBUTIONS

The Fund pays distributions on a monthly basis. The record date for each distribution will be the last day of the month and the payment will be made on or before the fifteenth day of the following month. Effective April 15, 2008, the current annualized distribution rate is $1.62 per trust unit.

TORONTO STOCK EXCHANGE (TSX) LISTINGS

SPF.un: Superior Plus Income Fund trust units

SPF.db.b: 5.75% Convertible Debentures
Convertible at $36.00 per trust unit
Maturity Date: December 31, 2012

SPF.db.c: 5.85% Convertible Debentures
Convertible at $31.25 per trust unit
Maturity Date: October 31, 2015

SPF.UN UNIT PRICE AND VOLUMES – TSX

Quarterly high, low, close and volumes for 2007 and 2006.

The table below sets forth the high and low prices, as well as the volumes, for the Fund's trust units as traded on the TSX, on a quarterly basis.

	2007			2006		
	High	**Low**	**Volume**	High	Low	Volume
First quarter	**$ 12.93**	**$ 10.62**	**18,350,330**	$ 24.40	$ 17.11	24,866,275
Second quarter	**$ 15.80**	**$ 12.46**	**20,360,232**	$ 17.65	$ 9.85	52,965,998
Third quarter	**$ 16.27**	**$ 12.50**	**14,856,184**	$ 12.98	$ 10.60	20,300,593
Fourth quarter	**$ 13.48**	**$ 10.99**	**10,183,631**	$ 13.95	$ 9.26	22,601,020
Year	**$ 16.27**	**$ 10.62**	**63,750,377**	$ 24.40	$ 9.26	120,733,886

Designed and produced by Merlin Edge Inc. www.merlinedge.com Printed in Canada

Superior Plus
Income Fund

For more information about the Superior Plus Income Fund
send your inquiries to: info@superiorplus.com

Superior Plus Income Fund | Suite 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5

Tel: 403-218-2970 Fax: 403-218-2973 Toll Free: 1-866-490-7587

www.superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN

Calgary, February 28, 2008

For Immediate Release

Superior Plus Announces a 4% Increase in Cash Distribution and Suspension of the Distribution Reinvestment Program

March 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced a 4% increase of $0.005 per trust unit in its cash distribution for the month of March 2008 of $0.135 per trust unit payable on April 15, 2008. The record date is March 31, 2008 and the ex-distribution date will be March 27, 2008. The Fund's annualized cash distribution rate is expected to be $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

DRIP

The Fund also announces that it is suspending its Distribution Reinvestment Plan ("DRIP"). Superior achieved strong performance from all of its businesses in 2007 resulting in surplus cashflow, declining debt levels and a lower than targeted payout ratio. The Fund continues to have a positive outlook and considers this program to be dilutive at this time. The DRIP will be available for the Fund's February monthly distribution payable on March 14, 2008, but will not be available for future monthly distributions of the Fund until further notice. Accordingly, the DRIP will not be available commencing with the Fund's March 2008 distribution payable on April 15, 2008. Unitholders of the Fund who are participants under the DRIP should refer to the Fund's website (www.superiorplus.com) for further information regarding the suspension of the DRIP.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	87.9 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

TSX: SPF.UN

Superior Plus Income Fund

2008 MAR 25 A 9:37

A DIVERSIFIED BUSINESS TRUST
focused on stability of distributions and value growth

February 28, 2008

Superior Plus Announces Strong 2007 Year-End Results and a 4% Distribution Increase

Highlights

- Fourth quarter performance was strong with operating distributable cash flow from continuing operations up by 14% and overall distributable cash flow per trust unit up by 11% from the fourth quarter of 2006.
- Distributable cash flow per trust unit for the year-ended December 31, 2007 was $1.97, which exceeded the Fund's 2007 annual guidance range of $1.80-$1.90 per unit.
- Distributions paid per trust unit in 2007 remained stable at $0.13 per month ($1.56 annualized) and resulted in an annual payout ratio of 79%.
- Superior Plus announces a distribution increase of 4% to $0.135 per unit per month ($1.62 annualized) as a result of solid operating and financial results commencing with the April 15, 2008 payment.
- Superior Propane results were at the high-end of the guidance range, an increase of 22% over the fourth quarter of 2006 and an annual increase of 10% from 2006 driven by increased volumes and value-added services revenue.
- ERCO Worldwide results exceeded the forecast range, an increase of 13% over the fourth quarter of 2006 and an increase of 5% from 2006 primarily due to strong chemical volumes and higher prices.
- Winroc results were at the high-end of the guidance range, marginally lower than the fourth quarter of 2006 and consistent with the 2006 record results despite weaker residential housing demand in the United States.
- Superior Energy Management results were as forecast, consistent with the fourth quarter of 2006 and a 17% increase from 2006.
- Total debt outstanding decreased by $72.8 million from December 31, 2006 levels resulting in Senior Debt to EBITDA ratio of 1.9x and Total Debt to EBITDA ratio of 3.0x as at December 31, 2007.
- Superior's US denominated cash flows are hedged 94% for 2008 and 50% for 2009.

Financial Summary

	Three Months Ended Dec. 31		Years Ended Dec. 31	
(millions of dollars, except per trust unit amounts)	**2007**	2006	**2007**	2006
Financial				
Operating distributable cash flow				
Superior Propane	**39.9**	32.6	**99.6**	90.6
ERCO Worldwide ("ERCO")	**22.6**	20.0	**79.3**	75.7
Winroc	**10.1**	10.7	**34.6**	34.6
Superior Energy Management ("SEM")	**2.8**	3.0	**12.1**	10.3
	75.4	66.3	**225.6**	211.2
Discontinued operations – JW Aluminum ("JWA")	–	8.1	–	38.9
	75.4	74.4	**225.6**	250.1
Interest	**(10.7)**	(16.4)	**(44.7)**	(63.3)
Corporate costs	**(1.7)**	(2.4)	**(10.5)**	(6.4)
Distributable cash flow	**63.0**	55.6	**170.4**	180.4
Distributable cash flow per trust unit, basic and diluted	**$0.72**	$0.65	**$1.97**	$2.11
Average number of trust units outstanding (millions)	**87.3**	85.5	**86.5**	85.5
Distributions paid per trust unit	**$0.39**	$0.39	**$1.56**	$1.82

For Superior Plus, 2007 was an excellent year with strong results from each of the four divisions. The Fund is well diversified and consists of high-quality, businesses with growth opportunities in each of its core sectors: Propane Distribution, Specialty Chemicals, Construction Products Distribution, and Fixed-Price Energy Services. All of Superior's businesses have an inventory of efficiency improvement projects and growth opportunities, positioning the Fund to execute on its long-term objective of stability of distributions with value growth. The strong performance in 2007 and the positive outlook going forward supported the Board's decision to increase the monthly cash distribution rate by 4%.

Over the past year, we increased efficiencies in our core businesses, strengthened our balance sheet, and proactively managed risk factors. In addition, we improved our corporate governance processes and enhanced our Board of Directors with the addition of three new members. The new members provided valuable expertise and relevant experience to the Board and their respective business advisory committees on which they sit.

Execution of the Growth Strategy

2007 marked the launch of Superior's corporate growth strategy which included the following major accomplishments:

- Superior Propane increased sales volumes by 3% as a result of customer improvement initiatives and weather conditions consistent with the historical five-year average.
- Superior Propane's customer service initiative was enhanced with a reorganization of the business into six regional markets allowing for increased focus on customer retention and growth through improved service.
- Superior Propane's total gross profit increased to $294.2 million from $272.9 million representing an increase of 8% over the prior year primarily driven from increases in volumes, margins and value-added services.
- ERCO achieved a 98% average utilization rate at its facilities demonstrating excellent operational management and continued progress on its efficiency improvement projects.
- ERCO announced the US$95 million Port Edwards modernization and expansion project.
- SEM expanded into the British Columbia fixed-price natural gas market and entered the Ontario fixed-price electricity market penetrating two new growth channels.
- SEM established long-term supply partnerships with Bruce Power LP and Constellation Energy Commodities Group, Inc. providing increased financial flexibility and stability of supply for its customers.
- Winroc added two new greenfield locations and completed two regional tuck-in acquisitions while maintaining a strict focus on relationship, margin and expense management.

Stability of Distributions

The Fund continued to invest in efficiency improvement projects in each of the four businesses providing a foundation for long-term, stable distributions in 2007. Total cash distributions in 2007 were $1.56 per trust unit representing a constant $0.13 per trust unit per month. A targeted payout ratio of 85-90% was established in 2006 in order to provide increased financial flexibility for future growth. Distributable cash flow of $1.97 per trust unit resulted in an actual payout ratio of 79% in 2007, which was well below our targeted range. The Fund continues to forecast a payout ratio well below 90%, following the announced distribution increase to $0.135 per unit per month. ($1.62 annualized). Superior will also be suspending its distribution reinvestment program commencing with the April 15, 2008 payment due to forecast surplus cash flows and declining debt levels. In addition, we consider this program to be dilutive for our unitholders at this time.

Income Funds New Tax Regime

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities (the "SIFT Rules") which received Royal Assent on June 22, 2007. Following the announcement, Superior Plus completed a five-year business plan incorporating its tax pools and announced growth projects to assess the impact of the new tax. The results of the detailed planning model indicated Superior Plus will have growth opportunities to more than offset the impact of the new SIFT tax post 2011 resulting in stable distributions for its unitholders over the long-term.

Financial Position

In 2007, Superior Plus continued to improve and maintain a strong balance sheet. The Fund established a new syndicated credit facility of $595 million with enhanced debt covenants and increased financial capacity maturing in 2010. Superior Plus has conservative leverage target ranges with its Senior Debt to EBITDA ratio between 1.5x-2.0x and its Total Debt to EBITDA ratio between 2.5x-3.0x. In 2008, the Fund has forecast it will be at the mid-point of the target ranges, which are significantly lower than its lenders' covenants. As at December 31, 2007, Superior Plus had $670 million of credit capacity with 11 chartered banks and approximately $330 million of undrawn credit availability. (Excluding its securitization program).

Financial Outlook

(millions of dollars, except per trust unit amounts)	2007E	2007A	2008P[(3)]	2009P[(3)]
Operating distributable cash flow				
Superior Propane	95-100	99.6	100-105	105-110
ERCO	70-75	79.3	75-80	78-83
Winroc	30-35	34.6	32-37	32-37
SEM	12-15	12.1	15-18	18-23
Distributable cash per trust unit	1.80-1.90	1.97	1.90-2.10	2.05-2.25
Payout ratio	84%	79%	80%[(1)]	75%[(1)]
Average Senior Debt/EBITDA Ratio (target of 1.5 to 2.0x)	2.0[(2)]	1.9[(2)]	1.7[(2)]	1.6[(2)]
Average Total Debt/EBITDA Ratio (target of 2.5 to 3.0x)	3.1[(2)]	3.0[(2)]	2.8[(2)]	2.7[(2)]

(1) Based on mid-point of the distributable cash flow per trust unit range and includes distribution increase effective April 15, 2008.
(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, suspension of DRIP program, and the Port Edwards Project.
(3) The assumptions relating to the Financial Outlook are discussed in the Financial Discussion of 2007 Fourth Quarter and 2007 Year-End Results.

Consolidated Outlook

Superior's operating distributable cash flow per trust unit was $1.97 in 2007, exceeding the Fund's expectations due to strong performance from all of its core businesses. Superior Propane continues to expand its product offering and increase propane volumes while experiencing average weather conditions. ERCO Worldwide continues to operate at a high level of utilization due to increased demand in the sodium chlorate industry with most of its volumes contracted in 2008 and 2009. Winroc's market and geographic diversification strategy continues to provide stability to its business during a US housing downturn. SEM continues to penetrate the fixed-price electricity market in Ontario while expanding its fixed-price natural gas presence in British Columbia.

Given the strong momentum achieved in 2007 and our positive outlook, we have increased our 2008 expectations of consolidated distributable cash flow per trust unit to the range of $1.90 to $2.10, increasing in 2009 to the range of $2.05 to $2.25. The improved operating environments of our core businesses, reduced payout ratio, increased financial capacity, and inventory of efficiency and expansion projects provide our unitholders a platform for distribution stability and growth over the long term.

Strategic Operational Review

Propane Distribution

Superior Propane contributed $99.6 million in operating distributable cash flow in 2007, an increase of 10% over 2006. The increase in sales volumes and value-added services revenue contributed to a total gross profit of $294.2 million or 20.6 cents per litre. These results reflect considerable improvement in all areas of the business due to the implementation of several initiatives as described below.

The reorganization of the business into six regional centres has already shown early signs of improving customer retention and growth. This new structure allows for relationships to be managed with direct customer contact at the local level while receiving benefits of standardized processes and a technology platform.

During 2006, Superior completed the installation of on-board bulk truck computers which reduced driver and office administration in 2007. This on-board technology improves our ability to reduce out-of-gas occurrences and is expected to improve distribution efficiencies for routing and scheduling logistics. The implementation of asset management, real-time communications and GPS technology are scheduled for 2008 with forecasting of routing and scheduling improvements to be completed in 2009.

Superior expanded its master lease program adding 134 new bulk and service trucks in 2007 with another 113 trucks expected to be brought into service into 2008. This level of fleet renewel is approximately double the amount invested compared to prior years. The reduction in maintenance capital and lower repair costs is expected to offset the increase in lease costs over the life of the fleet. The dollar value equivalent of trucks brought into service during 2007 by way of operating lease was $20 million.

Our wholesale natural gas liquids marketing business continues to provide transportation, storage, risk management, supply, logistics and fixed-price offerings for Superior Propane as well as to third parties in Canada and the United States.

Superior continues to expand its service offerings such as preventative maintenance and warranty programs and has separated its service business from the propane delivery business to gain further efficiencies and implement best practices across Canada.

We continue to implement these initiatives and forecast an operating distributable cash flow for 2008 in the range of $100-$105 million, increasing in 2009 to $105-$110 million. We are encouraged by the significant improvements made in the propane distribution business and expect further growth to be achieved over the long term.

Specialty Chemicals

ERCO Worldwide contributed $79.3 million in operating distributable cash flow in 2007, compared to $75.7 million in 2006. Total gross profit increased to $207.7 million due to higher chemical volumes and strong pricing received on sodium chlorate and chloralkali/potassium products. Pulp prices continued to rise throughout 2007 resulting in increased demand for North American sodium chlorate. Total chemical sales volumes were 768,000 tonnes, representing an increase of 12,000 tonnes over the prior year as ERCO's Chilean facility completed its first full year of operations. ERCO was able to achieve a 1% increase in average sodium chlorate prices over the prior year despite an 18% increase in the appreciation of the Canadian dollar against the United States dollar due to the Fund's proactive hedging program.

ERCO achieved a 98% average utilization rate at its facilities based upon total production capacity of approximately 733,000 metric tonnes. ERCO is the second largest producer of sodium chlorate in North America and has patented technology utilizing industry leading equipment and processes required by pulp producers. This proprietary technology allows ERCO to have an early look on investment opportunities both domestically and internationally.

ERCO continues to invest growth capital into the business with half of the expenditures allocated to its on-going electrical cell replacement program which provides for a reduction in overall electrical consumption. In addition, ERCO has several projects which capture hydrogen, replace fossil fuels, and reduce greenhouse gas emissions. With the closure of two high cost facilities in 2006, ERCO is now well positioned as a low-cost manufacturer with facilities close to its customers.

Strategic diversification of our chemical sales volumes towards higher volume of chloralkali products has reduced our portfolio weighting to sodium chlorate and our dependency on the North American pulp and paper industry over the past three years. ERCO's chlorine, hydrochloric acid, potassium hydroxide and potassium carbonate production, and approximately 94% of its caustic soda production are sold to end markets not related to the pulp and paper industry.

In August of 2007, ERCO announced the conversion of its Port Edwards, Wisconsin potassium/chloralkali facility from a mercury-based process to membrane technology at a cost of approximately US $95 million and with a projected completion date in the second half of 2009. This project will allow ERCO to further enhance its diversification strategy and will improve the facility's capacity and process efficiency. The project is expected to reduce plant costs by approximately 25% and increase facility capacity by an additional 30% generating a forecast after tax rate of return over 15%. This plant was anticipated to be closed within 4-6 years before the Fund made the decision to convert the facility.

Based on the current inventory of efficiency improvement and growth projects, the stability of sodium chlorate market, and a proactive hedging program, we expect ERCO's operating distributable cash flow net of maintenance capital expenditures to be $75-$80 million for 2008, increasing in 2009 to be $78-$83 million.

Construction Products Distribution

Winroc contributed operating distributable cash flow of $34.6 million in 2007, matching the record distributable cash flow in 2006 despite a significant downturn in United States residential housing demand. Total revenue and total gross profit were $512.3 million and $129.8 million, respectively, a decrease of 1% and 2%, respectively, from the prior year.

Strong Western Canada residential and commercial sales demand continued to primarily offset weakness in United States residential markets and some softness in Ontario markets. Winroc's geographical diversification provides stability of sales volumes as different geographical regions should experience changes in end-use demand at different rates. Winroc's end-use market split is approximately 50% residential new construction and renovation and 50% commercial.

While Winroc is a distribution business, providing premium service is the key to its continued success. It is a productivity partner for its installing contractor customers utilizing a stock and scatter delivery model. Winroc estimates its gypsum board market position at an average market share between 10%-20% in Canada and 8%-10% in the four states of Utah, Nevada, Arizona and Minnesota. These significant market positions are important both to suppliers and customers during changes in the economic cycle. Winroc continues to focus on improving its core operating areas including: service, contractor and supplier relationships, margin and operating expense, and working capital management.

Winroc continues to invest in the business expanding its master lease program by adding 19 new trucks in 2007 with an additional 35 trucks expected to be brought into service in 2008. The reduction in maintenance capital and lower repair costs are expected to offset the increase in lease costs while lowering the average age of the fleet. For 2007, Winroc entered into an equivalent dollar value of $3.6 million worth of leases, replacing previously owned trucks.

The fragmented nature of the specialty buildings distribution industry continues to provide attractive consolidation opportunities. Winroc has identified a number of acquisition and expansion opportunities which are expected to add value over the long term. In 2007, Winroc added two new greenfield locations and completed two regional acquisitions, increasing its branch network to 42 locations.

For 2008, we expect continued weakness in the new home construction market in the United States to be supported by strength in the Western Canada residential and commercial markets. We are estimating operating distributable cash flow after maintenance capital expenditures in the range of $32 - $37 million for both 2008 and 2009, with some improvement in the new home construction segment in 2009.

Fixed-Price Energy Services

Superior Energy Management contributed $12.1 million of operating distributable cash flow in 2007, representing an increase of 17% over the prior year. These results reflect SEM's successful strategy of increased focus on lower volume, higher margin residential customers. The improvement in margins contributed to a total gross profit of $30.1 million or 81.3 cents per gigajoule.

During 2007, SEM made substantial progress in expanding the infrastructure to support its growth plans beyond the Ontario residential market and the Ontario and Quebec commercial natural gas markets. SEM expanded into the newly deregulated natural gas market in British Columbia on May 1, 2007 resulting in the addition of 13,100 customers with the natural gas flow commencing November 1, 2007. On January 7, 2008, SEM announced it had entered into a long-term fixed-price natural gas agreement with Constellation Energy Commodities Group, Inc. This partnership provides SEM with stability of supply and increased financial capacity to achieve its long-term growth objectives.

In addition, SEM entered the high-growth fixed-price retail electricity market by establishing a long-term electricity supply agreement with Bruce Power LP, one of Ontario's largest independent electricity generators. SEM is marketing fixed-price electricity contracts to residential and commercial customers in Ontario, which will result in the electricity flow in 2008. This market has approximately four million customers and a low penetration rate relative to the mature Ontario natural gas market and thereby represents a significant growth opportunity for SEM.

SEM invested $10.9 million in customer costs exiting 2007 with 94,400 residential and 6,400 commerical natural gas customers and 1,630 electricity customers. SEM incurred $1.5 million in growth capital expenditures related to its entrance into the fixed-price electricity market in Ontario during 2007.

Based on the growth profile in its existing business, SEM is expected to generate operating distributable cash flow for 2008 of $15-$18 million, increasing in 2009 to $18-$23 million. SEM continues to assess the potential of entering certain United States markets in the future to further enhance its growth platform.

Key Corporate Items

Corporate costs for the year were $10.5 million compared to $6.4 million in the prior year. The prior year included a $5.3 million reversal of executive stock-based compensation and short-term bonuses as a result of a decline in the unit price in the prior year.

Interest expense of $44.7 million for 2007 decreased by $18.6 million from the prior year due to lower debt levels, the benefit of the appreciation of the Canadian dollar on US denominated debt, and the sale of JW Aluminum on December 7, 2006.

Superior had total credit facilities of $670 million at December 31, 2007 creating an estimated undrawn credit availability of $430 million. (This includes $100 million average utilization available under the terms of the securitization program).

2007 Fourth Quarter and 2007 Year-End Results

The Fund's Financial Discussion of 2007 Fourth Quarter and 2007 Year-End Results is available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2007 Fourth Quarter and Year-End Results at 5:00 p.m. EST (3:00 p.m. MST) on Thursday, February 28, 2008. To participate in the call, dial: 1-800-733-7560. An archived recording of the call will be available for replay until midnight, April 2, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code 21259076 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at ***www.superiorplus.com*** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

The Fund intends to file its 2007 Annual Report, including its 2007 Management's Discussion and Analysis, its 2007 Annual Financial Statements and its 2007 Annual Information Form with securities regulators on March 10, 2008. Hard copies of the 2007 Annual Report are expected to be available on March 12, 2008.

Financial Discussion of 2007 Fourth Quarter and 2007 Year-End Results

February 28, 2008

Forward Looking Information

Certain information included or incorporated by reference herein is forward-looking, within the meeting of applicable Canadian securities laws. Forward-looking information includes, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, distributable cash flow, taxes and plans and objectives of or involving Superior Plus Income Fund (the "Fund") or Superior Plus LP ("Superior LP" or the "Partnership"). Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Financial Discussion includes but is not limited to, outlooks, capital expenditures, business strategy and objectives. The Fund and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks identified in the Fund's Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither the Fund nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow, these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Standardized Distributable Cash Flow

During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability, and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined, that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow, and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis, accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information, and is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

Overview of the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP ("Superior"), a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. The distributable cash flow of the Fund is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to the Fund by means of partnership allocations. Superior has four operating businesses: a propane distribution and related services business operating under the trade name "Superior Propane"; a specialty chemicals business operating under the trade name "ERCO Worldwide"; a construction products distribution business operating under the trade name "Winroc"; and a fixed-price energy services business operating under the trade name "Superior Energy Management" or "SEM".

Fourth Quarter and Year-to-Date Results

Fourth quarter distributable cash flow was $63.0 million, an increase of $7.4 million (13%) over the prior year quarter. The increase in distributable cash flow was due to improved operating cash flow at Superior Propane and ERCO and lower interest and corporate costs, offset in part, by the absence of a contribution from JW Aluminum as a result of its sale on December 7, 2006, and marginally lower operating cash flow at Winroc and SEM. Distributable cash flow per trust unit was $0.72 per trust unit in the fourth quarter, an increase of $0.07 per trust unit (11%) from the prior year quarter, due to the increase in distributable cash flow, offset in part, by a 2% increase in the average number of trust units outstanding.

Distributable cash flow for the year ended December 31, 2007 was $170.4 million, a decrease of $10.0 million (6%) from the prior year, as improved operating cash flow at Superior Propane, ERCO and SEM, and lower interest costs were fully offset by the absence of JW Aluminum as a result of its sale on December 7, 2006. Distributable cash flow per trust unit was $1.97 per trust unit, compared to $2.11 per trust unit in the prior year, due to a 6% decrease in distributable cash flow and a 1% increase in the weighted average number of trust units outstanding.

Net earnings for the fourth quarter were $64.5 million, compared to $38.1 million for the prior year quarter. The increase in net earnings is due principally to improved gross profit at Superior Propane due to higher sales volumes. Additionally, the current year quarter includes unrealized gains on financial instruments that were not present in the prior year quarter, due to the adoption of new accounting standards on January 1, 2007, see "Changes in Accounting Policies" for a further discussion on these changes. The unrealized gain is the result of gains on Superior Energy Management's financial natural gas derivative contracts due to changes in the forward price of natural gas, partially offset by losses on ERCO Worldwide's fixed-price electricity purchase agreement due to changes in the forecasted price of electricity in deregulated markets. Total interest expense of $10.7 million was $5.7 million lower than the prior year due principally to lower average debt levels. The change in net earnings from discontinued operations is due to the sale of JW Aluminum on December 7, 2006. Additionally, fourth quarter net earnings were affected for the same reasons as the analysis of distributable cash flow for the fourth quarter.

The Fund had net earnings for the year ended December 31, 2007 of $119.8 million, compared to a net loss of $80.8 million for the year ended December 31, 2006. The change in net earnings (loss) for 2007 compared to 2006 is due principally to non-cash impairment charges of $170.8 million (net of tax) recorded in the prior year related to the write-down of ERCO Worldwide's Bruderheim, Alberta and Valdosta, Georgia sodium chlorate facilities and ERCO Worldwide's goodwill. (See Note 10 to the Interim Consolidated Financial Statements). Additionally, Superior recorded a $56.3 million impairment on the carrying value of JWA during 2006. (See Note 10 to the Interim Consolidated Financial Statements). Consolidated revenues of $2,355.4 million were $91.1 million higher than the prior year due principally to higher revenues at Superior Propane as a result of higher sales volumes and selling prices. Gross profits of $661.8 million were $30.9 million higher than the prior year, reflecting improved operating results at Superior Propane and ERCO Worldwide. Operating expenses of $439.7 million were $15.8 million higher than the prior year and were the result of higher sales activity at Superior Propane and Superior Energy Management. Amortization is lower than the prior year due to reduced amortization at ERCO, as a result of asset impairments recorded in the prior year. Total interest expense of $44.7 million was $18.6 million lower than the prior year due principally to lower average debt levels. Future income taxes were impacted in 2006 due to the recognition of the asset impairments that were noted above. (See Note 10 to the Interim Consolidated Financial Statements). The change in net earnings from discontinued operations is due to the sale of JW Aluminum on December 7, 2006.

Distributable Cash Flow (1)

	Three months ended December 31		**Years ended December 31**	
(millions of dollars except per unit amounts)	**2007**	2006	**2007**	2006
Cash flows from operating activities of continuing operations	**9.2**	13.9	**134.3**	151.7
Less: Total capital expenditures	**(11.8)**	(7.9)	**(27.0)**	(72.3)
Standardized distributable cash flow(2)	**(2.6)**	6.0	**107.3**	79.4
Add: Growth capital expenditures	**3.6**	1.8	**8.8**	53.0
Proceeds on disposal of capital items	**3.4**	4.3	**4.8**	5.5
Natural gas customer acquisition costs capitalized	**3.6**	1.4	**10.9**	8.4
Acquisitions	**2.9**	–	**4.3**	–
Management internalization costs	–	–	**0.5**	1.3
Strategic plan costs	**3.5**	5.3	**5.7**	19.7
Distributable cash flow from discontinued operations(3)	–	8.1	–	38.9
Increase in non-cash working capital	**50.2**	29.6	**34.7**	–
Less: Decrease in non-cash working capital	–	–	–	(22.6)
Amortization of natural gas customer acquisition costs	**(1.6)**	(0.9)	**(6.6)**	(3.2)
Distributable cash flow	**63.0**	55.6	**170.4**	180.4
Distributable cash flow	**63.0**	55.6	**170.4**	180.4
Distributable cash flow borrowed (reinvested)(6)	**(28.9)**	(22.2)	**(35.5)**	(24.7)
Distributed cash flow	**34.1**	33.4	**134.9**	155.7
Distributable cash flow per trust unit, basic(4) and diluted(5)	**$0.72**	$0.65	**$1.97**	$2.11
Distribution payout ratio(6)	**54%**	60%	**79%**	86%

(1) See the Interim Consolidated Financial Statements for cash flows from operating activities of continuing operations, management internalization costs, capital expenditures/proceeds (maintenance, growth and acquisitions), natural gas customer acquisition costs, and changes in non-cash working capital.

(2) Standardized distributable cash flow is a measure defined by the Canadian Institute of Chartered Accountants (CICA). See Non-GAAP Financial Measures.

(3) See JWA discussion.

(4) The weighted average number of trust units outstanding for the three months ended December 31, 2007 is 87.3 million (2006 – 85.5 million) and for the twelve months ended December 31, 2007 is 86.5 million (2006 – 85.5 million).

(5) For the three and twelve months ended December 31, 2007 and 2006, there were no dilutive instruments.

(6) See Distributions Paid to Unitholders.

Superior Propane

Superior Propane generated operating distributable cash flow of $39.9 million in the fourth quarter, an increase of $7.3 million (22%) from the prior year quarter due to higher gross profit, offset in part, by higher operating costs.

Condensed operating results for the three months and years ended December 31, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended December 31				**Years ended December 31**			
(millions of dollars except per litre amounts)	**2007**		2006		**2007**		2006	
		¢/litre		¢/litre		**¢/litre**		¢/litre
Revenue	**357.3**	**85.6**	279.9	68.8	**1,075.7**	**75.3**	985.4	71.1
Cost of sales	**(268.0)**	**(64.1)**	(201.7)	(49.6)	**(781.5)**	**(54.7)**	(712.5)	(51.4)
Gross profit	**89.3**	**21.5**	78.2	19.2	**294.2**	**20.6**	272.9	19.7
Less: cash operating, administration and tax costs	**(50.2)**	**(12.1)**	(47.6)	(11.7)	**(194.8)**	**(13.6)**	(182.6)	(13.2)
Cash generated from operations before changes in net working capital	**39.1**	**9.4**	30.6	7.5	**99.4**	**7.0**	90.3	6.5
Maintenance capital proceeds (expenditures), net	**0.8**	**–**	2.0	0.5	**0.2**	**–**	0.3	–
Operating distributable cash flow	**39.9**	**9.4**	32.6	8.0	**99.6**	**7.0**	90.6	6.5
Propane retail volumes sold *(millions of litres)*	**416**		407		**1,429**		1,386	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 13 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in revenue for the three and twelve months ended December 31, 2007 is $0.7 million and $1.2 million in realized foreign currency forward contract gains.

Revenues for the fourth quarter of 2007 were $357.3 million, an increase of $77.4 million from revenues of $279.9 million in 2006. The increase in revenues was due to higher propane sales volumes in conjunction with higher retail propane prices. Total gross profit for the fourth quarter of 2007 was $89.3 million, an increase of $11.1 million (14%) over the prior year. Total gross profit per litre for the fourth quarter of 2007 was 21.5 cents per litre, an increase of 2.3 cents per litre (12%) compared to the prior year, due to Superior Propane's on-going efforts to increase total gross profit per litre by unbundling the price of propane and the price of value-added services to its customers. Traditionally, Superior Propane had included a portion of its service offerings in the base price of its retail propane. As the price of propane and other services are unbundled, Superior Propane will continue to benefit from the focus on its service business, ensuring that value added services are separately billed.

Gross Profit by Segment

	Three months ended December 31		**Years ended December 31**	
(millions of dollars)	**2007**	2006	**2007**	2006
Retail propane and delivery	**71.3**	69.0	**246.1**	239.0
Other services	**8.6**	6.6	**24.7**	20.8
Wholesale and related	**9.4**	2.6	**23.4**	13.1
Total gross profit	**89.3**	78.2	**294.2**	272.9

Propane sales gross profit for the fourth quarter was $71.3 million, an increase of $2.3 million (3%) from the prior year quarter, as sales volumes increased by 9 million litres (2%) and sales margins increased by 0.1 cents per litre (1%). Residential and commercial volumes increased by 3 million litres (2%), due principally to colder than average weather, as weather across Canada was 3% colder than the prior year quarter and 4% colder than the five year average. In addition to the impact of the colder weather, residential and commercial volumes, continued to benefit from higher customer growth and retention levels, as a result of customer service initiatives implemented throughout 2006 and 2007. Industrial volumes increased by 7 million litres (4%), due principally to improved heating related volumes as a result of the colder than average weather. Automotive propane volumes declined by 4 million litres (12%), consistent with historical decline trends in this end-use market. Propane continued to actively manage sales margins in the fourth quarter, resulting in average retail propane and delivery sales margins of 17.1 cents per litre, which was 0.1 cents per litre higher than the prior year quarter average margin of 17.0 cents per litre. Average margins compared to the prior year quarter were positively impacted by an increased percentage of higher margin heating related sales volumes, offset in part, by the continued competitive pressures on automotive margins.

Other services gross profit was $8.6 million for the fourth quarter, an increase of $2.0 million (30%) over the prior year quarter, due to higher service, rental and hardgood revenues. The improvement in service and rental gross profits is due in part, to Superior Propane's continued focus on its service business. Wholesale and related gross profits were $9.4 million for the fourth quarter, an increase of $6.8 million compared to the prior year quarter due to the difference in timing with respect to the recognition of gross profits by Superior Propane's trading business, as a significant amount of gross profit was recognized in the fourth quarter in 2007, as opposed to the third quarter in 2006.

Superior Propane Annual Sales Volumes and Gross Profit:

Volumes by End-Use Application [(1)]

	Three months ended December 31			Years ended December 31	
	2007	2006		**2007**	2006
Residential	**54**	54	Residential	**171**	163
Commercial	**91**	88	Commercial	**315**	296
Agricultural	**44**	41	Agricultural	**92**	89
Industrial	**198**	191	Industrial	**716**	686
Automotive	**29**	33	Automotive	**135**	152
	416	407		**1,429**	1,386

(1) Volume of retail propane sold (millions of litres)

Volumes by Region [(1)(2)]

	Three months ended December 31			Years ended December 31	
	2007	2006		**2007**	2006
Western Canada	**226**	230	Western Canada	**768**	747
Eastern Canada	**162**	152	Eastern Canada	**556**	542
Atlantic Canada	**28**	25	Atlantic Canada	**105**	97
	416	407		**1,429**	1,386

(1) **Volume**: Volume of retail propane sold (millions of litres)

(2) **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec.

Cash operating and administrative costs of $50.2 million, increased by $2.6 million (5%) from the prior year quarter, due to higher wages and benefits, and higher truck leasing costs as a result of the implementation of a comprehensive operating lease program in 2007, offset in part, by lower equipment maintenance costs.

Net maintenance capital proceeds for the quarter were $0.8 million, which was $1.2 million lower than the prior year quarter, and was comprised of expenditures of $1.7 million and proceeds on disposal of $2.5 million. Proceeds on disposal consisted of the sale of excess land and surplus fleet, tanks and cylinders. Maintenance capital for 2007 is lower than historical levels due to the implementation of a comprehensive operating lease program. Superior Propane had been leasing a portion of its service trucks, crane trucks and tandem tractors for several years, and has now expanded and streamlined its leasing programs with a master lease and other lease arrangements at competitive rates. Superior has expanded the program to include bulk trucks to accelerate the fleet renewal for 2007 and 2008, resulting in 134 new trucks being brought into service during 2007, with a further 113 trucks anticipated to be brought into service throughout 2008. Increasing lease costs are anticipated to be offset over time by lower operating costs, resulting from lower repair and maintenance costs and lower maintenance capital expenditures. Additional benefits are also expected in relation to fleet reliability, improved productivity, safety and corporate image. The program is designed to better align the cost structure with Superior Propane's ongoing operations and result in customer service improvements.

Outlook

Superior Propane expects operating distributable cash flow for 2008 to be between $100 million and $105 million, increasing in 2009 to between $105 million and $110 million. Superior Propane's significant assumptions underlying its outlook are:

- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five year average.
- Superior Propane expects that wholesale propane prices will not significantly impact demand for propane and related propane services.
- Total gross profit for Superior Propane is projected to increase due to the on-going implementation of customer service programs and an increase in propane volumes.
- Market opportunities for Superior Propane's wholesale trading division are expected to be consistent with the prior years.

In addition to Superior Propane's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of Superior Propane's operations and its significant business risks.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the fourth quarter of $22.6 million, an increase of $2.6 million (13%) from the prior year quarter, predominantly due to lower operating expenditures.

Condensed operating results for the three months and years ended December 31, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended December 31**				**Years ended December 31**			
	2007		2006		**2007**		2006	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical[1]	**110.7**	**570**	105.9	554	**430.3**	**560**	408.6	540
Technology	**5.4**	**28**	9.6	50	**30.3**	**40**	28.6	38
Cost of Sales								
Chemical[1]	**(58.6)**	**(301)**	(52.8)	(276)	**(231.9)**	**(301)**	(214.9)	(284)
Technology	**(2.8)**	**(14)**	(6.3)	(33)	**(21.0)**	**(27)**	(18.2)	(24)
Gross Profit	**54.7**	**283**	56.4	295	**207.7**	**272**	204.1	270
Less: Cash operating, administrative & tax costs	**(29.5)**	**(152)**	(33.3)	(174)	**(119.7)**	**(156)**	(120.9)	(160)
Cash generated from operations before changes in net working capital	**25.2**	**131**	23.1	121	**88.0**	**116**	83.2	110
Maintenance capital expenditures	**(2.6)**	**(18)**	(3.1)	(16)	**(8.7)**	**(11)**	(7.5)	(10)
Operating distributable cash flow	**22.6**	**113**	20.0	105	**79.3**	**105**	75.7	100
Chemical volumes sold (thousands of MTs)	**194**		191		**768**		756	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 13 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in revenue for the three and twelve months ended December 31, 2007 is $5.2 million and $13.6 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and twelve months ended December 31, 2007 is $2.0 million and $7.6 million in realized fixed-price electricity gains.

Chemical and technology revenues for the fourth quarter of $116.1 million were $0.6 million higher than the prior year quarter due to higher chemical revenue as a result of higher sales volumes and pricing, offset in part, by lower technology revenue. Fourth quarter gross profit was $54.7 million, comprised of $52.1 million from chemical sales and $2.6 million from technology projects. Chemical sales gross profit was $1.0 million lower than the prior year quarter, due to marginally lower sodium chlorate and chloralkali/potassium gross profits. Sodium chlorate gross profits were lower than the prior year as a 6% increase in sodium chlorate sales volumes and product price increases were more than offset by the impact of the appreciation of the Canadian dollar on US denominated sales and the impact of reduced hedging gains. Sodium chlorate volumes were higher than prior year quarter, as the impact of volumes at ERCO's Chilean facility which began commercial production in the fourth quarter of 2006 and higher other international volumes, more than offset the impact of reduced North American sales volumes. Chloralkali/potassium gross profits were lower than the prior year quarter, as a reduction in sales volumes was partially offset by higher realized selling prices. Technology gross profit was $0.7 million lower than the prior year quarter due to reduced project activity and the normal course expiration of royalty revenues.

Cash operating, administration and tax costs of $29.5 million were $3.8 million (11%) lower than the prior year quarter, due principally to a reduction in US denominated expenses as a result of the appreciation of the Canadian dollar and the impact of cost savings due to the closure of ERCO's Bruderheim, Alberta sodium chlorate facility in the prior year quarter. Maintenance capital expenditures of $2.6 million were $0.5 million lower than the prior year quarter due to the timing of projects.

Growth capital expenditures of $3.3 million were incurred in the fourth quarter, with $1.9 million incurred in relation to a number of small projects, including continued work related to anode cell replacement. ERCO incurred $1.4 million (USD and CDN) related to its Port Edwards, Wisconsin chloralkali facility.

During 2007, ERCO determined that it will convert its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology. The project maintains the facility's ability to produce both sodium and potassium products, provides increased production capacity of approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $95 million. See the press release, "ERCO Worldwide Announces US $95 million Expansion of Port Edwards Chloralkali Facility", dated August 8, 2007, for further details.

During the fourth quarter, ERCO renegotiated in the normal course, its union contract at its Saskatoon, Saskatchewan facility. The revised contract expires on September 30, 2010.

Outlook

ERCO Worldwide expects operating distributable cash flow for 2008 to be between $75 million and $80 million, increasing in 2009 to between $78 million and $83 million. ERCO Worldwide's significant assumptions underlying its outlook are:

- Current supply and demand fundamentals for both sodium chlorate and potassium/chloralkali products will remain stable, resulting in no significant changes to total chemical sales prices and sales volumes.
- ERCO's average plant utilization is expected to be greater than 90%.
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions.
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for US $95 million is expected to be completed on-budget in the second half of 2009.

In addition to ERCO Worldwide's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of ERCO Worldwide's operations and its significant business risks.

Winroc

Winroc generated operating distributable cash flow of $10.1 million, a decrease of $0.6 million (6%) from the prior year quarter, as higher operating expenses were partially offset by higher gross profit and lower maintenance capital expenditures.

Condensed operating results for the three months and years ended December 31, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended December 31		Years ended December 31	
(millions of dollars)	**2007**	2006	**2007**	2006
Distribution and direct sales revenue	**125.4**	118.8	**512.3**	518.7
Distribution and direct sales cost of sales	**(91.0)**	(85.5)	**(382.5)**	(386.5)
Distribution and direct sales gross profit	**34.4**	33.3	**129.8**	132.2
Less: Cash operating, administrative & cash tax costs	**(24.2)**	(21.9)	**(94.6)**	(91.0)
Cash generated from operations before changes in net working capital	**10.2**	11.4	**35.2**	41.2
Maintenance capital expenditures, net	**(0.1)**	(0.7)	**(0.6)**	(6.6)
Operating distributable cash flow	**10.1**	10.7	**34.6**	34.6

Distribution and direct sales revenues of $125.4 million for the fourth quarter of 2007 were $6.6 million (6%) higher than the prior year quarter as increased selling prices more than offset the impact of reduced sales volumes. Distribution and direct sales gross profit of $34.4 million in the fourth quarter was $1.1 million (3%) higher than the prior year quarter, as increased sales volumes and gross profit in Western Canada, was offset by reduced sales volumes and gross profits in the United States due to competitive pressures and reduced residential construction demand. Gross profits and sales volumes in Ontario were consistent with the prior year quarter. Drywall sales volumes, an indicator of overall sales volumes, decreased 4% compared to the prior year quarter. The decrease in sales volumes was due to weaker sales volumes in the United States outpacing the increase in sales volumes in Western Canada and a modest increase in Ontario. Cash operating and administrative costs were $2.3 million (11%) higher than the prior year quarter due to higher sales volumes in Western Canada, partially offset by lower costs in Ontario and the United States. Additionally, operating expenses were impacted by increased occupancy costs due to additional operating branches and the implementation of a comprehensive operating lease program in 2007, which results in higher operating expenses and lower maintenance capital.

Maintenance capital expenditures were $0.1 million for the fourth quarter, $0.6 million lower than the prior year quarter due to the timing of expenditures and the implementation of a master leasing agreement. Both Superior Propane and Winroc have entered into master lease arrangements for the ongoing requirements of its delivery fleet, resulting in 19 new Winroc trucks being brought into service during 2007, with a further 35 trucks anticipated to be brought into service during 2008.

During the fourth quarter of 2007, Winroc acquired the assets of a gypsum supply dealer for consideration of $2.9 million.

Outlook

Winroc expects operating distributable cash flow for 2008 and 2009 to between $32 million and $37 million. Winroc's significant assumptions underlying its outlook are:

- The current economic conditions in Canada and the United States are expected to prevail in 2008 with slight improvement in 2009.
- Gross profit is expected to be stable as, strong demand in Western Canada for residential and commercial sales volumes, continues to offset weakness in Ontario and United States residential sales volumes.

In addition to Winroc's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of Winroc's operations and its significant business risks.

Superior Energy Management ("SEM")

SEM's condensed operating results for the three months and years ended December 31, 2007 and 2006 are provided below. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

(millions of dollars except per gigajoule ("GJ") amounts)	Three months ended December 31				Years ended December 31			
	2007		2006		2007		2006	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Revenue	**76.9**	**854.4**	78.8	788.0	**320.4**	**865.9**	325.6	814.0
Cost of sales [(1)]	**(69.5)**	**(772.2)**	(72.6)	(726.0)	**(290.3)**	**(784.6)**	(303.9)	(759.7)
Gross profit	**7.4**	**82.2**	6.2	62.0	**30.1**	**81.3**	21.7	54.3
Less: Operating, admin. & selling costs	**(4.6)**	**(51.1)**	(3.2)	(32.0)	**(18.0)**	**(48.6)**	(11.4)	(28.5)
Operating distributable cash flow	**2.8**	**31.1**	3.0	30.0	**12.1**	**32.7**	10.3	25.8
Natural gas sold (millions of GJs)	**9**		10		**37**		40	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 13 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in cost of sales for the three and twelve months ended December 31, 2007 is $6.8 million and $19.3 million in realized foreign currency forward contract losses and $5.1 million and $14.9 million related to natural gas commodity realized fixed price losses.

SEM generated operating distributable cash flow of $2.8 million in the fourth quarter, a decrease of $0.2 million compared to the prior year quarter. SEM's revenues were $76.9 million in the fourth quarter, compared to $78.8 million in the prior year quarter. Revenues were impacted by higher overall selling prices, offset by reduced volumes. Gross profit was $7.4 million in the fourth quarter, an increase of $1.2 million (19%) compared to the prior year quarter, as gross profit per gigajoule ("GJ") was 82.2 cents per GJ, a 33% increase from the prior year quarter, more than offsetting the 17% decrease in natural gas volume sold. The increase in gross margin per GJ and the decrease in natural gas volume sold, reflect SEM's continued strategy of increasing gross profit through growth in its lower-volume, higher-margin residential and small commercial customer base. Residential and small commercial customer volumes comprised approximately 32% of total sales volumes in the fourth quarter (2006 fourth quarter – 26%). Operating, administration and selling costs of $4.6 million were $1.4 million higher than the prior year quarter due to higher amortization of customer acquisition costs which represented approximately $0.7 million of the increase in costs. The remaining increase in costs is due to higher customer service and overhead costs, attributable to the growth in SEM's customer base, and costs associated with the entrance into the BC natural gas and Ontario electricity markets.

SEM invested $3.6 million in customer acquisition costs during the quarter ($10.9 million for the twelve months ended December 31, 2007) to grow its customer base to 94,400 residential, 6,400 commercial natural gas customers and 1,630 electricity customers. The acquisition of new customers and the retention rate of SEM's existing customers has been challenged in all of SEM's markets due principally to the low system price of natural gas, compared to the fixed-rate alternative SEM is able to offer on its long-term contracts. The system price of natural gas has been both constant and low due to the absence of volatility in the spot price of natural gas over the past year, resulting in reduced customer demand for long-term, fixed-price natural gas contracts, as the immediate perceived benefit of entering into a long-term deal is reduced at the current fixed-price rates. SEM's sign-up for fixed-price electricity customers has been lower than expected for reasons similar to the natural gas market. The average remaining term of SEM's sales contracts at December 31, 2007 was 37 months (December 31, 2006 – 42 months).

On June 13, 2007, SEM announced it had entered into a long-term electricity supply agreement with Bruce Power LP, enabling SEM to market long-term, fixed-price electricity sales contracts. SEM will begin to realize the benefits of customer electrical contracts in 2008, once electricity has begun to flow to its customers.
On January 7, 2008, SEM announced it had entered into a long-term natural gas supply agreement with Constellation Energy Commodities Group, Inc., providing SEM with a dependable long-term, fixed-price natural gas supply.

Outlook

SEM expects operating distributable cash flow for 2008 to be between $15 million and $18 million, increasing in 2009 to between $18 million to $23 million. SEM's significant assumptions underlying its outlook are:

- SEM is able to access sales channel agents on acceptable contract terms.
- Natural gas markets in Ontario and British Columbia will continue to provide significant growth opportunities for SEM.
- The electricity market in Ontario is expected to provide an additional growth opportunity for SEM.

In addition to SEM's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of SEM's operations and its significant business risks.

Discontinued Operations - JW Aluminum ("JWA")

In July 2006, the Fund announced as part of its strategic plan, its decision to sell JWA in order to focus on its Canadian businesses and to reduce debt. As a result, JWA was sold on December 7, 2006 for net proceeds of $356.1 million, resulting in the 2006 comparative period being classified as a discontinued operation.

Operating distributable cash flow results for the three months and year ended December 31, 2006 are provided below:

(millions of dollars except per pound amounts)	Three months ended December 31, 2006[1]		Years ended December 31, 2006[1]	
		¢/lb		¢/lb
Gross profit	13.1	21.8	58.7	18.5
Less: Cash operating, administration and tax costs	(4.2)	(7.0)	(17.0)	(5.4)
Cash generated from operations before changes in net working capital	8.9	14.8	41.7	13.1
Maintenance capital expenditures, net	(0.8)	(1.3)	(2.8)	(0.9)
Operating distributable cash flow	8.1	13.5	38.9	12.2
Aluminum sold (millions of pounds)	60		317	

(1) JWA was sold on December 7, 2006 (See Note 4 to the Interim Consolidated Financial Statements).

Operating distributable cash flow for the three and twelve months ended December 31, 2006 was $8.1 million and $38.9 million. As a result of the sale of JWA on December 7, 2006, the 2007 financial results of the Fund have no contribution from JWA.

Corporate

Corporate costs for the fourth quarter were $1.7 million, compared to $2.4 million in the prior year quarter. Corporate costs were impacted by a decrease in the Fund's trust unit value during the fourth quarter of 2007, decreasing the cost of the Fund's long-term incentive plans by $0.7 million compared to the prior year. Excluding the impact of trust unit based compensation, corporate costs were consistent with the prior year quarter.

Interest expense on revolving term bank credits and term loans was $6.5 million for the fourth quarter, a decrease of $4.9 million from the prior year quarter. Lower interest costs reflect lower average debt levels and the impact of the appreciation of the Canadian dollar on United States dollar denominated interest costs, offset in part, by marginally higher floating interest rates. See "Liquidity and Capital Resources" discussion for further details.

Interest on the Fund's convertible unsecured subordinated debentures (the "Debentures") was $4.2 million for the fourth quarter of 2007, a decrease of $0.8 million from the prior year quarter. The reduction in Debenture interest is due to the maturity of $8.1 million Series I, 8% Debentures on July 31, 2007 and the Fund's early redemption of $59.2 million Series II, 8% Debentures on November 5, 2007.

Taxation
Total income tax expense for the fourth quarter was $9.3 million, comprised of $1.9 million in cash income taxes and a $7.4 million future income tax expense, compared to a total income tax recovery of $0.7 million in the prior year quarter, which was comprised of $2.2 million in cash income taxes and a $2.9 million future income tax recovery.

Cash income and withholding taxes for the fourth quarter with respect to continuing operations were limited to cash taxes in the United States and were $1.9 million (2006 Q4 – $2.2 million). Cash income taxes have been charged to the businesses from which the taxable income was derived. Future income tax expense for the fourth quarter was $7.4 million (2006 Q4 - $0.7 million future income tax recovery), resulting in a corresponding future income tax asset of $20.3 million as at December 31, 2007. The change in future income tax expense compared to the prior year quarter is due principally to a reduction in the effective tax rate on future income tax timing differences from 31.5 percent to 29.5 percent in 2011 and 28.0 percent in 2012 and thereafter.

In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including the Superior Plus Income Fund, effective January 1, 2011. Prior to this legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 29.5 percent in 2011 and 28.0 percent in 2012 and thereafter. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Consistent with prior periods, the Fund also recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

The Fund believes it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

As a result of the Government of Canada's enacted legislation imposing additional income taxes on the Fund for taxation years commencing January 1, 2011, the Fund is continuing to evaluate the new legislation and the Fund's organizational alternatives in order to maximize Unitholder value. As the legislation is not effective until 2011, the Fund's current financial condition is unaffected from this change. The Fund is continuing to explore opportunities to grow our businesses to offset the impact of this legislation on the distributable cash flow of the Fund. Superior currently has approximately $428 million in tax pools as at December 31, 2007. These tax pools will be impacted by adjustments to reduce tax at the Fund level due to a payout ratio below 100% and additional capital outlays.

Strategic Plan Costs
Costs associated with the completion of Superior's strategic plan were $3.5 million in the fourth quarter and were comprised of the following:

	Three months ended December 31		**Years ended December 31**	
	2007	2006	**2007**	2006
Operating and administrative expenses:				
Employee severance and retention	–	3.1	**0.8**	11.0
Partnership reorganization costs	–	0.4	–	1.9
ERCO – Bruderheim closure costs	**3.5**	2.4	**4.9**	4.1
Advisory and other	–	(0.6)	–	0.7
Write off of deferred financing costs	–	–	–	2.0
Total strategic plan costs	**3.5**	5.3	**5.7**	19.7

On January 31, 2008, ERCO entered into an agreement to sell its Bruderheim facility, excluding a portion of the land, subject to normal purchase/sale conditions, which are anticipated to be closed during the second quarter of 2008. The sale will result in minimum proceeds of approximately $3.5 million less closing costs, with the potential for additional proceeds based on a gross overriding royalty. ERCO will continue to explore opportunities to sell the land not included in the sale of the facility. The Fund does not anticipate any strategic plan costs for 2008.

Consolidated Outlook

The Fund expects consolidated distributable cash flow per trust unit for 2008 to be between $1.90 and $2.10 per trust unit, increasing in 2009 to between $2.05 and $2.25 per trust unit. The Fund's consolidated distributable cash flow outlook is dependent on the operating results of its four divisions. See the discussion of operating results by division for additional details on the Fund's 2008 and 2009 guidance. In addition to the operating results of the Fund's four divisions, significant assumptions underlying the Fund's 2008 and 2009 outlook are:

- The Fund expects current economic conditions in Canada and the United States to prevail for 2008 with an improved outlook for 2009.
- The Fund continues to attract capital and obtain financing on acceptable terms.
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions.
- Superior's average interest rate on floating rate debt is expected to remain stable to marginally lower throughout 2008, increasing modestly in 2009.
- Financial and physical counterparties continue to fulfill their obligations with Superior.
- Regulatory authorities do not impose any new regulations impacting the Fund.

In addition to the Fund's significant assumptions detailed above, refer to the Fund's Annual Information Form for a detailed review of the Fund's operations and its significant business risks.

Liquidity and Capital Resources

As at December 31, 2007, revolving term bank credits and term loan borrowings before deferred financing fees totaled $340.5 million ($440.5 million including accounts receivable securitization), a decrease of $6.2 million or 2% ($1.2 million including accounts receivable securitization) from the prior year due to the repayment of existing debt facilities with operating cash flow in excess of distributions for the year and the non-cash impact of the appreciation of the Canadian dollar on United States dollar denominated debt, offset in part, by the impact of the repayment and redemption of $8.1 million Series I and $59.2 million Series II, 8% Debentures.

As at December 31, 2007, Debentures before deferred issue costs issued by the Fund totaled $247.3 million, which is $66.6 million lower than the balance at December 31, 2006, as a result of the maturity of $8.1 million, 8%, Series I Debentures on July 31, 2007 and the redemption of $59.2 million, 8% Series II Debentures on November 5, 2007.

Consolidated net working capital was $173.0 million as at December 31, 2007, a decrease of $5.9 million compared to December 31, 2006 ($178.9 million). Net working capital is consistent with the prior year as lower cash on-hand and reduced working capital requirements at ERCO, were offset by higher working capital requirements at Superior Propane due to higher sales volumes and selling prices. See Note 13 to the Interim Consolidated Financial Statements for segmented net working capital levels by division, net of the accounts receivable sales program. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

In January 2007, the Fund commenced a distribution reinvestment plan and an optional unit purchase plan (the "DRIP"). The DRIP provides Unitholders with the opportunity to reinvest their cash distributions at a 5% discount to the market price of the trust units. For the three and nine months ended December 31, 2007, proceeds of $8.0 million and $25.3 million were received from the DRIP, and were principally used to fund capital expenditures.

As at December 31, 2007, Superior's senior debt and total debt to EBITDA are 1.9 and 3.0 times, respectively,

(December 31, 2006, 1.9 and 3.4 times), after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. These ratios are well within the requirements contained in Superior's debt covenants which restrict its ability to pay distributions. In accordance with the Fund's credit facilities, the Fund must maintain a consolidated debt to EBITDA ratio of not more than 5.0 to 1.0, a consolidated senior debt to EBITDA of not more than 3.0 to 1.0 and distributions (including payment to debenture holders) cannot exceed EBITDA (plus $25.0 million) on a trailing twelve month rolling basis. At December 31, 2007, the senior debt ratio when calculated in accordance with Superior's senior banking agreements was 2.0 to 1.0 (December 31, 2006 – 2.1 to 1.0) and the total debt ratio when calculated in accordance with Superior's senior bank agreements was 2.0 times to 1.0 (December 31, 2006 – 3.7 times to 1.0). Total debt to EBITDA for purposes of senior credit agreements does not include the Debentures.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2007, proceeds of $100.0 million (December 31, 2006 - $95.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the Interim Consolidated Financial Statements). Superior is able to adjust the size of the securitization program and requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

On April 26, 2007, DBRS confirmed Superior's senior secured notes rating at BBB (low), the Fund's stability rating at STA-3 (low) and changed Superior's negative outlook to stable. On August 2, 2007, Standard and Poor's confirmed Superior's BBB- secured long-term debt credit rating and their negative outlook.

Unitholders' Capital

The weighted average number of trust units outstanding during the fourth quarter was 87.3 million trust units, an increase of 1.8 million trust units compared to the prior year quarter, due principally to trust units issued under the DRIP.

As at December 31, 2007 and December 31, 2006, the following trust units, and securities convertible into trust units, were outstanding:

	December 31, 2007		December 31, 2006	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Trust units outstanding		**87.6**		85.5
Series 1, 8% Debentures (convertible at $16 per trust unit) (1)	**$–**	**–**	$8.1	0.5
Series 2, 8% Debentures (convertible at $20 per trust unit) (2)	**$–**	**–**	$59.2	3.0
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	**$174.9**	**4.9**	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	**$75.0**	**2.4**	$75.0	2.4
Warrants (exercisable @ $20 per trust unit until May 2008)	**2.3**	**2.3**	2.3	2.3
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**97.2**		98.6

(1) On July 31, 2007, $8.1 million Series I, 8% Debentures matured and were repaid.
(2) On November 5, 2007, $59. 2 million Series 2, 8% Debentures were redeemed.

As at December 31, 2007, there were 500,500 trust unit options outstanding (December 31, 2006 – 1,086,000 trust units) with a weighted average exercise price of $23.87 per trust unit (2006 Q4- $22.69 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Distributions Paid to Unitholders

The Fund distributes to holders of trust units ("Unitholders"), income earned by Superior LP, after interest payments to holders of the convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund's distributions to Unitholders are sourced entirely from its equity in Superior LP. See "Summary of Cash Flows" on page 21 for additional details on the sources and uses of cash. The Fund's investments are in turn financed by trust unit equity and by the Debentures.

Distributions paid to Unitholders in the fourth quarter were $34.1 million or $0.39 per trust unit ($1.56 on an annualized basis), compared to $33.4 million or $0.39 per trust unit in the fourth quarter of 2006. Distributable cash flow exceeded distributions paid to Unitholders $28.9 million in the fourth quarter (2006 Q4 – $22.2 million) resulting in a payout ratio of 54% (2006 Q4 – 60%). Superior's distributions are based on an entire fiscal year, and as such, the second and third quarters have payout ratios that are greater than 100%.

Distributions paid to Unitholders for the twelve months ended December 31, 2007 were $134.9 million or $1.56 per trust unit, compared to $155.7 million or $1.82 per trust unit from the twelve months ended December 31, 2006. Distributable cash flow exceeded distributions by $35.5 million for the twelve months ended December 31, 2007 (2006 - $24.7 million) resulting in a payout ratio of 79% (2006 – 86%).

The Fund's primary sources and uses of cash have been detailed in the table below:

Summary of Cash Flows [(1)]

	Three months ended December 31		Years ended December 31	
	2007	2006	**2007**	2006
Cash flows from operating activities of continuing operations	**9.2**	13.9	**134.3**	151.7
Investing activities:				
Maintenance capital expenditures	**(1.9)**	(1.8)	**(9.1)**	(13.8)
Other capital expenditures – growth	**(3.6)**	(1.8)	**(8.8)**	(53.0)
Acquisitions	**(2.9)**	–	**(4.3)**	–
Proceeds on the sale of JW Aluminum	–	354.7	**1.4**	354.7
Cash flows from investing activities	**(8.4)**	351.1	**(20.8)**	287.9
Financing activities:				
Distributions to Unitholders	**(34.1)**	(33.4)	**(134.9)**	(155.7)
Repayment of 8%, Series 1 convertible debentures	–	–	**(8.1)**	–
Redemption of 8%, Series 2 convertible debentures	**(59.2)**	–	**(59.2)**	–
Proceeds from DRIP	**8.0**	–	**25.3**	–
Revolving term bank credits and term loans	**73.9**	(342.8)	**38.4**	(290.5)
Other	**12.0**	15.4	**5.5**	(2.7)
Cash flows from financing activities	**0.6**	(360.8)	**(133.0)**	(448.9)
Net increase (decrease) in cash from continuing operations	**1.4**	4.2	**(19.5)**	(9.3)
Net increase (decrease) in cash from discontinued operations	–	8.0	–	23.0
Cash beginning of period	**12.7**	21.4	**33.6**	19.9
Cash end of period	**14.1**	33.6	**14.1**	33.6

(1) See the Interim Consolidated Statements of Cash Flows for additional details.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments. Additionally, SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity in deregulated markets.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases and sales in US dollars and enter into forward US dollar purchase (sales) contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at December 31, 2007, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 85%(1) and 40%(1) of its estimated US dollar exposure for the remainder of 2008 and 2009. The estimated distributable cash flow sensitivity for Superior, including divisional US exposures and the impact on US denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate is: 2008 - $0.1 million and 2009 - $0.6 million, after giving effect to United States forward contracts for 2008 and 2009, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2008 of 1.00 CDN dollars to US dollars, and for 2009 1.00 CDN dollars to US dollars.

(US$ millions)	2008	2009	2010	2011	2012	2013	Total
SEM – US $ forward purchases (1)	118.3	111.1	61.9	5.4	–	–	296.7
Superior Propane – US $ forward purchases (sales)	9.8	–	–	–	–	–	9.8
ERCO – US $ forward sales (2)	(88.3)	(48.0)	–	–	–	–	(136.3)
Net US $ forward purchases	39.8	63.1	61.9	5.4	–	–	170.2
SEM – Average US $ forward purchase rate(1)	1.22	1.21	1.16	1.11	–	–	1.20
Superior Propane – Average US $ forward rate	1.00	–	–	–	–	–	1.00
ERCO – Average US $ forward sales rate(2)	1.11	1.06	–	–	–	–	1.09
Net average external US$/Cdn$ exchange rate	1.17	1.16	1.16	1.11	–	–	1.16

(1) SEM is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, SEM will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

(2) Does not include the impact of the United States dollar conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US $95.0 million in aggregate, of which $1.4 million was incurred in 2007, with the remaining costs expected in 2008 – US $37.3 million and 2009 – US $56.3 million.

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. (See Notes 6, 7 and 8 to the Interim Consolidated Financial Statements).

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

For additional details on the Fund's financial instruments, including the amount and classification of gains and losses recorded in the Fund's Interim Consolidated Financial Statements and significant assumptions used in the calculation of the fair value of the Fund's financial instruments see Note 8 to the Interim Consolidated Financial Statements.

Superior and Superior's operating divisions are exposed to market risks and various operational risks. For a detailed discussion of these risks see our 2006 Annual Information Form filed on the Canadian Securities Administrator's web site, www.sedar.com and Superior's website, www.superiorplus.com.

Critical Accounting Policies and Estimates

The Fund's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in the Consolidated Financial Statements, see Note 2 on pages 42 to 46 of the 2006 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, The Fund adopted, on a prospective basis, four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"); Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 3861 Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These standards, and the impact on our financial position and results of operations, are discussed in Note 1 to the unaudited Interim Consolidated Financial Statements.

Accounting Changes

On January 1, 2007 the Fund adopted CICA Handbook Section 1506, Accounting Changes. The amendments to this section were made to harmonize this section with current International Financial Reporting Standards. Revisions to section 1506 require that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. Accounting policy changes are applied on a retrospective basis unless impractical to do so. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of GAAP and a detailed effect on financial statement line items.

Recent Accounting Pronouncements

Financial Instruments – Disclosure and Presentation

Effective January 1, 2008 for the Fund, The Canadian Institute of Chartered Accountants ("CICA") has replaced Handbook Section 3861 *Financial Instruments Disclosure and Presentation* with Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation.* The revised standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

Capital Disclosures

Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 1535 *Capital Disclosures*. This section requires the disclosure of (i) the Fund's objectives, policies and processes for managing capital; (ii) quantitative data about what the Fund regards as capital; (iii) whether the Fund has complied with any capital requirements; and (iv) if the Fund has not complied, the consequences of such non-compliance.

Inventory

Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 3031 *Inventories*, replacing Handbook Section 3030 *Inventories*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The Fund anticipates that the calculation of the cost of inventory of ERCO Worldwide will be impacted by this revised standard, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. The Fund does not anticipate that this will have a material impact on its net earnings, but rather it will affect the classification of amortization expense on the financial statements. Previously, all amortization was expensed and classified on the income statement as amortization. The revised standard requires that the amortization that is inventoried be classified as a component of cost of product sold.

Quarterly Financial and Operating Information

	2007 Quarter				2006 Quarters			
(millions of dollars except per trust unit amounts)	Fourth	Third	Second	First	Fourth	Third	Second	First
Propane sales volumes (millions of litres)	416	256	280	477	407	261	270	448
Chemical sales volumes (thousands of metric tonnes)	194	187	193	194	191	190	183	191
Natural gas sales volumes(millions of GJs)	9	9	9	10	10	11	10	9
Gross profit	185.8	145.9	144.4	185.7	174.1	143.5	141.2	172.1
Asset impairments, net of tax	–	–	–	–	–	56.3	170.8	–
Net earnings (loss) from continuing operations	64.5	(25.9)	(25.5)	106.3	25.3	46.3	(157.4)	30.2
Net earnings (loss)	64.5	(26.9)	(25.5)	107.7	38.1	1.1	(153.3)	33.3
Per basic trust unit from continuing operations	$0.74	($0.30)	($0.30)	$1.24	$0.30	$0.54	($1.84)	$0.35
Per diluted trust unit from continuing operations	$0.74	($0.30)	($0.30)	$1.24	$0.30	$0.54	($1.84)	$0.35
Per basic trust unit	$0.74	($0.31)	($0.30)	$1.26	$0.45	$0.01	($1.79)	$0.39
Per diluted trust unit	$0.74	($0.31)	($0.30)	$1.26	$0.45	$0.01	($1.79)	$0.39
Distributable cash flow	63.0	25.7	19.4	62.3	55.6	33.8	34.6	56.5
Per basic trust unit	$0.72	$0.30	$0.23	$0.73	$0.65	$0.40	$0.40	$0.66
Per diluted trust unit	$0.72	$0.30	$0.23	$0.73	$0.65	$0.40	$0.40	$0.66
Net working capital (1)	173.0	141.9	134.1	162.7	178.9	237.9	294.8	310.6

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities.

Segmented Distributable Cash Flow[1]

For the three months ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Net earnings (loss) from continuing operations	32.5	2.6	8.8	29.1	(8.5)	64.5
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	2.0	11.1	1.0	–	1.1	15.2
Future income tax expense (recovery)	7.0	(3.3)	0.4	3.1	0.2	7.4
Superior Propane non-cash pension expense	0.6	–	–	–	–	0.6
Unrealized (gains) losses on financial instruments	(3.0)	11.2	–	(29.4)	(5.1)	(26.3)
Strategic plan costs (recovery)	–	3.6	–	–	(0.1)	3.5
Less: Maintenance capital expenditures	0.8	(2.6)	(0.1)	–	–	(1.9)
Distributable cash flow	**39.9**	**22.6**	**10.1**	**2.8**	**(12.4)**	**63.0**

For the three months ended December 31, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [2]	Total Consolidated
Net earnings (loss) from continuing operations	23.3	10.6	10.3	2.9	(21.8)		25.3
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	6.2	13.1	1.1	–	0.6	–	21.0
Future income tax expense (recovery)	–	(3.2)	–	–	0.3	–	(2.9)
Superior Propane non-cash pension expense	0.6	–	–	–	–	–	0.6
Distributable cash from discontinued operations	–	–	–	–	–	8.1	8.1
Strategic plan costs	0.5	2.6	–	0.1	2.1	–	5.3
Less: Maintenance capital proceeds (expenditures)	2.0	(3.1)	(0.7)	–	–	–	(1.8)
Distributable cash flow	**32.6**	**20.0**	**10.7**	**3.0**	**(18.8)**	**8.1**	**55.6**

For the year ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Net earnings from continuing operations	103.8	22.9	33.3	17.8	(58.4)	119.4
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	15.7	42.6	4.2	–	2.8	65.3
Future income tax expense (recovery)	(19.9)	12.1	(2.3)	0.8	(1.1)	(10.4)
Management internalization costs	–	–	–	–	0.5	0.5
Superior Propane non-cash pension expense	1.7	–	–	–	–	1.7
Unrealized (gains) losses on financial instruments	(2.3)	5.5	–	(6.9)	1.0	(2.7)
Strategic plan costs	0.4	4.9	–	0.4	–	5.7
Less: Maintenance capital expenditures	0.2	(8.7)	(0.6)	–	–	(9.1)
Distributable cash flow	**99.6**	**79.3**	**34.6**	**12.1**	**(55.2)**	**170.4**

For the year ended December 31, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [2]	Total Consolidated
Net earnings (loss) from continuing operations	115.8	(59.3)	46.0	12.6	(170.7)	–	(55.6)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	20.4	52.6	4.1	–	2.3	–	79.4
Future income tax expense (recovery)	(49.2)	(133.9)	(8.9)	(2.6)	85.4	–	(109.2)
Trust unit incentive plan recovery	–	–	–	–	(1.2)	–	(1.2)
Management internalization costs	–	–	–	–	1.3	–	1.3
Impairment of property, plan and equipment, and goodwill	–	218.7	–	–	–	–	218.7
Superior Propane non-cash pension expense	2.2	–	–	–	–	–	2.2
Distributable cash from discontinued operations	–	–	–	–	–	38.9	38.9
Strategic plan costs	1.1	5.1	–	0.3	13.2	–	19.7
Less: Maintenance capital proceeds (expenditures)	0.3	(7.5)	(6.6)	–	–	–	(13.8)
Distributable cash flow	**90.6**	**75.7**	**34.6**	**10.3**	**(69.7)**	**38.9**	**180.4**

(1) See the Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan expense (recovery), management internalization costs, impairment of property, plant and equipment and goodwill, non-cash pension expense, unrealized (gains) losses on financial instruments and maintenance capital expenditures.

(2) See Note 4 to the Interim Consolidated Financial Statements.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	December 31 2007	December 31 2006
Assets		
Current Assets		
Cash and cash equivalents	**14.1**	33.6
Accounts receivable and other (Note 5)	**265.8**	246.1
Inventories	**105.2**	142.8
Current portion of unrealized gains on financial instruments (Note 8)	**48.0**	–
	433.1	422.5
Property, plant and equipment	**514.4**	571.1
Customer acquisition and deferred costs	**17.4**	25.9
Intangible assets	**23.5**	31.5
Goodwill	**451.8**	452.4
Accrued pension asset	**21.9**	23.7
Future income tax asset (Note 9)	**20.3**	9.8
Long-term portion of unrealized gains on financial instruments (Note 8)	**60.4**	–
	1,542.8	1,536.9
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**212.1**	243.6
Current portion of term loans and convertible debentures (Notes 6 and 7)	**3.9**	10.8
Distributions and interest payable to Unitholders and Debentureholders	**12.1**	17.9
Current portion of unrealized losses on financial instruments (Note 8)	**51.1**	–
	279.2	272.3
Revolving term bank credits and term loans (Note 6)	**334.1**	344.0
Convertible unsecured subordinated debentures (Note 7)	**240.0**	305.8
Future employee benefits	**18.5**	19.2
Long-term portion of unrealized losses on financial instruments (Note 8)	**54.3**	–
Total Liabilities	**926.1**	941.3
Unitholders' Equity		
Unitholders' capital (Note 11)	**1,366.8**	1,340.8
Accumulated deficit	**(729.8)**	(745.3)
Accumulated other comprehensive income (loss) (Note 11)	**(20.3)**	0.1
	616.7	595.6
	1,542.8	1,536.9

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three months ended December 31 2007	2006	Years ended December 31 2007	2006
Revenues	**670.5**	592.8	**2,355.4**	2,264.3
Cost of products sold	**(480.7)**	(418.7)	**(1,681.8)**	(1,633.4)
Realized gains (losses) on financial instruments (Note 8)	**(4.0)**	–	**(11.8)**	–
Gross profit	**185.8**	174.1	**661.8**	630.9
Expenses				
Operating and administrative	**112.4**	112.1	**439.7**	423.8
Amortization of property, plant and equipment	**13.0**	19.1	**57.6**	72.0
Amortization of intangible assets	**1.1**	1.3	**4.9**	5.1
Interest on revolving term bank credits and term loans	**6.5**	11.4	**25.2**	43.1
Interest on convertible unsecured subordinated debentures	**4.2**	5.0	**19.5**	20.2
Accretion of convertible debenture issue costs	**1.1**	0.6	**2.8**	2.3
Management internalization costs	**–**	–	**0.5**	1.3
Impairment of property, plant and equipment and goodwill (Note 10)	**–**	–	**–**	218.7
Unrealized losses (gains) on financial instruments (Note 8)	**(26.3)**	–	**(2.7)**	–
	112.0	149.5	**547.5**	786.5
Net earnings (loss) before income taxes from continuing operations	**73.8**	24.6	**114.3**	(156.6)
Income tax recovery (Note 9)	**(9.3)**	0.7	**5.1**	100.0
Net earnings (loss) from continuing operations	**64.5**	25.3	**119.4**	(55.6)
Net earnings (loss) from discontinued operations (Note 4)	**–**	12.8	**0.4**	(25.2)
Net Earnings (Loss)	**64.5**	38.1	**119.8**	(80.8)
Net earnings (loss)	**64.5**	38.1	**119.8**	(80.8)
Other comprehensive income (loss), net of tax:				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(1.4)**	–	**(13.6)**	–
Reclassification of derivative gains and losses previously deferred	**(2.8)**	–	**11.3**	–
Comprehensive Income (Loss)	**60.3**	38.1	**117.5**	(80.8)
Deficit, Beginning of Period	**(760.2)**	(750.0)	**(745.3)**	(508.8)
Cumulative impact of adopting new accounting requirements for financial instruments (Note 1(b))	**–**	–	**30.6**	–
Net earnings (loss)	**64.5**	38.1	**119.8**	(80.8)
Distributions to Unitholders	**(34.1)**	(33.4)	**(134.9)**	(155.7)
Deficit, End of Period	**(729.8)**	(745.3)	**(729.8)**	(745.3)
Net earnings (loss) per trust unit from continuing operations, basic and diluted (Note 12)	**$0.74**	$0.30	**$1.38**	($0.65)
Net earnings (loss) per trust unit from discontinued operations, basic and diluted (Note 12)	**–**	$0.15	**–**	($0.29)
Net earnings (loss) per trust unit, basic and diluted (Note 12)	**$0.74**	$0.45	**$1.38**	($0.94)

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended December 31 2007	2006	Years ended December 31 2007	2006
Operating Activities				
Net earnings (loss)	**64.5**	38.1	**119.8**	(80.8)
Net loss (earnings) from discontinued operations	–	(12.8)	**(0.4)**	25.2
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**15.2**	21.0	**65.3**	79.4
Amortization of natural gas customer acquisition costs	**1.6**	0.9	**6.6**	3.2
Trust unit incentive plan compensation recovery	–	–	–	(1.2)
Pension expense	**0.6**	0.6	**1.7**	2.2
Impairment of property, plant and equipment, and goodwill	–	–	–	218.7
Unrealized losses (gains) on financial instruments	**(26.3)**	–	**(2.7)**	–
Future income tax recovery	**7.4**	(2.9)	**(10.4)**	(109.2)
Natural gas customer acquisition costs	**(3.6)**	(1.4)	**(10.9)**	(8.4)
Decrease (increase) in non-cash operating working capital items	**(50.2)**	(29.6)	**(34.7)**	22.6
Cash flows from operating activities of continuing operations	**9.2**	13.9	**134.3**	151.7
Investing Activities				
Maintenance capital expenditures	**(1.9)**	(1.8)	**(9.1)**	(13.8)
Other capital expenditures	**(3.6)**	(1.8)	**(8.8)**	(53.0)
Acquisitions (Note 3)	**(2.9)**	–	**(4.3)**	–
Proceeds on sale of JW Aluminum Company (Note 4)	–	354.7	**1.4**	354.7
Cash flows from investing activities	**(8.4)**	351.1	**(20.8)**	287.9
Financing Activities				
Revolving term bank credits and term loans	**73.9**	(342.8)	**38.4**	(122.7)
Repayment of 8%, Series 1 subordinated unsecured convertible debentures	–	–	**(8.1)**	–
Repayment of 8%, Series 2 subordinated unsecured convertible debentures	**(59.2)**	–	**(59.2)**	–
Issuance of Medium Term Notes (Note 6)	–	–	–	197.2
Repayment of Medium Term Notes (Note 6)	–	–	–	(197.2)
Repayment of JW Aluminum Company acquisition credit facility	–	–	–	(167.8)
Net proceeds (repayment) of accounts receivable sales program	**12.0**	15.1	**5.0**	(5.0)
Proceeds from exercise of trust unit warrants	–	–	–	0.2
Proceeds from trust unit distribution reinvestment program	**8.0**	–	**25.3**	–
Receipt of management internalization loans receivable	–	0.3	**0.5**	2.1
Distributions to Unitholders	**(34.1)**	(33.4)	**(134.9)**	(155.7)
Cash flows from financing activities	**0.6**	(360.8)	**(133.0)**	(448.9)
Net increase (decrease) in cash from continuing operations	**1.4**	4.2	**(19.5)**	(9.3)
Net increase (decrease) in cash from discontinued operations (Note 4)	–	8.0	–	23.0
Cash and cash equivalents (bank indebtedness), beginning of period	**12.7**	21.4	**33.6**	19.9
Cash and cash equivalents, end of period	**14.1**	33.6	**14.1**	33.6

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(unaudited, tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis with those as set out in the Fund's annual financial statements for the year ended December 31, 2006, except as noted below, and include the accounts of the Superior Plus Income Fund (the "Fund"), its wholly owned subsidiaries, Superior Plus LP ("Superior"), and Superior's subsidiaries. These financial statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These interim financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2006. All significant transactions and balances between the Fund, the Fund's subsidiaries, Superior, and Superior's subsidiaries have been eliminated on consolidation.

(b) Changes in Accounting Policies

Financial Instruments

On January 1, 2007, the Fund adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"); Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 3861 Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. The fund adopted these standards prospectively, accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Fund has included in the Interim Consolidated Financial Statements a Statement of Comprehensive Income for the changes in these items. The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category of Unitholders' equity on the Consolidated Balance Sheets.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the Consolidated Balance Sheets when the Fund becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. After initial recognition, items classified as held-for-trading or available-for-sale are revalued at fair values, items classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are recorded as part of the underlying financial instrument and are amortized or accreted into net income.

Derivative instruments are recorded on the Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are considered to be derivatives. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation.

Financial Instruments – Presentation and Disclosure

Section 3861 established standards for the presentation and disclosure of financial instruments and non-financial derivatives.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The revised standards require the Fund to record all derivatives at fair value. Prior to January 1, 2007, the Fund accounted for derivatives as hedges that qualified for hedge accounting.

Impact Upon Adoption of Sections 1530, 3855, 3861 and 3865
As a result of adopting these standards, on January 1, 2007 the Fund recorded previously unrecorded assets and liabilities of $110.1 million and $97.6 million, respectively, resulting in a $30.6 million reduction to the Fund's opening deficit as at January 1, 2007 and the recognition of $18.1 million in accumulated other comprehensive income. The Fund's opening adjustment to accumulated other comprehensive income was $18.0 million, reflecting the transitional adjustment of $18.1 million and the Fund's net cumulative translation adjustment on the translation of its self-sustaining foreign operations of $0.1 million.

Additionally, on January 1, 2007, the Fund reclassified $2.9 million of deferred financing fees previously classified as deferred costs to revolving term bank credits and term loans, and $10.1 million of deferred convertible debenture issue costs previously classified as deferred costs to convertible unsecured subordinated debentures.

Effective January 1, 2007, the Fund ceased formally designating and documenting economic hedges in accordance with the requirements of Section 3865, accordingly, all derivative instruments are now recorded at fair value with changes in the fair value recorded to net income.

Accounting Changes
On January 1, 2007 the Fund adopted CICA Handbook Section 1506, Accounting Changes. Section 1506 permits voluntary changes in accounting policy only if it results in financial statements that provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of GAAP and a detailed effect on financial statement line items.

(c) Future Accounting Changes
Financial Instruments – Disclosure and Presentation
Effective January 1, 2008 for the Fund, the CICA has replaced Handbook Section 3861 *Financial Instruments Disclosure and Presentation* with Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation*. The revised standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

Capital Disclosures
Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 1535 *Capital Disclosures*. This section requires the disclosure of (i) the Fund's objectives, policies and processes for managing capital; (ii) quantitative data about what the Fund regards as capital; (iii) whether the Fund has complied with any capital requirements; and (iv) if the Fund has not complied, the consequences of such non-compliance.

Inventory
Effective January 1, 2008 for the Fund, the CICA has issued Handbook Section 3031 *Inventories*, replacing Handbook Section 3030 *Inventories*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The Fund anticipates that the calculation of the cost of inventory of ERCO Worldwide will be impacted by this revised standard, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. The Fund does not anticipate that this will have a material impact on its overall financial results, but rather it will affect the classification of amortization expense on the financial statements. Previously, all amortization was expensed and classified on the income statement as amortization. The revised standard requires that the amortization that is inventoried be classified as a component of cost of product sold.

(d) Business Segments
Superior operates four continuing distinct business segments; a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name ("ERCO"); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name ("SEM"). (See Note 13). JW Aluminum Company ("JWA" or "JW Aluminum"), a manufacturer of specialty flat-rolled aluminum products, has been sold and classified as a discontinued operation. (See Note 4).

2. Seasonality of Operations

Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

3. Acquisitions

During 2007, Winroc acquired the assets of two gypsum supply dealers, for consideration of $4.3 million.

There were no acquisitions completed by Superior during 2006.

4. Disposition – JW Aluminum

In July of 2006, the Fund announced the results of its strategic review designed to maximize Unitholder value which included the decision to sell JWA in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Accordingly, effective July 1, 2006, JWA's balance sheet, results of operations and cash flows have been classified as discontinued operations on a retroactive basis. As a result of its classification as a discontinued operation, amortization of JWA's property, plant and equipment and intangible assets ceased on July 1, 2006.

On December 7, 2006, the Fund completed the sale of all the issued and outstanding shares of JWA on a cash and debt free basis to Wellspring Capital Management LLC, for total consideration of $356.1 million (US $310.1 million), net of $4.9 million (US $4.3 million) in disposition costs.

The results of discontinued operations presented in the consolidated statements of net earnings were as follows:

	Three months ended December 31		Years ended December 31	
	2007	2006	**2007**	2006
Revenue	–	110.2	–	573.3
Cost of product sold	–	(97.1)	–	(514.6)
Gross profit	–	13.1	–	58.7
Operating and administrative	–	2.4	–	9.5
Amortization of property, plant, equipment, and intangibles	–	–	–	19.1
Impairment of property, plant, equipment and intangibles	–	–	–	56.3
Gain (loss) on sale of JWA, inclusive of final closing adjustments	–	(4.7)	**0.4**	(4.7)
Income tax expense (recovery)	–	2.6	–	3.7
Net earnings (loss) from discontinued operations	–	12.8	**0.4**	(25.2)

The cash flows from (used in) discontinued operations were as follows:

	Three months ended December 31		Years ended December 31	
	2007	2006	**2007**	2006
Cash flows from discontinued operations before changes in working capital	–	8.9	–	41.7
Decrease (increase) in non-cash operating working capital items	–	0.3	–	(12.2)
Cash flows from discontinued operations	–	9.2	–	29.5
Maintenance capital expenditures	–	(0.8)	–	(2.8)
Other capital expenditures	–	(0.4)	–	(3.7)
Cash flows used in investing activities	–	(1.2)	–	(6.5)
Cash flows from financing activities	–	–	–	–
Cash flows used in discontinued operations	–	8.0	–	23.0

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at December 31, 2007 proceeds of $100.0 million (December 31, 2006 – $95.0 million) had been received.

Included in accounts receivable and other as at December 31, 2007 is $15.1 million (December 31, 2006 - $15.3 million) of prepaid expenses.

6. Revolving Term Bank Credits and Term Loans

	Maturity Date	Effective Interest Rate	**December 31 2007**	December 31 2006
Revolving term bank credits(1)				
Bankers Acceptances ("BA")	2010	Floating BA rate plus applicable credit spread	**96.5**	35.0
LIBOR Loans (US$66.7 million; 2006 – US$92.3 million)	2010	Floating LIBOR rate plus applicable credit spread	**65.9**	107.5
			162.4	142.5
Other Debt				
Notes payable	2007-2010	Prime	**6.8**	7.4
Deferred consideration	2008-2010	Non-interest bearing	**7.0**	9.2
Loan payable	2008-2014	6.3%	**5.2**	–
Mortgage payable (US$1.0 million; 2006 – US$1.0 million)	2011	7.53%	**1.0**	1.1
			20.0	17.7
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$85.0 million; 2006 – US$85.0 million)(2)	2015	Floating LIBOR rate plus 1.7%	**84.0**	99.1
Senior secured notes subject to fixed interest rates (US$75.0 million; 2006 – US$75.0 million)(2)	2013, 2015	6.65%	**74.1**	87.4
JWA acquisition credit facility (US$145.0 million)(3)	2007	Floating LIBOR rate plus credit applicable spread	**–**	–
Medium Term Notes(4)	2016	5.57%	**–**	–
			158.1	186.5
Total revolving term bank credits and term loans before deferred financing fees			**340.5**	346.7
Deferred financing fees			**(2.5)**	–
Revolving term bank credits and term loans			**338.0**	346.7
Current maturities			**(3.9)**	(2.7)
Revolving term bank credits and term loans			**334.1**	344.0

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada have revolving term bank credit borrowing capacity of $595.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) Senior Secured Notes (the "Notes") totaling US $160.0 million (CDN $158.1 million at December 31, 2007 (2006 – CDN $186.5 million) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities and interest rates. The estimated fair value of the Notes at December 31, 2007 was CDN $163.8 million (2006 – CDN $181.0 million). In conjunction with the issue of the Notes, Superior swapped US $85.0 million (CDN $84.0 million at December 31, 2007 (2006 – CDN $99.1 million) of the fixed rate obligation into a US dollar floating rate obligation.

(3) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million to partially finance the acquisition of JWA. The facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006 from proceeds raised through the issuance of Medium Term Notes.

(4) On March 3, 2006, Superior issued $200.0 million, 5.50 percent coupon, Medium Term Notes maturing on March 3, 2016 with an effective yield to maturity of 5.57 percent. This facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. On August 8, 2006, Superior repaid the Medium Term Notes from borrowings under the revolving term credit facilities referred to in footnote 1 above, providing enhanced debt repayment and covenant flexibility.

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	3.9
Due in 2009	10.9
Due in 2010	168.5
Due in 2011	33.7
Due in 2012	32.6
Subsequent to 2012	90.9
Total	340.5

7. Convertible Unsecured Subordinated Debentures
The Fund has issued four series of Debentures denoted as 8 percent Series 1, 8 percent Series 2, 5.75 percent Series 1, and 5.85 percent Series 1 as follows:

	Series 1 [(1)]	Series 2 [(2)]	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Interest rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding at December 31, 2006[(3)]	8.1	59.2	174.9	75.0	(3.3)	313.9
Conversion and repayment / redemption of Debentures and accretion of discount during 2007	(8.1)	(59.2)	–	–	0.7	(66.6)
Deferred issue costs	–	–	(4.8)	(2.5)		(7.3)
Debentures outstanding	–	–	170.1	72.5	(2.6)	240.0
Quoted market value December 31, 2007	–	–	152.2	67.5		
Quoted market value December 31, 2006	8.2	60.8	157.5	66.4		

(1) On July 31, 2007, $8.1 million Series I, 8% Debentures matured and were repaid.
(2) On November 5, 2007, $59.2 million Series 2, 8% Debentures were redeemed.
(3) As at December 31, 2006, the current portion of Series 1, 8% Debentures oustanding was $8.1 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

8. Financial Instruments
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which the Fund has immediate access. Where bid and ask prices are unavailable, the Fund uses the closing price of the most recent transaction of the instrument. In the absence of an active market, the Fund determined fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Fund looks primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreements, the valuation of these agreements requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term price of electricity has a material impact on the fair value of these agreements. Any changes in the fair values of financial instruments classified or designated as held-for-trading measured at fair value are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional	Term	Effective Rate	Fair Value as at December 31, 2007	Fair Value as at January 1, 2007
Natural gas financial swaps–NYMEX	43.6 GJ[1]	2008-2011	$7.30/GJ USD	33.4	26.9
Natural gas financial swaps–AECO	36.4 GJ[1]	2008-2012	$7.74/GJ CDN	(18.7)	(29.4)
SEM electricity swaps	0.2 MW[2]	2008-2013	$72.54/MWh	(0.4)	–
Foreign currency forward contracts, net	$170.2 USD[3]	2007-2011	1.17	(46.0)	(15.0)
Interest rate swaps–USD	$85.0 USD[3]	2013-2015	4.95%	2.6	(1.2)
Interest rate swaps–CDN	$100.0 CDN[3]	2007	5.33%	–	0.6
Propane wholesale purchase and sale contracts, net	14.4 USG[4]	2007-2008	$1.25/USG	5.5	3.2
ERCO fixed-price electricity purchase agreement	45 MW[2]	2008-2017	$45-$52/MWh	26.6	27.4

[1] Millions of gigajoules purchased [2] Mega watts ("MW") on a 24/7 continual basis per year purchased [3] Millions of dollars purchased [4] Millions of United States gallons purchased

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	23.8	34.7	21.6	22.2
SEM electricity swaps	–	0.1	0.3	0.2
Foreign currency forward contracts, net	7.3	2.6	24.0	31.9
Interest rate swaps	0.7	1.9	–	–
Propane wholesale purchase and sale contracts	10.7	–	5.2	–
ERCO fixed-price power purchase agreements	5.5	21.1	–	–
As at December 31, 2007	48.0	60.4	51.1	54.3
As at January 1, 2007 upon adoption of new financial instruments accounting requirements	33.7	76.4	36.1	61.5

Description	For the three months ended December 31, 2007		For the twelve months ended December 31, 2007	
	Realized gain (loss)	Unrealized gain (loss)	Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	(5.1)	29.4	(14.9)	7.3
SEM electricity swaps	–	–	–	(0.4)
Foreign currency forward contracts, net	(0.9)	0.4	(4.5)	(33.3)
Interest rate swaps	–	3.2	–	3.8
Propane wholesale purchase and sale contracts	–	3.0	–	2.3
ERCO fixed-price power purchase agreements	2.0	(10.3)	7.6	(0.7)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	(4.0)	25.7	(11.8)	(21.0)
Foreign currency translation of senior secured notes (Note 6)	–	0.7	–	27.7
Foreign currency translation of ERCO royalty assets	–	(0.1)	–	(4.0)
Total realized and unrealized gains and losses	(4.0)	26.3	(11.8)	2.7

Non-Derivative Financial Instruments

The Fund's accounts receivables have been designated as available for sale due to the Fund's accounts receivable securitization program, the Fund's accounts payable, distributions and interest payable to Unitholders and Debentureholders, revolving term bank credits and term loans and Debentures have been designated as other liabilities. The carrying value of the Fund's cash, accounts receivable, accounts payable, and distributions and interest payable to Unitholders and Debentureholders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of the Fund's revolving term bank credits and term loans, and Debentures, is provided in Notes 6 and 7 of the Interim Consolidated Financial Statements.

Financial Instruments – Risk Management
Derivative and non-financial derivatives are used by the Fund to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Fund's policy is not to use derivative or non-financial derivative instruments for speculative purposes. The Fund does not formally designate its derivatives as hedges, as a result, the Fund does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

9. Income Taxes
The Fund is a Mutual Fund Trust for income tax purposes. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including Superior Plus Income Fund, effective January 1, 2011. Prior to the legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 31.5%. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Accordingly, the Fund began recording a Canadian future income tax provision effective June 30, 2007. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean tax.

For the three and twelve months ended December 31, 2007 future income tax expense/recovery from operations in Canada, the United States and Chile was a $7.4 million expense and a $10.4 million recovery, respectively, compared to future income tax recoveries of $2.9 million and $109.2 million for the comparative periods, respectively. Future income taxes for the twelve months ended December 31, 2006 were impacted by $47.9 million in future income tax recoveries related to asset impairment charges. Additionally, future income taxes for the twelve months ended December 31, 2006 were impacted by $33.2 million in future income tax recoveries as a result of the Funds's conversion to a "trust over partnership structure". Total income tax expense/recovery, comprised of current and future taxes for the three and twelve months ended December 31, 2007 was a $9.3 million expense and a $5.1 million recovery, compared to income tax recoveries of $100.0 million and $0.7 million for the comparative periods, respectively.

The Fund expects it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

10. Asset Impairments

Superior determined during the second quarter of 2006 that the net book value of ERCO's sodium chlorate facilities located in Bruderheim, Alberta and Valdosta, Georgia and ERCO's goodwill were impaired. An aggregate impairment charge of $218.7 million was recorded in 2006 ($170.8 million net of tax) which was equivalent to the pre-impairment net book value of the assets.

A pre-tax impairment charge of $73.4 million ($47.7 million net of tax) was recorded with respect to ERCO's Bruderheim, Alberta sodium chlorate facility, based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices, lower sodium chlorate selling prices resulting from the appreciation of the Canadian dollar on U.S. dollar denominated sales, and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

A pre-tax impairment charge of $55.9 million ($33.7 million net of tax) was recorded with respect to ERCO's Valdosta, Georgia sodium chlorate facility based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

As part of Superior's assessment of ERCO's overall operations, the fair value of ERCO was estimated using various valuation methods based on current market assumptions surrounding the sodium chlorate industry which has been negatively impacted by reduced demand for North American sodium chlorate due to various pulp mill closures, the impact of the appreciation of the Canadian dollar on ERCO's U.S. dollar denominated sales and on the competitiveness of its Canadian pulp producer customer base, and increased power costs. Based on the estimated fair values, it was determined that ERCO's goodwill was impaired and as such an impairment charge of $89.4 million was recorded.

11. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders ' Equity
Unitholders' equity, December 31, 2006	**85.5**	**595.6**
Trust unit distribution reinvestment program	2.0	25.3
Other comprehensive income	–	(2.3)
Transitional adjustment to accumulated other comprehensive income (loss) upon implementation of financial instruments (Note 1(b))	–	(18.1)
Cumulative impact to deficit upon implementation of financial instruments	–	30.6
Conversion of 8%, Series 1 Debentures ($0.7 million converted at $16 per unit)	–	0.7
Net earnings	–	119.8
Distributions to unitholders	–	(134.9)
Unitholders' equity, December 31, 2007	**87.5**	**616.7**

Unitholders' capital, deficit and accumulated other comprehensive income as at December 31, 2007 and December 31, 2006 consists of the following components:

	December 31, 2007	December 31, 2006
Unitholders' capital		
Trust unit equity	**1,362.0**	1,336.0
Conversion feature on warrants and convertible debentures	**4.8**	4.8
	1,366.8	1,340.8
Accumulated deficit		
Retained earnings from operations	**433.3**	313.5
Cumulative impact to deficit upon implementation of financial instruments	**30.6**	–
Accumulated distributions on trust unit equity	**(1,193.7)**	(1,058.8)
	(729.8)	(745.3)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	–	–
Transitional adjustment upon implementation of financial instruments (Note 1(b))	**(18.0)**	(0.7)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(13.5)**	0.8
Reclassification of derivative gains and losses previously deferred	**11.2**	–
	(20.3)	0.1

As at December 31, 2007, the Fund had 2.3 million trust unit warrants outstanding (December 31, 2006 – 2.3 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

12. Net Earnings per Trust Unit

	Three months ended December 31 2007	Three months ended December 31 2006	Years ended December 31 2007	Years ended December 31 2006
Net earnings per trust unit computation, basic and diluted [1]				
Net earnings (loss) from continuing operations	**64.5**	25.3	**119.4**	(55.6)
Net earnings (loss) from discontinued operations	–	12.8	**0.4**	(25.2)
Net earnings (loss)	**64.5**	38.1	**119.8**	(80.8)
Weighted average trust units outstanding	**87.3**	85.5	**86.5**	85.5
Net earnings (loss) from continuing operations per trust unit, basic and diluted	**$0.74**	$0.30	**$1.38**	($0.65)
Net earnings from discontinued operations per trust unit, basic and diluted	–	$0.15	–	($0.29)
Net earnings (loss) per trust unit, basic and diluted	**$0.74**	$0.45	**$1.38**	($0.94)

[1] All outstanding trust unit options and warrants were excluded from this calculation as they were anti-dilutive.

13. Business Segments

Superior operates four continuing distinct business segments; a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name ("ERCO"); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name ("SEM"). JW Aluminum Company ("JWA" or "JW Aluminum"), a manufacturer of specialty flat-rolled aluminum products, has been sold and classified as a discontinued operation. (See Note 4). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	357.3	110.9	125.4	76.9	–	670.5
Cost of products sold	(268.7)	(63.4)	(91.0)	(57.6)	–	(480.7)
Realized gains (losses) on financial instruments	0.7	7.2	–	(11.9)	–	(4.0)
Gross profit	89.3	54.7	34.4	7.4	–	185.8
Expenses						
Operating and administrative	50.8	31.6	23.9	4.6	1.5	112.4
Amortization of property, plant and equipment	2.0	10.0	1.0	–	–	13.0
Amortization of intangible assets	–	1.1	–	–	–	1.1
Interest on revolving term bank credits and term loans	–	–	–	–	6.5	6.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.2	4.2
Accretion of convertible debenture issue costs	–	–	–	–	1.1	1.1
Unrealized (gains) losses on financial instruments	(3.0)	11.2	–	(29.4)	(5.1)	(26.3)
	49.8	53.9	24.9	(24.8)	8.2	112.0
Net earnings (loss) before income taxes from continuing operations	39.5	0.8	9.5	32.2	(8.2)	73.8
Income tax recovery (expense)	(7.0)	1.8	(0.7)	(3.1)	(0.3)	(9.3)
Net earnings (loss) from continuing operations	32.5	2.6	8.8	29.1	(8.5)	64.5
Net earnings (loss) from discontinued operations (Note 4)						–
Net Earnings (Loss)						64.5

For the three months ended December 31, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	279.9	115.4	118.8	78.8	(0.1)	592.8
Cost of products sold	(201.7)	(59.0)	(85.5)	(72.6)	0.1	(418.7)
Gross profit	78.2	56.4	33.3	6.2	–	174.1
Expenses						
Operating and administrative	48.8	35.0	20.6	3.3	4.4	112.1
Amortization of property, plant and equipment	6.2	12.0	0.9	–	–	19.1
Amortization of intangible assets	–	1.1	0.2	–	–	1.3
Interest on term bank credits and term loans	–	–	–	–	11.4	11.4
Interest on convertible unsecured subordinated debentures	–	–	–	–	5.0	5.0
Accretion of convertible debenture issue costs	–	–	–	–	0.6	0.6
	55.0	48.1	21.7	3.3	21.4	149.5
Net earnings (loss) before income taxes from continuing operations	23.2	8.3	11.6	2.9	(21.4)	24.6
Income tax recovery (expense)	0.1	2.3	(1.3)	–	(0.4)	0.7
Net earnings from continuing operations	23.3	10.6	10.3	2.9	(21.8)	25.3
Net earnings from discontinued operations (Note 4)						12.8
Net Earnings						38.1

For the year ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	1,075.7	447.0	512.3	320.4	–	2,355.4
Cost of products sold	(782.7)	(260.5)	(382.5)	(256.1)	–	(1,681.8)
Realized gains (losses) on financial instruments	1.2	21.2	–	(34.2)	–	(11.8)
Gross profit	294.2	207.7	129.8	30.1	–	661.8
Expenses						
Operating and administrative	196.9	120.8	93.1	18.4	10.5	439.7
Amortization of property, plant and equipment	15.7	38.0	3.9	–	–	57.6
Amortization of intangible assets	–	4.6	0.3	–	–	4.9
Interest on revolving term bank credits and term loans	–	–	–	–	25.2	25.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	19.5	19.5
Accretion of convertible debenture issue costs	–	–	–	–	2.8	2.8
Management internalization costs	–	–	–	–	0.5	0.5
Unrealized (gains) losses on financial instruments	(2.3)	5.5	–	(6.9)	1.0	(2.7)
	210.3	168.9	97.3	11.5	59.5	547.5
Net earnings (loss) before income taxes from continuing operations	83.9	38.8	32.5	18.6	(59.5)	114.3
Income tax recovery (expense)	19.9	(15.9)	0.8	(0.8)	1.1	5.1
Net earnings (from continuing operations	103.8	22.9	33.3	17.8	(58.4)	119.4
Net earnings from discontinued operations (Note 4)						0.4
Net Earnings						119.8

For the year ended December 31, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	985.4	437.2	518.7	325.6	(2.6)	2,264.3
Cost of products sold	(712.5)	(233.1)	(386.5)	(303.9)	2.6	(1,633.4)
Gross profit	272.9	204.1	132.2	21.7	–	630.9
Expenses						
Operating and administrative	185.3	122.1	87.1	11.7	17.6	423.8
Amortization of property, plant and equipment	20.4	47.9	3.7	–	–	72.0
Amortization of intangible assets	–	4.7	0.4	–	–	5.1
Interest on term bank credits and term loans	–	–	–	–	43.1	43.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	20.2	20.2
Accretion of convertible debenture issue costs	–	–	–	–	2.3	2.3
Management internalization costs	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill	–	218.7	–	–	–	218.7
	205.7	393.4	91.2	11.7	84.5	786.5
Net earnings (loss) before income taxes from continuing operations	67.2	(189.3)	41.0	10.0	(84.5)	(155.6)
Income tax recovery (expense)	48.6	130.0	5.0	2.6	(86.2)	100.0
Net loss from continuing operations	115.8	(59.3)	46.0	12.6	(170.7)	(55.6)
Net loss from discontinued operations (Note 4)						(25.2)
Net Loss						(80.8)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations (Note 4)	Total Consolidated
As at December 31, 2007							
Net working capital	73.9	19.0	65.7	8.8	5.6	–	173.0
Total assets	663.0	533.1	195.2	115.2	36.3	–	1,542.8
As at December 31, 2006							
Net working capital	60.8	32.0	69.7	(2.6)	19.0	–	178.9
Total assets	679.5	566.4	202.8	46.7	41.5	–	1,536.9
For the three months ended December 31, 2007							
Acquisitions	–	–	2.9	–	–	–	2.9
Other capital expenditures	–	3.3	–	0.3	–	–	3.6
For the three months ended December 31, 2006							
Acquisitions (dispositions)	–	–	–	–	–	(354.7)	(354.7)
Other capital expenditures	–	1.8	–	–	–	0.4	2.2
For the year ended December 31, 2007							
Acquisitions	–	–	4.3	–	–	–	4.3
Other capital expenditures	0.4	6.0	0.9	1.5	0.4	–	8.8
For the year ended December 31, 2006							
Acquisitions (dispositions)	–	–	–	–	–	(354.7)	(354.7)
Other capital expenditures	–	51.4	1.6	–	–	3.7	56.7

Geographic Information	Canada	United States	Other	Total Consolidated	Discontinued Operations (Note 4)
Revenues for the three months ended December 31, 2007	572.4	77.5	20.6	670.5	–
Revenue for the year ended December 31, 2007	1,934.0	346.4	75.0	2,355.4	–
Property, plant and equipment as at December 31, 2007	428.1	28.8	57.5	514.4	–
Total assets as at December 31, 2007	1,360.2	117.8	64.8	1,542.8	–
Revenues for the three months ended December 31, 2006	482.7	91.5	18.6	592.8	110.2
Revenues for the year ended December 31, 2006	1,824.0	392.5	47.8	2,264.3	573.3
Property, plant and equipment as at December 31, 2006	468.1	33.2	69.8	571.1	–
Total assets as at December 31, 2006	1,305.4	148.5	83.0	1,536.9	–

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus
Income Fund

2b A 9:37

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, Canada on Tuesday, May 6, 2008, at 2:00 p.m. (Calgary time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2007, and the auditors' report thereon;

(2) to elect ten (10) directors of Superior Plus Inc.;

(3) to elect ten (10) directors of Superior Plus Administration Inc.;

(4) to appoint the auditors of the Fund and to authorize the Board of Directors of Superior Plus Administration Inc. to fix the auditors' remuneration; and

(5) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 10th day of March, 2008.

By order of the Board of Directors
of Superior Plus Administration Inc.

"Leanne E. Likness"

Leanne E. Likness, Corporate Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, so that it is received no later than 2:00 p.m. (MST) on Friday, May 2, 2008.

TABLE OF CONTENTS

PART I: QUESTIONS AND ANSWERS ON VOTING

This Information Circular is furnished in connection with the solicitation of proxies by Superior Plus Administration Inc. (the "Administrator"), for use at the annual meeting (the "Meeting") of unitholders ("Unitholders") of Superior Plus Income Fund (the "Fund") called for May 6, 2008. This Information Circular and a form of proxy will be mailed on or about March 17, 2008, to the Unitholders of record on March 10, 2008. Information contained herein is given as of March 10, 2008, unless otherwise specifically stated.

Only persons who are holders of record of trust units of the Fund on March 10, 2008 shall be entitled to attend the Meeting and to vote thereat. On March 10, 2008, the Fund had 88,138,085 trust units outstanding. Holders of trust units are entitled to one vote for each trust unit held at all Meetings of Unitholders of the Fund. A quorum at the Meeting will consist of at least two Unitholders present in person or represented by proxy and representing not less than 10 percent of the trust units entitled to be voted at the Meeting.

To the best of the knowledge of the directors and officers of the Administrator and Superior Plus Inc. (the "General Partner"), no person beneficially owns, directly or indirectly, or exercises control or direction over trust units carrying more than 10 percent of all the votes attached to the outstanding trust units of the Fund.

Am I entitled to vote?
If you are a holder of trust units at the close of business on March 10, 2008, you are entitled to vote at the Meeting, or at any adjournment of that Meeting, on the items of business set forth in the Notice of the Annual Meeting of Unitholders.

Am I a registered or beneficial Unitholder?
You are a *registered Unitholder* if you hold trust units in your own name. These trust units will be represented by a trust unit certificate.

You are a *beneficial Unitholder* if you hold trust units which are registered in the name of a nominee (a bank, trust company, securities broker or other). These trust units are not represented by a trust unit certificate, but rather, are recorded on an electronic system.

How many votes am I entitled to?
You are entitled to one vote for every trust unit you hold.

What items of business am I voting on?
The following items of business will be voted upon at the Meeting:

1) election of directors for the upcoming year for both the General Partner, as general partner of Superior Plus LP (the "Partnership") (collectively, "Superior") and the Administrator;
2) appointment of auditors of the Fund and authorization to the Board of Directors of the Administrator to fix the auditors' remuneration; and
3) any other business that may be properly brought before the Meeting or any adjournment of.

How will these items of business be decided at the Meeting?
A simple majority of votes cast (50% plus one vote), by the Unitholders present, in person or by proxy, will constitute approval of the election of directors and the appointment of auditors.

How do I vote?

If you are a *registered Unitholder*, you can vote in person at the Meeting or by proxy.

1) *To vote in person* – Do not complete and return the form of proxy but simply attend the Meeting where your vote will be taken and counted. Be sure to register with Computershare Trust Company of Canada ("Computershare"), the Corporation's transfer agent and registrar, when you arrive at the Meeting.

2) *To vote by proxy* – You can convey your voting instructions by mail, telephone, facsimile or internet and by doing so your trust units will be voted at the Meeting by Grant D. Billing or Leanne E. Likness, who are the appointees set forth in the form of proxy. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

Your voting instructions must be received by 2:00 p.m. (MST) on Friday, May 2, 2008.

If you are a *beneficial Unitholder*, your trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which acts as nominee for many Canadian brokerage firms. Trust units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting trust units for their clients. The Fund does not know for whose benefit the trust units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Unitholders in order to ensure that their trust units are voted at the Meeting. Often, the form of proxy supplied to a beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder (the nominee) on how to vote on behalf of the beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a Voting Instruction Form in lieu of the form of proxy. The beneficial Unitholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the beneficial Unitholder can follow specific telephone or other voting procedures to vote the trust units held by the beneficial Unitholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of trust units to be represented at the Meeting. A beneficial Unitholder receiving a Voting Instruction Form from Broadridge cannot use that Voting Instruction Form to vote trust units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge, or the alternate voting procedures must be completed, well in advance of the Meeting in order to have the trust units voted.

As a beneficial Unitholder can I vote in person at the Meeting?

Yes, however, the Administrator does not have the names of the beneficial Unitholders. As such, if you attend the Meeting, you must ensure that your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the Voting Instruction Form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the Meeting and vote your trust units in person. Be sure to register with Computershare when you arrive at the Meeting.

Can I appoint someone other than the management nominees, Grant D. Billing and Leanne E. Likness, to act as my proxyholder at the Meeting?
Each of the persons named in the enclosed form of proxy to represent Unitholders at the Meeting is a director or officer of the Administrator and the General Partner. **Each Unitholder has the right to appoint some other person to represent him/her at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a Unitholder at the Meeting need not be a Unitholder.

Who is soliciting my proxy?
The Administrator is soliciting your proxy and the cost of this solicitation will be borne by the Administrator. It is expected that the solicitation of proxies from the Unitholders for use at the Meeting will be primarily by mail, but proxies may also be solicited personally by the directors and officers of the Administrator or Superior.

How will my proxy be voted?
On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specifications made in the proxy. **If a specification is not made with respect to any matter, the trust units will be voted FOR the election of ten directors as specified in this Information Circular and FOR the appointment of Deloitte & Touche LLP as auditors of the Fund as set forth in this Information Circular.**

What if there are amendments or variations to the items of business set forth in the Notice of Meeting or other matters are brought before the Meeting?
The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. The Administrator knows of no matters to come before the Meeting other than the matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

Can I change my mind once I have submitted my proxy?
Yes, you can revoke your proxy at any time before it is acted upon. As a registered Unitholder, if your proxy was submitted by facsimile or mail, you can revoke it by instrument in writing executed by you, or by your attorney authorized in writing, or if the Unitholder is a corporation, under corporate seal or by an officer or attorney duly authorized, and deposit such instrument in writing at the registered office of the Administrator. If you conveyed your voting instructions by telephone or internet, then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 2:00 p.m. (MST) on Friday, May 2, 2008, or by depositing the revoking instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment of that Meeting; or in any other manner permitted by law, including personal attendance at the Meeting, or any adjournment of that Meeting.

If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a beneficial Unitholder, you should contact your nominee for instructions on how to revoke your proxy.

Who counts the votes?
Computershare, as the Corporation's transfer agent and registrar, who will also act as scrutineer at the Meeting

How are my trust units voted if a ballot is called at the Meeting on any of the items of business?
Your trust units will be voted as you specified in your proxy. If no such specification is made, then your trust units will be voted FOR the election of directors and the appointment of auditors.

Who can I contact if I have any further questions on voting at the Meeting?
You may contact Computershare, our transfer agent and registrar by telephone at (800) 564-6253.

All dollar amounts expressed in this Information Circular are in Canadian dollars, unless otherwise specified.

PART II: PARTICULARS OF ITEMS TO BE VOTED UPON

ITEM #1 - ELECTION OF DIRECTORS

The Fund's business operations are conducted through a partnership between the General Partner and the Fund, as limited partner. Pursuant to the terms of the Amended and Restated Administration Agreement dated September 30, 2006, the Fund has delegated to the Administrator the exclusive authority to manage the operations and affairs of the Fund. Pursuant to the Limited Partnership Agreement dated September 17, 2006, the General Partner is responsible for the administration and management of the Partnership and has the exclusive authority to manage the business and affairs of the Partnership. As such, the Board of Directors of Superior is responsible for managing the operations and businesses of the Partnership and the Board of Directors of the Administrator is responsible for the administration of the operations and affairs of the Fund. The Boards of Directors of the Administrator and Superior (the "Boards") are currently made up of the same members, each of which members are required, in accordance with the Amended and Restated Declaration of Trust governing the Fund (the "Declaration of Trust"), to be elected by the Unitholders of the Fund.

At the Meeting, the Unitholders will be asked to elect the persons listed in the following table as directors of the Administrator and Superior. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution. Each of the proposed nominees has consented to be named in this Information Circular and to serve as a director of the Administrator and Superior, if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a director, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The names, municipalities of residence, ages, and the year each current director first became a director of Superior Plus Inc., are shown below, along with the number of trust units, restricted trust units ("RTUs") and performance trust units ("PTUs") held as at March 10, 2008. The principal occupations for the five preceding years of the directors of the Administrator and Superior are also shown. Each current director was appointed to serve until the next annual meeting or until a successor is elected or appointed.

Director Information

Name, City, Province and Country of Residence and Age	Number and Value of Trust Units at March 10, 2008 (1)	Number and Value of RTUs/PTUs at March 10, 2008 (2)	Principal Occupation
Catherine (Kay) M. Best Calgary, Alberta, Canada Age: 54 Director Since 2007	Nil	2,236 RTUs $30,432	Ms. Best has served as Executive Vice-President, Risk Management and Chief Financial Officer of the Calgary Health Region since 2000. Prior to that, Ms. Best was a partner with Ernst & Young in Calgary.
Grant D. Billing (3)(11) Calgary, Alberta, Canada Age: 56 Director Since 1994	1,791,997 $24,389,079	137,811 RTUs $1,875,608 137,060 PTUs(4) $1,865,387	Mr. Billing is the Chairman and Chief Executive Officer of Superior. Prior to his current position, Mr. Billing was the Executive Chairman of Superior, since 1998.
Robert J. Engbloom(5) (11) Calgary, Alberta, Canada Age: 57 Director Since 1996	17,010 $231,506	5,176 RTUs $70,445	Mr. Engbloom has been a partner of Macleod Dixon LLP since 1999.
Randall J. Findlay Calgary, Alberta, Canada Age: 57 Director Since 2007	10,000 $136,100	3,241 RTUs $44,110	Mr. Findlay is a corporate director. Mr. Findlay was the President of Provident Energy Ltd. from 2001 until his retirement in 2006.
Norman R. Gish (6)(11) Calgary, Alberta, Canada Age: 72 Director Since 2003	28,910 $393,465	5,176 RTUs $70,445	Mr. Gish is a corporate director and independent businessman. Prior thereto, he was President of Gish Consulting Inc., energy consultants. From 1999 to 2001, Mr. Gish served as Chairman, President and Chief Executive Officer of Alliance Pipeline Ltd. and Aux Sable Liquid Products Inc. Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG Propane Inc., a predecessor entity to Superior, from December 1998 to September 2000.
Peter A.W. Green (7) (11) Campbellville, Ontario, Canada Age: 70 Director Since 1996	10,466 $142,442	5,176 RTUs $70,445	Mr. Green is currently Chairman of the Frog Hollow Group Inc. (international business advisors), as well as Chairman of Patheon Inc. (a global pharmaceutical company). Mr. Green was appointed Lead Director of Superior on August 11, 2003.

Name, City, Province and Country of Residence and Age	Number and Value of Trust Units at March 10, 2008 (1)	Number and Value of RTUs/PTUs at March 10, 2008 (2)	Principal Occupation
James S.A. MacDonald (8)(11) Toronto, Ontario, Canada Age: 62 Director Since 2000 (also May, 1998 to December, 1998)	151,889 $2,067,209	5,176 RTUs $70,445	Mr. MacDonald is currently Chairman and a Managing Partner of Enterprise Capital Management Inc., an investment management company.
Walentin (Val) Mirosh Calgary, Alberta, Canada Age: 62 Director Since 2007	Nil	3,241 RTUs $44,110	Since 2003, Mr. Mirosh has been Vice-President of NOVA Chemicals Corp., a producer and marketer of ethylene, polyethylene and styrenics. Mr. Mirosh also currently serves as President of Nova Chemicals Olefins/Feedstocks. Also current director of the Energy Council of Canada and Co-Chairman of the Advisory Council to the Faculty of Social Sciences, University of Calgary. From 2001 to 2003, Mr. Mirosh was a partner at the law firm of Macleod Dixon LLP.
David P. Smith (9)(11) Toronto, Ontario, Canada Age: 49 Director Since 1998	29,137 $396,555	5,176 RTUs $70,445	Mr. Smith is currently Managing Partner of Enterprise Capital Management Inc., an investment management company.
Peter Valentine (10)(11). Calgary, Alberta, Canada Age: 71 Director Since 2004	1,829 $24,893	5,176 RTUs $70,445	Mr. Valentine currently serves as a corporate director and consultant. For five years ending in 2007, he was Senior Advisor to the President and CEO of the Calgary Health Region, a health care organization, as well as Senior Advisor to the Dean of Medicine, University of Calgary. Mr. Valentine served as the Auditor General of Alberta for a seven year period from 1995 to 2002.

Notes:

(1) As of March 10, 2008 the directors as a group owned, directly or indirectly, 2,041,238 trust units of the Fund, representing approximately 2.3% of the outstanding trust units. The information as to the ownership or control or direction of trust units, not being within the knowledge of the Administrator or the Fund, has been furnished by the directors and nominees individually. The value of the trust units is the sum of the number of trust units owned as at March 10, 2008 multiplied by the closing market price of the trust units on the Toronto Stock Exchange "TSX" as at March 10, 2008 ($13.61).

(2) All RTUs and PTUs were granted under Superior's Long Term Incentive Plan (the "LTIP") established in 2006. For details on the LTIP and the terms of RTUs and PTUs see "Director Remuneration", "Total LTIP Granted by Superior Plus and Business Units", "SAR Grants During The Most Recently Completed Financial Year" and "Long Term Incentive Plan Awards" in this Information Circular. The value of the RTUs is the sum of the number of RTUs owned as at March 10, 2008 (after accounting for the notional reinvestment of distributions since the date of grant) multiplied by the closing market price of the trust units on the TSX as at March 10, 2008 ($13.61).

(3) Mr. Billing also owns $1,000,000 of convertible debentures and 250,000 options to purchase trust units.

(4) The value of Mr. Billing's PTUs, as disclosed in the above table, is the sum of the number of PTUs granted, in addition to the notional reinvestment of distributions since the date of grant, multiplied by the closing market price of the trust units on the TSX at March 10, 2008 ($13.61), and assumes a performance multiplier of 1. The value of PTUs upon actual vesting is dependent on both the market price of the trust units as at the vesting date, as well as a performance multiplier which is calculated in reference to the total return of the trust units relative to a peer group

during the three-year vesting period and can vary from 0 to 2. Therefore, the value of the PTUs as stated in this Information Circular may vary significantly over the respective vesting period.

(5) Mr. Engbloom also owns 30,000 options to purchase trust units.

(6) Mr. Gish also owns $60,000 of convertible debentures and 20,000 options to purchase trust units.

(7) Mr. Green also owns 30,000 options to purchase trust units. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and Chief Executive Officer of Norigen Inc. which went into receivership in August, 2001.

(8) Mr. MacDonald also owns 54,382 warrants and 30,000 options to purchase trust units.

(9) Mr. Smith also owns 3,298 warrants and 30,000 options to purchase trust units.

(10) Mr. Valentine also owns 20,000 options to purchase trust units.

(11) No option grants are currently "in-the-money". The exercise prices of options currently outstanding to directors are in the range of $19.65-$32.19 and the weighted average exercise price of all outstanding options is $23.87.

Director Trust Unit Ownership Requirements

Effective March 6, 2007, Superior adopted trust unit ownership guidelines for its independent directors. Independent directors are required to own trust units and RTUs equivalent to three years' Board annual retainer fees (currently $30,000 per year). The required unitholdings must be attained no later than three years after the implementation of the trust unit ownership guidelines or the effective date of the retention of such director. As part of the ownership, each director shall own a minimum of the current retainer in trust units.

The Chairman and Chief Executive Officer (the only non-independent director) is also subject to unit ownership requirements. The Chairman and Chief Executive Officer is required to hold five times annual salary in trust units, PTUs and RTUs. As part of the ownership, the Chairman and Chief Executive Officer must hold at least one times annual salary in trust units (currently, $600,000).

For further information on trust unit ownership requirements of the Chairman and Chief Executive Officer, the Chief Financial Officer and the Presidents of the respective businesses, please refer to page 20 of this Information Circular.

Independence of Boards and Committee Members

Director independence is determined by the Boards based on the definition of independence in National Instrument 52-110 - "Audit Committees", as amended effective June 30, 2005 (the "Audit Committee Rule"), which is incorporated by reference in National Instrument 58-101 – "Disclosure of Corporate Governance Practices" (the "Corporate Governance Rule") and National Policy 58-201 - "Corporate Governance Guidelines".

Of the ten members of the Boards, nine are independent. Mr. Billing, Chairman and Chief Executive Officer, is a non-independent director. Mr. Green serves as Lead Director to ensure greater independence of the Boards from management.

All members of the Audit Committee, Governance and Nominating Committee, and the Compensation Committee are independent. All members of the Audit Committee are independent under additional regulatory requirements for audit committee members.

Director	Independent		Audit Committee[2]	Governance and Nominating Committee[2]	Compensation Committee[3]
	Yes	No			
Catherine (Kay) M. Best	✓		✓		
Grant D. Billing Chairman and Chief Executive Officer		✓			
Robert J. Engbloom, Q.C.[1]	✓			✓	
Randall J. Findlay	✓			✓	
Norman R. Gish	✓				Chair
Peter A.W. Green Lead Director	✓		✓	Chair	
James S.A. MacDonald	✓				✓
Walentin (Val) Mirosh	✓				✓
David P. Smith	✓		Chair		
Peter Valentine	✓		✓		

Notes:

(1) The Board has considered the circumstances of Mr. Engbloom, a partner in a law firm that provides legal services to Superior and the Fund and has determined that he meets the independence requirements of the Corporate Governance Rule, other than for purposes of membership on the Audit Committee.

(2) Committee of the Board of the Administrator.

(3) Committee of the Board of Superior.

(4) Neither the Administrator nor Superior has an Executive Committee.

Advisory Committees

In August, 2006, Superior formed Advisory Committees for each of the four businesses. The Advisory Committees are composed of two independent directors, senior corporate management and one President of another business. The Advisory Committees were formed with the intent of allowing for more detailed operational reviews at the different business levels which would result in a more focused strategic review at the Board level. Although not formal Board committees, the Advisory Committee structure provides the directors with additional time to address business opportunities, risks, strategies and challenges and allows the members of the Committee to provide advice where appropriate and act as the sounding board prior to bringing strategic matters and initiatives to the Boards. Membership rotation for the Advisory Committees occurs from time to time in order to provide each Board member with maximum exposure to each of the businesses of Superior.

Other Public Company Directorships/Committee Appointments

Director	Other Public Company Directorships	Committee Appointments
Catherine (Kay) M. Best	Canadian Natural Resources Limited Enbridge Income Fund	Chair of Audit Committee and Member of Compensation Committee Chair of Audit Committee
Grant D. Billing	Provident Energy Ltd. BreitBurn Energy Partners L.P.	Member of Governance and Human Resources Committee Member of Compensation Committee
Robert J. Engbloom, Q.C.[(1)]	None	None
Randall J. Findlay	Provident Energy Ltd. BreitBurn Energy Partners L.P. Canadian Helicopters Income Trust Pembina Pipeline Corporation	Member of Reserves, Operations, Environmental, Health and Safety Committee Board Chair Member of Compensation Committee Vice-Chair of Board Member of Governance and Compensation Committees Chair of Human Resources and Compensation Committee
Norman R. Gish	Provident Energy Ltd. Railpower Technologies Corp.	Member of Corporate Governance Committee Chairman of the Board Member of Governance and Human Resources Committee
Peter A.W. Green	Patheon Inc. Gore Mutual Insurance Company[(2)]	Chairman of the Board Chair of Investment Committee Member of Audit Committee
James S.A. MacDonald	MDS Inc. Manitoba Telecom Inc.	Member of Audit Committee Member of Audit Committee
Walentin (Val) Mirosh	TC Pipeline LP	Member of Audit Committee
David P. Smith	Jannock Properties Limited Creststreet Kettles Hill Windpower General Partner Limited	Member of Audit Committee

Director	Other Public Company Directorships	Committee Appointments
Peter Valentine	Fording Canadian Coal Trust	Trustee Member of Audit Committee Member of Governance Committee
	Livingston International Income Fund	Trustee Chair of Audit Committee Member of the Governance Committee
	ResMor Trust Company[2]	Chair of Audit Committee

Notes:

(1) Mr. Engbloom acts as Corporate Secretary to Bow Valley Energy Ltd., CE Franklin Ltd., and Cyries Energy Inc.

(2) Regulated by the Office of the Superintendent of Financial Institutions; not a public issuer.

Board & Committee Meetings Held in 2007

The tables below provide a summary of Board and Committee meetings held during 2007, and the director attendance relating to same. Although not committees of the Boards, the attendance of the Advisory Committee meetings has been added for informational purposes.

Meeting	Total Number of Meetings Held
Board of Directors	6
Audit Committee	4
Governance and Nominating Committee	3
Compensation Committee	3
Superior Propane Advisory Committee	4
ERCO Worldwide Advisory Committee	4
Winroc Advisory Committee	4
Superior Energy Management Advisory Committee	4

Director	Board Meetings	Audit Committee (Chair: Smith)	G&N Committee (Chair: Green)	Compensation Committee (Chair: Gish)	Advisory Committees
Catherine (Kay) M. Best[1]	2 of 2	2 of 2	N/A	N/A	2 of 2
Grant D. Billing	6 of 6	N/A	N/A	N/A	20 of 20
Robert J. Engbloom	6 of 6	N/A	3 of 3	N/A	5 of 5
Randall J. Findlay (2)	5 of 5	N/A	1 of 1	N/A	3 of 3
Norman R. Gish	6 of 6	N/A	N/A	3 of 3	4 of 5
Peter A.W. Green	4 of 6	4 of 4	3 of 3	N/A	5 of 5
Allan Lennox (3)	2 of 2	N/A	N/A	1 of 1	2 of 2
James S.A. MacDonald	5 of 6	N/A	2 of 2	3 of 3	5 of 5
Walentin (Val) Mirosh (4)	5 of 5	N/A	N/A	2 of 2	3 of 3
David P. Smith	6 of 6	4 of 4	N/A	N/A	5 of 5
Peter Valentine	6 of 6	4 of 4	N/A	N/A	5 of 6

Notes:

(1) Ms. Best joined the Board of Directors, effective July 1, 2007.
(2) Mr. Findlay joined the Board of Directors, effective March 6, 2007.
(3) Mr. Lennox retired from the Board of Directors, effective May 8, 2007.
(4) Mr. Mirosh joined the Board of Directors, effective March 6, 2007.

Compensation of Directors and Trustee

The annual compensation rates for the directors of the Administrator and Superior are set out below. In an effort to better align the Boards' compensation with similar industry fees, the Board approved an Audit Committee Chair retainer in 2007, as well as an increase to the Annual Committee retainer.

Item	Annual Compensation until August 8, 2007	Annual Compensation after August 8, 2007 to Present
Annual Board Retainer	$30,000	$30,000
Lead Director Retainer	$35,000	$35,000
Attendance per Board Meeting	$1,500	$1,500
Attendance per Board Meeting (teleconference)	$750	$750
Annual Committee Retainer	$3,000	$4,000
Annual Committee Chair Retainer (in addition to Annual Committee Retainer)	$5,000	$5,000
Annual Audit Committee Chair Retainer (in addition to Annual Committee Retainer)	N/A	$6,000
Attendance per Committee Meeting (Chair)	$2,000	$2,000
Attendance per Committee Meeting (non-Chair)	$1,500	$1,500
Attendance per Committee Meeting (teleconference)	$750	$750
Annual Advisory Committee Retainer	$3,000	$4,000
Attendance per Advisory Committee Meeting	$1,500	$1,500
Attendance per Advisory Committee Meeting (teleconference)	$750	$750

Director Remuneration

The following table sets out the fees that were paid to directors and Board Committees for their participation as members of the Boards and Committees (both Board Committees and Advisory Committees) during 2007. Mr. Billing does not receive any fees with respect to director remuneration as he is considered a non-independent director. The total fees paid for 2006 and 2007 were $677,578 and $818,182, respectively.

In August, 2006, the Board of Superior approved the LTIP, under the terms of which directors would receive a grant of RTUs as part of their total compensation package. Directors are granted RTUs on an annual basis. Mr. Billing's LTIP grants (both with respect to RTUs and PTUs) can be found on page 25 of this Information Circular. For more information on the terms of the RTUs or the LTIP, see "Long Term Incentive Plan Awards" in this Information Circular. Director's RTU grants will be determined on an annual basis but are not guaranteed to be granted in any one year.

Name	Board /Committee Retainers	Board /Committee Attendance Fee	Number of RTUs Granted	Value of RTUs Granted	TOTAL
Catherine (Kay) M. Best	$18,500	$9,000	2,100	$27,000	$54,500
Grant D. Billing	N/A	N/A	N/A	N/A	N/A
Robert J. Engbloom	$36,500	$21,000	2,100	$27,000	$84,500
Randall J. Findlay	$27,500	$15,000	3,005(1)	$38,466	$80,966
Norman R. Gish	$41,500	$20,250	2,100	$27,000	$88,750
Peter A.W. Green	$79,750	$25,500	2,100	$27,000	$132,250
Allan G. Lennox	$18,000	$11,000	N/A	N/A	$29,000
James S.A. MacDonald	$38,000	$20,750	2,100	$27,000	$85,750
Walentin (Val) Mirosh	$27,500	$16,500	3,005(1)	$38,466	$82,466
David P. Smith	$41,750	$24,500	2,100	$27,000	$93,250
Peter Valentine	$37,250	$22,500	2,100	$27,000	$86,750
TOTAL					$818,182

Notes:

(1) Directors received 2,100 RTUs on August 8, 2007. In addition to the August 8, 2007 payment, Messrs. Findlay and Mirosh each received 905 RTUs as a partial year award from the date of their Board appointment on March 6, 2007 to the regular award date of August 8, 2007.

(2) RTUs in this table are valued as at the date of grant. The grant price on August 8, 2007 was $12.86 and the grant price on March 6, 2007 was $12.67. Please refer to Directors' Information table on page 7 which indicates the current value of the Director RTU grants as at March 10, 2008, after accounting for the notional reinvestment of distributions since the date of grant.

Computershare Trust Company of Canada ("Computershare") was appointed the trustee of the Fund on October 7, 2003. For 2007, Computershare received an annual fee of $12,830 for its services as trustee of the Fund.

Each director of the Boards is compensated for all reasonable out-of-pocket expenses incurred incidental to attending Board/committee meetings. For the 2007 fiscal year, $107,198 was reimbursed to the directors for such out-of-pocket expenses.

Directors' and Officers' Liability Insurance

The Administrator and the General Partner maintain directors' and officers' liability insurance for the directors and officers of the Administrator and the General Partner. Under this insurance, the insurer pays, on behalf of the Administrator, the General Partner or the Fund, for losses for which each of these entities indemnifies its directors and officers and, on behalf of such persons, for losses which are suffered during the performance of their duties, which are not indemnified by the Administrator, the General Partner or the Fund.

The Policy has an aggregate coverage limit of US$35,000,000, subject to a corporate deductible of US$1,000,000 for losses in which the General Partner indemnifies the directors and officers. There is no deductible for losses which are non-indemnifiable by the General Partner. In addition, Superior has excess Side A coverage of US$10,000,000 which preserves an additional US$10,000,000 limit of insurance for directors and officers without increasing the corporate reimbursement coverage.

The annual premium paid by the Superior in 2007 in respect of its directors and officers was US$289,280. This premium is for a 12-month term, November 1, 2007 to November 1, 2008, to coincide with the corporate insurance program.

Distribution Reinvestment Program

In 2007, the Fund implemented a Distribution Reinvestment Plan ("DRIP"). The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% of the average market price of the trust units over the five day trading period ending on the business day immediately prior to the distribution payment date. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. On February 28, 2008, the Fund announced that it would be suspending the DRIP until further notice. Further information on the DRIP is posted on the Fund's website.

ITEM #2 – APPOINTMENT OF AUDITOR

At the Meeting, the Unitholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Fund. Deloitte & Touche LLP was first appointed auditor of the Fund effective August 2, 1996. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution.

The audit fees payable to Deloitte & Touche LLP for the years ended December 31, 2006 and December 31, 2007 can be found on page 36 of this Information Circular.

PART III: STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee has oversight responsibility in relation to human resources, compensation and pension matters of Superior. The Compensation Committee consists of three independent directors, namely Messrs. Gish (Chair), MacDonald and Mirosh. The role of the Committee includes making recommendations to the Board of Superior with respect to executive compensation, human resources policies, as well as management succession and development. The Committee also evaluates the performance of the Chairman and Chief Executive Officer and recommends his compensation for approval by the independent directors of the Board of Superior. In addition, the Committee is responsible for conducting periodic reviews of the amount and form of directors' fees and benefits for Board and committee service in relation to time commitment, responsibilities, risks and current norms and recommends any adjustments to the Board for its consideration and decision. The mandate of the Compensation Committee is posted on the Fund's website at *www.superiorplus.com*.

Report on Executive Compensation

Superior's executive compensation programs focus on rewarding performance and contributions to the achievement of corporate and divisional goals and objectives. The programs reflect a total compensation philosophy for all employees. The guiding principle is to align the employee and executive interests with those of the Unitholders of the Fund. To this end, compensation programs are competitive and market-based within the industries from which Superior recruits, and base salaries and benefits are targeted at the median. Incentive programs act as the lever that enables executives and employees to be compensated above that level. The incentive programs are designed to reward performance at the Superior level and at the divisional level of Superior's businesses depending on the executive's position within the organization. Sustained strong performance is rewarded through the short and long-term incentive plans with compensation that can exceed the executive's annual base salary.

In 2006, the Compensation Committee undertook a thorough review of both the long term and short term compensation design at the Superior and individual business levels. The Trust Unit Incentive Program ("TUIP"), the respective business's phantom option plans ("POP") and the Management Trust Unit Purchase Plan ("MTUPP") were discontinued and replaced by the Long Term Incentive Plan ("LTIP").

In order to address the uncertainty associated with the strategic review process and to ensure continuity during the transition resulting from that process, a short term retention plan was adopted in May, 2006. The objective of the plan was to retain key employees until the completion of the strategic review on May 1, 2007. The retention program covered employees at both the corporate and business levels and included a retention payment that ranged from 3 to 12 months of their annual salary. Messrs. Gleason, McCamus and Timmons were the only executive officers that were participants in the short term retention plan in 2007.

Superior also agreed to payout a target level of short term incentive plan bonus ("STIP") and LTIP bonus for the year consistent with the existing plan levels for certain employees in the respective program. Participants of the MTUPP were to be kept whole, including any income tax obligations, as it was determined that such plan would be wound up at the conclusion of the strategic review and as such, the plan was wound up on May 31, 2007. In 2007, Superior paid out an aggregate of $1,912,201 to settle the outstanding MTUPP loans and related income tax obligations. Messrs. Gleason and McCamus were the only executive officers that were participants in the MTUPP.

The performance and compensation of Grant D. Billing, Chairman and Chief Executive Officer, is annually reviewed by the Compensation Committee. Upon evaluating the Chairman and Chief Executive Officer's performance in light of established goals and objectives, the Compensation Committee makes a recommendation to the Board of Superior with respect to the compensation of the Chairman and Chief Executive Officer. On an annual basis, the Chairman and Chief Executive Officer presents recommendations for approval to the Compensation Committee as to overall compensation and other conditions of employment of Superior's senior officers, Messrs. Bingham, Gleason, McCamus, Timmons and Vanderberg. The compensation package for officers and senior employees, including the NEOs "Named Executive Officers", has three components:

(a) base salary and benefits;
(b) annual bonus program; and
(c) long-term incentive programs.

Base Salary and Benefits

In determining base salaries, Superior and its businesses review competitive data obtained from third-party consultants in order to compare the compensation programs with other companies whose operations, general business activities, number of employees and geographical location are similar. The base pay for each employee, including that of each NEO, is targeted at the median or middle of the market place and is compared to other employees and executive officers to ensure internal equity.

Benefit plans provided by Superior and its businesses are in the form of group life, health and medical, pension/savings plans and other benefits are available to all salaried and to a majority of hourly employees. These benefits are competitive and targeted at the median.

Annual Bonus Program

The annual bonus program rewards employees for their contribution to the overall performance of Superior and in the case of the divisional employees to the performance of their respective business. The principal performance measures are based on financial targets and other key objectives for the period for both corporate and divisional employees and if such set objectives are met, payout levels may range from 0% to 100% of base salary, depending on the employee's position. The Compensation Committee and the Board of Directors of Superior, at their discretion, may further adjust the amount of the incentive bonus. The 2007 annual bonus for each NEO was based on these performance measures.

Long-Term Incentive and Retention Programs

DESCRIPTION OF CURRENT PLANS

The LTIP was established in 2006 to replace the TUIP, as well as the POP at the business levels. The purpose of the LTIP is to attract and to provide proper incentives to retain key employees, as well as to focus management on the operating and financial performance of Superior and long term unitholder return. The remainder of the long term incentive plans were discontinued in 2006. In addition, the Internal Retention Plan ("IRP") concluded operation in the first half of 2007. A description of these plans is described below under "Description of Discontinued Plans, Including Retention Plans".

The LTIP is available to all employees, directors and officers of Superior and its businesses. Under the terms of the LTIP, participants are eligible to receive grants of Restricted Trust Units ("RTUs") or Performance Trust Units ("PTUs") annually, or as otherwise may be required (i.e. executive recruitment). The number of RTUs or PTUs granted is based on the level of seniority of the executive within the organization. For employees at the Superior level, RTU's are issued at the market price of the trust units and adjustments are made to simulate the reinvestment of distributions. For division employees, RTU's are issued based on a notional valuation for each business and adjustments are made to simulate the reinvestment of distributions based on the cash generated by the business after growth capital and investment in working capital. RTU's vest over a three year period. For each RTU, the market price of the trust units (or the value of the business) upon vesting, plus an adjustment to account for the value of the distributable cash (or value of the cash generated by the business) notionally reinvested into trust units (or notional units of the businesss) over the year, will be paid to the participant in cash at each vesting date which is the first, second, and third anniversary from the date of the original grant.

With respect to the PTUs, performance trust units are granted at the market price of the trust units and vest on the third anniversary of the date of grant. For each PTU, the market price of the trust units upon vesting, plus an adjustment to account for the value of the distributable cash notionally reinvested into trust units over three years, multiplied by a performance multiplier, will be paid to the participant in cash at the end of such three year period. The performance multiplier is calculated in reference to the total return of the trust units relative to a peer group during the three-year vesting period and can vary from 0 to 2.

All of the NEOs received a grant of RTUs and PTUs pursuant to the LTIP in 2007. See "Trust Unit Ownership Guidelines", "Summary Compensation Table", "Total LTIP Granted by Superior Plus and Business Units", "Option/SAR Grants During the Most Recently Completed Year", "Financial Year End Options/SAR Values", and "LTIP Awards During the Most Recently Completed Financial Year".

DESCRIPTION OF DISCONTINUED PLANS, INCLUDING RETENTION PLANS

The TUIP was established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options were granted annually until 2005. Any options previously granted had an exercise price equal to the market price of the trust units at the time of grant. Options granted prior to 2003 were granted for a four year term and were exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted subsequent to 2003 were granted for a five year term and were exercisable as to one-fifth immediately and an additional one-fifth on each anniversary date of the grant. Eligibility was restricted to directors, officers and employees. The eligibility and number of options such persons were entitled to receive under the TUIP were considered periodically by the Board of Superior. In 2006, the Board of Superior resolved that no new grants would be made under the TUIP which would be replaced by the LTIP, in consideration of better aligning participant interests with those of the unitholders. No new option grants will be made under the TUIP and as such none of the NEO's received a grant of options during 2007.

The POP was established effective January 1, 2003 with respect to senior employees of Superior Propane and ERCO and on June 11, 2004 for senior employees of Winroc, to encourage and reward officers and senior employees of Superior's businesses for long-term, sustainable value creation within their businesses. Effective July 1, 2006, the POP for Superior Propane and ERCO was discontinued. With respect to the Winroc POP, it has features similar to those of the TUIP, except that a phantom unit simulates the market value of Winroc which is determined and approved by the Board of Superior on a quarterly basis. Winroc POP grants have a four-year term and 33.3% of the phantom options vest on each of the first, second and third anniversaries of the date of grant. Upon exercise of phantom options, holders are entitled to receive a cash payment equal to the increase in the value of the notional units of the business from the date of grant, if any, multiplied by the number of phantom options exercised. Payments made under the Winroc POP for grants that occurred prior to 2006 will continue until all phantom units are vested and paid as appropriate. The last phantom units that were granted under the Winroc POP will vest on March 31, 2009. Once these phantom units vest, the plan will be terminated.

The MTUPP was first established in January of 1999 to further improve management's alignment with Unitholders. Participation in the MTUPP was voluntary. Under the terms of the MTUPP, participants could acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrowed directly from a chartered bank the entire cash amount required to make the trust unit purchases. Superior guaranteed up to 66% of the loan amount with the trust units pledged as security for such indebtedness. During 2005, the loan amounts were limited to $125,000 annually to a maximum exposure of $375,000, with the exception of loan amounts for the corporate senior vice-president level of $500,000 initially, $250,000 annually to a maximum exposure of $1,000,000. As part of the employee retention arrangements that were initiated as part of the strategic review, the Compensation Committee resolved that by May 1, 2007, the trust units under the MTUPP would be sold and the participants would be released from their MTUPP obligations and provided with a gross up for taxes to keep their positions neutral. As such, there are no outstanding loans pursuant to the MTUPP and the plan has been completely wound-up, releasing both the participants and Superior from their respective obligations.

The IRP was established as part of the internalization of management transaction (the "Internalization") completed on May 8, 2003 to promote the long-term retention of Mr. Billing and certain other officers who have been terminated since that time. Pursuant to the terms of Mr. Billing's employment agreement between himself and Superior and the Fund, Superior advanced Mr. Billing $2,500,000 by way of a non-interest bearing limited recourse loan which Mr. Billing used to purchase 125,000 trust units of the Fund. Further to the terms of Mr. Billing's employment agreement, the loan was repaid in installments of 40% on the first anniversary of employment agreement and 20% on each subsequent anniversary. Mr. Billing received a bonus payment equal to the repayment obligation on each anniversary date of the employment agreement. The trust units issued in respect of the retention bonus had been pledged to Superior to secure the loan advances. Mr. Billing repaid his outstanding loan balance of $500,000 under the IRP in May, 2007. As such, all loan obligations under the IRP have been fully satisfied and the security over the trust units has been released in its entirety.

Chairman & Chief Executive Officer Compensation

Following the strategic review process, on July 1, 2006, Mr. Billing entered into an employment agreement with Superior in his new role as Chairman and Chief Executive Officer. Mercer Human Resource Consulting LLC was retained as executive compensation advisor to ensure that Mr. Billing's compensation package reflected the Fund's size, its business structure and that it is focused on the Fund's performance. The key components of Mr. Billing's employment agreement are as follows:

1) $600,000 per year salary with no adjustments until January 1, 2008;
2) Eligibility for a short term incentive bonus of between 0% to 100% of salary;
3) Eligibility to participate in the LTIP wherein Mr. Billing would receive a single LTIP grant of 104,357 RTUs and 69,572 PTUs at a grant price of $10.924 (for a total grant value of $1,900,000). Such grant was applicable to both 2006 and 2007 in order to provide additional incentive. Mr. Billing would not be eligible to receive any further grant under the LTIP until January 1, 2008 and all annual grants under the LTIP made subsequent to the initial grant would be equal to 200% of salary in PTUs and RTUs;
4) Any severance would be 2x annual salary and average bonus; and

5) Retiring bonus would be 2x annual salary and average bonus following July 1, 2008. No retiring bonus would be payable in circumstances where severance is paid.

The terms of the agreement are further described under "Termination of Employment, Change in Responsibilities and Employment Contracts" on page 30 of this Information Circular. Mr. Billing's compensation, including his base salary, is determined on the same basis as that of the other NEO's. See "Report on Executive Compensation" above. The Compensation Committee is satisfied that Mr. Billing's compensation package is consistent with current practice and is competitive in the market place.

Trust Unit Ownership Guidelines

Effective March 6, 2007, Superior adopted trust unit ownership guidelines for the Chairman and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer as follows:

> *Chairman and Chief Executive Officer:* Required to hold five times annual salary in trust units, PTUs and RTUs. The Chairman and Chief Executive Officer must hold at least one times annual salary in trust units.
>
> *Executive Vice-President and Chief Financial Officer:* Required to hold three times annual salary in trust units, PTUs and RTUs. The Executive Vice-President and Chief Financial Officer must hold at least one times annual salary in trust units.

Effective June 12, 2007, newly appointed Presidents of Superior's businesses have trust unit ownership requirements, as follows:

> *Business Presidents:* Required to hold three times current annual salary in trust units, PTUs and RTUs. The business Presidents must hold at least one times current annual salary in trust units.

Existing business Presidents are encouraged, but not required to meet the current guideline to hold one times current annual salary in trust units. In calculating trust unit ownership, the value of trust units, RTUs and PTUs are considered. Any options, warrants or convertible debentures are excluded from the calculation. The required unitholdings must be attained no later than three years after the implementation of the respective trust unit ownership guidelines or the effective date of the retention of such executive, as the case may be.

	Trust Units Held(1)	**RTUs Held**	**PTUs Held(4)**	**Estimated Total Value**	**Current Ownership Requirement**
Grant Billing Chairman and CEO	1,791,997	137,811(2)	137,060	$28,130,073	$3,000,000
Wayne Bingham Executive VP and CFO	64,800	17,494(2)	34,253	$1,586,205	$1,020,000
John Gleason (President of Superior Propane)	12,000	47,890(3)	21,243	$970,128	$1,200,000
Greg McCamus (President of Superior Energy Management)	8,000	35,533(3)	21,243	$851,043	$1,020,000

	Trust Units Held[1]	RTUs Held	PTUs Held[4]	Estimated Total Value	Current Ownership Requirement
Paul Timmons (President of ERCO Worldwide)	1,200	33,914 [3]	19,195	$639,438	$1,020,000
Paul Vanderberg (President of Winroc)	15,054	35,748 [3]	19,195	$842,555	$975,000

(1) The estimated value of the trust units is the sum of the total number of trust units held as at March 10, 2008 multiplied by the closing market price of the trust units on the TSX as at March 10, 2008 ($13.61).

(2) The estimated value of the RTUs held by Messrs. Billing and Bingham is the sum of the total number of RTUs held as at March 10, 2008 (including the notional reinvestment of distributions since the date of grant), multiplied by the closing market price of trust units on the TSX as at March 10, 2008 ($13.61).

(3) The value of the RTUs held by Messrs. Gleason, McCamus, Timmons and Vanderberg is based on the notional valuation of the respective business as at December 31, 2007, in addition to an adjustment to account for the value of the cash generated by the business, notionally reinvested into notional units of the business.

(4) For the purposes of calculating the trust unit ownership requirements, the value of the PTUs is the sum of the number of PTUs granted, including the notional reinvestment of distributions since the date of grant, multiplied by the closing market price of trust units on the TSX as at March 10, 2008 ($13.61), and assumes a performance multiplier of 1. The value of PTUs is dependent on both the market price of the trust units as at the vesting date, as well as a performance multiplier which is calculated in reference to the total return of the trust units relative to a peer group during the three-year vesting period and can vary from 0 to 2. Therefore, the value of the PTUs as stated in this Information Circular may vary significantly over the respective vesting period.

Submitted by the Compensation Committee of Superior: Norman R. Gish (Chair), James S.A. MacDonald and Walentin (Val) Mirosh.

Performance Graph

The following graph illustrates changes from December 31, 2002 to December 31, 2007, in cumulative return to Unitholders of an investment in the trust units of the Fund compared to the cumulative total return on the Standard & Poors/TSX Composite Total Return Index ("TSX/S&P") and the cumulative total return of the Income Trust Index designed by Scotia Capital ("SCM.IU"), assuming the reinvestment of cash distributions.


SPF.UN
TSX
SCM.IU
300
250
200
150
100
50
0
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07

SPF.UN	**100**	**145**	**186**	**158**	**83**	**102**
TSX	**100**	**127**	**145**	**180**	**211**	**232**
SCM.IU	**100**	**138**	**177**	**230**	**224**	**240**

Summary Compensation Table

The following table sets out a summary of executive compensation for the Chairman and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, and each of the four highest compensated executive officers for the three years ended December 31, 2007 (the "NEOs").

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position with Superior	Year	Salary ($)	Bonus[4] ($)	Other Annual Compensation ($)	Options/Stock Appreciation Rights ("SARs") Granted (#)	LTIP Payouts ($)	All Other Compensation[15] ($)
Grant Billing[1]	2007	600,000	500,000	595,015[5]	Nil[8]	500,000[10]	48,000
Chairman and Chief	2006	483,438	350,000	25,808	104,357 RTUs	500,000[10]	37,230
Executive Officer					69,572 PTUs		
	2005	390,000	–	35,260	–	500,000[10]	28,000
Wayne Bingham[2]	2007	325,000	275,000	46,194[6]	9,720 RTUs		26,000
Executive Vice-President					7,776 PTUs	–	
and Chief Financial	2006	60,000	50,000	–	9,259 RTUs		3,000
Officer					22,222 PTUs		
John Gleason[3]	2007	380,000	380,000	430,903[7]	9,720 PTUs[9]	93,306[11]	30,400
President, Superior	2006	352,154	360,000	–	9,158 PTUs[9]	180,000[12]	218,172
Propane	2005	190,385	–	–	–	–	12,692
Greg McCamus	2007	325,000	130,000	72,572[7]	9,720 PTUs[9]	96,150[11]	26,000
President, Superior	2006	300,000	192,000	–	9,158 PTUs[9]	288,000[12]	186,500
Energy Management	2005	85,384	40,000	–	–	–	4,846
Paul Timmons	2007	323,333	194,000	-	7,776 PTUs[9]	77,648[11]	11,317
President,	2006	312,500	125,000	–	9,176 PTUs[9]	60,408[13]	135,938
ERCO Worldwide	2005	295,000	100,000	–	–	120,625[13]	10,325
Paul Vanderberg	2007	300,000	240,000	-	7,776 PTUs[9]	1,042,413[14]	9,500
President, Winroc	2006	300,000	240,000	–	9,176 PTUs[9]	–	5,706
	2005	275,000	220,000	–	–	–	5,498

Notes:

(1) Mr. Billing's salary numbers include his directors fees of $27,666 for 2006 and $40,000 for 2005. As at July 1, 2006, Mr. Billing was no longer eligible to receive director's fees, further to his appointment as Chairman and Chief Executive Officer.

(2) Mr. Bingham's employment with Superior commenced on October 11, 2006.

(3) Mr. Gleason's employment with Superior Propane commenced in April, 2005.

(4) Bonuses are based on prior year performance, but paid in first quarter of current year (ie. 2007 bonuses are based on the achievement of goals in 2007, but paid in the first quarter of 2008).

(5) Represents the value of the interest benefits of the loans received by Mr. Billing under the IRP of $8,811 (see note 10 below) in addition to the cash payment that Mr. Billing received as a result of the vesting of RTUs in the amount of $586,204.

(6) Represents the value of cash payment that Mr. Bingham received as a result of the vesting of RTUs in the amount of $46,194.

(7) Represents the amounts of indebtedness under MTUPP loans settled by Superior and gross-up amounts paid to cover related income tax obligations of the NEO. For a complete description of the "MTUPP", please see "Report on Executive Compensation" on page 16.

(8) Mr. Billing was granted 52,056 RTUs and 52,056 PTUs on January 1, 2008 at a grant price of $11.53. Mr. Billing will not be eligible to receive another grant of RTUs and/or PTUs until January 1, 2009. For further information on past RTU/PTU awards granted to Mr. Billing since the inception of the LTIP plan, please refer to "Chairman and Chief Executive Officer Compensation" on page 19.

(9) Business RTUs are not included in the Summary Compensation table as they are not defined as "SARs" under applicable securities regulations. A summary of the business RTUs granted can be found on page 25 of this Information Circular.

(10) With respect to Mr. Billing's 2005, 2006 and 2007 LTIP payout, $500,000 represents payouts under the IRP. See "Report on Executive Compensation – Long-term Incentive and Retention Programs".

(11) Represents first year RTU payouts under the LTIP.

(12) Represents long term incentive bonuses related to 2005 and 2006 and paid in the first quarter of 2007. These long term incentive bonuses were awarded prior to the current LTIP being implemented.

(13) Represents payouts under the POP plan. See "Report on Executive Compensation – Long Term Incentive and Retention Programs."

(14) Represents a payout under the POP plan (see "Report on Executive Compensation – Long Term Incentive and Retention Programs"), in addition to $76,604 received with respect to the first year RTU payout.

(15) The benefit provisions of Superior's pension and savings plan provide employees with a defined contribution benefit pension/savings plan option. Superior matches an employee's contribution under this plan up to 8% of base salary. The plan is available to employees generally, except for the ERCO Worldwide and Winroc employees. ERCO Worldwide has a similar plan matching up to 3.5% of base salary. Winroc has a Group Registered Retirement Savings Plan, matching up to 4% of base salary. With respect to Mr. Gleason, Mr. McCamus and Mr. Timmons, "All Other Compensation" also includes compensation received a part of their retention arrangements in connection with the 2006 strategic review. In 2007, Mr. Gleason received $190,000, Mr. McCamus received $162,500 and Mr. Timmon's received $125,000 as per these retention arrangements. Because the retention arrangements related to the 2006 strategic review, they have been disclosed in 2006.

Long-Term Incentive Plan

In 2006, the board of directors of Superior approved the adoption of the LTIP, which authorizes Superior to grant awards of RTUs and PTUs to directors, officers, employees and consultants of the Fund and its affiliates. The LTIP was adopted by Superior to replace the TUIP, division POP and MTUPP plans. The LTIP does not provide for the issuance of trust units or any rights to acquire trust units and provides only for the granting of cash awards.

For employees at the Superior level, RTU's are granted at the market price of the trust units and the value tracks the market value of the trust units plus an adjustment to account for the reinvestment of distributions into trust units. For business employees, RTU's are issued based on a notional valuation for each business and adjustments are made to simulate the reinvestment of distributions based on the cash generated by the business. See "Report on Executive Compensation - Long-Term Incentive and Retention Programs". RTU's vest over a three year period (33.3% at the end of year one and half of the remaining amount at the end of year two and the remaining amount at the end of year three). For each RTU, the market price of the trust units (or the value of the business) upon vesting, plus an adjustment to account for the reinvestment of distributions (or value of the cash generated by the business) notionally reinvested into trust units (or notional units of the businesses) over the year, will be paid to the participant in cash at each vesting date. The vesting dates are the first, second and third anniversary dates of the date of grant.

With respect to the PTUs, performance trust units are granted at the market price of the trust units and vest on the third anniversary of the date of the grant. PTUs are granted to NEO's and certain employees of Superior. For each PTU, the market price of the trust units upon vesting, plus an adjustment to account for the value of the distributable cash notionally reinvested into trust units over the year, multiplied by a performance multiplier will be paid to the participant in cash. The performance multiplier is calculated in reference to the total return of the trust units relative to a peer group during the three-year vesting period and can vary from 0 to 2. If the percentile rank of Superior among such peer group is less than 35, the contribution of the performance measure to the weighted performance multiplier is zero and if the percentile rank is equal to or greater than 75, the contribution of the performance measure to the performance multiplier is two. Superior retains an external service provider (Mercer Human Resources Consulting LLC) to calculate the performance multiplier. The Board of Superior is also presented with the performance multiplier information prior to Superior paying out any PTU award.

The vesting provisions attached to the Superior RTUs and PTUs provide that in the event of any Takeover Bid Transaction (as defined in the LTIP document) payment shall be made on outstanding RTUs and PTUs on the earlier of: (i) the payment date determined in accordance with the provisions of the grant of RTUs or PTUs, and (ii) the date which is immediately prior to the date upon which a Takeover Bid Transaction is completed. The LTIP also provides for the vesting of RTU and PTU awards in the event of death of a holder and termination of RTU and PTU awards in the event of the cessation of employment. The cost of the LTIP is expensed in the consolidated financial statements of the Fund on a quarterly basis in accordance with Canadian GAAP.

Options – The TUIP

The TUIP has been replaced by the LTIP and was discontinued on July 1, 2006. No further options have been issued under the TUIP since November 17, 2005. The terms of any outstanding options which have not been exercised remain unchanged.

The TUIP was originally established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options were granted annually and had exercise prices not less than the closing market price of the trust units on the TSX on the day prior to the date of the grant. The term of options granted and the vesting was decided by the Board at the time of grant and complied with applicable law and the rules of the TSX. Options currently outstanding that were granted under the TUIP have a five-year term with 20% of the options vesting immediately and an additional 20% vesting annually over the next four years. The terms of the TUIP provided that directors, senior officers, employees and trustees, if any, of Superior were eligible to participate in such plan and the Board restricted eligibility to directors, senior corporate officers and employees.

Since the creation of the TUIP in 1996, 2,121,964 trust units have been issued under the plan representing 2.4% of the issued and outstanding trust units. As at March 10, 2008, there are 500,500 trust units available for issuance pursuant to outstanding trust unit options, representing 0.56% of the issued and outstanding trust units. The weighted average exercise price of the outstanding trust unit options is $23.87 as at March 10, 2008.

Total LTIP Granted By Superior Plus and Business Units

Name	Year	Superior Plus RTUs Granted (SARs)[1]	Superior Plus PTUs Granted (SARs)[1]	Business RTUs Granted (LTIP)[3]	Total Value of SARs and LTIP as at the Date of Grant
Grant Billing	2006	104,357	69,572	Nil	$1,900,000
	2007	Nil[2]	Nil	Nil	Nil

Name	Year	Superior Plus RTUs Granted (SARs)(1)	Superior Plus PTUs Granted (SARs)(1)	Business RTUs Granted (LTIP)(3)	Total Value of SARs and LTIP as at the Date of Grant
Wayne Bingham	2006	9,259	22,222	Nil	$425,000
	2007	9,720	7,776	Nil	$225,000
John Gleason	2006	Nil	9,158	26,000	$360,000
	2007	Nil	9,720	28,042	$420,000
Greg McCamus	2006	Nil	9,158	20,000	$300,000
	2007	Nil	9,720	21,121	$400,000
Paul Timmons	2006	Nil	9,176	21,500	$315,000
	2007	Nil	7,776	18,304	$290,000
Paul Vanderberg	2006	Nil	9,176	20,000	$300,000
	2007	Nil	7,776	20,517	$330,000

(1) Superior RTUs and PTUs are granted at the market price of the trust units and their value upon vesting is dependent on the market price of the trust units, in addition to the notional reinvestment of distributions over the vesting period. The Superior RTUs and PTUs grant the holders a right to receive cash based on changes in the trading price of the Fund's trust units and as such, they are defined as SARs under applicable securities legislation. For the purposes of this table, the value of the Superior RTUs and PTUs is based on the number of RTUs and PTUs granted, multiplied by the respective grant prices and with respect to the PTUs, assumes a performance multiplier of 1. Because the value of PTUs is dependent on both the market price of the trust units as at the vesting date, as well as a performance multiplier which is calculated in reference to the total return of the trust units relative to a peer group during the three year vesting period, the value of the PTUs as stated in this Information Circular may vary significantly over the respective vesting period.

(2) Mr. Billing was also granted 52,056 RTUs and 52,056 PTUs on January 1, 2008. The total value of these SARs as at the date of grant was $1,200,000. Mr. Billing will not be eligible to receive another grant of RTUs and/or PTUs until January 1, 2009. For further information on past RTU/PTU awards granted to Mr. Billing since the inception of the LTIP plan, please refer to "Chairman and Chief Executive Officer Compensation" on page 19.

(3) Upon vesting, the value of the business RTUs is based on a notional valuation calculation of the respective business, in addition to an adjustment to account for a portion of the value of the cash generated by the business, notionally reinvested into notional units of the business. The value of the business RTUs is independent of the market price of the trust units and they are therefore defined as LTIP, rather than SARs, under applicable securities legislation. For the purposes of this table, the current estimated value of the business RTUs is based on the number of RTUs granted multiplied by the respective grant prices.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets out the information with respect to the grants of RTUs and PTUs that would constitute SARs as defined in Form NI 52-102F6 made during 2007. For a complete summary of both SARs and LTIPs granted to the NEOs, please see page 25 for "Total LTIP Granted by Superior Plus and Business Units".

Name	Securities Under SARs Granted	% of Total SARs Granted to Employees (including Directors and NEOs) in 2007	Exercise or Base Price ($/Security)	Market Value of SARs on the Date of Grant ($)	Expiration Date
Grant Billing	Nil[1]	Nil	Nil	Nil	Nil
Wayne Bingham	7,776 PTUs 9,720 RTUs	13% 17%	$12.86 $12.86	$107,000[2] $133,000[2]	August 8, 2010 August 8, 2010
John Gleason	9,720 PTUs	17%	$12.86	$133,000[2]	August 8, 2010
Greg McCamus	9,720 PTUs	17%	$12.86	$133,000[2]	August 8, 2010
Paul Timmons	7,776 PTUs	13%	$12.86	$107,000[2]	August 8, 2010
Paul Vanderberg	7,776 PTUs	13%	$12.86	$107,000[2]	August 8, 2010

Notes:

(1) Mr. Billing was granted 52,056 RTUs and 52,056 PTUs on January 1, 2008. Mr. Billing will not be eligible to receive another grant of RTUs and/or PTUs until January 1, 2009. For further information on past RTU/PTU awards granted to Mr. Billing since the inception of the LTIP plan, please refer to "Chairman and Chief Executive Officer Compensation" on page 19.

(2) Based on the closing market price of the trust units on the TSX on August 8, 2007 (grant date) of $13.70 per Trust Unit (value of PTUs assumes a performance multiplier of 1). The value of PTUs upon vesting is dependent on both the market price of the trust units as at the vesting date, the addition of the notional reinvestment of distributions over the vesting period, as well as a performance multiplier which is calculated in reference to the total return of the trust units relative to a peer group during the three-year vesting period. This performance multiplier can vary from 0 to 2. Therefore, the value of the PTUs as stated in this Information Circular may vary significantly over the respective vesting period.

Financial Year-End Option/SAR Values

The following table sets out the information with respect to the 2007 financial year-end values of unexercised options and RTUs/PTUs on an aggregated basis for the NEOs. For a complete summary of both SARs and LTIPs granted to the NEOs, please see page 25 for "Total LTIP Granted by Superior Plus and Business Units".

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized Upon Exercise of SARs[1]	Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised in-the Money Options/SARs at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Grant Billing	Nil	$586,204	250,000 Options Nil Nil	Nil 83,334 RTUs 82,793 PTUs	Nil[2] Nil Nil	Nil[2] $975,000[3] $969,000[4]
Wayne Bingham	Nil	$46,194	Nil Nil	17,110 RTUs 33,560 PTUs	Nil Nil	$200,000[3] $393,000[4]
John Gleason	Nil	Nil	Nil	20,807 PTUs	Nil Nil	$243,000[4]
Greg McCamus	Nil	Nil	Nil	20,807 PTUs	Nil Nil	$243,000[4]
Paul Timmons	Nil	Nil	Nil	18,803 PTUs	Nil Nil	$220,000[4]
Paul Vanderberg	Nil	Nil	Nil	18,803 PTUs	Nil Nil	$220,000[4]

Notes:

(1) Excludes payments or awards made under the business unit LTIP plan. Please refer to "Trust Unit Ownership Guidelines", "Total LTIP Granted by Superior Plus and Business Units" and "LTIP Awards During the Most Recently Completed Financial Year" for more information on the number of RTUs awarded under the business LTIP.

(2) Based on the closing market price of the trust units on the TSX on December 31, 2007 of $11.70 per Trust Unit. The grant price of Mr. Billing's options which were granted on April 2, 2003 was $19.65. The employment agreement of Mr. Billing provides that he is entitled, upon exercise or forfeiture of these options, to a cash payment equal to the aggregate amount of cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date if the closing market price of the trust units on such date exceeds the exercise price of the options. If the closing market price of the trust units is lower than the exercise price of the options, he will be entitled to a cash payment equal to the aggregate amount of the cash distributions on the Fund's trust units (on a per trust unit basis) from the date of issue of the options up to the exercise/forfeiture date less the difference between the exercise price and the closing market price of the trust units (on a per trust unit basis). These options were granted to Mr. Billing in connection with the Internalization.

(3) Based on the closing market price of the trust units on the TSX on December 31, 2007 of $11.70 per trust unit. The number of RTUs disclosed take into consideration the notional reinvestment of distributions since the date of grant, until December 31, 2007.

(4) The value of the PTUs is the sum of the number of PTUs granted, in addition to the notional reinvestment of distributions since the date of grant, multiplied by the market price of the trust units on the TSX on December 31, 2007 of $11.70 per trust unit, and assumes a performance multiplier of 1. The value of PTUs upon vesting is dependent on both the market price of the trust units as at the vesting date, as well as the performance multiplier which is calculated in reference to the total return of the trust units relative to a peer group during the three-year vesting period and can vary from 0 to 2. Therefore, the value of the PTUs as stated in this Information Circular may vary significantly over the respective vesting period.

Long-Term Incentive Plan Awards During the Most Recently Completed Financial Year

The following table sets out the information with respect to awards of RTUs to divisional employees that are NEOs of Superior that are classified as "long-term incentive plan awards" in Form NI 52-102F6 during the 2007 financial year. For a complete summary of both SARs and LTIP granted to the NEOs, please see page 25 for "Total LTIP Granted by Superior Plus and Business Units".

Name	Number of RTUs[1]	Exercise Price	Performance or Period until Maturation[2]	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
John Gleason	28,042	$10.52	3 years	- [3]	- [3]	- [3]
Greg McCamus	21,121	$13.02	3 years	- [3]	- [3]	- [3]
Paul Timmons	18,304	$10.38	3 years	- [3]	- [3]	- [3]
Paul Vanderberg	20,517	$11.21	3 years	- [3]	- [3]	- [3]

Notes:

(1) The RTU awards granted are for business employees and are based on an estimated notional valuation calculation for each business. For each RTU, the value of the business upon vesting, plus an adjustment to account for a portion of the value of the cash generated by the business notionally reinvested into the business over the year, will be paid to the participant in cash at each vesting date.

(2) RTU's vest over a three year period with 33.3% vesting at the end of year one and half of the remaining amount vesting at the end of year two and the remaining balance vesting after year three.

(3) The value of the RTUs held by Messrs. Gleason, McCamus and Vanderberg is based on the value of the respective business, in addition to an adjustment to account for the value of the cash generated by the business, notionally reinvested into notional units of the business.

Defined Benefit or Actuarial Plan Disclosure

Mr. Timmons is the only Named Executive Officer who participates in the defined benefit pension plan. The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the supplemental pension benefit agreement at age 60, the earliest age at which an unreduced pension benefit is available.

	Years of Service				
Remuneration	20	25	30	35	40
$240,000	$84,713	$105,891	$127,069	$148,247	$169,425
$260,000	$92,213	$115,266	$138,319	$161,372	$184,425
$280,000	$99,713	$124,641	$149,569	$174,497	$199,425
$300,000	$107,213	$134,016	$160,819	$187,622	$214,425
$320,000	$114,713	$143,391	$172,069	$200,747	$229,425
$340,000	$122,213	$152,766	$183,319	$213,872	$244,425
$360,000	$129,713	$162,141	$194,569	$226,997	$259,425
$380,000	$137,213	$171,516	$205,819	$240,122	$274,425
$400,000	$144,713	$180,891	$217,069	$253,247	$289,425

The annual retirement benefit is equal to the sum of: (i) 1.25% of the best average earnings up to and including the final three-year average yearly maximum pensionable earnings ("YMPE") (average is $42,300 at December 31, 2007); and (ii) 1.875% of the best average earnings in excess of the three-year average YMPE, multiplied by the number of years and completed months of credited service. Earnings or remuneration for defined benefit pension purposes consist of base salary. At an estimated 26.5 years of service as at December 31, 2007, the estimated annual payments under the pension plans (RPP and supplemental combined), based on Mr. Timmons' best average earnings as at December 31, 2007 would be $147,163, payable at age 65 in the normal form. There is no maximum applied to credited services, nor is there any offset or reduction at age 65 due to Canada Pension or Old Age Security.

The pension benefit is payable from the registered pension plan up to the maximum allowed under the *Income Tax Act*, and the balance is payable from the supplemental pension benefit agreement. The entire pension amount is eligible for the retirement options available under the registered plan, including life guaranteed and spousal joint and survivor option.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the NEOs, Messrs. Billing, Bingham, Gleason, McCamus and Vanderberg have employment agreements with Superior. Should any of the other NEOs be removed from their current positions at Superior for reasons other than for cause, it is anticipated that they would receive compensation in connection with general industry practice.

Mr. Billing is party to an employment agreement dated July 1, 2006 with the Fund and Superior. Under the employment agreement, Mr. Billing receives an annual salary of $600,000 (as at the date of such employment agreement), is entitled to receive an annual bonus (provided he meets the required performance criteria) and is entitled to participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior officers and executives. For more information on the amount of Mr. Billing's salary and the bonus paid for the last three years, please refer to the "Summary Compensation Table".

The employment agreement of Mr. Billing provides that he is entitled to receive an annual bonus of between 0% and 100% of his annual salary, based on whether, and to what extent, Superior achieves certain predetermined performance objectives. In addition, Mr. Billing was also provided with 104,357 RTUs and 69,572 PTUs under the LTIP which would apply to the years 2006 and 2007. Under the terms of the LTIP, Mr. Billing was not entitled to any further grant under the LTIP until January 1, 2008, at which time Mr. Billing received an LTIP grant including RTUs and PTUs equal to 200% of his annual salary.

Under the terms of the employment agreement, in the event of a change of control or termination of employment for any reason other than cause, Mr. Billing is entitled to receive i) a lump sum payment equal to two times the total of annual salary plus annual STIP bonus. The amount of the STIP bonus shall be equal to i) the STIP bonus received in the year prior to the date of termination and the amount of unpaid annual salary to and including the date of termination, and ii) the average of the STIP bonus awarded in the two years prior to the date of termination.

The employment agreement was preceded by an employment agreement dated May 8, 2003 pursuant to which Mr. Billing was provided with a non-interest bearing loan to purchase trust units of the Fund and a retention bonus to match the loan repayment amount under the IRP. The non-interest bearing loan under the IRP was fully paid in 2007 and no amounts are currently outstanding under the loan.

Mr. Bingham is party to an employment agreement dated October 11, 2006 with the Fund and Superior. Under the employment agreement, Mr. Bingham's initial annual salary was $325,000 (as at the date of such employment agreement) and has increased to $340,000 since that time. Under the terms of the employment agreement, Mr. Bingham is entitled to receive an annual bonus (provided he meets the required performance criteria) and is entitled to participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior officers and executives. For more information on the amount of Mr. Bingham's salary and the bonus paid for the last two years, please refer to the "Summary Compensation Table" on page 23.

The employment agreement of Mr. Bingham provides that he is entitled to receive an annual bonus of between 0% and 100% of his annual salary, based on whether, and to what extent, Superior achieves certain predetermined performance objectives. In addition, Mr. Bingham was also provided with 9,259 RTUs and 22,222 PTUs under the LTIP (as at the date of such employment agreement). Under this LTIP grant, Mr. Bingham was advanced PTUs with a value of $100,000 and as such, his 2007 LTIP grant was reduced by the amount of the advance.

Under the terms of the employment agreement, in the event of a change of control or termination of employment for any reason other than cause, Mr. Bingham is entitled to receive a lump sum payment equal to two times the total of annual salary.

Mr. Gleason is party to an employment agreement dated April, 2005 with the Fund and Superior. Under the employment agreement, Mr. Gleason's initial annual salary was $275,000 (as at the date of such employment agreement), and has increased to $400,000 since that time. Mr. Gleason is also entitled to receive an annual bonus (provided he meets the required performance criteria) and is entitled to participate in all other incentive compensation plans and to receive any and and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior executives. For the amount of salary and bonus paid to Mr. Gleason for the last three years, please refer to the "Summary Compensation Table".

In the event Superior terminates Mr. Gleasons' employment without cause or in certain events where Mr. Gleason terminates his employment with Superior with good reason, Mr. Gleason is entitled to receive a lump sum amount of twenty-four months of his then current salary in addition to 13% of the lump sum amount of twenty-four months of his then current salary.

Mr. McCamus is party to an employment agreement dated September 6, 2005 with the Fund and Superior. Under the employment agreement, Mr. McCamus's initial annual salary was $300,000 (as at the date of such employment agreement), and has increased to $340,000 since that time. Mr. McCamus' employment agreement provides that he is entitled to receive an annual bonus (provided he meets the required performance criteria) and is entitled to participate in all other incentive compensation plans and to receive any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior executives. For the amount of salary and bonus paid to Mr. McCamus for the last three years, please refer to the "Summary Compensation Table".

Mr. McCamus' employment agreement provides that he is entitled to receive an annual bonus of between 0% and 80% of his annual salary, based on whether, and to what extent, Superior Energy Management, a business of Superior achieves certain predetermined performance objectives.

In the event Superior terminates Mr. McCamus' employment without cause or in certain events where Mr. McCamus terminates his employment with Superior with good reason, Mr. McCamus is entitled to receive a lump sum amount of eighteen months of his then current salary in addition to 10% of the lump sum amount of eighteen months of his then current salary.

Mr. Vanderberg is party to an employment agreement dated June 11, 2004 with the Fund and Superior. Under the employment agreement, Mr. Vanderberg's initial annual salary was $265,000 (as at the date of such employment agreement), and has increased to $325,000 since that time. Mr. Vanderberg is entitled to receive an annual bonus (provided he meets the required performance criteria) and is entitled to participate in all other incentive compensation plans and to receive any and all fringe benefit plans, coverages and other perquisites made available from to time to time to Superior's senior executives. For the amount of salary and bonus paid to Mr. Vanderberg for the last three years, please refer to the "Summary Compensation Table".

Mr. Vanderberg's employment agreement provides that he is entitled to receive an annual bonus of between 0% and 80% of his annual salary, based on whether, and to what extent, Winroc achieves certain predetermined performance objectives.

In the event Superior terminates Mr. Vanderberg's employment without cause or in certain events where Mr. Vanderberg terminates his employment with Superior with good reason, Mr. Vanderberg is entitled to receive his base salary plus an additional amount designed to approximate the value of his employment benefits for a period of eighteen months.

Securities Issuable Under Equity Compensation Plans

The following table sets forth the number of trust units to be issued upon exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of trust units remaining available for future issuance under equity compensation plans of the Fund as at December 31, 2007.

Plan Category (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (2)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	500,500 (3)	$23.87	0

Notes:

(1) All of these securities are trust units reserved for issuance pursuant to Trust Unit Options granted under the Fund's Trust Unit Incentive Program. All equity compensation plans have been approved by the Unitholders of the Fund.

(2) The terms of the TUIP provide that upon exercise, the holder receives such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such trust unit and the exercise price, by (b) the fair market value of such trust units where "fair market value" means the average of the daily high and low board lot trading price of such trust units on the TSX for the five trading days immediately preceding the date of exercise of the option. As at December 31, 2007, the fair market value of the trust units was $11.70 and the number of options outstanding was 500,500 at a weighted average exercise price of $23.87. As a result, at December 31, 2007, no trust units were issuable pursuant to the terms of the outstanding options.

PART IV: CORPORATE GOVERNANCE PRACTICES

The Fund is organized as a "Trust-over-Partnership" structure.


Unitholders
Debentureholders
Superior Plus Income Fund
100%
Superior Plus Administration Inc.
99.9%
100%
Superior Plus Inc. (GP)
0.1%
0.01%
Superior Energy Management Gas LP (1)
Superior Plus LP
99.9%
0.01%
100%
99.9%
Superior International Inc.
Superior Energy Management Electricity LP (1)
100%
99%
1%
Commercial E Industrial ERCO (Chile) Limitada (3)
Superior Plus US Holdings Inc. (2)

Notes:

(1) Superior Plus LP and Superior Plus Inc. indirecty own 99.9% and 0.01%, respectively, of Superior Energy Management Gas LP and Superior Energy Management Electricity LP.

(2) Superior Plus US Holdings Inc., a Delaware Corporation, has wholly-owned subsidiaries through which ERCO Worldwide and Winroc conduct operations in the United States.

(3) A corporation incorporated pursuant to the laws of Chile.

(4) Except where otherwise noted,all corporations were incorporated pursuant to the laws of Canada and all limited partnerships have been formed pursuant to the laws of Ontario.

The Administrator is the administrator of the Fund and its board of directors is responsible for overseeing the Fund's investments and reporting to Unitholders. The General Partner's board of directors is responsible for overseeing the management and operations of the businesses of the Partnership. Unitholders are entitled to elect the directors of both Boards at each annual meeting of the Fund.

Both Boards consist of the same members, who all possess extensive business and board experience. Of the ten members, nine are independent, with Grant Billing, Chairman and Chief Executive Officer, being the sole management director. Since 2003, Peter Green has served as Lead Director of Superior to strengthen the independence of the Board from management. Upon completion of the internal reorganization in September, 2006, Mr. Green also became Lead Director of the Administrator.

In 2007, the Board of Superior formed advisory committees for each of the businesses, composed of two independent directors, senior corporate management, and one president of another business.

The Code of Business Conduct and Ethics, the Communication and Disclosure, Insider Trading and Whistleblower policies are all designed to promote honesty and integrity throughout Superior. These policies can be found on the Fund's website at *www.superiorplus.com.*

To assist the Boards with their fiduciary responsibilities, the board of directors of the Administrator is supported by an Audit Committee and a Governance and Nominating Committee. The board of directors of Superior is supported by a Compensation Committee. Only independent directors serve on committees of the Boards.

Mandate and Composition of the Boards of the Administrator and Superior

The Boards are responsible for the stewardship of the Fund and Superior. Their role is to provide effective leadership and oversight, each with respect to their particular corporate entity. Superior has officers and employees responsible for the day-to-day management and conduct of the businesses of Superior and the implementation of the strategic plan approved by the Boards. Fundamentally, the Boards seek to ensure that the Fund and Superior conduct their business with honesty and integrity, with a view to creating sustainable and long-term value and profitable growth. Supported by their respective committees, the Boards' processes are designed to achieve an appropriate degree of independence from management; to oversee succession planning; to consider, approve and monitor the Fund's and Superior's strategic, operating, capital and financial plans; to monitor safety and the environment as it applies to Superior's businesses; and to monitor the risk management framework, including the integrity of internal financial and management systems. The duties and responsibilities of each Board are set out in the written mandates of the Boards of which can be found on the Fund's website at *www.superiorplus.com,* as well as *www.sedar.com*, in the Superior Plus Income Fund Management Information Circular filed on March 12, 2007 and which are incorporated herein by reference.

The Boards are comprised of ten members with extensive business and board experience and high standards of ethics. Of the ten members, nine are independent and one is a management director. All independent members currently participate in at least one standing committee. For more information on independence, see "Independence of Board and Committee Members" on page 9. The Chairman of the Boards is also the Chief Executive Officer. The Boards also have a Lead Director to provide greater independence of the Boards from management. Currently, the Lead Director also serves as Chair of the Governance and Nominating Committee. Position descriptions of the Chairman and Chief Executive Officer and the Lead Director, which are available on the Fund's website at *www.superiorplus.com*, delineate their roles and responsibilities. Key duties of the Lead Director include acting as liaison between management and the Boards, reviewing conflict of interest issues that may arise and chairing in-camera meetings of the Boards, without management present, at each Board meeting. Under the guidance of the Governance and Nominating Committee, the Lead Director guides the annual Board effectiveness and assessment evaluation. During the last evaluation in 2007, it was determined that the Board was the appropriate size and possessed the necessary competencies to efficiently discharge its duties and responsibilities.

The Boards have not implemented a mandatory retirement policy for the respective Directors of the Boards.

Committees of the Board

The Compensation Committee is a committee of Superior and the Audit Committee and the Governance and Nominating Committee are committees of the Administrator. To the extent that there are responsibilities at either the Administrator or Superior level which involve matters typically handled by one of these committees and no such committee exists, such matters shall remain the responsibility of the entire Board of such entity. Mandates of the Boards as well as the mandates of the Audit Committee and the Governance and Nominating Committee of the Administrator and the Compensation Committee of Superior are posted on the Fund's website at *www.superiorplus.com.*

Audit Committee

Composition and Qualifications

The Audit Committee of the Board of the Administrator consists of four directors, Mr. Smith (Chair), Ms. Best, and Messrs. Green and Valentine, all of whom are "financially literate", and "independent" within the meaning of the Audit Committee Rule. In considering criteria for the determination of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a statement of cash flow of a public entity. Mr. Smith is a chartered financial analyst with over 25 years experience in the investment banking, investment research and management industry. His experience includes investment research, mergers and acquisitions, project finance, privatization and corporate finance. Mr. Smith currently is a managing director and founding partner of Enterprise Capital Management Inc. Ms. Best is a chartered accountant with over 25 years experience. Currently, Ms. Best serves as Executive Vice-President, Risk Management and Chief Financial Officer for the Calgary Health Region where she is responsible for all finance functions, including financial operations, budgeting, forecasting and planning, business support for operating and corporate portfolios, performance reporting, business planning and treasury management. Ms. Best was a chartered accountant at Ernst & Young for nineteen years, the last ten years as Corporate Audit Partner. Mr. Green is a chartered accountant and international business advisor with over 30 years of experience in senior executive roles, including 25 years as Chief Executive Officer or Chief Operating Officer of international companies. Currently, Mr. Green serves as Chairman of Patheon Inc., a global pharmaceutical company. Mr. Valentine is a consultant and corporate director. Mr. Valentine is a chartered accountant, served as Auditor General of Alberta from 1995 to 2002 and held various senior accounting, audit and advisory positions with KPMG over a 38-year period. He served as a member of the Accounting Standards Committee and the Public Sector Accounting Standards Board of the Canadian Institute of Chartered Accountants. Mr. Valentine also served as senior advisor to the CEO, Calgary Health Region and senior advisor to the Dean of Medicine, University of Calgary until 2007.

Responsibilities and Terms of Reference

The Audit Committee reviews with management and the external auditors, and recommends to the Board of the Administrator for approval, the annual and interim financial statements of the Fund, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and financial press releases. The Audit Committee reviews and oversees, in conjunction with the external auditors and management, audit plans and procedures and meets with the auditors independent of management at each quarterly meeting. The Audit Committee is responsible for reviewing auditor independence, approving all non-audit services, reviewing and making recommendations to the Board of the Administrator on internal control procedures and management information systems. In addition, the committee is responsible for assessing and reporting to the Board of the Administrator on financial risk management positions and monitoring the processes and compliance with respect to Multilateral Instrument 52-109 "Certification of Disclosure in Issuer's Annual and Interim Filings" requirements. To the extent that any of the above matters apply to the operations and businesses of Superior, such matters will be dealt with at the Superior Board level. The mandate of the Audit Committee is posted on the Fund's website at *www.superiorplus.com,* as well as *www.sedar.com,* in the Superior Plus Income Fund Management Information Circular filed on March 12, 2007, and which are incorporated herein by reference.

Audit Fees

Fees payable to Deloitte & Touche for the years ended December 31, 2006 and December 31, 2007 are detailed in the following table:

	Year Ended December 31, 2006	Year Ended December 31, 2007
Audit fees	$818,200	$663,450
Audit-related fees	$248,104	$224,522
Tax Fees	–	–
All other fees	–	$10,600
	$1,066,304	**$898,572**

Audit fees were paid for professional services rendered by the auditors for the audit of the Fund's and Superior's annual financial statements or services provided in connection with statutory and regulatory filings. Audit-related fees were paid for review of quarterly financial statements of Superior and the Fund, attendance at quarterly audit meetings, pension plan audits, regulatory reviews, and for services provided in connection with financings, accounts receivable securitization program requirements, including French translation services provided in connection therewith.

All permissible categories of non-audit services require approval from the Audit Committee. "All other fees" in the above table consists of fees paid to Deloitte and Touche LLP in connection with internal management training relating to International Financial Reporting Standards.

Governance and Nominating Committee

The Governance and Nominating Committee of the Administrator consists of three independent directors: Messrs. Green (Chair), Engbloom, and Findlay. The Governance and Nominating Committee has the overall responsibility for reviewing the corporate governance practices and assessing the functioning and effectiveness of the Board, its committees and individual members. It is also responsible for recommending suitable director candidates to the Board and for maintaining plans for orderly succession of directors to keep the Board balanced in terms of skills and experience. In addition, the Governance and Nominating Committee oversees continuous education programs for Board members and effective orientation and education programs for new directors. In fulfilling its mandate, the Committee has developed and conducts an annual effectiveness survey designed to assess the effectiveness of the Board, its committees and individual directors. It also monitors developments in corporate governance issues and best practices among major Canadian companies and other business organizations to be satisfied that the Fund continues to carry out high standards of corporate governance. The mandate of the Governance and Nominating Committee can be found on the Fund's website at *www.superiorplus.com.*

Compensation Committee

The Compensation Committee consists of three independent directors: Messrs. Gish (Chair), MacDonald and Mirosh. The Compensation Committee has the overall responsibility for Superior's human resources policies and procedures, including its compensation and incentive programs and its pension policies and practices. It reviews the adequacy and form of compensation for directors and senior management and assesses senior management's performance and succession plans. The mandate of the Compensation Committee can be found on the Fund's website at *www.superiorplus.com.*

PART V: OTHER MATTERS

Communication with the Board

Unitholders who would like to communicate directly with the Board should direct their communication to: Grant D. Billing, Chairman and Chief Executive Officer or Peter A.W. Green, Lead Director, Superior Plus, c/o Corporate Secretary, 605 - 5th Avenue SW, Suite 2820, Calgary, Alberta, T2P 3H5. Unitholders may also send any such communications to the Corporate Secretary at llikness@superiorplus.com.

Additional Information

Copies of this Information Circular, the Fund's Annual Report which contains the financial statements, management discussion and analysis and the auditor's report thereon for the Fund's most recently completed financial year, any interim financial statements of the Fund subsequent to those statements contained in the Annual Report, and the Fund's Annual Information Form for the fiscal year ended December 31, 2007, as filed with the applicable Canadian regulatory authorities, are available on SEDAR at *www.sedar.com* and *www.superiorplus.com* and may also be obtained without charge by writing to the Secretary of Superior at 2820, 605 – 5th Avenue SW, Calgary, Alberta, T2P 3H5 or by e-mail at llikness@superiorplus.com.

Board Approval

The Board of Directors of the Administrator have approved the contents of this Information Circular and the sending of this Information Circular to the Unitholders of the Fund.

Dated at Calgary, Alberta this 10th day of March, 2008.

SUPERIOR PLUS INCOME FUND by its Administrator,
SUPERIOR PLUS ADMINISTRATION INC.

Grant D. Billing	*Leanne E. Likness*
Grant D. Billing	Leanne E. Likness
Chairman and Chief Executive Officer	Corporate Secretary

APPENDIX "A"
STATEMENT OF CORPORATE GOVERNANCE DISCLOSURE

The Administrator is committed to maintaining high standards of corporate governance and continually assesses its governance practices against evolving policies, practices and requirements.

This Statement of Corporate Governance Practices has been approved by the Governance and Nominating Committee and the Board of the Administrator. The Board of the Administrator has determined that Superior's corporate governance practices are aligned with the Canadian Securities Administrators' disclosure standards.

Compliance	Governance Disclosure Requirement and Comments
	1. Board of Directors
✓	*(a) Disclose the identity of directors who are independent.* Nine out of ten directors are independent. Please refer to "Independence of Board and Committee Members" on page 9 of the Information Circular.
✓	*(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.* One of the ten directors is not independent. Mr. Grant D. Billing is not considered independent as 1) Mr. Billing is an executive officer of the Administrator; and 2) Mr. Billing receives more than $75,000 annually in direct compensation from Superior. For further information on the independence of the Board members, please refer to "Independence of Board and Committee Members" on page 9 of the Information Circular.
✓	*(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.* A majority or 90% (representing nine of ten) of the members of the Board are independent.
✓	*(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.* Please refer to "Other Public Company Directorships/Committee Appointments" on page 11 of the Information Circular.

Compliance	Governance Disclosure Requirement and Comments
✓	(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.* Following each and every meeting, the Boards and the committees conduct in-camera sessions, at which non-independent directors and management are not in attendance. For a summary of the Board and committee meetings held in 2007, please refer to page 12 of the Information Circular.
✓	(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.* The Boards have a Chairman who is also the Chief Executive Officer of Superior and the Administrator and is therefore not independent. Mr. Green was appointed and continues to act as Lead Director to provide greater independence of the Boards from management. Mr. Green also acts as Chair of the Governance and Nominating Committee. His duties as Lead Director include acting as liaison between management and the Boards, reviewing conflict of interest issues that may arise and chairing in-camera meetings of the Boards at every Board meeting. Position descriptions of the Chairman and Chief Executive Officer and the Lead Director delineate their roles and responsibilities. These position descriptions are available on the Fund's website at *www.superiorplus.com.*
✓	(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.* Please refer to "Board and Committee Meetings Held in 2007" on page 12 of the Information Circular.
✓	**2. Board Mandate –** *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.* The complete text of the Boards' mandates, as well as the mandates of the Governance and Nominating Committee and the Audit Committee of the Administrator and the Compensation Committee of Superior can be found on the Fund's website at *www.superiorplus.com.* The mandates of the Boards and the Audit Committee can also be found on *www.sedar.com,* in the Superior Plus Income Fund Management Information Circular filed on March 12, 2007.

Compliance	Governance Disclosure Requirement and Comments
	3. Position Descriptions
✓	*(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.* The Boards have developed written position descriptions for the Chairman and Chief Executive Officer, the Lead Director, and for the Chair of each committee for both the Administrator and Superior, specifically the Audit Committee, the Governance and Nominating Committee and the Compensation Committee. The complete text of these position descriptions can be found on the Fund's website at *www. superiorplus.com.*
✓	*(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.* The Boards have developed a written position description for the Chairman and Chief Executive Officer. The complete text of such position description can be found on the Fund's website at *www.superiorplus.com.*
	4. Orientation and Continuing Education
✓	*(a) Briefly describe what measures the board takes to orient new directors regarding* *(i) the role of the board, its committees and its directors, and* *(ii) the nature and operation of the issuer's business.* • The Chairman and Chief Executive Officer and the Lead Director discuss with new directors the role of the Boards, their committees, governance, integrity and corporate values and the contribution individual directors are expected to make. • Senior management provides orientation and education on operations, the strategic plan, the financial position, risks and risk management processes and current issues facing Superior's businesses. • Trips to operating sites are arranged for directors. • An information binder has been developed for new directors, containing the Fund's and Superior's constating documents, public disclosure documents and policies and guidelines, as well as Board information, including Board and committee mandates, meeting dates, remuneration and indemnification, and relevant business and operational information. The information binder is updated, as required.
✓	*(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

Compliance	Governance Disclosure Requirement and Comments
	• Directors are surveyed annually, in conjunction with the performance evaluation, to determine areas that would assist them in maximizing effectiveness. This information serves as a basis for developing an annual continuing education program. • Board meetings are conducted from different locations to allow directors to tour Superior's plants and facilities. • Presentations are made to the Boards at all regularly scheduled board meetings to educate and keep them informed of changes within Superior and in regulatory and industry requirements and standards. • Specific information on risks, commodity pricing, supply and demand and the current business commercial environment is regularly provided and discussed. • Advisory Committees for each of Superior's businesses have been formed to better allow directors to review and consider financial and operating performance, strategic plans and communication strategies for each respective business. • The Governance and Nominating Committee reviews information on available educational opportunities and ensures directors are aware of those opportunities. • External parties are invited to present to the Board of Directors and Committees topics of specific interest. • Superior pays for director education. The Governance and Nominating Committee ensures that directors are aware of educational opportunities. Superior offers membership in the Institute of Corporate Directors ("ICD") to all members of the Boards. Mr. Valentine has completed a Directors Education Program and holds the ICD designation.
	5. Ethical Business Conduct
✓	*(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:* *(i) disclose how a person or company may obtain a copy of the code;* *(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and* *(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.* On August 9, 2005, Superior Plus Inc. adopted a written Code of Business Conduct and Ethics (the "Code"), which was subsequently reviewed and amended on November 8, 2006 by the Administrator and Superior. The Code supplements the Administrator's and Superior's existing principles and value statements designed to promote honesty and integrity across its four operating businesses. The Code addresses the following issues (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

Compliance	Governance Disclosure Requirement and Comments
	(b) protection and proper use of corporate assets and opportunities; (c) confidentiality of corporate information; (d) fair dealing with the Fund's Unitholders and Superior's customers, suppliers, competitors and employees; (e) compliance with laws, rules and regulations; and (f) reporting of any illegal or unethical behaviour. The Code applies to all directors, officers, employees and consultants of the Fund and Superior. Superior has a process in place by which employees certify on an annual basis their familiarity with and adherence to the principles of the Code and to any other of the Fund's and Superior's policies, including the Communication and Disclosure Policy and Practices, Insider Trading and Whistleblower policies. Results of annual certifications and any incidents of non-compliance are reported through the respective committees to the Boards. The Code encourages employees to seek advice or report concerns without fear of retribution through the Whistleblower Policy, the administration of which is outsourced for greater anonymity. A waiver of the Code for directors, officers, employees and consultants may be granted only by the Boards and must promptly be disclosed, as required by applicable rules and regulations. The Code is available on the SEDAR website at *www.sedar.com* and on the Fund's website at *www.superiorplus.com*. The Insider Trading, Communication and Disclosure Policy and Practices and the Whistleblower Policy are also available on the Fund's website at *www.superiorplus.com*. The Boards have not granted any waiver of the Code in favour of a director or executive officer during 2007. No material change report pertaining to conduct departing from the Code was required to be filed in 2007 or at anytime prior thereto.
	(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
✓	To ensure directors exercise independent judgment in considering transactions and agreements, at the beginning of each Board meeting, the directors are asked if there are any independence or conflict of interest issues that may compromise independent judgment. If, at any Board meeting, a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.
✓	*(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.* Superior's ethics efforts have strong support by the Boards. The Chairman and Chief Executive Officer is responsible for fostering a corporate culture that promotes ethical conduct and integrity of Superior and the Administrator as well as ensuring that appropriate processes and rules are in place and observed so that ethical conduct and integrity is achieved in practice. For further information, please refer to 5(a) above.

Compliance	Governance Disclosure Requirement and Comments
	6. Nomination of Directors
✓	*(a) Describe the process by which the board identifies new candidates for board nomination.* The Governance and Nominating Committee is responsible for recommending suitable candidates for nomination for election or appointment as a director to the Board of the Administrator. The Committee annually reviews a skills matrix, which sets forth various skills and areas of expertise determined to be essential to the Board, and updates it as necessary. This matrix is then used as a basis in recruiting new members to the Board. An evergreen list is maintained to identify potential directors who may possess the skills that are important to board membership. The Committee has the authority to hire outside consultants to assist in identifying and screening qualified candidates. To the extent the above governance and nominating matters relate to the Board of Superior, these matters will be dealt with at the Superior Board level.
✓	*(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.* The Governance and Nominating Committee of the Administrator is comprised of three independent directors, namely, Messrs. Green (Chair), Findlay and Engbloom. For further information, please refer to "Independence of Board and Committee Members" on page 9 of the Information Circular.
✓	*(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.* The Governance and Nominating Committee, among other things, is responsible for assisting the Board in identifying suitable director candidates and for maintaining plans for orderly succession of directors to keep the Board balanced in terms of skills and experience. The full text of the mandate for the Governance and Nominating Committee can be found on the Fund's website at *www. superiorplus.com.*
	7. Compensation
✓	*(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.* The Board of Superior has appointed a Compensation Committee with responsibility for recommending compensation for the directors and officers of Superior. The compensation of the Chairman and Chief Executive Officer is reviewed by the Compensation Committee and then recommended to the independent directors of

Compliance	Governance Disclosure Requirement and Comments
	the Board for approval.
✓	(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.* The Compensation Committee is composed of three independent directors, namely, Messrs. Gish (Chair), MacDonald and Mirosh. For further information, please refer to "Independence of Board and Committee Members" on page 9 of the Information Circular.
✓	(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.* The full text of the Compensation Committee mandate can be found on the Fund's website at *www. superiorplus.com.*
✓	(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.* The Compensation Committee has not retained any compensation consultant or advisor to assist in determining compensation for any of Superior's directors or officers in the most recently completed financial year.
✓	**8. Other Board Committees** – *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.* The Boards do not have any standing committees other than the Audit, the Governance and the Nominating and the Compensation Committees.
✓	**9. Assessments** – *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.* • The Governance and Nominating Committee leads a full annual evaluation of the effectiveness and performance of the Boards, all Board Committees and individual directors. • The Governance and Nominating Committee has developed an annual board effectiveness survey which includes an individual director self-evaluation questionnaire and guide and evaluation of peer performance. The evaluation uses

Compliance	Governance Disclosure Requirement and Comments
	confidential director questionnaires which encourage candid and constructive commentary. • The assessment mechanism is led by the Chair of the Committee, who is also the Lead Director. He tabulates, analyzes and reports the results to the Committee and the Boards, after conducting an interview with each director. Confidentiality of individual director comments is maintained. The evaluation carried out in 2007 showed that the Board, Committees, Chairman and Chief Executive Officer, Lead Director and individual directors were fulfilling their responsibilities.